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TABLE OF CONTENTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on November 14, 2006

Registration No. 333-130478

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 6
to
Form S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Venoco, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number)	77-0323555 (I.R.S. Employer Identification No.)

370 17th Street, Suite 2950
Denver, Colorado 80202-1370
(303) 626-8300
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Timothy Marquez
Chairman and Chief Executive Officer
370 17th Street, Suite 2950
Denver, Colorado 80202-1370
(303) 626-8300
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
John Elofson, Esq. Davis Graham & Stubbs LLP 1550 Seventeenth Street, Suite 500 Denver, Colorado 80202-1500 (303) 892-9400	Seth R. Molay, P.C. J. Michael Chambers, Esq. Akin Gump Strauss Hauer & Feld LLP 1111 Louisiana Street, 44th Floor Houston, Texas 77002 (713) 220-5800

        Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable following the effectiveness of this registration statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Common Stock, par value $0.01 per share	$402,500,000	$43,068

(1)
Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(o) under the Securities Act.

(2)
Previously paid.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 14, 2006

12,500,000 Shares

Common Stock

                We are selling 10,000,000 shares of common stock and the selling stockholders, one of which is a family trust controlled by our Chief Executive Officer, are selling 2,500,000 shares of our common stock.

                Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $19.00 and $21.00 per share. We have applied to list our common stock on The New York Stock Exchange under the symbol "VQ."

                The underwriters have an option to purchase from us and the selling stockholders a maximum of 1,875,000 additional shares to cover over-allotments of shares.

                We intend to use the net proceeds from our sale of common stock in this offering to repay outstanding borrowings under our credit facilities. Affiliates of certain of the underwriters are lenders under our credit facilities and will therefore receive a portion of those proceeds.

                Investing in our common stock involves risks. See "Risk Factors" on page 14.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Venoco, Inc.	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

                Delivery of the shares of common stock will be made on or about                    ,         .

                Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Lehman Brothers	JPMorgan

A.G. Edwards	BMO Capital Markets

The date of this prospectus is                    ,         .

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS
SUMMARY
RISK FACTORS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
UNAUDITED PRO FORMA FINANCIAL INFORMATION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS AND PROPERTIES
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS AND BENEFICIAL OWNERSHIP OF MANAGEMENT
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
DESCRIPTION OF INDEBTEDNESS
UNDERWRITING
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
GLOSSARY OF TECHNICAL TERMS

ABOUT THIS PROSPECTUS

        You should rely only on the information contained in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell shares of our common stock and are seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is complete and accurate only as of the date on the front cover regardless of the time of delivery of the prospectus or of any sale of shares.

i

SUMMARY

        This summary highlights information appearing in other sections of this prospectus. It is not complete and does not contain all of the information you should consider before investing in our common stock. We urge you to read this entire prospectus to understand more fully the considerations that may be important to you in making your decision regarding an investment in our common stock, including the "Risk Factors" section beginning on page 14. We use the term "pro forma" in this prospectus to refer to information presented after giving pro forma effect to (i) our acquisition of TexCal Energy (LP) LLC, or TexCal, on March 31, 2006 and (ii) our incurrence of $469.5 million of indebtedness to finance that acquisition, transactions that we refer to collectively as the TexCal transaction.

Our Company

        We are an independent energy company primarily engaged in the acquisition, exploration, exploitation and development of oil and natural gas properties. Since our founding in 1992, our core areas of focus have been offshore and onshore California. We believe that California's numerous large oil and natural gas fields and limited number of well capitalized, independent operators present us with an attractive niche market opportunity. Our principal properties are located offshore southern California, onshore in California's Sacramento Basin and along the Gulf Coast of Texas, and are characterized by long reserve lives, predictable production profiles and substantial opportunities for further exploitation and development, including numerous relatively low risk drilling locations.

        We have grown to become one of the largest independent oil and natural gas companies in California based on production volumes. In furtherance of our growth strategy, we acquired TexCal for $456 million in cash on March 31, 2006. As a result of the transaction, we have strengthened our position as the most active driller in the Sacramento Basin, a principal growth area for us, and have reestablished our presence in Texas. According to reserve reports prepared by Netherland, Sewell & Associates, Inc., or NSAI, and DeGolyer & MacNaughton, we had proved reserves of approximately 94.5 MMBOE as of July 31, 2006, of which 57% were oil and 57% were proved developed. The PV-10 value of our proved reserves as of that date was approximately $1.7 billion. Our definition of PV-10, and a reconciliation of a standardized measure of discounted future net cash flows to PV-10, is set forth in "Non-GAAP Financial Measures and Reconciliations" beginning on page 11. Our average net production for the third quarter of 2006 was 16,962 BOE/d, implying a proved reserves to production ratio of 15.3 years. The following table summarizes certain information concerning our production for the third quarter of 2006 and our reserves and inventory of drilling locations as of July 31, 2006:

	Third Quarter 2006 Production		Proved Reserves
	Average Net Production (BOE/d)	% Oil	Total (MMBOE)	% Oil	PV-10 Value ($MM)	Drilling Locations(2)
Coastal California(1)	7,481	92%	42.5	87%	$934.0	68
Sacramento Basin	6,388	—	28.5	—	$381.6	509
Texas	3,093	84%	23.5	72%	$385.3	60

Total	16,962	56%	94.5	57%	$1,700.9	637

(1)
Includes properties offshore and onshore southern California.

(2)
Represents total gross drilling locations identified by management as of July 31, 2006. Of the total, 373 locations are classified as proved.

Our Strengths

        We believe that the following strengths provide us with significant competitive advantages:

        High quality asset base with a long reserve life.    Most of our reserves are located in fields that have large volumes of hydrocarbons in place in multiple geologic horizons. Fields of this type often have a significant number of potential drilling prospects. One of our primary objectives is to continue to increase the amount of oil and natural gas ultimately recovered from these fields, thereby increasing our reserves and production. Our offshore California fields and our Texas Gulf Coast fields generally have well-established production histories and exhibit relatively moderate production declines. As of July 31, 2006, our proved reserves to production ratio was 15.3 years and our proved developed reserves to production ratio was 8.6 years, in each case based on production during the third quarter of 2006. We believe that this relatively stable base of long-lived production is a strong platform to support further growth in our reserves and production.

        Attractive reserve replacement costs.    From our inception in 1992 through July 31, 2006, we made approximately $916.7 million in capital expenditures to acquire, develop and/or discover 146.3 MMBOE of proved reserves, an average reserve replacement cost (including reserve revisions) of $6.27 per BOE. These capital expenditures consisted of $558.0 million used to complete 37 acquisitions and $358.7 million used for development and exploration projects. See page 13 for a description of how we calculate reserve replacement cost.

        Significant drilling inventory and growth potential.    As of July 31, 2006, we had identified 637 drilling locations on our properties, including 422 on properties we acquired in the TexCal transaction, and we anticipate identifying additional locations on those properties as we pursue our exploitation and development activities. As of September 30, 2006, we controlled a total of 326,814 gross acres (270,233 net). We believe that the continued exploitation and development of our properties will allow us to increase our proved reserves and our average net daily production even if we do not make additional acquisitions. In addition, we believe that improved technology, our experienced technical staff and our substantial acreage position will allow us to further expand our proved reserves and production through exploration activities.

        Strong position in the Sacramento Basin.    We have considerable expertise in the exploration, exploitation and development of properties in the Sacramento Basin, where we have operated since 1996. We were the most active driller in the basin in 2005 and we believe that, on a pro forma basis as of December 31, 2005, we had the largest acreage position in the area. We have a twelve-person team of engineers and geologists dedicated exclusively to our operations in the basin, and have three drilling and two completion/workover rigs under contract there. We believe that our experience, expertise and substantial presence in the basin will allow us to take advantage of attractive acquisition, exploration, exploitation and development opportunities there. In addition, we believe that the basin's proximity to northern California natural gas markets, its substantial gathering infrastructure and pipeline capacity and the relatively small discount to NYMEX prices received for natural gas produced there contribute to the value of our position.

        Extensive knowledge of the Monterey shale formation. A substantial portion of our production consists of offshore production from an unconventional reservoir, the fractured Monterey shale formation in California. Our technical team has extensive offshore experience with the evaluation and exploitation of this reservoir. We believe that there are significant exploration, exploitation and development opportunities relating to the Monterey formation onshore as well, and that our offshore expertise will help us take advantage of those opportunities.

        Experienced, proven management and operations team.    The members of our management team have an average of over 20 years of experience in the oil and natural gas industry. Prior to founding our company in 1992, our CEO, Timothy Marquez, worked for Unocal for 13 years in both engineering and managerial positions. Our operations team has significant experience in the California and Texas oil and natural gas industry across a broad range of disciplines, including geology, drilling and operations, and regulatory and environmental matters. Our team currently includes 47 engineers and geoscientists. We believe that our experience and knowledge of the California oil and natural gas industry, including the unconventional Monterey reservoir, are important competitive advantages for us.

        High percentage of operated properties.    We have operating control of substantially all of our properties, operating approximately 94% of our September 2006 production. Maintaining control of our properties allows us to use our technical and operational expertise to manage overhead, production and drilling costs and capital expenditures and to control the timing of exploration, exploitation and development activities.

        Reputation for environmental, safety and regulatory compliance.    We believe that we have established a reputation among regulators and other oil and natural gas companies as having a commitment to safe environmental practices. For example, the state of California has presented us with awards for outstanding lease maintenance at our Beverly Hills and Santa Clara Avenue fields. We believe that our reputation is an important advantage for us when we are competing to acquire properties, particularly those in environmentally sensitive areas, because sellers are often concerned that they could be held responsible for environmental problems caused by the purchaser.

        Good relationships with local communities.    We have devoted substantial effort towards establishing and maintaining good relationships with the communities in which we operate, and have won several awards for our community service and outreach programs. We believe that maintaining strong community ties can, among other things, help to facilitate the process of obtaining the governmental approvals needed to expand our operations.

Our Strategy

        We intend to continue to use our competitive strengths to advance our corporate strategy. The following are key elements of that strategy:

        Grow through relatively low-risk exploration, exploitation and development projects.    We operate properties with substantial volumes of remaining hydrocarbons. We believe that we can expand reserves and increase production from these properties on a cost-effective basis with relatively limited risk. Following Mr. Marquez's return as our CEO in June 2004, we returned to our historical strategy of actively pursuing these opportunities. Our exploration, exploitation and development capital expenditures were $23.2 million in 2004 and $83.6 million in 2005, and we expect that they will be approximately $185 million in 2006, including $135.1 million incurred in the first nine months of the year.

        Make opportunistic acquisitions of underdeveloped properties.    We pursue acquisitions that expand our reserves and production on a cost-effective basis. Our primary focus is on operated interests in large, mature fields that are located in our core operating regions and have significant production histories, established proved reserves and potential for further exploitation and development. The acquisition of TexCal, with its significant property positions in the Sacramento Basin and the Hastings complex in Texas, demonstrates our successful implementation of this strategy. Historically, we have had success acquiring offshore California properties from major oil companies, including Chevron and ExxonMobil. We believe that we have established a strong reputation as a reliable and safe operator and that this will lead to future opportunities to acquire properties from major oil companies. In addition, many large properties in California are held by smaller independent companies that lack the resources to exploit them fully. We intend to pursue these opportunities to selectively expand our portfolio of properties.

        Actively grow in the Sacramento Basin.    We intend to continue to pursue an active drilling and acreage acquisition program in the Sacramento Basin. In September 2006, our average net production in the basin was 38,074 Mcf/d, or 285% of our pro forma production in the area in November 2004.

We expect to continue our growth in this area, which we believe has significant exploration, exploitation and development opportunities. As one of the largest operators in the basin, we believe that we are well positioned to identify and exploit these opportunities. In addition to allowing us to increase our proved reserves and production, we expect that our focus on this area will allow us to lower our per unit operating costs.

        Exploration and exploitation of unconventional reservoirs.    We plan to use the expertise we have developed with the fractured Monterey shale formation and other complex, unconventional reservoirs in our acquisition, exploration, exploitation and development of properties with similar characteristics. As of September 30, 2006, we controlled approximately 63,400 net acres with proven, probable and possible Monterey reserves and are actively seeking additional acreage. We plan to spend approximately $18 million on Monterey development wells and approximately $19 million on Monterey exploration in 2006.

        Continue to focus on the California market.    Historically, we have focused primarily on properties onshore and offshore California. We believe the California market will continue to provide us with attractive growth opportunities. Many properties in California are characterized by significant hydrocarbons in place with multiple pay zones and long reserve lives—characteristics that our technical expertise make us well-suited to exploit. In addition, competition for the acquisition of properties in California is limited relative to many other markets because of the state's unique operational and regulatory environment. We believe that our technical capabilities, environmental record and experience with California regulatory requirements will allow us to grow in the California market.

        Reduce operating costs.    We intend to improve our operating margins through cost control measures and increases in production volumes, particularly with respect to operations where fixed costs comprise a large proportion of total costs. For example, a major portion of our offshore operating costs are related to fixed platform expenses. Accordingly, we believe that we can significantly increase our profitability by increasing production from those platforms.

        Maintain financial flexibility.    We believe that maintaining both financial flexibility and a disciplined capital expenditure program are integral to the successful execution of our business strategy. Our cash flow from operations is supported by the hedges we have in place from 2006 through 2010. Using a blend of purchased floors and collars, we maintain a balanced oil and natural gas derivative position intended to limit downside price risk while maintaining the potential to benefit from price increases on a substantial portion of our anticipated production. We will continue to pursue our hedging strategy in order to protect our ability to execute our capital expenditure plan and to preserve upside potential. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk" for a summary of our derivative/hedging activity.

Recent Developments

        CO2 Project with Denbury.    On November 8, 2006, we entered into an option agreement with Denbury Resources relating to a potential CO2 enhanced recovery project in the Hastings complex. Pursuant to the agreement, Denbury will pay us $50.0 million for an option to acquire our interest in parts of the complex and certain related property for use in an enhanced recovery project in which we will have a continuing interest. The grant of the option, and Denbury's obligation to make the option payment, is contingent upon (i) the approval of the option agreement by lenders under our revolving credit facility and (ii) Denbury confirming that there are no material title or environmental defects affecting the properties based on its currently ongoing diligence review, in each case by December 1, 2006. Of the total option payment, $37.5 million will be paid upon the satisfaction of the foregoing conditions, $7.5 million will be paid in November 2007 and the remaining $5.0 million will be paid in November 2008. Denbury may not exercise the option until September 2008. The initial exercise period will end in October 2009, subject to Denbury's right to extend it for successive one-year periods until 2016 for an annual extension fee of $30.0 million.

        Following the exercise of the option, Denbury will either purchase the properties subject to the option or enter into a volumetric production payment arrangement with us with respect to the properties. The purchase price or volumetric production payment will be based on the value of the properties as determined with respect to the net proved reserves associated with the properties based on then-existing operations and NYMEX forward strip pricing, subject to certain adjustments. The $50.0 million option payment will not be deducted from the purchase price or payment. Contemporaneously with its exercise of the option, Denbury will commit to a development plan for the properties that will call for it to make capital expenditures of at least $178.7 million over five years. Following the exercise of the option, we will retain an overriding royalty interest of 2.0% in production from the properties. We will also have the right to back in to a working interest of approximately 22.3% in the CO2 project after Denbury recoups (i) its operating costs relating to the project and a portion of the purchase price and (ii) 130% of its capital expenditures made on the project. We will continue our operations on the properties until the option is exercised. The success of any CO2 enhanced recovery project is subject to numerous risks and uncertainties, including those relating to the geologic suitability of the properties for such a project and the availability of an economic and reliable supply of CO2.

        Amendment to Revolving Credit Facility.    On October 25, 2006, we entered into an amendment to our revolving credit facility which provided for, among other things, an increase in the borrowing base from $200.0 million to $230.0 million and an increase in the interest rate applicable to amounts borrowed under the facility of 0.5%. The interest rate will decline by 0.5% following the completion of this offering if our net proceeds from the offering are at least $200.0 million. The facility as amended imposes restrictions on acquisitions of oil and natural gas assets, capital expenditures and cash dividends prior to completion of a stock offering in which our net proceeds are at least $200.0 million, and required us to enter into derivative contracts covering 75% of anticipated production from our proved developed producing reserves in 2010 at specified prices. See "Description of Indebtedness—Revolving Credit Facility."

        TexCal Transaction.    We acquired TexCal on March 31, 2006 for $456 million in cash. According to a reserve report prepared by independent engineers DeGolyer & MacNaughton, as of December 31, 2005, TexCal had proved reserves of 31.4 MMBOE, 31.2% of which were located in the Sacramento Basin. TexCal's average net production for 2005 was 4,340 BOE/d and its average net production in the first quarter of 2006 was 5,467 BOE/d. The TexCal transaction is consistent with our strategy of acquiring large, mature fields with established reserves in our core areas of operation, and it provided us with approximately 422 additional drilling locations, of which 269 are classified as proved. The acquisition also improved our proved reserves to production ratio and allows us to better balance our mix of oil and natural gas production.

        The Sacramento Basin properties we acquired in the TexCal transaction are adjacent to our other properties in the area, and we believe that this proximity has allowed us to benefit from greater economies of scale and to leverage our technical expertise in this core area to enhance the value of the properties acquired. Because ownership of the remaining acreage in the area is relatively fragmented, we also expect to have opportunities to complete "tack-on" acquisitions with relatively limited competition. We also believe that the properties we acquired in the transaction present us with numerous exploration, exploitation and development opportunities, in part because the capital expenditures devoted to the properties have been limited in recent years.

        We financed the acquisition through aggregate borrowings of $469.5 million under a second amendment and restatement of our existing revolving credit facility and a new senior secured second lien term loan facility, which we refer to collectively as the credit facilities. We intend to use the proceeds of this offering to reduce the outstanding indebtedness under these facilities. See "Use of Proceeds."

Risk Factors

        You should carefully consider the risks described under "Risk Factors" beginning on page 14 and the other information contained in this prospectus before making a decision to invest in our common stock. The risks to which our business is subject include operating and environmental risks relating to our offshore operations, which are greater in some respects than those associated with onshore operations. In addition, in our pursuit of additional growth opportunities, we will be competing with many companies that have greater financial and technical resources than we do. Also, for the reasons described under "Risk Factors—Risks Related to Our Business and the Oil and Natural Gas Industry," our ability to replace our reserves, the extent to which current estimates of our proved reserves ultimately correspond to actual production, and the time and financial and other resources required to produce our reserves are all subject to numerous risks and uncertainties, many of which are beyond our control. You should also be aware that following this offering, Timothy Marquez will beneficially own 68% of our outstanding common stock (or 65% if the underwriters exercise in full their option to purchase additional shares), and will therefore be able to control the composition of our board of directors and direct our management and policies.

Our Offices

        We were incorporated in California in 1992 and reincorporated in Delaware in 1998. Our principal office is located at 370 17th Street, Suite 2950, Denver, Colorado 80202-1370 and our telephone number is (303) 626-8300. We also maintain a corporate office located at 6267 Carpinteria Avenue, Carpinteria, CA 93013-1423. The telephone number at that office is (805) 745-2100. Our website can be found at www.venocoinc.com. The information on our website is not a part of this prospectus.

Additional Information

        As used in this prospectus, unless the context otherwise indicates, references to "Venoco," the "company," "we," "our," "ours" and "us" refer to Venoco, Inc. and its subsidiaries collectively, including TexCal and its subsidiaries from March 31, 2006. Certain oil and natural gas industry terms used in this prospectus are defined in the "Glossary of Technical Terms" beginning on page A-1. Except as otherwise indicated (i) all share and per-share information included in this prospectus reflects the stock splits described in note 1 to our financial statements beginning on page F-8 and (ii) the information in this prospectus assumes that the underwriters do not exercise their option to purchase additional shares to cover over-allotments.

The Offering

Issuer	Venoco, Inc.
Selling stockholders
The Marquez Trust, a family trust controlled by Timothy Marquez, our CEO, and the Denver Foundation, a charitable foundation. See "Principal and Selling Stockholders and Beneficial Ownership of Management."
Common stock offered by us	10,000,000 shares
Common stock offered by the selling stockholders	2,500,000 shares
Underwriters' option to purchase additional shares	We and the selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 1,875,000 shares of common stock.
Common stock outstanding after this offering	42,692,500 shares
Use of proceeds
We estimate that our net proceeds from this offering will be approximately $184.5 million after deducting estimated discounts, fees and expenses (including fees and expenses related to sales by the selling stockholders).
We intend to use the net proceeds from this offering to reduce outstanding indebtedness under our credit facilities.

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. See "Use of Proceeds." Affiliates of certain of the underwriters are lenders under our credit facilities and will therefore receive a portion of the net proceeds of this offering. See "Underwriting."
New York Stock Exchange symbol	VQ
Risk factors
An investment in our common stock involves a high degree of risk. See "Risk Factors" and other information included in this prospectus for a discussion of factors you should consider before investing in our common stock.

Summary Historical and Pro Forma Financial Information

        The following table presents summary historical and unaudited pro forma financial information for the periods indicated. The summary historical financial information for each of the years in the three-year period ended December 31, 2005 was derived from our audited financial statements and the summary historical financial information for the nine-month periods ended September 30, 2005 and 2006 was derived from our unaudited interim financial statements. The audited financial statements for each of the years in the three-year period ended December 31, 2005 and the unaudited financial statements for the nine-month periods ended September 30, 2005 and 2006 are included elsewhere in this prospectus. In the opinion of management, our unaudited interim financial statements reflect all adjustments necessary to present fairly our financial position at September 30, 2005 and 2006 and our income and cash flows for the nine-month periods ended September 30, 2005 and 2006. All such adjustments are of a normal recurring nature.

        The summary pro forma financial information for the year ended December 31, 2005 and the nine-month period ended September 30, 2006 gives effect to the following transactions as if they had occurred on January 1, 2005:

  •
  our acquisition of TexCal; and

  •
  the related incurrence of $469.5 million of indebtedness under the credit facilities.

        Because the TexCal transaction was completed on March 31, 2006, the summary pro forma information for the nine-month period ended September 30, 2006 reflects pro forma information for the quarter ended March 31, 2006 and historical information for the six-month period ended September 30, 2006.

        The summary historical and unaudited pro forma financial information set forth below is not necessarily indicative of future results. We urge you to read the summary financial information set forth below in conjunction with the audited and unaudited financial statements included in this prospectus, the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Financial Information" included elsewhere in this prospectus. All data other than per share data is shown in thousands.

	Historical
				Nine Months ended September 30,		Pro Forma
	Year ended December 31,
						Year ended December 31, 2005	Nine Months ended September 30, 2006
	2003	2004(5)(6)	2005	2005	2006
	(Predecessor)	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)	(Successor)
Statement of Operations Data:
Oil and natural gas revenues	$109,754	$139,961	$191,092	$134,668	$203,269	$273,428	$231,549
Commodity derivative losses—realized	(10,272)	(17,589)	(22,870)	(15,442)	(19,764)	(26,080)	(19,551)
Commodity derivative gains (losses)—unrealized	—	(1,096)	(34,725)	(44,241)	13,413	(31,750)	13,470
Other revenues(1)	5,253	5,457	4,456	2,867	4,709	5,525	4,910

Total revenues	104,735	126,733	137,953	77,852	201,627	221,123	230,378
Production expenses	45,617	49,567	54,038	38,030	62,567	76,239	69,100
Transportation expense	2,785	2,915	2,596	1,680	2,239	2,768	2,284
Depreciation, depletion and amortization	16,161	16,489	21,680	15,127	41,847	55,381	50,949
Accretion of abandonment liability	1,401	1,482	1,752	1,311	1,768	2,279	1,935
General and administrative expenses, net of capitalized amounts	11,632	11,272	16,007	10,654	19,566	19,982	21,099
Litigation settlement expense(2)	6,000	—	—	—	—	—	3,507
Amortization of deferred loan costs	370	3,050	1,755	1,341	2,570	4,785	—
Interest expense, net	2,125	2,269	13,673	10,181	35,300	56,445	45,606
Income tax provision (benefit)	7,876	16,088	10,300	(643)	14,100	1,000	14,150
Minority interest in Marquez Energy	—	95	42	42		42	—
Cumulative effect of change in accounting principle, net of tax(3)	(411)	—	—	—	—	—	—

Net income	11,179	23,506	16,110	129	21,670	2,202	21,748
Preferred stock dividends	(8,465)	(7,134)	—	—	—	—	—
Excess of carrying value over repurchase price of preferred stock(4)	—	29,904	—	—	—	—	—

Net income applicable to common equity	$2,714	$46,276	$16,110	$129	$21,670	$2,202	$21,748

Basic earnings per common share:
Income before cumulative effect of change in accounting principle	$0.07	$1.33	$0.49	$—	$0.66	$0.20	$0.67
Cumulative effect of change in accounting principle	0.01	—	—	—	—	—	—

Total	$0.08	$1.33	$0.49	$—	$0.66	$0.20	$0.67

Diluted earnings per common share:
Income before cumulative effect of change in accounting principle	$0.07	$0.48	$0.49	$—	$0.63	$0.07	$0.63
Cumulative effect of change in accounting principle	0.01	—	—	—	—	—	—

Total	$0.08	$0.48	$0.49	$—	$0.63	$0.07	$0.63

Cash Flow Data:
Cash provided (used) by
Operating activities	$31,557	$43,309	$39,931	$33,825	$97,043
Investing activities	(10,531)	(27,990)	(58,695)	(29,139)	(584,263)
Financing activities	(23,333)	30,979	(26,562)	(46,378)	494,890
Other Financial Data (unaudited):
Adjusted EBITDA(7)	$38,122	$62,498	$98,243	$70,376	$103,919	$151,563	$124,335
Capital expenditures	9,064	21,829	90,106	60,500	139,775
	September 30, 2006
	Historical	As Adjusted(8)
	(Successor)
Balance Sheet Data (end of period):
Cash and cash equivalents	$17,059	$17,059
Plant, property and equipment, net	771,453	771,453
Total assets	889,173	889,173
Long-term debt, excluding current portion	678,811	494,311
Stockholders' equity	27,781	211,501

(1)
Other revenues primarily include amounts received from purchasers of our oil production to reimburse us for transportation and barge expenses.

(2)
Amount comprises settlement costs incurred by us in connection with a lawsuit brought by Mr. Marquez asserting wrongful termination and breach of contract. See "Certain Relationships and Related Transactions—Ownership and Related Disputes and Transactions—Filing of Marquez Actions."

(3)
The amount shown for 2003 is the cumulative effect of change in accounting principle of $411,000, net of tax. On January 1, 2003, we adopted SFAS 143, "Accounting for Asset Retirement Obligations," which addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Pursuant to our adoption of SFAS 143, we recognized a credit during the first quarter of 2003 of $411,000, net of tax, for the cumulative effect of the change in accounting principle. See note 13 to our financial statements.

(4)
Amount comprises the excess of the carrying value over the repurchase price of the mandatorily redeemable convertible preferred stock plus accrued and unpaid dividends net of unamortized issuance costs.

(5)
Marquez Energy is included in our statements of operations, balance sheet and cash flow data from July 2004, when common control between our company and Marquez Energy was established. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Other Accounting Matters—Acquisition of Marquez Energy" and note 1 to our financial statements.

(6)
Mr. Marquez's percentage beneficial ownership in our common stock increased from approximately 94% to 100% on December 22, 2004, the date we effected a merger with a corporation the sole stockholder of which was the Marquez trust. Accordingly, Mr. Marquez's basis in our assets has been "pushed-down" as of the date of the merger, meaning that our post-transaction financial statements reflect Mr. Marquez's basis in our assets (the successor basis) rather than our historical basis. The aggregate purchase price has been allocated to a portion of the underlying assets and liabilities based upon their respective fair values at the date of the merger, with the values of certain long-lived assets reduced on a pro rata basis for the excess of Mr. Marquez's portion of the fair value of acquired net assets over the purchase price of the shares acquired. Due to the de minimis impact on our results of operations for the nine-day period ended December 31, 2004, the successor basis of accounting has been applied to our financial statements as of December 31, 2004, with the consolidated statements of operations, comprehensive income (loss), and cash flows for the fiscal year ended 2004 being presented on a historical, or "predecessor" basis. See note 1 to our financial statements.

(7)
We set forth our definition of Adjusted EBITDA and a reconciliation of net income to Adjusted EBITDA on pages 11-12.

(8)
As adjusted to reflect the issuance of 10,000,000 shares of common stock in this offering at an assumed offering price of $20.00, which is the midpoint of the range set forth on the cover page of this prospectus, and the application of the net proceeds as described in "Use of Proceeds."

Summary Historical and Pro Forma Operating and Reserve Information

        The following table sets forth certain information regarding our average net production volumes, average sales prices realized and certain expenses associated with sales of oil and natural gas for the periods indicated on a historical and pro forma basis. We urge you to read this information in conjunction with the information contained in our financial statements and related notes included elsewhere in this prospectus. The information set forth below is not necessarily indicative of future results.

	Historical
					Pro Forma
	Year ended December 31,
				Nine Months ended September 30, 2006(2)	Year ended December 31, 2005(1)	Nine Months ended September 30, 2006
	2003	2004(1)	2005(1)
Production Volume
Natural gas (MMcf)	5,607	5,826	7,588	9,895	12,442	11,701
Oil (MBbl)	3,114	3,101	2,953	2,478	3,728	2,669
MBOE	4,049	4,072	4,218	4,127	5,802	4,619
Daily Average Production Volume
Natural gas (Mcf/d)	15,362	15,918	20,789	43,150	33,938	42,861
Oil (Bbl/d)	8,532	8,472	8,090	9,877	10,104	9,777
BOE/d	11,092	11,125	11,555	17,069	15,760 (3)	16,920
Oil Price per Bbl Produced (in dollars)
Realized price before commodity derivative loss	$26.29	$34.69	$45.66	$58.66	$47.52	$58.89
Realized commodity derivative loss	(2.39)	(5.47)	(7.46)	(9.26)	(6.49)	(8.52)

Net realized	$23.90	$29.22	$38.20	$49.40	$41.03	$50.37

Natural Gas Price per Mcf Produced (in dollars)
Realized price before commodity derivative gain (loss)	$5.06	$5.77	$7.45	$6.14	$7.76	$6.60
Realized commodity derivative gain (loss)	(0.50)	(0.11)	(0.11)	0.32	(0.15)	0.27

Net realized	$4.56	$5.66	$7.34	$6.46	$7.61	$6.87

Average Sale Price per BOE(4)	$24.69	$30.42	$39.55	$45.04	$42.63	$46.42
Expense per BOE
Production expenses(5)	$11.27	$12.17	$12.81	$15.16	$13.14	$14.96
Transportation expenses	0.69	0.72	0.62	0.54	0.48	0.49
Depreciation, depletion and amortization	3.99	4.05	5.14	10.14	9.55	11.03
General and administrative expense(6)	2.87	2.77	3.79	4.74	3.44	4.57
Interest expense, net(6)	0.52	0.56	3.24	8.55	9.73	9.87

(1)
Amounts shown include Marquez Energy from July 1, 2004. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Other Accounting Matters—Acquisition of Marquez Energy."

(2)
Includes information for TexCal from March 31, 2006, the date of acquisition. Daily average production volumes shown represent (i) second and third quarter 2006 production from TexCal properties divided by 183 days plus (ii) production from other Venoco properties for the first three quarters of 2006 divided by 273 days.

(3)
Excludes production from the Big Mineral Creek field, which we sold in March 2005. Average net production from the field was 547 BOE/d in the first quarter of 2005, or 135 BOE/d for 2005 as a whole.

(4)
Amounts shown are based on oil and natural gas sales, net of inventory changes and realized commodity derivative losses, divided by sales volumes.

(5)
Production expenses are comprised of oil and natural gas production expenses and production taxes.

(6)
Net of amounts capitalized.

        The following table summarizes our historical estimates of net proved oil and natural gas reserves as determined by NSAI, DeGolyer & MacNaughton and our previous independent petroleum engineer, Ryder Scott Company, L.P., or Ryder Scott, as of the dates indicated. NSAI provided those estimates of our reserves as of December 31, 2004 and December 31, 2005, and Ryder Scott provided the estimates of our reserves as of December 31, 2003. The estimates as of July 31, 2006 were provided by DeGolyer & MacNaughton with respect to certain of our properties and by NSAI with respect to the remainder. The pro forma column combines our historical estimated reserves as of December 31, 2005 with those of TexCal as determined by DeGolyer & MacNaughton as of that date. All proved reserve estimates were prepared using constant prices and unescalated costs in accordance with SEC guidelines based on the prices received on a field-by-field basis as of the date of the relevant report. Proved reserve estimates do not include any value for probable or possible reserves which may exist, nor do they include any value for undeveloped acreage. The proved reserve estimates represent the net revenue interest in the properties.

	December 31,
				Pro Forma as of December 31, 2005	July 31, 2006
	2003	2004(1)	2005
Proved Reserves (end of period)
Oil (MBbl)	46,757	39,935	35,300	49,974	53,565
Natural gas (MMcf)	66,585	69,876	74,053	174,154	245,323
Total proved reserves (MBOE)	57,855	51,581	47,642	79,000	94,452
Percent proved developed reserves	69%	70%	69%	64%	57%

(1)
Does not include Marquez Energy reserves. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Other Accounting Matters—Acquisition of Marquez Energy."

Non-GAAP Financial Measures and Reconciliations

Adjusted EBITDA

        We use EBITDA, adjusted as described below, referred to in this prospectus as Adjusted EBITDA, as a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. We define Adjusted EBITDA as net income before (i) net interest expense, (ii) income tax expense, (iii) depreciation, depletion and amortization, (iv) amortization of deferred loan costs, (v) the cumulative effect of change in accounting principle, (vi) pre-tax unrealized gains and losses on derivative instruments and (vii) non-cash expenses relating to share-based payments under FAS 123R. We present Adjusted EBITDA because we consider it an important supplemental measure of our performance, in particular because it excludes amounts, such as expenses relating to share-based payments and unrealized gains and losses on derivative instruments, that do not relate directly to our operating performance. Because the use of Adjusted EBITDA facilitates comparisons of our historical operating performance on a more consistent basis, we use this measure for business planning and analysis purposes, in assessing acquisition opportunities and in determining how potential external financing sources are likely to evaluate our business.

        Adjusted EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measure derived in accordance with GAAP, as an alternative to cash flow from operating activities or as a measure of our liquidity. You should not assume that the Adjusted EBITDA amounts shown in this prospectus are comparable to Adjusted EBITDA amounts disclosed by other companies. In evaluating Adjusted EBITDA, you should be aware that it excludes expenses that we will incur in the future on a recurring basis.

        Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation. Some of its limitations are:

  •
  it does not reflect our cash expenditures for capital expenditures;

  •
  it does not reflect our significant interest expense, or the cash requirements necessary to service interest or principal payments on our indebtedness;

  •
  it does not reflect the non-cash costs of our stock incentive plans, which are an ongoing component of our employee compensation program; and

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect the cost or cash requirements for such replacements.

        We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally. For more information, see our consolidated financial statements and the notes to those statements included elsewhere in this prospectus. The following table reconciles our net income to our Adjusted EBITDA on a historical and pro forma basis as of the dates shown (in thousands):

	Historical
						Pro Forma
	Year ended December 31,			Nine Months ended September 30,
							Nine Months ended September 30, 2006
			2005			Year ended December 31, 2005
	2003	2004		2005	2006
	(Predecessor)	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)	(Successor)
				(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income	$11,179	$23,506	$16,110	$129	$21,670	$2,202	$21,748
Interest expense, net	2,125	2,269	13,673	10,181	35,300	56,445	45,606
Income tax expense	7,876	16,088	10,300	(643)	14,100	1,000	14,150
Depreciation, depletion and amortization	16,161	16,489	21,680	15,127	41,847	55,381	50,949
Amortization of deferred loan costs	370	3,050	1,755	1,341	2,570	4,785	3,507
Cumulative effect of change in accounting principle	411	—	—	—	—	—	—
Pre-tax unrealized losses on derivative instruments	—	1,096	34,725	44,241	(13,413)	31,750	(13,470)
Pre-tax share-based payments	—	—	—	—	1,845	—	1,845

Adjusted EBITDA	$38,122	$62,498	$98,243	$70,376	$103,919	$151,563	$124,335

PV-10 Value

        The present value of future net cash flows (PV-10 value) is a non-GAAP measure because it excludes income tax effects. Management believes that before-tax cash flow amounts are useful for evaluative purposes since future income taxes, which are affected by a company's unique tax position and strategies, can make after-tax amounts less comparable. We derive PV-10 value based on the present value of estimated future revenues to be generated from the production of proved reserves, net of estimated production and future development costs and future plugging and abandonment costs, using prices and costs as of the date of estimate without future escalation, without giving effect to hedging activities, non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion, amortization and impairment and income taxes, and discounted using an annual discount rate of 10%. The following table reconciles the standardized measure of future net cash flows to the PV-10 value on a historical and pro forma basis as of the dates shown (in thousands):

	December 31,
				Pro Forma as of December 31, 2005(2)	July 31, 2006(3)
	2003	2004	2005(1)
Standardized measure of discounted future net cash flows	$258,477	$404,052	$565,385	$939,949	1,144,998
Add: Present value of future income tax discounted at 10%	138,107	249,026	328,445	502,269	555,938
PV-10 value	$396,584	$653,078	$893,830	$1,442,218	$1,700,936

(1)
Based on unescalated prices of (i) $57.75 per Bbl for oil and natural gas liquids, adjusted for quality, transportation fees and regional price differentials and (ii) $10.08 per MMBtu for natural gas, adjusted for energy content, transportation fees and regional price differentials.

(2)
Amounts shown include a PV-10 value for the TexCal properties of $548,388, which amount is equal to a standardized measure of discounted future net cash flows of $374,564 plus a present value of future income tax discounted at 10% of $173,824. Information for TexCal is based on unescalated prices of (i) $61.04 per Bbl for oil and natural gas liquids and (ii) $9.44 per MMBtu for natural gas adjusted, in each case, as described in note (1) above.

(3)
The July 31, 2006 NSAI report is based on unescalated prices of $71.00 per Bbl for oil and natural gas liquids and $7.25 per MMBtu for natural gas, and the DeGolyer & MacNaughton report as of that date is based on unescalated prices of $74.40 per Bbl for oil and natural gas liquids and $7.25 per MMBtu for natural gas, adjusted, in each case, as described in note (1) above. If December 31, 2005 prices had been used as described in note (1) above, our estimated proved reserves as of July 31, 2006 would have been 93.5 MMBOE and those reserves would have had a PV-10 value of $1,666,997.

Reserve Replacement Cost

        We define the term "reserve replacement cost" to mean an amount per BOE equal to the sum of all costs incurred relating to oil and natural gas property acquisition, exploitation, development and exploration activities (as reflected in our year-end financial statements for the relevant year) divided by the sum of all additions and revisions to estimated proved reserves, including reserve purchases. The calculation of reserve additions for each year is based upon the reserve report of our independent engineers as of the end of the relevant period, and includes, where applicable, production from the date acquisitions were completed through the date of the reserve report. Management uses reserve replacement cost to compare our company to others in terms of our historical ability to increase our reserve base in an economic manner. However, our historical reserve replacement costs are not necessarily indicative of the reserve replacement costs we will incur in the future. Historical sources of reserve additions, such as acquisitions, may be more expensive or unavailable in the future. Increases in commodity prices in recent years, and corresponding increases in the market value of oil and natural gas properties, have resulted in increases in our reserve replacement costs. In addition, some companies define reserve replacement cost differently than we do, a fact that limits the usefulness of reserve replacement cost as a comparative measure in some circumstances.

RISK FACTORS

        You should carefully consider the risks described below and the other information in this prospectus before making a decision to invest in our common stock.

Risks Related to Our Business and the Oil and Natural Gas Industry

Oil and natural gas prices are volatile and change for reasons that are beyond our control. A decrease in oil and natural gas prices could have a material adverse effect on our business, financial condition or results of operations.

        A substantial decline in the prices we receive for our oil and natural gas production would have a material adverse effect on us, as our future financial condition, revenues, results of operations, rate of growth and the carrying value of our oil and natural gas properties depend primarily upon those prices. For example, changes in the prices we receive for our oil and natural gas affect our ability to finance capital expenditures, make acquisitions, borrow money and satisfy our financial obligations. In addition, declines in prices could reduce the amount of oil and natural gas that we can produce economically and, as a result, could have a material adverse effect on our reserves. Oil and natural gas are commodities and their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Prices have historically been volatile and are likely to continue to be volatile in the future, especially given current world geopolitical conditions. Furthermore, the oil we produce in California is generally heavier than, and therefore sells at a discount to, premium grade light oil, and the amount of that discount varies over time. The price for the heavier oil we produce is affected by factors that may not have the same impact on the price of premium grade light oil. For example, in 2005, the price of our oil was negatively affected by an increase in the supply of heavy oil from Ecuador, which increased the discount we received for our oil compared to premium grade light oil. We cannot predict how the discount will change in the future, and it is possible that it will increase. The difficulty involved in predicting the discount also makes it more difficult for us to effectively hedge our production. Transportation costs and capacity constraints can also reduce the prices we receive for our oil and natural gas production. The prices of oil and natural gas are affected by a variety of other factors that are beyond our control, including:

  •
  changes in global supply and demand for oil and natural gas;

  •
  commodity processing, gathering and transportation availability;

  •
  actions of the Organization of Petroleum Exporting Countries;

  •
  domestic and foreign governmental regulations and taxes;

  •
  domestic and foreign political developments, including embargoes, affecting oil-producing activity;

  •
  the level of global oil and natural gas exploration activity and inventories;

  •
  the price, availability and consumer acceptance of alternative fuel sources;

  •
  the availability of refining capacity;

  •
  technological advances affecting energy consumption;

  •
  weather conditions;

  •
  financial and commercial market uncertainty; and

  •
  worldwide economic conditions.

        These factors and the volatility of the energy markets generally make it extremely difficult to predict future oil and natural gas price movements.

Our estimated reserves are based on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantity and present value of our reserves.

        The reserve data included in this prospectus represent estimates only. Estimating quantities of proved oil and natural gas reserves is a complex process. It requires interpretations of available technical data and various estimates, including estimates based upon assumptions relating to economic factors, such as future commodity prices, production costs, severance and excise taxes and availability of capital, estimates of required capital expenditures and workover and remedial costs, and the assumed effect of governmental regulation. The assumptions underlying our estimates of our proved reserves (including those attributable to the TexCal transaction) could prove to be inaccurate, and any significant inaccuracy could materially affect our future estimates of reserves, the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, the classifications of reserves based on risk of recovery and estimates of our future net cash flows. Our estimated proved reserves at year-end 2004 were approximately 6.3 MMBOE lower than they were at the end of 2003. The reduction was due primarily to reclassifications of reserves as a result of new information from a pressure study conducted on one of our producing reservoirs, a reevaluation of a development plan for an expected waterflood, a contractual production constraint that was not mitigated to the extent we had expected and the depletion that occurred as we produced oil and natural gas from our properties. In addition, our estimated proved reserves at December 31, 2005 were approximately 3.9 MMBOE lower than at December 31, 2004, primarily because of the sale of our Big Mineral Creek property (partially offset by net reserve acquisitions during the year), depletion that occurred as we produced oil and natural gas from our properties and other adjustments based on reservoir information. Similar events in the future could lead to downward revisions of our reserve estimates, and those revisions could be material.

        At July 31, 2006, 43.4% of our estimated proved reserves were proved undeveloped and 5.5% were proved developed non-producing. Estimation of proved undeveloped reserves and proved developed non-producing reserves is almost always based on analogy to existing wells as contrasted with the performance data used to estimate producing reserves. Recovery of proved undeveloped reserves requires significant capital expenditures and successful drilling operations. Revenues from estimated proved developed non-producing reserves will not be realized until some time in the future, if at all.

        You should not assume that the present values referred to in this prospectus represent the current market value of our estimated oil and natural gas reserves. The timing of the production and the expenses related to the development of oil and natural gas properties will affect both the timing of actual future net cash flows from our proved reserves and their present value. In addition, our PV-10 estimates are based on prices and costs as of the date of the estimates. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of the estimate. Further, the effect of derivative instruments is not reflected in these assumed prices. Also, the use of a 10% discount factor to calculate PV-10 value may not necessarily represent the most appropriate discount factor given actual interest rates and risks to which our business or the oil and natural gas industry in general are subject. Any significant variations from the interpretations or assumptions used in our estimates, such as increased or decreased production levels or changes of conditions and information resulting from new or reinterpreted seismic data or otherwise, could cause the estimated quantities and net present value of our reserves to change materially.

Our business involves significant operating risks that could adversely affect our production and could be expensive to remedy.

        Our operations are subject to all the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including:

  •
  well blowouts;

  •
  cratering and explosions;

  •
  pipe failures and ruptures;

  •
  pipeline accidents and failures;

  •
  casing collapses;

  •
  fires;

  •
  mechanical and operational problems that affect production;

  •
  formations with abnormal pressures;

  •
  uncontrollable flows of oil, natural gas, brine or well fluids; and

  •
  releases of contaminants into the environment.

        For example, in May 2005, we encountered downhole mechanical problems during a routine workover on a well in the South Ellwood field. As a result of the problems, average net production from the well dropped from 1,155 BOE/d in April 2005 to 262 BOE/d in May 2005 before being restored to 1,309 BOE/d in December 2005. In addition, our efforts to restore production at the well required us to delay the implementation of some other projects. We may experience similar problems and delays from time to time in the future. Our offshore operations are further subject to a variety of operating risks specific to the marine environment, including a dependence on a limited number of gas and water injection wells and electrical transmission lines. For example, we are currently adding additional salt water disposal capacity in the South Ellwood field to supplement existing disposal wells. Failure to complete this project in a timely manner could result in a curtailment of production from the field. Moreover, because we operate in California, we are also susceptible to risks posed by natural disasters such as earthquakes, mudslides, fires and floods. For example, our production in the first quarter of 2006 was adversely affected by heavy rain and flooding in northern California.

        In addition to lost production and increased costs, these hazards could cause serious injuries, fatalities, contamination or property damage for which we could be held responsible. The potential consequences of these hazards are particularly severe for us because a significant portion of our operations are conducted offshore and in other environmentally sensitive areas, including areas with significant residential populations. We do not maintain insurance in amounts that cover all of the losses to which we may be subject, and insurance may not continue to be available on acceptable terms. The occurrence of an uninsured or underinsured loss could result in significant costs that could have a material adverse effect on our financial condition. In addition, maintenance activities undertaken to reduce operational risks can be costly and can require exploration, exploitation and development operations to be curtailed while those activities are being completed. For example, our production for the third quarter of 2006 was adversely affected by maintenance activities performed at two of our fields. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Trends Affecting Our Results of Operations."

The marketability of our production is dependent upon gathering systems, transportation facilities and processing facilities that we do not control. For our largest field, we rely on one barge to transport production from the field. When these facilities or systems, including the barge, are unavailable, our operations can be interrupted and our revenues reduced.

        The marketability of our oil and natural gas production depends in part upon the availability, proximity and capacity of pipelines, natural gas gathering systems, transportation barges and processing facilities owned by third parties. In general, we do not control these facilities and our access to them may be limited or denied due to circumstances beyond our control. A significant disruption in the availability of these facilities could adversely impact our ability to deliver to market the oil and natural gas we produce and thereby cause a significant interruption in our operations. In some cases, our ability to deliver to market our oil and natural gas is dependent upon coordination among third parties who own transportation and processing facilities we use, and any inability or unwillingness of those parties to coordinate efficiently could also interrupt our operations. These are risks for which we generally do not maintain insurance.

        We are at particular risk with respect to oil produced at our South Ellwood field, which is our largest field in terms of proved reserves. Our average net production from the field in September 2006 was 3,180 Bbl/d, or approximately 17% of our aggregate net production for the month. The oil produced at the field is delivered via a barge owned and operated by an unaffiliated third party. This third party is the only company that currently has a permit to deliver oil via barge in the vicinity of the field and, at this time, the barge is the only means available to us for delivery of oil produced from the field. Our loss of the use of the barge, in the absence of a satisfactory alternative delivery arrangement, would have an adverse effect on our financial condition and results of operations.

        From time to time, the barge is unavailable due to maintenance and repair requirements. For example, it was out of service for part of August 2006 due to scheduled maintenance. In addition, in October, 2006, the barge was involved in a minor collision with a tugboat and was out of service for repair and inspection for approximately two weeks. Because we have limited storage capacity for oil produced from the field, we were required to significantly curtail production at the field during the period in which the barge was unavailable.

        As described in "Business and Properties—Description of Properties—Coastal California—South Ellwood Field," the owner of the refinery to which we have historically delivered oil production from the field informed us in August 2006 that it was unwilling to accept further deliveries from the barge. As a result, we have sold recent shipments of oil production from the field to a refinery in the San Francisco area on a shipment-by-shipment basis. However, that refinery is not obligated to accept more than one additional delivery of approximately 53,000 Bbls. Moreover, the average price we received from the sales to that refinery was approximately $15.31 less per Bbl than we received from previous sales, and the associated transportation costs were approximately $0.59 higher per Bbl (in each case based on sales through September 30, 2006). Any new delivery or sales arrangement may require time to implement and may require us to accept lower prices for our production and/or incur higher transportation costs. Our ability to implement a new delivery or sales arrangement may be adversely affected by the fact that there are only a limited number of refineries in California. Further, our existing storage facilities have only limited capacity. If we are unable, for any sustained period, to implement an acceptable delivery or sales arrangement, we will be required to shut in or curtail production from the field. Any such shut in or curtailment, or an inability to obtain favorable terms for delivery of the oil produced from the field, would adversely affect our financial condition and results of operations. We would be similarly affected if any of the other transportation, gathering and processing facilities we use became unavailable or unable to provide services.

We may discover problems arising from the TexCal transaction for which we have no recourse against the sellers.

        We conducted a review of TexCal's business, properties, liabilities and operations prior to entering into the TexCal merger agreement. In the course of our review, we relied to a significant extent on information provided by TexCal. We did not independently verify all of the information provided to us. To the extent that information consisted of estimates, those estimates may vary from actual results. In addition, the scope of our review was not comprehensive enough to uncover all potential problems that could affect us as a result of the transaction. Accordingly, it is possible that we will discover problems with the business, properties or operations we acquired, or the liabilities we assumed, that we did not anticipate at the time we completed the transaction. These problems may be material and could include, among other things, unexpected environmental problems, title defects or other liabilities. The merger agreement contained representations from TexCal concerning its business, properties, operations and liabilities, but those representations expired at the closing of the transaction. As a result, it is unlikely that we will have any recourse against the sellers if we subsequently discover inaccuracies in those representations or other liabilities arising from pre-acquisition operations of TexCal.

Acquisitions involve a number of risks, including the risk that we will be adversely affected by a failure to efficiently integrate acquired operations.

        Our ability to achieve the benefits we expect from the TexCal transaction will depend in part upon our ability to efficiently integrate TexCal's operations with ours. Our management may be required to dedicate significant time and effort to the integration process, which could divert its attention from other business concerns. The challenges involved in the integration process include retaining key employees and maintaining key employee morale, addressing differences in business cultures, processes and systems and developing internal expertise regarding the TexCal properties. We will face similar risks with respect to other acquisitions we complete in the future.

        More generally, the success of any acquisition will depend on a variety of factors, including our ability to accurately assess the reserves associated with the property, future oil and natural gas prices and operating costs, potential environmental and other liabilities and other factors. These assessments are necessarily inexact. As a result, we may not recover the purchase price of a property from the sale of production from the property or recognize an acceptable return from such sales. The risks normally associated with acquisitions are heightened in the current environment, as market prices of oil and natural gas properties are generally high compared to historical norms. In addition, we may face greater risks to the extent we acquire properties in areas outside of California, as we did when we acquired TexCal, because we may be less familiar with operating, regulatory and other issues specific to those areas.

Our debt level and the covenants in the agreements governing our debt could negatively impact our financial condition, results of operations and business prospects.

        We financed the acquisition of TexCal through the incurrence of $469.5 million of indebtedness under our credit facilities. As of November 10, 2006, we had total indebtedness under the credit facilities and our 8.75% senior notes due 2011 of approximately $698.5 million, which bore interest at a weighted average rate of 9.1%. Because we must dedicate a substantial portion of our cash flow from operations to the payment of interest on our debt, that portion of our cash flow is not available for other purposes. In addition, borrowings under our credit facilities bear interest at rates that vary with changes in market rates. Accordingly, an increase in market rates could significantly increase our debt service obligations. Our ability to make scheduled principal and interest payments on our indebtedness and pursue our capital expenditure plan will depend to a significant extent on our financial and operating performance, which is subject to prevailing economic conditions, commodity prices and a variety of other factors. Our cash flow from operations and other capital resources may not be sufficient to pay the principal and interest on our debt in the future. If our cash flow and other capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay scheduled capital projects, sell material assets or operations or restructure our debt. In the event that we are required to dispose of material assets or operations, obtain additional capital or restructure our debt to meet our debt service and other obligations, the terms of any such transaction may not be favorable to us and may not be completed in a timely fashion. In addition, our credit facilities contain mandatory prepayment provisions that would limit our ability to respond to a shortfall in our expected liquidity by selling assets, issuing equity securities or incurring additional indebtedness. In particular, the facilities would require us to use some or all of the proceeds of such transactions to reduce amounts outstanding under one or both of those facilities. See "Description of Indebtedness."

        Our level of indebtedness, and the covenants contained in the indenture governing our senior notes and the agreements governing our credit facilities, which we refer to collectively as our "debt agreements," could have important consequences for our operations, including by:

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  making it more difficult for us to satisfy our obligations under our debt agreements and increasing the risk that we may default on our debt obligations;

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  requiring us to dedicate a substantial portion of our cash flow from operations and from sales of assets and stock to required payments on debt, thereby reducing the availability of cash flow for working capital, capital expenditures, acquisition opportunities and other general business activities;

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  limiting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and other activities;

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  limiting management's discretion in operating our business;

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  limiting our flexibility in planning for, or reacting to, changes in commodity prices or our business, the industry in which we operate and/or commodity prices;

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  impairing our ability to withstand successfully a downturn in commodity prices or our business or the economy generally;

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  placing us at a competitive disadvantage against less leveraged competitors; and

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  making us vulnerable to increases in interest rates.

        In addition, under the terms of our debt agreements, we must comply with certain financial and other covenants, including leverage and current ratio requirements. Our ability to comply with these covenants in future periods will depend on our ongoing financial and operating performance, which in turn will be subject to general economic conditions and financial, market and competitive factors, in particular the selling prices for our oil and natural gas and our ability to successfully implement our overall business strategy.

        The breach of any of the covenants in our debt agreements could result in a default under the applicable agreement, which would permit the affected lenders or noteholders, as the case may be, to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest, and to foreclose on substantially all of our assets. In the event of an actual or potential default, we could attempt to refinance the debt or repay the debt with the proceeds from an equity offering or from sales of assets. The proceeds of future borrowings, equity financings or asset sales may not be sufficient to refinance or repay the debt. The terms of our debt agreements may also prohibit us from taking such actions. Factors that will affect our ability to raise cash through an offering of our capital stock, a refinancing of our debt or a sale of assets include financial market conditions and the value of our assets and our operating performance at the time of such offering or other financing. We may not be able to complete any such offering, refinancing or sale of assets on desirable terms or at all.

Our operations are subject to a variety of contractual, regulatory and other constraints that can limit our production and increase our operating costs, and thereby adversely affect our results of operations.

        We are subject to a variety of contractual, regulatory and other operating constraints that limit the manner in which we conduct our business. These constraints affect, among other things, the permissible uses of our facilities, the availability of pipeline capacity to transport our production and the manner in which we produce oil and natural gas. These constraints can change to our detriment without our consent. For example, effective January 2003, the terms of the sales gas transportation contract relating to the South Ellwood field were revised to reduce the permitted amount of carbon dioxide in the natural gas we transport from the field from 5% to 3%. Additionally, the method of measuring carbon dioxide levels was made more stringent. To comply with these new requirements, we shut in some high gas-to-oil ratio wells, which reduced our gas sales from the field from 4.2 MMcf/d in 2002 to 2.5 MMcf/d in 2003. Similar events may occur in the future. These events, many of which are beyond our control, could have a material adverse effect on our operations and financial condition and could reduce estimates of our proved reserves.

Our hedging arrangements involve credit risk and may limit future revenues from price increases and result in financial losses or reduce our income.

        To reduce our exposure to fluctuations in the prices of oil and natural gas, we enter into hedging arrangements with respect to a substantial portion of our oil and natural gas production. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk" for a summary of our hedging activity. Hedging arrangements expose us to risk of financial loss in some circumstances, including when:

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  production is less than expected;

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  a counterparty to a hedging contract fails to perform under the contract;

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  there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received; or

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  there is a sudden, unexpected event that materially impacts oil or natural gas prices.

        Our total net realized losses on derivative instruments were $10.3 million, $17.6 million and $22.9 million for the years ended December 31, 2003, 2004 and 2005, respectively, and $19.8 million for the nine months ended September 30, 2006. In addition, we have incurred substantial unrealized commodity derivative losses in some recent periods, including total net losses of $34.7 million in 2005. These unrealized losses resulted from the fact that some of our derivative positions do not qualify for hedge accounting treatment. Changes in the fair market value of the derivatives were therefore required to be recognized in the statement of operations. We may incur realized and unrealized losses of this type in the future. Hedging arrangements may also limit the benefit we would otherwise receive from increases in the prices for oil and natural gas. The uncertainties associated with our hedging programs are greater than those of many of our competitors because the price of the heavy oil that we produce in California is subject to risks that are in addition to the price risk associated with premium grade light oil.

        Our working capital could be impacted if we enter into derivatives arrangements that require cash collateral and commodity prices subsequently change in a manner adverse to us. Further, the obligation to post cash or other collateral could, if imposed, adversely affect our liquidity.

We may not be able to raise the capital necessary to replace our reserves.

        Reserves can be replaced through acquisitions of new properties or the exploration, exploitation and development of existing properties. Either approach requires substantial capital, and capital may not always be available to us on reasonable terms or at all. If our cash flow from operations and cash available from other sources is less than we anticipate, we may not be able to finance the capital expenditures, or complete the acquisitions, necessary to replace our reserves. A reduction in our reserves could, in turn, further limit the availability of capital, as the maximum amount of available borrowing under the revolving credit facility is, and the availability of other sources of capital likely will be, based in part on the estimated quantities of our proved reserves.

Oil and natural gas exploration, exploitation and development activities may not be successful and could result in a complete loss of a significant investment.

        Exploration, exploitation and development activities are subject to many risks. For example, new wells we drill may not be productive and we may not recover all or any portion of our investment in such wells. Similarly, previously producing wells that are returned to production after a period of being shut in may not produce at levels that justify the expenditures made to bring the wells back on line. Drilling for oil and natural gas often involves unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient oil or natural gas to return a profit at then realized prices after deducting drilling, operating and other costs. We endeavor to utilize the knowledge of the fractured Monterey shale formation we have developed in our offshore drilling operations in onshore exploratory drilling, and our assumptions about the consistency of this formation may not be correct. The seismic data and other technologies we use do not allow us to know conclusively prior to drilling a well that oil or natural gas is present or that it can be produced economically. The cost of exploration, exploitation and development activities is subject to numerous uncertainties beyond our control, and cost factors can adversely affect the economics of a project. Further, our development activities may be curtailed, delayed or canceled as a result of numerous factors, including:

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  title problems;

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  problems in delivery of our oil and natural gas to market;

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  pressure or irregularities in geological formations;

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  equipment failures or accidents;

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  shortages of, or delays in obtaining, equipment or qualified personnel;

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  adverse weather conditions;

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  reductions in oil and natural gas prices;

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  compliance with environmental and other governmental requirements; and

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  costs of, or shortages or delays in the availability of, drilling rigs, equipment and services.

A failure to complete successful acquisitions would limit our growth.

        Our strategy is to increase our reserves and production, in part through the acquisition of additional oil and natural gas properties, or businesses that own or operate such properties, when attractive opportunities arise. Our focus on the California market reduces the pool of suitable acquisition opportunities. If we do identify an appropriate acquisition candidate, we may be unable to negotiate mutually acceptable terms with the seller or finance the acquisition. Our revolving credit agreement currently prohibits us from effecting acquisitions with an aggregate value in excess of the aggregate value of assets we sell, and in any event in excess of $15.0 million in any year, until we complete a public offering of our stock resulting in net proceeds to us of at least $200.0 million. The substantial indebtedness we incurred in the TexCal transaction will further limit our ability to make future acquisitions. If we are unable to complete suitable acquisitions, it will be more difficult to replace our reserves, and an inability to replace our reserves would have a material adverse effect on our financial condition and results of operations.

Competition in the oil and natural gas industry is intense and may adversely affect our results of operations.

        We operate in a competitive environment for acquiring properties, marketing oil and natural gas, integrating new technologies and employing skilled personnel. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours. Those companies may be willing and able to pay more for oil and natural gas properties and prospects than our financial resources permit, and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects. Our competitors may also enjoy technological advantages over us and may be able to implement new technologies more rapidly than we can. Also, there is substantial competition for capital available for investment in the oil and natural gas industry. We may not be able to compete successfully in the future with respect to acquiring prospective reserves, developing reserves, marketing our production, attracting and retaining qualified personnel, implementing new technologies and raising additional capital.

We are subject to complex laws and regulations, including environmental laws and regulations, that can adversely affect the cost, manner and feasibility of doing business.

        Our operations and facilities are subject to extensive federal, state and local laws and regulations relating to exploration for, and the exploitation, development, production and transportation of, oil and natural gas, as well as environmental and safety matters. We cannot be certain that existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations, will not harm our business, results of operations and financial condition. Laws and regulations applicable to us include those relating to:

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  land use restrictions, which are particularly strict along the coast of southern California where many of our operations are located;

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  drilling bonds and other financial responsibility requirements;

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  spacing of wells;

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  emissions into the air (including emissions from ships in the Santa Barbara channel);

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  unitization and pooling of properties;

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  habitat and endangered species protection, reclamation and remediation;

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  the containment and disposal of hazardous substances, oil field waste and other waste materials;

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  the use of underground storage tanks;

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  transportation permits;

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  the use of underground injection wells, which affects the disposal of water from our wells;

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  safety precautions;

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  the prevention of oil spills;

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  the closure of production facilities;

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  operational reporting; and

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  taxation and royalties.

        Under these laws and regulations, we could be liable for:

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  personal injuries;

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  property and natural resource damages;

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  releases or discharges of hazardous materials;

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  well reclamation costs;

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  oil spill clean-up costs;

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  other remediation and clean-up costs;

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  plugging and abandonment costs, which may be particularly high in the case of offshore facilities;

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  governmental sanctions, such as fines and penalties; and

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  other environmental damages.

        Any noncompliance with these laws and regulations could subject us to material administrative, civil or criminal penalties or other liabilities. We are a defendant in a series of lawsuits alleging, among other things, that air, soil and water contamination from the oil and natural gas facility at our Beverly Hills field caused the plaintiffs to develop cancer or other diseases or to sustain related injuries. See "Business and Properties—Legal Proceedings." If resolved adversely to us, these suits could have a material adverse effect on our financial condition. In addition, compliance with applicable laws and regulations could require us to delay, curtail or terminate existing or planned operations.

        Some environmental laws and regulations impose strict liability. Strict liability means that in some situations we could be exposed to liability for clean-up costs and other damages as a result of conduct that was lawful at the time it occurred or for the conduct of prior operators of properties we have acquired or other third parties. In addition, we may be required to make large and unanticipated capital expenditures to comply with applicable laws and regulations, for example by installing and maintaining pollution control devices. Similarly, our plugging and abandonment obligations will be substantial and may be more than our estimates. Compliance costs are relatively high for us because many of our properties are located offshore California and in other environmentally sensitive areas and because California environmental laws and regulations are generally very strict. It is not possible for us to estimate reliably the amount and timing of all future expenditures related to environmental matters, but they will be material. In addition, our operations could be adversely affected by federal and state laws that require environmental impact studies to be conducted before governmental authorities can take certain actions, including in some cases the issuance of permits to us. Environmental risks are generally not fully insurable.

        We could also be adversely affected by existing or future tax laws and regulations. For example, proposals have been made to amend federal and California law to impose "windfall profits" taxes or other types of additional taxes on oil companies. If any of these proposals become law, our costs would increase, possibly materially.

The loss of our CEO or other key personnel could adversely affect our business.

        We believe our continued success depends in part on the collective abilities and efforts of Timothy Marquez, our CEO, and other key personnel, including the executive officers listed in "Management—Directors and Executive Officers." We do not maintain key man life insurance policies. The loss of the services of Mr. Marquez or other key management personnel could have a material adverse effect on our results of operations. Additionally, if we are unable to find, hire and retain needed key personnel in the future, our results of operations could be materially and adversely affected.

Shortages of qualified operational personnel or field equipment and services could affect our ability to execute our plans on a timely basis, reduce our cash flow and adversely affect our results of operations.

        The demand for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, engineers and other professionals in the oil and natural gas industry can fluctuate significantly, often in correlation with oil and natural gas prices, causing periodic shortages. From time to time, there have also been shortages of drilling rigs and other field equipment, as demand for rigs and equipment has increased along with the number of wells being drilled. These factors can also result in significant increases in costs for equipment, services and personnel. Higher oil and natural gas prices generally stimulate increased demand and result in increased prices for drilling rigs, crews and associated supplies, equipment and services. We have experienced some difficulty in obtaining drilling rigs, experienced crews and related services in the past year and may continue to experience these difficulties in the future. In part, these difficulties arise from the fact that the California market is not as attractive for oil field workers and equipment operators as mid-continent and Gulf Coast areas where drilling activities are more widespread. In addition, the cost of drilling rigs and related services has increased significantly. If shortages persist or prices continue to increase, our profit margin, cash flow and operating results could be adversely affected and our ability to conduct our operations in accordance with current plans and budgets could be restricted.

The geographic concentration of our operations and oil and natural gas reserves in California makes us vulnerable to localized operating and other risks.

        Most of our oil and natural gas reserves are located in California. Because our reserves are not as diversified geographically as those of many of our competitors, our business is subject to local conditions to a greater extent than other, more diversified companies. Any regional events, including price fluctuations, natural disasters and restrictive regulations, that increase costs, reduce availability of equipment or supplies, reduce demand or limit our production may impact our operations more than they would if our reserves were more geographically diversified.

Because we cannot control activities on properties we do not operate, we cannot control the timing of those projects. Our inability to fund required capital expenditures with respect to non-operated properties may result in a reduction or forfeiture of our interests in those properties.

        Other companies operated approximately 6% of our September 2006 production. Our ability to exercise influence over operations for these properties or their associated costs is limited. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence operations and associated costs could prevent the realization of our targeted returns on capital with respect to exploration, exploitation, development or acquisition activities. The success and timing of exploration, exploitation and development activities on properties operated by others depend upon a number of factors that may be outside our control, including:

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  the timing and amount of capital expenditures;

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  the operator's expertise and financial resources;

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  approval of other participants in drilling wells; and

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  selection of technology.

        Where we are not the majority owner or operator of a particular oil and natural gas project, we may have no control over the timing or amount of capital expenditures associated with the project. If we are not willing and able to fund required capital expenditures relating to a project when required by the majority owner or operator, our interests in the project may be reduced or forfeited.

Changes in the financial condition of any of our large oil and natural gas purchasers could make it difficult to collect amounts due from those purchasers.

        For the year ended December 31, 2005, 76% of our pro forma oil and natural gas revenues were generated from sales to four purchasers, ConocoPhillips, Chevron, Enserco Energy, Inc. and Shell Trading (US) Co. A material adverse change in the financial condition of any of our largest purchasers could adversely impact our future revenues and our ability to collect current accounts receivable from such purchasers.

Threatened or actual terrorist activity could adversely affect our business.

        The continued threat of terrorism and the impact of military or other government action in response to that threat have led to and will likely lead to increased volatility in prices for oil and natural gas and could affect the markets for the oil and natural gas we produce. Further, the U.S. government has issued public warnings that indicate that energy assets might be specific targets of terrorist organizations. Oil and natural gas production facilities, transportation systems and storage facilities could be direct targets of terrorist activities and offshore facilities could be attractive targets because of the possibility that an attack would result in significant environmental damage. Our operations would be adversely affected if infrastructure integral to our operations were destroyed or damaged. As a result of such a terrorist attack, the threat of such an attack or of terrorist activities in general, we may not be able to obtain insurance coverage at prices that we consider reasonable or at all. These developments could subject our operations to increased risk and could have a material adverse effect on our business.

We may be required to write down the carrying value of our properties and a reduction in our asset values could adversely affect our stock price.

        We may be required under full cost accounting rules to write down the carrying value of our properties when oil and natural gas prices decrease or when we have substantial downward adjustments of our estimated proved reserves, increases in our estimates of development costs or deterioration in our exploration results. We use the full cost method of accounting for oil and natural gas exploitation, development and exploration activities. Under full cost accounting rules, we perform a "ceiling test." This test is an impairment test and generally establishes a maximum, or "ceiling," of the book value of our oil and natural gas properties that is equal to the expected after-tax present value of the future net cash flows from proved reserves, including the effect of cash flow hedges, calculated using prevailing prices on the last day of the relevant period. If the net book value of our properties (reduced by any related net deferred income tax liability) exceeds the ceiling, we write down the book value of the properties. Depending on the magnitude of any future impairments, a ceiling test write down could significantly reduce our income or produce a loss. Ceiling test computations use commodity prices prevailing on the last day of the relevant period, making it impossible to predict the timing and magnitude of any future write downs. To the extent our finding and development costs increase, we will become more susceptible to ceiling test write downs in low price environments.

Failure to achieve and maintain effective internal control over financial reporting in accordance with the rules of the SEC could harm our business and operating results and/or result in a loss of investor confidence in our financial reports, which could in turn have a material adverse effect on our business and stock price.

        Under current SEC rules, we will be required to issue a report assessing the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act as of December 31, 2007 and on an annual basis thereafter. This assessment will require us to document, assess and test our internal controls over financial reporting more comprehensively than applicable rules currently require. In addition, our outside auditors will be required to audit and report on our assessment of our internal controls.

        To complete our assessment, we will be required to enhance the documentation of our policies, procedures and internal controls over financial reporting, assess the effectiveness of the design of those controls and test whether those controls are operating as designed. This process, which we have begun with the assistance of an independent consulting firm, will involve considerable time and expense. The operations we acquired as a result of the TexCal transaction have increased the scope and complexity of the process. During the course of our assessment, we may identify material weaknesses that we cannot remediate in time to meet the deadline imposed by SEC rules for certification of our internal controls. A determination that a material weakness exists as of December 31, 2007 or a subsequent date could result in adverse publicity, regulatory scrutiny and a loss of investor confidence in the accuracy and completeness of our financial reports. If our ability to report our financial results in a timely and accurate manner were negatively affected, this could have a material adverse effect on our stock price.

        In November 2005, we restated the financial statements included in our Quarterly Reports on Form 10-Q for the first two quarters of 2005. In addition, we have historically operated with a relatively small number of employees in the accounting and financial reporting area. If we had previously conducted an assessment of our internal controls under the standards set forth in Section 404 of the Sarbanes-Oxley Act and related rules, either or both of these factors likely would have led us to conclude that we had one or more material weaknesses in our internal controls. In addition, our outside auditors, in the performance of their 2005 audit, concluded that material weaknesses in our internal controls existed in 2005. The efforts we have undertaken, or will undertake, to address these issues, or similar issues that may arise or be discovered in the future, may not be successful.

        Particularly in view of the fact that we operate with a relatively small number of employees, the loss of any of our key accounting personnel, especially David Christofferson, our Chief Financial Officer, or Douglas Griggs, our Chief Accounting Officer, would adversely impact the effectiveness of our control environment and our internal controls, including our internal control over financial reporting.

Risks Related to This Offering and to Owning Our Common Stock

There has been no prior market for our common stock. The market price for our common stock could be volatile, and the value of your investment could decline.

        Prior to this offering, there has been no public market for our common stock, and an active trading market may not develop or be sustained after this offering. The market price for our common stock will vary from the initial public offering price after trading commences, and you may not be able to resell your shares of common stock at or above the initial offering price. This could result in substantial losses for you. The initial public offering price will be determined by negotiation between us, the Marquez Trust and the underwriters based upon a number of factors and may not be indicative of future market prices for our common stock. The market price of our common stock will be significantly affected by the price of oil and natural gas and may fluctuate significantly in response to a number of other factors, some of which are beyond our control. Some of the factors that could negatively affect our stock price include:

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  actual or anticipated variations in our reserve estimates and quarterly or annual operating results;

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  decreases in oil and natural gas prices;

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  changes in operating cash flow;

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  publication of research reports about us or the oil and natural gas exploration and production industry;

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  increases in market interest rates, which may increase our debt service obligations and our cost of capital;

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  changes in applicable laws or regulations, court rulings and enforcement and legal actions;

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  changes in market valuations of similar companies;

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  adverse market reaction to our level of indebtedness;

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  departures of key management personnel;

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  actions by our stockholders, including sales of stock by the selling stockholders;

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  speculation in the press or investment community; and

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  general market and economic conditions.

Investors in this offering will suffer immediate and substantial dilution.

        The offering price per share of our common stock offered under this prospectus is higher than the net tangible book value per share of our common stock outstanding immediately after this offering. Our net tangible book value per share as of September 30, 2006 was approximately $0.85. Net tangible book value per share as of September 30, 2006 represents the amount of our total tangible assets minus our total liabilities, divided by the 32,692,500 shares of our common stock that were outstanding on September 30, 2006. Investors who purchase our common stock in this offering will pay a price per share that exceeds the net tangible book value per share of our common stock. If you purchase our common stock in this offering, you will experience immediate and substantial dilution of $15.05 in the net tangible book value per share of our common stock, based upon an offering price of $20.00 per share. Investors who purchase our common stock in this offering will have purchased 23% of the shares outstanding immediately after the offering, but will have paid 87% of the total consideration for those shares.

We have no plans to pay dividends on our common stock.

        We have no plans to declare or pay any dividends on our common stock. Our debt agreements restrict our ability to pay dividends on our common stock, and we may also enter into other credit agreements or other borrowing arrangements in the future that contain similar, and possibly more stringent, limitations. When we pay dividends on our common stock, we are obligated to make a bonus payment to each holder of stock options granted under our 2000 stock incentive plan in an amount equal to the dividend that would have been paid on the shares of common stock underlying the holder's options had those options been exercised as of the record date relating to the dividend. See "Management—Stock Option Plans—2000 Stock Incentive Plan."

We will be controlled by Timothy Marquez, who will be able to determine the outcome of matters submitted to a vote of our stockholders. This will limit the ability of other stockholders to influence our management and policies.

        Timothy Marquez, our Chairman and CEO, currently beneficially owns 92% of our outstanding common stock and will continue to beneficially own approximately 68% of our outstanding common stock following the offering (or 65% if the underwriters exercise in full their option to purchase additional shares). As a result, Mr. Marquez is and will be able to control the composition of our board of directors and direct our management and policies. Through this control, Mr. Marquez will have the direct or indirect power to:

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  elect all of our directors and thereby control our policies and operations;

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  amend our certificate of incorporation and bylaws;

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  appoint our management;

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  approve future issuances of our common stock or other securities,

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  approve the payments of dividends, if any, on our common stock;

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  approve the incurrence of debt by us; and

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  agree to or prevent mergers, consolidations, sales of all or substantially all our assets or other extraordinary transactions.

        Mr. Marquez's significant ownership interest could adversely affect investors' perceptions of our corporate governance. In addition, Mr. Marquez may have an interest in pursuing acquisitions, divestitures and other transactions that involve risks to us and you. For example, Mr. Marquez could cause us to make acquisitions that increase our indebtedness or to sell revenue generating assets. Mr. Marquez may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Also, we have engaged, and may continue to engage, in related party transactions involving Mr. Marquez, such as our purchase of the membership interests of Marquez Energy. Of the aggregate closing payment of $16.6 million made to former members of Marquez Energy in that transaction, Mr. Marquez and David Christofferson, our CFO, received $13.0 million and $1.6 million, respectively. We may also be required to make certain contingent payments to the former holders of membership interests in Marquez Energy as described in "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Acquisitions and Divestitures—Acquisition of Marquez Energy." In addition, we have entered into agreements with the Marquez Trust in connection with dividends of certain real property interests to the trust. See "Certain Relationships and Related Transactions—Real Property Dividends and Related Transactions." We have also entered into a registration rights agreement with the trust, as described in "Shares Eligible for Future Sale—Registration Rights Agreement."

Some of our directors have relationships with other companies in the oil and natural gas industry that could result in conflicts of interest.

        Some of our directors serve as directors and/or officers of other companies engaged in the oil and natural gas industry and may have other relationships with such companies. For example, Timothy Brittan is President of Infinity Oil & Gas, Inc. and Glen C. Warren is the President, CFO and a director of Antero Resources Corporation. In addition, Mac McFarland provides consulting services to various energy-related companies from time to time and Joel Reed is the lead principal of a firm that provides investment banking services to such companies from time to time. To the extent those companies are involved in ventures in which we may participate, or compete for acquisitions or financial resources with us, the relevant director will face a conflict of interest. In the event such a conflict arises, the relevant director will be required to disclose the nature and extent of the conflict and abstain from voting for or against any action of the board that is or could be affected by the conflict.

The market price of our common stock could be adversely affected by sales of substantial amounts of our common stock in the public markets, including sales by the selling stockholders, or the issuance of additional shares of common stock in future acquisitions.

        Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales may occur, could cause the market price of our common stock to decline. In addition, the sale of these shares in the public market or the possibility of such sales could impair our ability to raise capital through the sale of additional common or preferred stock. After this offering, we will have 42,692,500 shares of common stock outstanding. Of these shares, all shares sold in the offering, other than shares purchased by our affiliates, will be freely tradable (except that shares sold in the directed share program will be subject to lock-up agreements as described in "Underwriting"). Following the offering, the selling stockholders will own approximately 71% of our outstanding common stock (or 68% if the underwriters exercise in full their option to purchase additional shares). These shares are "restricted securities" within the meaning of Rule 144 under the Securities Act. In general, upon satisfaction of certain conditions, Rule 144 permits the sale of limited amounts of restricted securities one year following the date of acquisition of the restricted securities. All of the selling stockholders' shares of common stock will be deemed to satisfy the holding period requirement of Rule 144. In addition, we have entered into a registration rights agreement with the Marquez Trust pursuant to which it is entitled to require us to register for resale some or all of its shares under the Securities Act, subject to certain conditions. Because of the substantial size of the trust's holdings, the sale of a significant portion of its shares, or a perception in the market that such a sale is likely, could have a significant impact on the market price of our common stock. See "Shares Eligible for Future Sale."

        Pursuant to our 2000 and 2005 stock incentive plans, we have granted options to purchase an aggregate of approximately 4.3 million shares of our common stock to certain of our directors and employees, approximately 39% of which are currently vested. Promptly following the completion of this offering, we expect to grant options to purchase up to an additional 500,000 shares of our common stock to our non-executive officer employees, 20% of which will be vested on the date of grant. Upon exercise, the shares underlying the options will be eligible for sale in the public market if they are registered under the Securities Act or qualify for an exemption from the registration requirements of the Securities Act pursuant to Rule 144, subject to the lock-up agreements described in "Underwriting." Promptly following the completion of this offering, we intend to file a Form S-8 with respect to shares purchasable upon exercise of options granted under those plans, which will facilitate their resale in the public market.

        In addition, in the future, we may issue shares of our common stock in connection with acquisitions of assets or businesses. If we use our shares for this purpose, the issuances could have a dilutive effect on the value of your shares, depending on market conditions at the time of an acquisition, the price we pay, the value of the business or assets acquired, and our success in exploiting the properties or integrating the businesses we acquire and other factors.

Our certificate of incorporation and bylaws and Delaware law contain provisions that may prevent, discourage or frustrate attempts to replace or remove our current management by our stockholders, even if such replacement or removal may be in our stockholders' best interests.

        Our certificate of incorporation and bylaws and Delaware law contain provisions that could enable our management, including Mr. Marquez, to resist a takeover attempt (even if Mr. Marquez ceases to beneficially own a controlling block of our common shares). These provisions:

  •
  restrict various types of business combinations with significant stockholders (other than the Marquez Trust, Mr. Marquez and his wife);

  •
  provide for a classified board of directors;

  •
  limit the right of stockholders to remove directors or change the size of the board of directors;

  •
  limit the right of stockholders to fill vacancies on the board of directors;

  •
  limit the right of stockholders to act by written consent or call a special meeting of stockholders;

  •
  require a higher percentage of stockholders than would otherwise be required to amend, alter, change or repeal certain provisions of our certificate of incorporation; and

  •
  authorize the issuance of preferred stock with any voting rights, dividend rights, conversion privileges, redemption rights and liquidation rights and other rights, preferences, privileges, powers, qualifications, limitations or restrictions as may be specified by our board of directors.

These provisions could:

  •
  discourage, delay or prevent a change in the control of our company or a change in our management, even if the change would be in the best interests of our stockholders;

  •
  adversely affect the voting power of holders of common stock; and

  •
  limit the price that investors might be willing to pay in the future for shares of our common stock.

USE OF PROCEEDS

        We estimate that our net proceeds from the sale of 10,000,000 shares of common stock in this offering, after deducting estimated fees and expenses and underwriting discounts, will be approximately $184.5 million, assuming an offering price of $20.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus.

        We anticipate that the net proceeds will be used to repay outstanding indebtedness under the revolving credit facility and the second lien term loan facility. Initially, we will prepay $105.3 million under our revolving credit facility and offer to prepay $79.3 million under our second lien term loan facility. If some or all of the lenders under our second lien term loan facility decline our prepayment offer (as they are permitted to do under the second lien term loan agreement), we anticipate that we will apply all of the declined amount to further reduce outstanding borrowings under the revolving credit facility.

        We borrowed $350 million under the second lien term loan facility on March 30, 2006 to finance part of the purchase price for TexCal. We borrowed $119.5 million under the revolving credit facility on March 31, 2006 to finance the remainder of the purchase price for TexCal and to pay related fees and expenses. As of November 10, 2006, $548.5 million was outstanding under the credit facilities. As of that date, the interest rate on amounts borrowed under the second lien term loan was 9.9% and the interest rate on amounts borrowed under the revolving credit facility was 8.1%. The interest rate on amounts borrowed under the second lien term loan facility and the revolving credit facility will decrease by 0.5% following the completion of this offering if our net proceeds from the offering are at least $200.0 million. The second lien term loan facility matures on March 30, 2011 and the revolving credit facility matures on March 30, 2009.

        We will not receive any of the proceeds from the sale of shares of our common stock in this offering by the selling stockholders, one of which is a family trust controlled by our CEO. Affiliates of certain of the underwriters are lenders under our credit facilities and will therefore receive a portion of the net proceeds of this offering. See "Underwriting."

DIVIDEND POLICY

        We have no plans to pay dividends on our common stock. We will pay dividends on our common stock only if and when declared by our board of directors. Our board's ability to declare a dividend is subject to limits imposed by our debt agreements and Delaware law. In determining whether to declare dividends, the board will consider those limits, our financial condition, results of operations, working capital requirements, future prospects and other factors it considers relevant. When we pay dividends on our common stock, we are obligated to make a bonus payment to each holder of stock options granted under our 2000 stock incentive plan in an amount equal to the dividend that would have been paid on the shares of common stock underlying the holder's options had those options been exercised as of the record date relating to the dividend. See "Management—Stock Option Plans—2000 Stock Incentive Plan."

CAPITALIZATION

        The following table sets forth our capitalization as of September 30, 2006:

  •
  on a historical basis; and

  •
  on an as adjusted basis to give effect to the sale of 10,000,000 shares of our common stock at an assumed offering price of $20.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated fees and expenses (including fees and expenses related to sales by the selling stockholders) and underwriting discounts, and the utilization of the net proceeds in the manner set forth in "Use of Proceeds." The table should be read in conjunction with our financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus.

	As of September 30, 2006
	Actual	As Adjusted
	(in thousands, except share data)
Cash and cash equivalents	$17,059	$17,059

Long term debt:
Credit facilities(1)	529,529	345,029
Senior notes	149,282	149,282

Total long term debt	$678,811	$494,311
Stockholders' equity (deficit):
Common stock, $.01 par value (200,000,000 shares authorized, 32,692,500 shares issued and outstanding actual; 42,692,500 shares issued and outstanding as adjusted)	327	427
Additional paid-in capital	22,120	206,520
Retained earnings(2)	8,629	7,849
Accumulated other comprehensive loss	(3,295)	(3,295)

Total stockholders' equity	27,781	211,501

Total long-term debt and stockholders' equity	$706,592	$705,812

(1)
As of November 10, 2006, the borrowing base under our revolving credit facility was $230.0 million and we had outstanding borrowings under that facility of $198.5 million, and $350.0 million was outstanding under the second lien term loan facility. Based on those amounts, if all lenders under the second lien term loan facility accept our prepayment offer (see "Use of Proceeds"), $93.3 million will remain outstanding under the revolving credit facility and $270.8 million will remain outstanding under the second lien term loan facility following the utilization of the net proceeds of this offering. If all of the lenders under the second lien term loan facility reject our prepayment offer and the associated proceeds are applied to further reduce borrowings under the revolving credit facility, $14.0 million will remain outstanding under that facility and $350.0 million will remain outstanding under the second lien term loan facility following the offering. See "Description of Indebtedness."

(2)
The as adjusted amount reflects FAS 123R expenses of $780,000, net of related taxes, in connection with options to purchase 500,000 shares of common stock we expect to grant concurrent with the completion of the offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements. All statements other than statements of historical fact included in this prospectus are forward-looking statements and are subject to risks and uncertainties. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "expect," "intend," "estimate," "anticipate," "believe" or "plan" or the negative thereof or variations thereon or similar terminology. Forward-looking statements relate to, among other things:

  •
  our future financial position, including cash flow and anticipated liquidity;

  •
  amounts and nature of future capital expenditures;

  •
  acquisitions and other business opportunities;

  •
  operating costs and other expenses;

  •
  wells to be drilled or reworked;

  •
  oil and natural gas prices and demand;

  •
  exploitation, development and exploration prospects;

  •
  asset retirement obligations;

  •
  estimates of proved oil and natural gas reserves;

  •
  reserve potential;

  •
  development and infill drilling potential;

  •
  expansion and other development trends in the oil and natural gas industry;

  •
  business strategy;

  •
  production of oil and natural gas;

  •
  transportation of the oil and natural gas we produce;

  •
  planned or possible asset sales or dispositions; and

  •
  expansion and growth of our business and operations.

        Although we believe that the expectations reflected in such forward-looking statements are reasonable, those expectations may prove to be incorrect. Disclosure of important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are included under "Risk Factors" and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements. All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

        Factors that could cause actual results to differ materially from our expectations include, among others, such things as:

  •
  acquisitions and other business opportunities (or the lack thereof) that may be presented to and pursued by us;

  •
  competition for available properties and the effect of such competition on the price of those properties;

  •
  oil and natural gas prices;

  •
  risks related to our level of indebtedness;

  •
  our ability to replace oil and natural gas reserves;

  •
  loss of senior management or technical personnel;

  •
  risks arising out of our hedging transactions;

  •
  our inability to access oil and natural gas markets due to operational impediments;

  •
  uninsured or underinsured losses in our oil and natural gas operations;

  •
  inaccuracy in reserve estimates and expected production rates;

  •
  exploitation, development and exploration results, including from enhanced recovery activities;

  •
  costs related to asset retirement obligations;

  •
  a lack of available capital and financing;

  •
  the potential unavailability of drilling rigs and other field equipment and services;

  •
  the existence of unanticipated liabilities or problems relating to the TexCal transaction or other acquisitions;

  •
  difficulties involved in the integration of TexCal and other operations we may acquire in the future;

  •
  general economic, market or business conditions;

  •
  factors affecting the nature and timing of our capital expenditures, including the availability of service contractors and equipment, permitting issues, weather and limits on the number of activities that can be conducted at any one time on our offshore platforms;

  •
  the impact and costs related to compliance with or changes in laws or regulations governing our oil and natural gas operations;

  •
  environmental liabilities;

  •
  risk factors discussed in this prospectus; and

  •
  other factors, many of which are beyond our control.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

        We are providing the following unaudited pro forma condensed combined financial information to present the results of operations of the combined company giving effect to the TexCal transaction as though our business and that of TexCal had been combined at the dates indicated and for the periods shown. The pro forma adjustments made are based upon available information and assumptions that we believe are reasonable. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is based on the estimates and assumptions set forth in the accompanying notes. The companies may have performed differently had they been combined earlier. Investors should not rely on this information as being indicative of the results that would have been achieved had the companies been combined earlier or the future results of the combined company. The unaudited pro forma condensed combined financial information should be read in conjunction with our consolidated financial statements and those of TexCal, both of which are included elsewhere in this prospectus.

        The unaudited pro forma condensed combined financial statements reflect the following:

  •
  Our acquisition of 100% of the membership interests in TexCal for approximately $456.8 million in cash and our incurrence of related financing costs of $14.4 million;

  •
  The incurrence of $469.5 million principal amount of indebtedness under our credit facilities and the application of net proceeds thereof to finance the acquisition of TexCal;

  •
  The acquisition was accounted for using the purchase method of accounting;

  •
  Potential cost savings have not been reflected as an adjustment to the historical data. Such savings, if any, would result from the consolidation of certain offices and the elimination of duplicate corporate and field-level staff and expenses.

  •
  The unaudited pro forma condensed combined statements of operations have been prepared as if the acquisition occurred on January 1, 2005. The unaudited pro forma condensed combined statement of operations for the nine-month period ended September 30, 2006 reflects pro forma information for the quarter ended March 31, 2006 and historical information for the six months ended September 30, 2006.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2005

	Venoco	TexCal	Pro Forma Adjustments (Note 2)		Pro Forma Combined
	(in thousands, except per share amounts)
Revenues
Oil and natural gas sales	$191,092	$82,336	$—		$273,428
Commodity and derivative gains (losses)—realized	(22,870)	(3,210)	—		(26,080)
Commodity and derivative gains (losses)—unrealized	(34,725)	2,975	—		(31,750)
Other	4,456	1,069	—		5,525

Total revenues	137,953	83,170	—		221,123
Expenses
Oil and natural gas production	54,038	22,201	—		76,239
Transportation expense	2,596	172	—		2,768
Depreciation, depletion and amortization	21,680	10,745	22,956	(a)	55,381
Accretion of abandonment liability	1,752	527	—		2,279
General and administrative, net of amounts capitalized	16,007	3,975	—		19,982
Amortization of deferred loan costs	1,755	117	2,913	(c)	4,785
Interest, net	13,673	828	41,944	(d)	56,445

Total expenses	111,501	38,565	67,813		217,879

Income before minority interest and income taxes	26,452	44,605	(67,813)		3,244
Income tax provision (benefit)	10,300	—	(9,300	)(e)	1,000

Net income before minority interest	16,152	44,605	(58,513)		2,244
Minority interest	42	—	—		42

Net income (loss)	$16,110	$44,605	$(58,513)		$2,202

Net income per share
Basic	$0.49	$1.36			$0.07
Diluted	$0.49	$1.35			$0.07
Weighted average shares outstanding
Basic	32,693	32,693			32,693
Diluted	32,979	32,979			32,979

See notes to unaudited pro forma condensed combined financial statements.

 Unaudited Pro Forma Condensed Combined Statement of Operations
For the Nine Months Ended September 30, 2006

	For the Three Months Ended March 31, 2006				Venoco For the Six Months Ended September 30, 2006
	Venoco	TexCal	Pro Forma Adjustments (Note 2)			Pro Forma Combined For the Nine Months Ended September 30, 2006
	(in thousands, except per share amounts)
Revenues
Oil and natural gas sales	$51,271	$28,280	$—		$151,998	$231,549
Commodity and derivative gains (losses)—realized	(6,062)	213	—		(13,702)	(19,551)
Commodity and derivative gains (losses)—unrealized	(9,508)	57	—		22,921	13,470
Other	1,714	201	—		2,995	4,910

Total revenues	37,415	28,751	—		164,212	230,378
Costs and Expenses
Oil and natural gas production	12,322	6,533	—		50,245	69,100
Transportation expense	805	45	—		1,434	2,284
Depreciation, depletion and amortization	6,694	3,399	5,703	(a)	35,153	50,949
Accretion of abandonment liability	470	167	—		1,298	1,935
General and administrative, net of amounts capitalized	4,406	2,126	(593	)(b)	15,160	21,099
Amortization of deferred loan costs	338	209	728	(c)	2,232	3,507
Interest, net	3,773	(63)	10,369	(d)	31,527	45,606

Total expenses	28,808	12,416	16,207		137,049	194,480

Income before income taxes	8,607	16,335	(16,207)		27,163	35,898
Income tax provision (benefit)	3,500	—	50	(e)	10,600	14,150

Net income (loss)	$5,107	$16,335	$(16,257)		$16,563	$21,748

Net income per share
Basic	$0.16	$0.50				$0.67
Diluted	$0.15	$0.48				$0.63
Weighted average shares outstanding
Basic	32,693	32,693				32,693
Diluted	33,862	33,862				34,268

See notes to unaudited pro forma condensed combined financial statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1.     Basis of Presentation

        The accompanying unaudited pro forma statements of operations present the pro forma effects of the acquisition. The statements of operations are presented as though the acquisition had occurred on January 1, 2005. Venoco and TexCal both use the full cost method of accounting for their oil and natural gas producing activities. Venoco accounted for the acquisition using the purchase method of accounting. The purchase price was allocated to TexCal's assets and liabilities, based on their estimated fair values as of the date of the acquisition. The purchase method of accounting requires that the TexCal assets acquired and liabilities assumed by Venoco be recorded at their estimated fair values. In addition, deferred income taxes are recognized for the differences between the revised carrying amounts of TexCal's assets and liabilities and their associated tax bases.

        The calculation of the total purchase price and the preliminary allocation of this price to assets and liabilities are shown below.

(in thousands)
Calculation of purchase price:
Costs paid by Venoco	$455,879
Plus: Estimated acquisition costs to be incurred	931

Total purchase price	$456,810

Allocation of purchase price:
Current assets	$25,834
Oil and gas properties	458,946
Other property and equipment	786
Other non-current assets	1,018
Current liabilities	(22,052)
Long-term asset retirement obligation	(7,722)

Net assets	$456,810

        The purchase price allocation is preliminary and is subject to change for actual acquisition costs incurred. These changes will impact future depletion expense. For purposes of these pro forma financial statements, fair values were assessed as of the date of the acquisition and, accordingly, subsequent adjustments in historical amounts will be included in the amount allocated to oil and natural gas properties.

2.     Pro Forma Adjustments Related to the Acquisition

        The unaudited pro forma statements of operations include the following adjustments:

  (a)
  This adjustment increases TexCal's historical depreciation, depletion, and amortization expense associated with oil and natural gas properties based on the pro forma allocation of purchase price to oil and natural gas properties.

  (b)
  This adjustment decreases TexCal's general and administrative expenses for legal fees related to the TexCal transaction.

  (c)
  This adjustment increases Venoco's expense for amortization of deferred loan costs for costs incurred related to the amended revolving credit facility and the second lien term loan facility entered into in connection with the acquisition.

  (d)
  This adjustment increases Venoco's interest expense related to the $469.5 million in additional debt incurred under the amended revolving credit facility and the second lien term loan facility to finance the acquisition.

  (e)
  This adjustment records the income tax impact of TexCal's results of operations and the depreciation, depletion and amortization expense, the amortization of deferred loan costs and the interest expense pro forma adjustments at an estimated effective income tax rate of 40.0%.

3.     Supplemental Pro Forma Information Related to Oil and Natural Gas Producing Activities

        The following pro forma supplemental information relating to oil and natural gas operations is presented pursuant to Statement of Financial Accounting Standards No. 69, Disclosures about Oil and Gas Producing Activities. The oil and natural gas producing activities are conducted onshore within the continental United States and offshore in federal and state waters off the coast of California. The evaluations of the oil and natural gas reserves at December 31, 2005 were estimated by independent petroleum engineering firms.

Pro Forma Estimated Net Quantities of Natural Gas and Oil Reserves

        The following tables set forth the net proved reserves, including changes, and proved developed reserves (all within the United States) for Venoco, TexCal and the combined company on a pro forma basis for the year ended December 31, 2005.

Crude Oil, Liquids, and Condensate (MBbls)

	Venoco	TexCal	Pro Forma Combined
Proved reserves as of December 31, 2004	39,935	14,148	54,083
Revisions of previous estimates	(318)	1,235	917
Extensions, discoveries and improved recovery	1,580	379	1,959
Purchases of reserves in place	2	—	2
Production	(2,953)	(775)	(3,728)
Sales of reserves in place	(2,946)	(313)	(3,259)

Proved reserves as of December 31, 2005	35,300	14,674	49,974

Proved developed reserves as of:
December 31, 2004	28,035	12,653	40,688
December 31, 2005	24,154	12,819	36,973

Natural Gas (MMcf)

	Venoco	TexCal	Pro Forma Combined
Proved reserves as of December 31, 2004	69,876	80,513	150,389
Revisions of previous estimates	(6,083)	(2,369)	(8,452)
Extensions, discoveries and other additions	7,240	26,812	34,052
Purchases of reserves in place	13,390	—	13,390
Production	(7,588)	(4,854)	(12,442)
Sales of reserves in place	(2,782)	—	(2,782)

Proved reserves as of December 31, 2005	74,053	100,102	174,155

Proved developed reserves as of:
December 31, 2004	49,418	18,757	68,175
December 31, 2005	53,390	28,557	81,947

Pro Forma Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves

        The following tables set forth the standardized measure of discounted future net cash flows associated with proved oil and natural gas reserves for Venoco, TexCal and the combined company on a pro forma basis as of December 31, 2005 and for the year then ended.

	Venoco	TexCal	Pro Forma Combined
	(in thousands)
Future cash inflows	$2,456,617	$1,684,326	$4,140,943
Future costs:
Production	(876,858)	(509,798)	(1,386,656)
Development	(163,476)	(93,302)	(256,778)
Income taxes	(516,416)	(355,107)	(871,523)

Future net cash flows	899,867	726,119	1,625,986
10% annual discount for estimated timing of cash flows	(334,482)	(351,555)	(686,037)

Standardized measure of discounted future net cash flows at December 31, 2005	$565,385	$374,564	$939,949

SELECTED FINANCIAL DATA

        The following table presents selected historical financial information for the periods indicated. The historical financial information for each of the years in the five-year period ended December 31, 2005 was derived from our audited financial statements and the historical financial information for the nine-month periods ended September 30, 2005 and 2006 was derived from our unaudited interim financial statements. The audited financial statements for each of the years in the three-year period ended December 31, 2005 and the unaudited financial information for the nine-month periods ended September 30, 2005 and 2006 are included elsewhere in this prospectus. In the opinion of management, our unaudited interim financial statements reflect all adjustments necessary to present fairly our financial position at September 30, 2005 and 2006 and our income and cash flows for the nine-month periods ended September 30, 2005 and 2006. All such adjustments are of a normal recurring nature.

        The historical financial information set forth below is not necessarily indicative of future results. We urge you to read the selected financial information set forth below in conjunction with the audited financial statements included in this prospectus and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	Year ended December 31,					Nine Months ended September 30,
	2001	2002	2003	2004(5)(6)	2005	2005	2006
	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Successor)	(Successor)	(Successor)
	(in thousands)
Statement of Operations Data:
Oil and natural gas revenues	$135,459	$93,475	$109,754	$139,961	$191,092	$134,668	$203,269
Commodity derivative losses—realized	(4,493)	(7,618)	(10,272)	(17,589)	(22,870)	(15,442)	(19,764)
Commodity derivative gains (losses)—unrealized	1,550	(2,953)	—	(1,096)	(34,725)	(44,241)	13,413
Other revenues(1)	6,185	2,580	5,253	5,457	4,456	2,867	4,709

Total revenues	138,701	85,484	104,735	126,733	137,953	77,852	201,627
Production expenses	53,195	43,337	45,617	49,567	54,038	38,030	62,567
Transportation expense	2,353	2,216	2,785	2,915	2,596	1,680	2,239
Depreciation, depletion and amortization	18,271	19,630	16,161	16,489	21,680	15,127	41,847
Accretion of abandonment liability	—	—	1,401	1,482	1,752	1,311	1,768
General and administrative expenses, net of capitalized amounts	12,173	16,018	11,632	11,272	16,007	10,654	19,566
Litigation settlement expense(2)	—	—	6,000	—	—	—	—
Amortization of deferred loan costs	604	464	370	3,050	1,755	1,341	2,570
Interest expense, net	3,676	2,343	2,125	2,269	13,673	10,181	35,300
Income tax provision (benefit)	17,425	500	7,876	16,088	10,300	(643)	14,100
Minority interest in Marquez Energy	—	—	—	95	42	42	—
Cumulative effect of change in accounting principle, net of tax(3)	—	—	(411)	—	—	—	—

Net income	31,004	976	11,179	23,506	16,110	129	21,670
Preferred stock dividends	(7,249)	(8,465)	(8,465)	(7,134)	—	—	—
Excess of carrying value over repurchase price of preferred stock(4)	—	—	—	29,904	—	—	—

Net income (loss) applicable to common equity	$23,755	$(7,489)	$2,714	$46,276	$16,110	$129	$21,670

Basic earnings (loss) per common share:
Income (loss) before cumulative effect of change in accounting principle	$0.68	$(0.21)	$0.07	$1.33	$0.49	$—	$0.66
Cumulative effect of change in accounting principle	—	—	0.01	—	—	—	—

Total	$0.68	$(0.21)	$0.08	$1.33	$0.49	$—	$0.66

Diluted earnings (loss) per common share:
Income (loss) before cumulative effect of change in accounting principle	$0.61	$(0.21)	$0.07	$0.48	$0.49	$—	$0.63
Cumulative effect of change in accounting principle	—	—	0.01	—	—	—	—

Total	$0.61	$(0.21)	$0.08	$0.48	$0.49	$—	$0.63

Cash Flow Data:
Cash provided (used) by
Operating activities	$50,417	$30,284	$31,557	$43,309	$39,931	$33,825	$97,043
Investing activities	(34,199)	(38,916)	(10,531)	(27,990)	(58,695)	(29,139)	(584,263)
Financing activities	(16,226)	14,484	(23,333)	30,979	(26,562)	(46,378)	494,890
Other Financial Data (unaudited):
Adjusted EBITDA(7)	$69,430	$26,866	$38,122	$62,498	$98,243	$70,376	$103,919
Capital expenditures	42,205	38,843	9,064	21,829	90,106	60,500	139,775
	Year ended December 31,
							September 30, 2006
	2001	2002	2003	2004(5)		2005
	(Predecessor)	(Predecessor)	(Predecessor)	(Successor)		(Successor)	(Successor)
	(in thousands)
Balance Sheet Data (end of period):
Cash and cash equivalents	$4,746	$10,724	$8,417	$54,715		$9,389	$17,059
Plant, property and equipment, net	140,046	159,257	170,663	198,563	(7)	233,776	771,453
Total assets	177,074	206,101	212,252	298,882	(7)	302,558	889,173
Long-term debt, excluding current portion	53,000	46,302	22,969	163,542		178,943	678,811
Mandatorily redeemable preferred stock and accrued dividends	79,888	86,305	94,770	—		—	—
Stockholders' equity (deficit)	11,075	(641)	2,484	48,439	(6)	4,334	27,781

(1)
Other revenues primarily include amounts received from purchasers of our oil production to reimburse us for transportation and barge expenses. In 2001, other revenues include a gain of $1.7 million on the sale of a building.

(2)
Amount comprises settlement costs incurred by us in connection with a lawsuit brought by Mr. Marquez asserting wrongful termination and breach of contract. See "Certain Relationships and Related Transactions—Ownership and Related Disputes and Transactions—Filing of Marquez Actions."

(3)
The amount shown for 2003 is the cumulative effect of change in accounting principle of $411,000, net of tax. On January 1, 2003, we adopted SFAS 143, "Accounting for Asset Retirement Obligations," which addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Pursuant to our adoption of SFAS 143, we recognized a credit during the first quarter of 2003 of $411,000, net of tax, for the cumulative effect of the change in accounting principle. See note 13 to our financial statements.

(4)
Amount comprises the excess of the carrying value over the repurchase price of the mandatorily redeemable convertible preferred stock plus accrued and unpaid dividends net of unamortized issuance costs.

(5)
Marquez Energy is included in our statements of operations, balance sheet and cash flow data from July 2004, when common control between our company and Marquez Energy was established. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Other Accounting Matters—Acquisition of Marquez Energy."

(6)
Mr. Marquez's percentage beneficial ownership in our common stock increased from approximately 94% to 100% on December 22, 2004, the date we effected a merger with a corporation the sole stockholder of which was the Marquez Trust. Accordingly, Mr. Marquez's basis in our assets has been "pushed-down" as of the date of the merger, meaning that our post-transaction financial statements reflect Mr. Marquez's basis in our assets (the successor basis) rather than our historical basis. The aggregate purchase price has been allocated to a portion of the underlying assets and liabilities based upon their respective fair values at the date of the merger, with the values of certain long-lived assets reduced on a pro rata basis for the excess of Mr. Marquez's portion of the fair value of acquired net assets over the purchase price of the shares acquired. Due to the de minimis impact on our results of operations for the nine-day period ended December 31, 2004, the successor basis of accounting has been applied to our financial statements as of December 31, 2004, with the consolidated statements of operations, comprehensive income (loss), and cash flows for the fiscal year ended 2004 being presented on a historical, or "predecessor" basis. See note 1 to our financial statements.

(7)
We set forth our definition of Adjusted EBITDA and a reconciliation of net income to Adjusted EBITDA on pages 11-12.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with our financial statements and related notes and the other information appearing elsewhere in this prospectus.

Overview

        We are an independent energy company primarily engaged in the acquisition, exploration, exploitation and development of oil and natural gas properties. Since the change in our senior management that occurred in June 2004, we have returned to our historical strategy of devoting substantial resources to exploration, exploitation and development projects on our properties, and to the acquisition of additional properties. Pursuit of this strategy has led to increases in our oil and natural gas production. Our average net production for the third quarter of 2006 was 16,962 BOE/d, compared to 17,114 BOE/d for the second quarter of 2006 and 11,555 BOE/d for 2005 as a whole. We expect our production to increase in the fourth quarter of 2006, and to increase quarter to quarter in 2007. See "—Trends Affecting Our Results of Operations." Because of the anticipated increases in production and the effect of our hedging program, we expect revenues, not including the effect of non-cash, unrealized derivative gains and losses, to increase in 2006 compared to 2005, and 2007 compared to 2006, even if oil and natural gas prices decline moderately. We have also increased our reserves in 2006. Our estimated net proved reserves as of July 31, 2006 were 94.5 MMBOE, representing a 20% increase from our pro forma proved reserves of 79.0 MMBOE as of December 31, 2005 (in each case based on then-current commodity prices). We believe that continued pursuit of our business strategy will lead to further increases in our proved reserves (excluding the effect of future changes in commodity prices).

        In the execution of our business strategy, our management is principally focused on increasing our reserves of oil and natural gas and on continuing and strengthening the trend of increasing annual production through exploration, exploitation and development activities, acquisitions and the resolution of operational problems as they arise. Our management is also focused on the risks and opportunities associated with current oil and natural gas prices, which are generally high compared to historical averages, and on the goal of maximizing production rates while operating in a safe manner. For further information on our business strategy, the opportunities we intend to pursue and the risks and uncertainties to which our business is subject, see "Summary—Our Strategy" and "Risk Factors."

        Rising oil and natural gas prices created substantial unrealized commodity derivative losses in 2005, and fluctuating oil prices and lower natural gas prices led to unrealized commodity derivative gains in the first nine months of 2006. These unrealized gains and losses resulted from mark-to-market valuations for non-highly effective or ineffective portions of our derivative positions and are reflected as commodity derivative gains or losses in our income statement. Any payments actually due to or from counterparties in the future on these derivatives will ultimately be offset by corresponding changes in prices received from the sale of our production. Our disciplined hedging strategy, which includes the use of collars, swaps and purchased floors, has allowed us to lock in minimum future floor prices we consider attractive on substantial production volumes through December 2010, while often allowing upside participation. See "—Qualitative and Quantitative Disclosures About Market Risk."

Capital Expenditures

        We have developed an active capital expenditure program to take advantage of our inventory of drilling prospects. Our exploration, exploitation and development capital expenditures of $83.6 million in 2005 were more than three times our 2004 capital expenditures of $23.2 million. We drilled 17 new onshore wells to total depth in 2005 and recompleted 35 additional onshore wells. Offshore, we drilled four wells to total depth and recompleted three. Our overall capital expenditures in 2005 consisted of

$32.9 million for drilling and rework activities, $28.6 million for facilities and $22.1 million for exploration projects. In addition, we spent $10.4 million on acquisitions of oil and natural gas properties in 2005, not including the acquisition of Marquez Energy or the Union Island pipeline (see "—Acquisitions and Divestitures—Other").

        We estimate that our exploration, exploitation and development capital expenditures will be approximately $185 million in 2006, including over $30 million on projects acquired as part of the TexCal transaction. In the first nine months of 2006, we incurred $135.1 million of capital expenditures on our projects, not including accrued capital expenditures of $2.0 million or expenditures made by TexCal prior to closing of the TexCal transaction.

        Projects we have pursued or expect to pursue in 2006 in the Coastal California region include approximately 14 redrills, recompletions and workovers in the Sockeye and South Ellwood fields. In the first nine months of 2006, we completed four workovers in the South Ellwood field and were unsuccessful with a fifth workover. We also completed three workovers in the Sockeye field. We also drilled three wells in the Sockeye field, all of which were completed. In addition, we finished testing two exploratory wells drilled in the South Ellwood Field. One, the North Flank well, was dry and will be converted into a water injection well in the future. The other, the Sespe well, has been completed and is producing. We also expect to increase water injection capabilities at these fields and to incorporate system upgrades to mitigate operating risks and enhance reliability.

        In the Sacramento Basin, we plan to drill approximately 75 new wells and to complete approximately 35 to 40 workovers and recompletions in 2006. In the first nine months of the year, we drilled and completed 43 new wells (including one non-operated well) and completed 23 workovers and recompletions in the basin. We also drilled seven dry holes in the basin in the first nine months of the year, including one non-operated well and one that failed due to mechanical problems that prevented the well from reaching the geologic objective.

        In Texas, we plan to drill three new wells in 2006 and to conduct operations to increase operating efficiency and production rates in some of the fields acquired as part of the TexCal transaction. In the second and third quarters of 2006, subsequent to our acquisition of TexCal, we completed 110 workovers and recompletions in Texas, 80 of which were in the Hastings complex, and we successfully drilled two wells in the Word field.

        Exploration activities pursued in 2006 include the drilling of five exploration wells in the first nine months of the year. Three of those wells, including the North Flank well described above, were dry holes. One of the producing exploration wells is the Sespe well and the other is a discovery well drilled to the Monterey M2 formation in the Sockeye field. This well is the first horizontal well drilled to the M2 formation and, as of November 10, 2006, was producing at a gross rate of approximately 200-250 Bbl/d. We have also continued our active leasing program in key areas in 2006. Although our 2007 budget has not yet been finalized, our preliminary expectations are that it will provide for slightly in excess of $200 million in exploration, exploitation and development capital expenditures. The aggregate levels of capital expenditures for the remainder of 2006 and for 2007, and the allocation of such expenditures, are dependent on a variety of factors, including the availability of capital resources to fund those expenditures, the availability of service contractors and equipment, permitting issues, weather and limits on the number of activities that can be conducted at any one time on our offshore platforms. Accordingly, the actual levels of capital expenditures and the allocation of such expenditures may vary materially from the above estimates.

Acquisitions and Divestitures

        TexCal Transaction.    We acquired TexCal on March 31, 2006 for $456 million in cash. According to a reserve report prepared by DeGolyer & MacNaughton, as of December 31, 2005, TexCal had proved reserves of 31.4 MMBOE. The acquisition is consistent with our strategy of acquiring large, mature fields with established reserves and significant exploitation and development potential, and provided us with substantial additions to our multi-year drilling inventory. TexCal acquired all of its properties in October 2004 from Tri-Union Development Corporation, or Tri-Union, which was then a debtor in proceedings under Chapter 11 of the U.S. bankruptcy code. In part due to the circumstances leading to the Tri-Union bankruptcy, capital expenditures devoted to the properties were limited in the years preceding the TexCal transaction.

        The acquisition was completed pursuant to a merger agreement entered into on March 30, 2006. As contemplated by the agreement, TexCal merged with one of our wholly owned subsidiaries, with TexCal continuing as the surviving entity. TexCal made customary representations in the merger agreement regarding its business, operations and other matters, all of which expired at the closing of the transaction.

        In order to finance the $456 million purchase price for the acquisition and related transaction costs of approximately $14.4 million, we borrowed approximately $119.5 million under the revolving credit facility and $350 million under the second lien term loan facility. We intend to use the net proceeds we receive in this offering to reduce the outstanding indebtedness under these facilities. See "Use of Proceeds." The revolving credit facility has an aggregate maximum loan amount of $300 million and a current borrowing base of $230 million.

        Acquisition of Marquez Energy.    We completed our acquisition of Marquez Energy, a Colorado limited liability company majority owned and controlled by our CEO, Timothy Marquez, on March 21, 2005. According to a reserve report prepared by NSAI, Marquez Energy had proved reserves of approximately 2.0 MMBOE as of December 31, 2004. The purchase price for the membership interests in Marquez Energy was $16.8 million (including a $2.0 million deposit paid in 2004). The purchase price was based on the members' equity on Marquez Energy's unaudited December 31, 2004 balance sheet as adjusted to reflect the value of its oil and natural gas properties (as determined by NSAI as of December 31, 2004) and certain other adjustments. For the purpose of calculating the purchase price, the following values were assigned to Marquez Energy's proved reserves: (i) $1.75/Mcfe for its proved developed producing reserves, (ii) $1.00/Mcfe for its proved developed non-producing reserves and (iii) $0.75/Mcfe for its proved undeveloped reserves. Pursuant to the purchase agreement, NSAI conducted a supplemental evaluation of the Marquez Energy properties as of year-end 2005, and NSAI or another nationally recognized engineering firm will conduct a further evaluation as of year-end 2006. In the event the year-end 2006 evaluation attributes proved reserves to the Marquez Energy properties as of December 31, 2004 in excess of those reflected in NSAI's initial report, an additional payment will be made to the former holders of interests in Marquez Energy pursuant to the same formula, subject to a maximum aggregate price of $25.0 million, including assumption of debt. No additional payments were due as a result of the evaluation conducted by NSAI as of December 31, 2005.

        Because Marquez Energy was a company under common control with us since July 12, 2004, our financial statements and production information for all of 2005 and for the third and fourth quarters of 2004 include Marquez Energy. For the same reason, the acquisition was accounted for in a manner similar to a pooling of interests whereby the historical results of Marquez Energy have been combined with our financial results since July 1, 2004.

        Sale of Big Mineral Creek.    On March 31, 2005, we completed the sale of our Big Mineral Creek field, located in Grayson County, Texas, to BlackWell Energy Group, LLC for $44.6 million. The transaction was given economic effect as of February 1, 2005. As of December 31, 2004, the field had proved reserves of approximately 3.4 MMBOE, according to a report by NSAI. Average net production at the field was approximately 547 BOE/d in the first quarter of 2005. Pursuant to Section 1031 of the Internal Revenue Code, we effected a like-kind exchange of a portion of the Big Mineral Creek field representing approximately $15.0 million of the total sale price for certain Marquez Energy properties and properties acquired from third parties. The like-kind exchange provisions resulted in the deferral of a portion of income taxes related to the gain on sale. We did not recognize a gain on sale for financial reporting purposes, but applied the net sales proceeds to reduce the capitalized costs of our oil and natural gas properties in accordance with our full-cost accounting method.

        Other.    In September 2005, we acquired a 100% working interest in the Willows-Beehive Bend gas field, a 100% working interest in the Bounde Creek gas field and a 65% working interest in the Arbuckle field for an aggregate price of $10.1 million, net of certain participation rights held by third parties. We operate all of the acquired fields, which are located in the Sacramento Basin. In January 2006, we sold 35% of the interests we acquired in the Willows-Beehive Bend and Bounde Creek fields for $3.0 million. We acquired additional interests in the Willows-Beehive field for $0.6 million in May 2006. We recently entered into an agreement pursuant to which we will sell our interests in the Bounde Creek, Beehive Bend and Arbuckle fields and purchase additional interests in the Willows and Grimes fields and the Grizzly Island area of mutual interest. We will pay net cash consideration of approximately $9.75 million in the transaction, which is expected to close in December 2006 and be given economic effect as of January 1, 2006. In the fourth quarter of 2005, we purchased the Union Island pipeline, a 32-mile natural gas pipeline that runs from the Union Island field to a location near Pittsburg, California, for $6.1 million. We believe that ownership of the pipeline will provide us greater marketing flexibility and will allow us to maximize the value of our natural gas production from the Union Island field. We also believe that we will benefit from third party transactions involving the pipeline.

Trends Affecting our Results of Operations

        TexCal.    Our results of operations reflect the inclusion of the TexCal properties beginning April 1, 2006. The TexCal transaction has led to significant increases in production, revenue and related expenses in the three- and nine-month periods ended September 30, 2006 compared to the same periods in 2005.

        Revenues.    Oil prices have increased significantly since the beginning of 2004, and oil and natural gas prices, despite recent fluctuations, have been substantially higher in both 2005 and 2006 than in 2004. Changes in prices have contributed to an increase in our oil and natural gas revenues in both 2006 compared to 2005 and 2005 compared to 2004. Price increases in 2005, together with an increase in production volumes, resulted in a 37% increase in our oil and natural gas revenues compared to 2004, although because of unrealized commodity derivative losses, our total revenues increased only 9%. In the first nine months of 2006, oil price increases and oil and natural gas production volume increases resulted in a 51% increase in oil and natural gas revenues compared to the same period in 2005, and because of unrealized commodity derivative gains, total revenues rose 159%.

        Production Trends.    Our production of oil and natural gas has increased since the change in our senior management that occurred in June 2004. The management in place between mid-2002 and mid-2004 reduced capital expenditures, in part in their discretion and in part because, commencing in February 2003, a large portion of our cash flow from operations was needed to amortize the credit facility then in place, which had become a term loan. As our oil properties generally have shallow decline rates, our oil production did not decline significantly during the period despite limited capital expenditures. We averaged oil production of 8.8 MBbl/d in 2002, 8.5 MBbl/d in 2003 and 8.5 MBbl/d in 2004. Our natural gas production declines at a higher rate when exploitation and development activities are curtailed. As a result, average natural gas production decreased from 19,655 Mcf/d in 2002 to 15,362 Mcf/d in 2003 and 14,660 Mcf/d in 2004 (excluding production from Marquez Energy). As noted above (see "—Overview"), our renewed focus on acquisition, exploration, exploitation and development projects has reversed these declines, with average net production rising from 11,125 BOE/d in 2004 to 11,555 BOE/d in 2005 and to 16,962 BOE/d in the third quarter of 2006. The increase in average net production in the third quarter of 2006, from 10,444 BOE/d in the third quarter of 2005, resulted primarily from the TexCal transaction. Properties we acquired from TexCal contributed average net production of 6,187 BOE/d in the third quarter of 2006.

        Our production increased in several of our producing areas in the third quarter of 2006 relative to the previous quarter, in particular the Sacramento Basin and the Hastings complex in Texas. However, overall average net production for the quarter was approximately 16,962 BOE/d, roughly stable relative to 17,114 BOE/d in the second quarter of 2006, primarily as a result of two maintenance projects. First, production from the South Ellwood field was shut in for part of August due to maintenance on the barge that delivers oil from the field. As a result, we accelerated our scheduled maintenance in the field from September to August to coincide with the barge maintenance. Second, the primary pipeline serving our Willows gas field in the Sacramento Basin operated on reduced capacity for several weeks in the third quarter due to maintenance. Oil production from the South Ellwood field recommenced at the end of August and natural gas production from the Willows field recommenced in September. The effect of the barge and pipeline maintenance projects was to suppress our average net production in the third quarter by approximately 1,500 BOE/d. Additionally, as described in "Business and Properties—Description of Properties—Coastal California—South Ellwood Field," the owner of the refinery to which we have historically delivered production from the South Ellwood field informed us in August 2006 that it was unwilling to accept further deliveries from the barge that services the field. As a result, we have sold recent shipments of oil production from the field to a refinery in the San Francisco area. To date, the situation has not adversely affected our production from the field, though it has resulted in reduced sales prices for the production and increased transportation costs. We are evaluating potential alternative short-term and long-term arrangements for the delivery and sale of oil production from the field, but any such arrangement may require time to implement and may require us to accept lower prices for our production and/or incur higher transportation costs. Further, we will be required to shut in the field if we are unable, for any sustained period (the length of which will vary based on the availability of storage), to implement an acceptable delivery or sales arrangement. Average net production of oil from the field was 3,180 Bbl/d in September 2006. See "Risk Factors—Risks Related to Our Business and the Oil and Natural Gas Industry—The marketability of our production is dependent upon gathering systems, transportation facilities and processing facilities that we do not control. For our largest field, we rely on one barge to transport production from the field. When these facilities or systems, including the barge, become unavailable, our operations can be interrupted and our revenues reduced."

        Expected Fourth Quarter 2006 and 2007 Production Trends.    In the fourth quarter of 2006 and in 2007, we expect that implementation of our capital expenditure program will result in production increases. We expect that we will maintain production from the majority of our properties at rates substantially consistent with third quarter 2006 levels, and that we will focus on growing production in the Sacramento Basin and the Hastings complex. We are pursuing a multi-year drilling program in the Sacramento Basin, and plan to have at least five rigs operating in the basin by early 2007. Based on anticipated rig availability, we plan to have over 400 wells operating in the basin by the end of 2007. In the Hastings complex, we are actively re-completing wells, and currently have four workover rigs in the field. We expect to continue our recompletion program in the field into 2007. Production for the fourth quarter of 2006 from the South Ellwood field will be affected by a period of barge unavailability described in "Business and Properties—Description of Properties—Coastal California—South Ellwood Field." Our expectations with respect to future production rates are subject to a number of uncertainties, including those associated with the availability and cost of drilling rigs and third party services, oil and natural gas prices, the potential for mechanical problems, permitting issues, drilling success rates, the availability of acceptable delivery and sales arrangements with respect to oil production from the South Ellwood field, pipeline capacity, the accuracy of our assumptions regarding the sustainability of historical growth rates, weather and those referenced in "Risk Factors—Risks Related to Our Business and the Oil and Natural Gas Industry."

        Production Expenses.    Production expenses in the first nine months of 2006 increased to $15.16 per BOE from $12.05 per BOE in the first nine months of 2005. The increase was primarily attributable to substantial remedial work we conducted in the Hastings complex in the second and third quarters of 2006, and to the effect of the third quarter maintenance projects described above. The projects suppressed production volumes in the third quarter and contributed to an increase in production expenses in the third quarter to $17.33 per BOE. The maintenance projects were completed by the end of the third quarter. We expect to complete most of the remedial work in the Hastings complex by the end of the first quarter of 2007. Also, we are in the process of adding production from our lower operating cost gas wells in the Sacramento Basin. This added production, combined with the completion of much of the remedial work in the Hastings complex, is expected to result in our 2007 production expenses trending downward towards historical levels on a per BOE basis. Our expectations with respect to future per-unit expenses are based in part on the projected increases in our production described in the preceding paragraph and are subject to risks and uncertainties, including those described and referenced therein.

        Depletion, Depreciation and Amortization.    Our depletion, depreciation and amortization, or DD&A, rate increased in the first nine months of 2006 to $10.14 per BOE from $4.79 per BOE in the first nine months of 2005. For the third quarter of 2006, the rate was $11.76 per BOE. The increase is due primarily to the costs of the TexCal transaction being added to our property cost basis at March 31, 2006. A secondary factor was an increase in future development costs for additional reserves set forth in our July 31, 2006 reserve report. The third quarter 2006 DD&A rate of $11.76 per BOE is therefore more indicative of rates expected in the fourth quarter of 2006 than the rate for the first nine months of the year.

        General and Administrative Expenses.    In order to manage and maximize our growth, we have been increasing our professional staff, and this has resulted in increased general and administrative costs. The TexCal transaction has also increased those costs. In the second and third quarters of 2006, we incurred substantial costs in connection with the integration of TexCal and various systems conversion costs. These general and administrative costs increased from $3.37 per BOE in the first nine months of 2005 to $4.74 per BOE in the first nine months of 2006. Additional integration and systems conversion costs will be incurred in the fourth quarter of 2006, with these projects expected to be substantially complete by year-end. We expect general and administrative costs, excluding costs relating to FAS 123R, to be less than historical costs per BOE once the integration and systems conversion projects are completed in 2006. In 2007, we expect that our per unit general and administrative costs, excluding costs relating to FAS 123R and capitalized general and administrative costs, will be roughly consistent with pre-2006 levels (assuming growth in average net production for the year as described above). However, we have not to date fully quantified the costs we expect to incur with respect to Sarbanes-Oxley Act compliance, and those costs may be significant.

        Debt Service Obligations.    The indebtedness we incurred in the TexCal transaction significantly increased our debt service obligations. Satisfaction of those obligations will require a substantial portion of the operating cash flow generated from the properties we acquired in the transaction. We intend to reduce amounts outstanding under the credit facilities with the net proceeds of this offering and thereby reduce our debt service obligations. See "—Liquidity and Capital Resources—Capital Resources and Requirements."

Internal Control Over Financial Reporting

        In November 2005, we restated the financial statements included in our Quarterly Reports on Form 10-Q for the first two quarters of 2005. In addition, we have historically operated with a relatively small number of employees in the accounting and financial reporting area. If we had previously conducted an assessment of our internal controls under the standards set forth in Section 404 of the

Sarbanes-Oxley Act and related rules, either or both of these factors likely would have led us to conclude that we had one or more material weaknesses in our internal controls. In addition, our outside auditors, in the performance of their 2005 audit, concluded that material weaknesses in our internal controls existed in 2005. We are addressing these issues by adopting more extensive accounting controls and financial review procedures and have hired a Chief Accounting Officer to oversee our financial reporting processes. We have also retained an independent consulting firm with experience in the area of Sarbanes-Oxley Act compliance to assist us in documenting our policies, procedures and internal control over financial reporting, assessing the effectiveness of the design of those controls and testing whether those controls are operating as designed. In the course of this process, we have hired additional accounting staff and expect to hire additional accounting staff and take other measures to further enhance our internal controls. We will also continue to engage additional outside advisors as appropriate.

Results of Operations

        The following table reflects the components of our oil and natural gas production and sales prices and sets forth our operating revenues, costs and expenses on a BOE basis for the three years ended December 31, 2005 and for the nine-month periods ended September 30, 2005 and 2006.

				Nine Months ended September 30,		Pro Forma Nine Months ended September 30, 2006
	Year ended December 31,
	2003	2004(1)	2005(1)	2005(1)	2006(2)
Production Volume
Natural gas (MMcf)	5,607	5,826	7,588	5,652	9,895	11,701
Oil (MBbls)	3,114	3,101	2,953	2,215	2,478	2,669
MBOE	4,049	4,072	4,218	3,157	4,127	4,619
Daily Average Production Volume
Natural gas (Mcf/d)	15,362	15,918	20,789	20,705	43,150	42,861
Oil (Bbls/d)	8,532	8,472	8,090	8,114	9,877	9,777
BOE/d	11,092	11,125	11,555	11,565	17,069	16,920
Oil Price per Bbl Produced (in dollars)
Realized price before commodity derivative loss	$26.29	$34.69	$45.66	$44.09	$58.66	$58.89
Realized commodity derivative loss	(2.39)	(5.47)	(7.46)	(6.85)	(9.26)	(8.52)

Net realized	$23.90	$29.22	$38.20	$37.24	$49.40	$50.37

Natural Gas Price per Mcf Produced (in dollars)
Realized price before commodity derivative gain (loss)	$5.06	$5.77	$7.45	$6.58	$6.14	$6.60
Realized commodity derivative gain (loss)	(0.50)	(0.11)	(0.11)	(0.04)	0.32	0.27

Net realized	$4.56	$5.66	$7.34	$6.54	$6.46	$6.87

Average Sale Price per BOE(3)	$24.69	$30.42	$39.55	$37.34	$45.04	$46.42
Expense per BOE
Production expenses(4)	$11.27	$12.17	$12.81	$12.05	$15.16	$14.96
Transportation expenses	$0.69	$0.72	$0.62	$0.53	$0.54	$0.49
Depreciation, depletion and amortization	$3.99	$4.05	$5.14	$4.79	$10.14	$11.03
General and administrative expense(5)	$2.87	$2.77	$3.79	$3.37	$4.74	$4.57
Interest expense, net(5)	$0.52	$0.56	$3.24	$3.22	$8.55	$9.87

(1)
Amounts shown include Marquez Energy from July 1, 2004. See "—Other Accounting Matters—Acquisition of Marquez Energy."

(2)
Includes information for TexCal from March 31, 2006, the date of acquisition. Daily average production volumes shown represent (i) second and third quarter 2006 production from TexCal properties divided by 183 days plus (ii) production from other Venoco properties for the first three quarters of 2006 divided by 273 days.

(3)
Amounts shown are based on oil and natural gas sales, net of inventory changes and realized commodity derivative losses, divided by sales volumes.

(4)
Production expenses are comprised of oil and natural gas production expenses and production taxes.

(5)
Net of amounts capitalized.

Comparison of Nine Months Ended September 30, 2006 to Nine Months Ended September 30, 2005

        Oil and Natural Gas Revenues.    Oil and natural gas revenues increased $68.6 million, or 51%, to $203.3 million for the nine months ended September 30, 2006 from $134.7 million for the same period in 2005. The increase was primarily due to production attributable to the TexCal acquisition, partially offset by a 4% decrease in production from other Venoco properties, and higher realized oil prices. The period to period decline in production volumes from other Venoco properties was the result of the effect of our sale of the Big Mineral Creek field on March 31, 2005, from high initial production rates in early 2005 from new offshore oil wells which had recently come on line at that time and the effect of maintenance projects in the third quarter of 2006 which limited production volumes in the period.

        Oil revenues increased by $45.0 million for the first nine months of 2006, or 46%, to $142.5 million compared to $97.5 million for the same period in 2005. Oil production rose 12%, with production of 2,478 MBbl in the first three quarters of 2006 compared to 2,215 MBbl in the first three quarters of 2005. The production increase attributable to the TexCal properties was offset by a 9% decline in production volumes from other Venoco properties. This change resulted from our sale of the Big Mineral Creek field, from high initial production rates in early 2005 from new offshore oil wells which had recently come on line at that time and the effect of the maintenance projects referenced above. The Big Mineral Creek field averaged net production of 547 BOE/d in the first quarter of 2005 and was sold on March 31, 2005. Our average realized price for oil before hedging losses increased $14.57, or 33%, to $58.66 per Bbl for the period. We hedged 70% of our oil production during the period (excluding floors), resulting in realized hedging losses of $9.26 per Bbl and unrealized hedging gains of $1.71 per Bbl. Total net hedging losses on oil were $7.55 per Bbl.

        Natural gas revenues increased $23.5 million in the first three quarters of 2006, or 63%, to $60.7 million compared to $37.2 million in the first three quarters of 2005. Natural gas production increased 75%, with production of 9,895 MMcf compared to 5,652 MMcf in the first three quarters of 2005. The majority of the increase was due to production attributable to the TexCal acquisition. Approximately 7% of the increase resulted from increased production from other Venoco properties. The increased production from other Venoco properties relates to our ongoing field development activities. Our average realized price for natural gas before hedging gains decreased $0.44, or 7%, to $6.14 per Mcf for the period. We hedged 51% of our natural gas production during the period (excluding floors), resulting in realized hedging gains of $0.32 per Mcf and unrealized hedging gains of $0.93 per Mcf. Total net hedging gains on natural gas were $1.25 per Mcf.

        Commodity Derivatives and Other Revenues.    Realized commodity derivative losses increased $4.3 million, or 28%, to $19.8 million in the first three quarters of 2006 as compared with the same period in 2005. Unrealized commodity derivative gains were $13.4 million in the first three quarters of 2006, compared to net unrealized losses of $44.2 million in the first three quarters of 2005. The changes in commodity derivative gains (losses) are due to the effect changes in market prices of oil and natural gas have on our net sales, in the case of realized losses, and the effect of mark to market pricing adjustments on the carrying value of our derivative positions, in the case of unrealized losses.

Other revenue also increased 64%, from $2.9 million in the first three quarters of 2005 to $4.7 million in the first three quarters of 2006. This increase was primarily due to revenues of $1.7 million from a pipeline we acquired in the fourth quarter of 2005.

        As a result of the above, total revenues increased $123.8 million, or 159%, to $201.6 million in the first three quarters of 2006, compared to $77.9 million in the first three quarters of 2005. Of the total revenue increase, $57.7 million, or 47% of the increase, was attributable to the change in unrealized derivative gains (losses).

        Production Expenses.    Production expenses increased $24.5 million, or 65%, to $62.6 million for the first three quarters of 2006 from $38.0 million for the first three quarters of 2005. The increase was primarily due to production expenses attributable to the TexCal acquisition and an 11% increase in production expenses from other Venoco properties. The increase in production expenses for other Venoco properties relates to an increase in the number of producing wells, normal variances of timing of production expenses, including expenses relating to periodic maintenance projects, and increased costs of third party services. On a per unit basis, costs increased $3.11 per BOE, from $12.05 per BOE in the first nine months of 2005 to $15.16 per BOE in the first nine months of 2006. This increase was partially attributable to the remedial work in the Hastings complex and the third quarter maintenance projects. In addition, production expenses on a per unit basis for other Venoco properties increased 15% in the 2006 period due to normal variances in the timing of production expenses and increased costs of third party services.

        Transportation Expenses.    Transportation expenses increased 33%, from $1.7 million in the first nine months of 2005 to $2.2 million in the first nine months of 2006. This was primarily attributable to the number of barge shipments of oil from our South Ellwood field in the period and normal timing variances. On a per BOE basis, transportation expenses increased $0.01 per BOE, from $0.53 per BOE in the first nine months of 2005 to $0.54 per BOE in the first nine months of 2006.

        Depletion, Depreciation and Amortization (DD&A).    DD&A expense increased $26.7 million, or 177%, to $41.8 million in the first nine months of 2006 from $15.1 million in the first nine months of 2005. DD&A expense rose $5.35 per BOE, from $4.79 per BOE in the first nine months of 2005 to $10.14 per BOE in the first nine months of 2006. The increase was due to a higher depletion expense resulting from the increase in the value of oil and natural gas properties obtained in the TexCal acquisition and an increase in future development costs. This is primarily reflected in our second and third quarter 2006 DD&A rates of $10.79 per BOE and $11.76 per BOE, respectively, compared to the average rate of $4.79 per BOE for the first nine months of 2005.

        Accretion of Abandonment Liability.    Accretion expense increased $0.5 million, or 35%, to $1.8 million in the first nine months of 2006 from $1.3 million in the first nine months of 2005. The increase was due to accretion from the acquired TexCal properties and from new wells drilled and completed in the 2006 period.

        General and Administrative (G&A).    G&A expense increased $8.9 million, or 84%, to $19.6 million in the first nine months of 2006 from $10.7 million in the first nine months of 2005. G&A expense rose $1.37 per BOE, or 41%, from $3.37 per BOE in the first nine months of 2005 to $4.74 per BOE in the first nine months of 2006. We have increased the depth of our organization in order to position us for growth and to more effectively exploit our asset base by adding professional, technical and support staff, which has contributed to the increase in G&A expenses. Other significant components of the increase include $1.8 million in non-cash compensation expense related to the implementation of FAS 123R in 2006 and $0.4 million of expenses related to TexCal transition and integration activities, which are expected to be completed in 2006. In addition, we incurred $0.8 million in direct costs related to the Sarbanes-Oxley compliance activities and other indirect costs for internal systems and process conversions intended to position us to more efficiently comply with the Sarbanes-Oxley Act in the future.

        Interest Expense and Amortization of Deferred Loan Costs.    Interest expense, net of interest income and capitalized interest, increased $25.1 million, or 247%, to $35.3 million in the first nine months of 2006 from $10.2 million in the first nine months of 2005. The change was primarily due to debt incurred in late March 2006 to acquire TexCal.

        Income tax expense.    Income tax expense in the first nine months of 2006 was $14.1 million compared to an income tax benefit of $0.6 million for the first nine months of 2005. The change was due to the increase in taxable income in the period.

        Net Income.    Net income for the first nine months of 2006 was $21.7 million as compared to net income of $0.1 million in the first nine months of 2005.

Comparison of Year Ended December 31, 2005 to Year Ended December 31, 2004

        Oil and Natural Gas Revenues.    Oil and natural gas revenues increased $51.1 million, or 37%, to $191.1 million for the year ended December 31, 2005 from $140.0 million for 2004. The increase was primarily attributable to rising oil and natural gas prices, which added $43.8 million to oil and natural gas revenues (87%), and an increase in natural gas production, which added $13.1 million to natural gas revenues (26%). Partially offsetting these increases was a decrease in oil production, which decreased oil revenues by $6.8 million (13%).

        Oil revenues increased by $28.2 million in 2005, or 27%, to $134.6 million from $106.4 million in 2004. Oil production fell 5%, with production of 2,953 MBbl in 2005 compared to 3,101 MBbl in 2004, primarily due to the sale of our Big Mineral Creek field. Our average realized price for oil increased $10.97, or 32%, to $45.66 per Bbl for the year. We hedged 71% of our oil production during the year (excluding floors), resulting in realized hedging losses of $7.46 per Bbl and unrealized hedging losses of $10.50 per Bbl. Total hedging losses on oil were $17.96 per Bbl for the year.

        Natural gas revenues increased $22.9 million in 2005, or 68%, to $56.5 million from $33.6 million in 2004. Natural gas production rose 30%, with production of 7,588 MMcf compared to 5,826 MMcf in 2004. Our average realized price for natural gas increased $1.68, or 29%, to $7.45 per Mcf for the year. We hedged 15% of our natural gas production during the year (excluding floors), resulting in realized hedging losses of $0.11 per Mcf and unrealized hedging losses of $0.49 per Mcf. Total hedging losses on natural gas were $0.60 per Mcf for the year.

        Total revenues increased $11.2 million, or 9%, to $138.0 million in 2005 from $126.7 million in 2004. This increase primarily resulted from the 37% increase in oil and natural gas revenues being partially offset by commodity derivative losses of $57.6 million ($22.9 million of which were realized) in 2005 compared to commodity derivative losses of $18.7 million (of which $17.6 million were realized) in 2004.

        Production Expenses.    Production expenses increased $4.4 million, or 9%, to $54.0 million in 2005 from $49.6 million in 2004. This increase was primarily due to increased field activity in 2005 combined with unanticipated expenses associated with the resolution of mechanical problems at a well in the South Ellwood field and periods of limited production capacity due to platform equipment repair and well maintenance. These unanticipated expenses occurred concurrent with a period of reduced production, which resulted in an increase in the per unit costs in 2005 of $0.64 per BOE (from $12.17 per BOE in 2004 to $12.81 per BOE in 2005).

        Transportation Expenses.    Transportation expenses fell by $0.3 million, or 11%, to $2.6 million in 2005 from $2.9 million in 2004. On a per BOE basis, transportation expenses decreased $0.10, or 14%, to $0.62 per BOE from $0.72 per BOE in 2004.

        Depletion, Depreciation and Amortization (DD&A).    DD&A expense increased $5.2 million, or 31%, to $21.7 million in 2005 from $16.5 million in 2004. DD&A expense rose $1.09 per BOE on a per unit basis, from $4.05 per BOE in 2004 to $5.14 per BOE in 2005. This was due to changes in estimated future development costs and development costs incurred in 2005 which had the collective effect of increasing the depletion rate per unit. Overall DD&A expense also rose due to increased production volumes.

        Accretion of Abandonment Liability.    Accretion expense rose $0.3 million, or 18%, to $1.8 million in 2005 from $1.5 million in 2004. The increase was due to an increase in abandonment liability associated with additional wells.

        General and Administrative (G&A).    G&A expense increased $4.7 million, or 42%, to $16.0 million in 2005 from $11.3 million in 2004. The largest single component, representing 12% of the increase, is the accrual in December 2005 of a $1.3 million pool for bonuses to be paid to office and administrative staff, including officers, in the second quarter of 2006. This was due to the implementation of more structured and formalized plans relative to prior years, when bonus amounts were less predictable prior to the time of payment. Office and administrative bonuses, including officers' bonuses, determined, accrued and paid in the second quarter of 2005 totaled $0.8 million. The total increase in G&A in 2005 also resulted from increases in technical staff, higher professional fees related to accounting and information technology systems conversions and enhancements and the inclusion of expenses of Marquez Energy for all of 2005 as compared to only six months in 2004.

        Interest Expense and Amortization of Deferred Loan Costs.    Interest expense, net of interest income and capitalized interest, increased $11.4 million, or 503%, to $13.7 million in 2005 from $2.3 million in 2004. The change resulted primarily from the increase in indebtedness associated with the issuance of $150.0 million of our senior notes in December 2004. Amortization of deferred loan costs decreased $1.3 million in 2005 compared to 2004. The decrease in amortization was primarily due to a $2.2 million write-off of deferred loan costs in December 2004 related to a reduction in the borrowing capacity under our credit agreement.

        Income tax expense.    Income tax expense in 2005 of $10.3 million represented a decrease of $5.8 million, or 36%, from $16.1 million in 2004. The decrease was primarily due to lower taxable income in the period.

        Net Income.    Net income for 2005 was $16.1 million, compared to $23.5 million for 2004. As discussed above, the largest factors causing the change were the substantial increase in unrealized derivative losses and increased interest expense, partially offset by an increase in oil and natural gas revenues.

Comparison of Year Ended December 31, 2004 to Year Ended December 31, 2003

        Oil and Natural Gas Revenues.    Oil and natural gas revenues increased $30.2 million, or 28%, to $140.0 million for the year ended December 31, 2004 from $109.8 million for the year ended December 31, 2003. The increase was attributable to an increase in oil and natural gas prices, which added $30.1 million (100%) to oil and natural gas revenues, and an increase in natural gas production, which added $1.3 million (4%) to natural gas revenues. Partially offsetting these increases was a decrease in oil production, which decreased oil revenues by $1.2 million (4%).

        Oil revenues increased by $25.0 million, or 31%, to $106.4 million in 2004 from $81.4 million in 2003. This increase was due to an increase in the realized price of oil. Production decreased slightly, with oil production of 3,101 MBbl in 2004 compared to 3,114 MBbl in 2003. Our average realized price for oil increased $5.32, or 22%, to $29.22 per Bbl for 2004. We hedged 53% of our oil production during 2004, resulting in realized hedging losses of $5.47 per Bbl for the year.

        Natural gas revenues increased $5.2 million, or 18%, to $33.6 million in 2004 from $28.4 million in 2003. This increase was due to increases in both natural gas prices and production in 2004 compared to 2003. Our average realized price for natural gas increased 24%, or $1.10, to $5.66 per Mcf, net of hedging, up from $4.56 per Mcf, net of hedging, in 2003. Production increased 4% due to the addition of Marquez Energy's production from July 2004 to the end of the year, production that totaled 461 MMcf.

        Total revenues increased $22.0 million, or 21%, to $126.7 million in 2004 from $104.7 million in 2003. This increase primarily resulted from the 28% increase in oil and natural gas revenues being partially offset by commodity derivative losses of $18.7 million ($17.6 million of which were realized) in 2004 compared to commodity derivative losses of $10.3 million (all of which were realized) in 2003.

        Production Expenses.    Production expenses increased $4.0 million, or 9%, to $49.6 million in 2004 from $45.6 million in 2003. On a per BOE basis, production expenses increased $0.90, or 8%, to $12.17 per BOE in 2004 from $11.27 per BOE in 2003. The increase was due to an increase in general maintenance costs and costs for well rework.

        Transportation Expenses.    Transportation expenses increased $0.1 million, or 5%, to $2.9 million in 2004 from $2.8 million in 2003. On a per BOE basis, transportation expenses increased $0.03, or 4%, to $0.72 per BOE in 2004 from $0.69 per BOE in 2003. The increase was primarily due to higher barge fees in 2004 compared to 2003.

        Depletion, Depreciation and Amortization (DD&A).    DD&A expense increased $0.3 million, or 2%, to $16.5 million in 2004 from $16.2 million in 2003. During 2004 and 2003, we incurred impairment losses of $0.1 million and $0.6 million, respectively, related to foreign oil and natural gas properties.

        Accretion of Abandonment Liability.    Accretion expense was $1.5 million in 2004, up slightly from $1.4 million in 2003.

        General and Administrative (G&A).    G&A expense decreased $0.3 million, or 3%, to $11.3 million in 2004 from $11.6 million in 2003. This decrease was primarily due to lower legal and professional fees and settlement costs in 2004. G&A expense does not include amounts capitalized as part of our acquisition, exploitation, development and exploration activities. We capitalized $2.3 million and $3.2 million of G&A expense in 2004 and 2003, respectively. The decrease in capitalized expenses was due to lower staff levels in 2004 compared to 2003.

        Interest Expense and Amortization of Deferred Loan Costs.    Interest expense, net of interest income and capitalized interest, increased $0.1 million, or 7%, to $2.2 million in 2004 from $2.1 million in 2003. The increase was attributable to a higher average level of debt in 2004 compared to 2003. In addition to interest expense, we amortized $3.0 million of deferred loan costs in 2004 compared to $0.4 million in amortization of deferred loan costs in 2003.

        Income Tax Expense.    Our income tax expense for 2004 increased $8.2 million, or 104%, to $16.1 million from $7.9 million for 2003. The increase was primarily due to higher profits in 2004 compared to 2003.

        Net Income.    Our net income before the cumulative effect of change in accounting principle increased $12.7 million, or 118%, to $23.5 million for 2004 from $10.8 million for 2003. The increase was primarily attributable to an increase in oil prices and, to a lesser extent, the increase in natural gas prices. The higher prices for oil and natural gas offset a modest increase in production costs as well as an increase in income tax expenses.

        Other.    In November 2004, we repurchased all of our outstanding preferred stock, consisting of 6,000 shares of mandatorily redeemable convertible preferred plus accrued and unpaid dividends, for

$72.0 million. See "Certain Relationships and Related Transactions—Ownership and Related Disputes and Transactions—Repurchase of Preferred Stock from Enron Affiliates." At the time of the purchase of the preferred stock, we had recorded preferred stock and accrued but unpaid dividends net of unamortized issuance costs of $101.9 million. As such, the carrying value of the preferred stock exceeded the repurchase price by $29.9 million.

Liquidity and Capital Resources

        Our primary sources of liquidity are cash generated from our operations and amounts available under our revolving credit facility.

Cash Flows

	Year ended December 31,			Nine Months ended September 30,
	2003	2004	2005	2005	2006
	(Predecessor)	(Predecessor)	(Successor)	(Successor)	(Successor)
	(in thousands)
Cash provided by operating activities	$31,557	$43,309	$39,931	$33,825	$97,043
Cash used in investing activities	(10,531)	(27,990)	(58,695)	(29,139)	(584,263)
Cash provided by (used in) financing activities	(23,333)	30,979	(26,562)	(46,378)	494,890

        Net cash provided by operating activities was $97.0 million in the first nine months of 2006 compared with $33.8 million in the first nine months of 2005. Cash flows from operating activities during the first nine months of 2006 were favorably impacted by production attributable to the TexCal acquisition, a $21.6 million increase in accounts payable and accrued liabilities and a $16.4 million decrease in cash paid for premiums on derivative contracts compared to the first nine months of 2005.

        Net cash used in investing activities was $584.3 million in the first nine months of 2006 compared with $29.1 million in the first nine months of 2005. The primary investing activities in the first nine months of 2006 include $447.5 million paid in cash to acquire TexCal (net of TexCal cash) and $135.1 million in expenditures for oil and gas properties. The primary investing activities in the first nine months of 2005 consisted of $14.6 million in expenditures to acquire Marquez Energy and $59.5 million in costs incurred for oil and natural gas properties.

        Net cash provided by financing activities was $494.9 million in the first nine months of 2006 compared to a use of cash of $46.4 million in the first nine months of 2005. Proceeds from long-term debt in the first nine months of 2006 included $350.0 million borrowed under the term loan facility and $159.5 million in net borrowings under the revolving credit facility, which amounts were primarily used to fund the acquisition of TexCal, $14.2 million in loan costs and short-term working capital needs. Net cash used in financing activities in the first nine months of 2005 primarily resulted from the payment of a $35.0 million dividend to our then-sole stockholder, principal payments on long-term debt of $43.7 million and $5.3 million paid to repurchase common shares, partially offset by $39.0 million in new borrowings.

        Net cash provided by operating activities was $39.9 million in 2005 compared with $43.3 million in 2004. Cash flows from operating activities during 2005 compared to 2004 were favorably impacted primarily by a $51.1 million increase in oil and natural gas sales. This increase resulted from increased production, the acquisition of Marquez Energy and higher commodity prices. Increases in production were partially offset in the second, third and fourth quarters by the loss of production from the Big Mineral Creek field, which was sold on March 31, 2005. Cash flows from operating activities in 2005 as compared to the same period in 2004 were negatively impacted primarily by an $11.9 million increase in payments of net premiums on derivative contracts, an $11.4 million increase in interest costs, a $5.3 million increase in realized commodity derivative losses, a $3.4 million increase in the cash portion of operating and general and administrative expenses and a $4.5 million increase in oil and natural gas production expenses.

        Net cash used in investing activities was $58.7 million in 2005 and consisted primarily of $88.3 million used to develop and acquire oil and natural gas properties other than those of Marquez Energy (comprised of $100.2 million in costs incurred less $11.9 million in accrued amounts payable at December 31, 2005) and $14.6 million used to acquire Marquez Energy, which uses were offset primarily by $44.6 million in net proceeds from the sale of oil and natural gas properties.

        Net cash used in financing activities was $26.6 million in 2005 compared with net cash provided by financing activities of $31.0 million in 2004. Net cash used in 2005 related primarily to the payment of a $35 million dividend to our then-sole stockholder, $5.3 million used to purchase the interests of minority stockholders and principal repayments on long-term debt of $43.7 million, partially offset by $59.0 million in new borrowings under our credit agreement.

        Net cash provided by operating activities was $43.3 million and $31.6 million for 2004 and 2003, respectively. Operating cash flow increased in 2004 due to higher revenues, which led to higher net income, offset by increased amounts paid for derivative contracts for hedging purposes.

        Net cash used in investing activities was $28.0 million and $10.5 million in 2004 and 2003, respectively, of which $16.3 million and $10.8 million, respectively, related to capital expenditures for drilling and reworking wells, facilities and related costs. During 2003, we began to make quarterly principal and interest payments of $5.8 million with respect to the credit facility then in place. These payments curtailed our ability to make discretionary capital expenditures. Beginning in mid-2004 in connection with the changes in our senior management, we expanded our exploration, exploitation and development activities, which resulted in an increase in cash used in investing activities.

        Net cash provided by financing activities in 2004 was $31.0 million. Net cash provided by financing activities for that year included $272.4 million in proceeds from long term debt, primarily consisting of $146 million in net proceeds from the issuance of our senior notes, $100.7 million in amounts borrowed under our credit agreement and $10.0 million in financing for our new office building. Cash used in financing activities primarily included $159.7 million in repayment of amounts borrowed under our credit agreement and our prior credit facility and $72.0 million for the repurchase of our preferred stock. Net cash used in financing activities was $23.3 million in 2003, comprised entirely of principal payments on the credit facility then in place. We did not increase our borrowings under that facility during 2003.

Capital Resources and Requirements

        We plan to make substantial capital expenditures in the future for the acquisition, exploration, exploitation and development of oil and natural gas properties. We expect that our exploration, exploitation and development capital expenditures in 2006 will be approximately $185 million, including over $30 million on projects acquired as a part of the TexCal transaction. Although our 2007 budget has not yet been finalized, our preliminary expectations are that it will provide for slightly in excess of $200 million in exploration, exploitation and development capital expenditures. However, prior to an offering of our stock in which our net proceeds are at least $200 million, our revolving credit facility would limit capital expenditures to $50 million per quarter, excluding acquisitions. In the first nine months of 2006, we incurred $135.1 million of capital expenditures on our projects, not including capital expenditures made by TexCal prior to the completion of the TexCal transaction. As a general matter, our strategy is to finance our exploration, exploitation and development capital expenditures primarily with cash flow from operations and to use additional borrowings under our revolving credit facility only for short-term working capital needs, for acquisitions or in other special situations. However, due to the additional debt service obligations we incurred in the TexCal transaction and the additional exploitation and development opportunities we obtained in that transaction, we have used our revolving credit facility more than we otherwise would have to supplement our capital spending since the closing of the transaction. As of November 10, 2006, approximately $198.5 million was outstanding under the revolving credit facility. The revolving credit facility has an aggregate maximum loan amount of $300 million and currently has a borrowing base of $230 million.

        We entered into the revolving credit facility and a second lien term loan facility to finance our acquisition of TexCal. On March 30, 2006, we borrowed $350.0 million pursuant to the second lien term loan facility. On March 31, 2006, we borrowed $119.5 million under the revolving credit facility. Principal on the second lien term loan facility is payable on March 30, 2011, and principal on the revolving credit facility is payable on March 30, 2009. Pursuant to mandatory prepayment provisions set forth in the credit facilities, substantially all of the proceeds of asset sales and additional borrowings (except for certain unsecured borrowings and additional borrowings under the revolving credit facility), and up to 50% of the proceeds of equity issuances, must be used to reduce amounts outstanding under one or both facilities. We may from time to time make optional prepayments on outstanding loans. Under the second lien term loan facility, optional prepayments made prior to March 2008 are subject to a prepayment premium.

        Loans made under both facilities are designated, at our option, as either "Base Rate Loans" or "LIBO Rate Loans." Base Rate Loans under the revolving credit facility bear interest at a floating rate equal to (i) the greater of Bank of Montreal's announced base rate and the overnight federal funds rate plus 0.50% plus (ii) a margin ranging from 0.50% to 1.25%, based upon the percentage of the total borrowing base represented by outstanding borrowings. LIBO Rate Loans under the revolving credit facility bear interest at (i) LIBOR plus (ii) a margin ranging from 2.00% to 2.75%, also based upon utilization. A commitment fee ranging from 0.375% to 0.5% per annum is payable with respect to unused borrowing availability under the facility.

        Base Rate Loans under the second lien term loan facility bear interest at a floating rate equal to (i) the greater of the administrative agent's announced base rate and the overnight federal funds rate plus 0.50% plus (ii) 3.50%. LIBO Rate Loans under the second lien term loan facility bear interest at LIBOR plus 4.50%.

        The interest rate margins on both types of loans under each of the revolving credit facility and the second lien term loan facility would decrease 0.50% upon completion of a qualifying IPO, defined as an offering of our common stock in which the net proceeds to us are at least $200.0 million and, for purposes of the second lien term loan facility, if and for so long as our consolidated leverage ratio is less than 3:1.

        The agreements governing the revolving credit facility and the second lien term loan facility contain customary representations, warranties, events of default, indemnities and covenants, including financial covenants that require us to maintain specified ratios of EBITDA to interest expense, current assets to current liabilities, debt to EBITDA and PV-10 to total debt. Our revolving credit agreement also provides that we may not acquire assets with an aggregate value in excess of the aggregate value of assets we sell, and in any event in excess of $15.0 million in any year, until we have completed a qualifying IPO. If this offering does not constitute a qualifying IPO, we intend to seek an amendment to or waiver of this restriction.

        As of November 10, 2006, amounts outstanding under the credit facilities bore interest at a weighted average rate of 9.2%. Our senior notes bear interest at 8.75%. Debt service obligations under our debt agreements, including the indenture governing our senior notes, totalled approximately $15.5 million for the third quarter of 2006. Our debt service obligations under the credit facilities may increase if market interest rates rise. See "—Quantitative and Qualitative Disclosures About Market Risk."

        Because we must dedicate a substantial portion of our cash flow from operations to the payment of interest on our debt, that portion of our cash flow is not available for other purposes. Our ability to make scheduled interest payments on our indebtedness and pursue our capital expenditure plan will depend to a significant extent on our financial and operating performance, which performance is subject to prevailing economic conditions, commodity prices and a variety of other factors. We intend to use proceeds of this offering to reduce amounts outstanding under our credit facilities and thereby gain greater financial flexibility. See "Use of Proceeds." The option payment we expect to receive from Denbury pursuant to the agreement described in "Business and Properties—Description of Properties—Texas—Hastings Complex" will give us an additional degree of financial flexibility. We are also pursuing a potential sale of certain properties in Texas other than those in the Hastings complex.

        If our cash flow and other capital resources are insufficient to fund our debt service obligations and our capital expenditure budget, we may be forced to reduce or delay scheduled capital projects, sell material assets or operations or restructure our debt. If cash flow from operations does not meet our expectations, we may reduce the expected level of capital expenditures and/or fund a portion of the expenditures using borrowings under our revolving credit facility or other sources. Until we increase our liquidity, our ability to make significant acquisitions will be limited. If we seek additional capital for that or other reasons, we may do so through traditional reserve base borrowings, joint venture partnerships, asset sales, offerings of debt and equity securities or other means. Needed capital may not be available on acceptable terms or at all. Our ability to raise funds through the incurrence of additional indebtedness and certain other means is limited by covenants in our debt agreements. In addition, pursuant to the mandatory prepayment provisions in our credit facilities described above, our ability to respond to a shortfall in our expected liquidity by selling assets, issuing equity securities or incurring additional indebtedness would be limited by provisions in the facilities that require us to use some or all of the proceeds of such transactions to reduce amounts outstanding under one or both of the facilities. If we are unable to obtain funds when needed or on acceptable terms, we may not be able to complete acquisitions that may be favorable to us or finance the capital expenditures necessary to replace our reserves.

Commitments and Contingencies

        As of December 31, 2005, the aggregate amounts of contractually obligated payment commitments for the next five years were as follows (in thousands):

	Less than One Year	1 to 3 Years	3 to 5 Years	After 5 years	Total(2)
Long-term debt(1)	$126	$20,276	$311	$158,356	$179,069
Interest on senior notes	13,125	26,250	26,250	12,578	78,203
Rental of office space	191	255	—	—	446

Total	$13,442	$46,781	$26,561	$170,934	$257,718

(1)
On December 9, 2004, we acquired an office building for $14.2 million. Of the total purchase price, $10.0 million was financed through additional borrowings. Under the agreement with the lender, we are obligated to fund into an account under the control of the lender monthly amounts of approximately $121,000 to cover common area maintenance, improvements, repairs, insurance and taxes, in addition to the monthly mortgage payment. To the extent that funds remain after required expenditures are made, the lender remits any remaining funds to us on a monthly basis in arrears. In March 2006, we paid a dividend to our then-sole stockholder consisting of the membership interests in the entity which owned the building and was liable for the building-related debt. See "Certain Relationships and Related Transactions—Real Property Dividends and Related Transactions—Office Building Dividend."

(2)
Total contractually obligated payment commitments do not include the anticipated settlement of derivative contracts or amounts relating to our asset retirement obligations, which include plugging and abandonment obligations. Our total asset retirement obligations were $22.8 million at December 31, 2005.

        In addition, we have hired a drilling rig for use on platform Gail in the Sockeye field. When we return the rig to the owner, we will be obligated to pay a fee of $252,000.

Quantitative and Qualitative Disclosures About Market Risk

        The discussion in this section provides information about derivative financial instruments we use to manage commodity price volatility. Due to the historical volatility of crude oil and natural gas prices, we have implemented a hedging strategy aimed at reducing the variability of the prices we receive for our production and providing a minimum revenue stream. Currently, we purchase puts, sell calls and enter into other derivative transactions such as collars and fixed price swaps in order to hedge our exposure to changes in commodity prices. All contracts are settled with cash and do not require the delivery of a physical quantity to satisfy settlement. While this hedging strategy may result in us having lower revenues than we would have if we were unhedged in times of higher oil and natural gas prices, management believes that the stabilization of prices and protection afforded us by providing a revenue floor is beneficial. We had hedging contracts (excluding floors) in place for approximately 71% of our oil production and approximately 14% of our natural gas production during the year ended December 31, 2005. We had hedging contracts (excluding floors) in place for approximately 70% of our oil production and approximately 51% of our natural gas production during the nine months ended September 30, 2006.

        We are subject to interest rate risk with respect to amounts borrowed under our credit facilities because such amounts bear interest at variable rates. At March 29, 2006, immediately prior to the TexCal transaction, we had $10.0 million of indebtedness outstanding under our revolving credit facility. In connection with that transaction, we borrowed an additional $119.5 million under that facility, and we borrowed $350.0 million under the second lien term loan facility. As of November 10, 2006, there was approximately $548.5 million outstanding under those facilities. On May 4, 2006, we entered into an interest rate swap transaction to lock in our interest cost on $200 million of borrowings under the second lien term loan facility at a fixed rate of 9.9225%, including a 4.5% margin, through May 8, 2008. A 1.0% increase in interest rates on unhedged variable rate borrowings of $329.5 million at September 30, 2006 would result in additional annualized interest expense of $3.3 million.

Cumulative Effect of Derivative Transactions

        Oil.    As of September 30, 2006, we had entered into option (including collar) and swap agreements to receive average minimum and maximum NYMEX West Texas Intermediate prices as summarized below. Location and quality differentials attributable to our properties are not reflected in those prices. The agreements provide for monthly settlement based on the differential between the agreement price and the actual NYMEX crude oil price.

	Minimum		Maximum
	Bbls/d	Weighted Avg. Prices	Bbls/d	Weighted Avg. Prices
Oil hedges at September 30, 2006 for production:
October 1—December 31, 2006	10,500	$47.85	7,000	$59.86
January 1—December 31, 2007	7,313	$49.72	6,115	$71.58
January 1—December 31, 2008	4,950	$54.43	4,950	$75.38
January 1—December 31, 2009	4,580	$53.94	4,580	$76.78

        Natural Gas.    As of September 30, 2006, we had entered into option, swap and collar agreements to receive average minimum and maximum PG&E Citygate prices as follows:

	Minimum		Maximum
	MMBtu/d	Weighted Avg. Prices	MMBtu/d	Weighted Avg. Prices
Natural gas hedges at September 30, 2006 for production:
October 1—December 31, 2006	27,000	$7.19	21,000	$10.71
January 1—December 31, 2007	21,000	$7.42	15,436	$11.46
January 1—December 31, 2008	13,500	$8.00	11,947	$12.24
January 1—December 31, 2009	9,500	$7.61	9,500	$12.10

Portfolio of Derivative Transactions

        Our portfolio of commodity derivative transactions as of September 30, 2006 is summarized below:

Oil

Type of Contract	Basis	Quantity (Bbl/d)	Strike Price ($/Bbl)	Term
Swap	NYMEX	1,000	$57.00 Fixed	Jan 1—Dec 31, 06
Collar	NYMEX	2,000	$40.00/$51.00	Jan 1—Dec 31, 06
Collar	NYMEX	1,000	$40.00/$51.05	Jan 1—Dec 31, 06
Collar	NYMEX	1,000	$40.00/$57.75	Jan 1—Dec 31, 06
Collar	NYMEX	1,500	$58.00/$74.60	Apr 1—Dec 31, 06
Collar	NYMEX	500	$60.00/$78.70	Apr 1—Dec 31, 06
Put	NYMEX	1,000	$40.00 Floor	Jan 1—Dec 31, 06
Put	NYMEX	1,000	$42.90 Floor	Jan 1—Dec 31, 06
Put	NYMEX	1,500	$57.00 Floor	Jan 1—Dec 31, 06
Collar	NYMEX	2,000	$40.00/$65.80	Jan 1—Dec 31, 07
Collar	NYMEX	1,000	$40.00/$67.50	Jan 1—Dec 31, 07
Collar	NYMEX	1,000	$58.00/$76.25	Jan 1—Dec 31, 07
Collar	NYMEX	1,600	$53.00/$75.00	Jan 1—Jun 30, 07
Collar	NYMEX	1,030	$53.00/$75.00	Jul 1—Dec 31, 07
Put(1)	NYMEX	2,000	$58.00 Floor	Jan 1—Dec 31, 07
Call(2)	NYMEX	566	$77.15 Cap	Jan 1—Jun 30, 07
Call(3)	NYMEX	1,035	$81.00 Cap	Jul 1—Dec 31, 07
Collar	NYMEX	3,450	$52.00/$75.00	Jan 1—Jun 30, 08
Collar	NYMEX	2,450	$52.00/$75.00	Jul 1—Dec 31, 08
Collar	NYMEX	1,000	$58.00/$78.00	Jul 1—Dec 31, 08
Collar	NYMEX	1,500	$58.00/$75.25	Jan 1—Dec 31, 08
Collar	NYMEX	2,170	$50.00/$75.00	Jan 1—Jun 30, 09
Collar	NYMEX	1,000	$56.00/$79.25	Jul 1—Dec 31, 09
Collar	NYMEX	3,000	$55.00/$77.00	Jan 1—Dec 31, 09

(1)
Option premium deferred until each month's settlement period ($3,087,900 total deferred).

(2)
Option premium deferred until each month's settlement period ($405,409 total deferred).

(3)
Option premium deferred until each month's settlement period ($754,206 total deferred).

Natural Gas

Type of Contract	Basis	Quantity (MMBtu/d)	Strike Price ($/MMBtu)	Term
Physical Sale	SoCal	2,000	$5.90 Floor(1)	11/01/05 - 12/31/06
Swap	NYMEX	2,000	$6.71 Fixed	Jan 1 - Dec 31, 06
Collar	NYMEX	4,000	$6.00/$8.50	Jan 1 - Dec 31, 06
Collar	NYMEX	6,000	$9.00/$15.00	Jan 1 - Dec 31, 06
Collar	PG&E Citygate	3,000	$7.00/$9.45	Jan 1 - Dec 31, 06
Basis Swap	PG&E Citygate	6,000	$(0.035)(2)	Jan 1 - Dec 31, 06
Put	PG&E Citygate	6,000	$6.00 Floor	Jan 1 - Dec 31, 06
Swap	NYMEX	3,000	$8.05 Fixed	May 1 - Dec 31, 06
Collar	NYMEX	3,000	$7.25/$11.70	May 1 - Dec 31, 06
Collar	PG&E Citygate	6,000	$6.00/$8.40	Jan 1 - Dec 31, 07
Collar	NYMEX	5,000	$8.00/$14.60	Jan 1 - Dec 31, 07
Put(3)	NYMEX	10,000	$7.985 Floor	Jan 1 - Dec 31, 07
Call(4)	NYMEX	4,564	$12.15 Cap	Jan 1 - Jun 30, 07
Call(5)	NYMEX	4,310	$11.95 Cap	Jul 1 - Dec 31, 07
Basis Swap	PG&E Citygate	10,000	$(0.58)	Jan 1 - Dec 31, 07
Basis Swap	PG&E Citygate	10,000	$(0.46)	Jan 1 - Dec 31, 07
Put(6)	NYMEX	6,000	$8.00 Floor	Jan 1 - Dec 31, 08
Call(7)	NYMEX	4,513	$12.15 Cap	Jan 1 - Jun 30, 08
Call(8)	NYMEX	4,382	$10.60 Cap	Jul 1 - Dec 31, 08
Collar	NYMEX	7,500	$8.00/$12.75	Jan 1 - Dec 31, 08
Basis Swap	PG&E Citygate	10,000	$(0.32)	Jan 1 - Dec 31, 08
Basis Swap	PG&E Citygate	10,000	$(0.38)	Jan 1 - Dec 31, 08
Swap	NYMEX	1,250	$8.72 Fixed	Jan 1 - Jun 30, 09
Collar	NYMEX	1,250	$7.75/$13.05	Jan 1 - Jun 30, 09
Swap	NYMEX	1,250	$8.00 Fixed	Jul 1 - Dec 31, 09
Collar	NYMEX	1,250	$7.25/$11.30	Jul 1 - Dec 31, 09
Collar	NYMEX	7,000	$7.50/$12.75	Jan 1 - Dec 31, 09

(1)
The price of this contract is the first of the month NGI SoCal Border Index less $0.10 per MMBtu, with a floor of $5.899.

(2)
This basis swap locks the $6.71 NYMEX swap into a $6.675 PG&E Citygate location swap and the $6.00-$8.50 collar into a $5.965-$8.465 collar with a PG&E Citygate location for 2006.

(3)
Option premium deferred until each month's settlement period ($3,650,000 total deferred).

(4)
Option premium deferred until each month's settlement period ($776,465 total deferred).

(5)
Option premium deferred until each month's settlement period ($745,445 total deferred).

(6)
Option premium deferred until each month's settlement period ($2,755,980 total deferred).

(7)
Option premium deferred until each month's settlement period ($928,153 total deferred).

(8)
Option premium deferred until each month's settlement period ($911,203 total deferred).

        In October 2006, we entered into two NYMEX oil collars for a total of 4,500 Bbl/d of 2010 production at average minimum and maximum prices of $60.00 and $72.96, respectively, and a NYMEX natural gas collar for 10,000 MMBtus of 2010 natural gas production at minimum and maximum prices of $7.00 and $10.35, respectively, with a $0.22 PG&E basis swap to convert the

NYMEX natural gas collar to a PG&E Citygate location at minimum and maximum prices of $7.22 and $10.57, respectively.

        We enter into derivative contracts, primarily collars, swaps and option contracts, to hedge future crude oil and natural gas production in order to mitigate the risk of market price fluctuations. The objective of our hedging activities and the use of derivative financial instruments is to achieve more predictable cash flows. Our hedging activities mitigate our exposure to price declines and allow us the flexibility to continue to execute our capital plan even if prices decline. Our collar and swap contracts, however, prevent us from receiving the full advantage of increases in oil or natural gas prices above the maximum fixed amount specified in the hedge agreement. Also, if production is less than the amount we have hedged and the price of oil or natural gas exceeds a fixed price in a hedge contract, we will be required to make payments against which there are no offsetting sales of production. This could impact our ability to fund future capital expenditures. In addition, we have incurred, and may incur in the future, substantial unrealized commodity derivative losses in connection with our hedging activities, although we do not expect such losses to have a material effect on our ability to fund expected capital expenditures. Finally, the use of derivatives involves the risk that the counterparties to such instruments will be unable to meet the financial terms of such contracts.

        In order to qualify for hedge accounting, the relationship between the hedging instrument and the hedged item must be highly effective in achieving the offset of changes in cash flows attributable to the hedged risk both at the inception of the contract and on an ongoing basis. We measure effectiveness on a quarterly basis. Hedge accounting is discontinued prospectively when a hedge instrument is no longer considered highly effective.

        All derivative instruments are recorded on the balance sheet at fair value. Fair value is generally determined based on the difference between the fixed contract price and the underlying market price at the determination date, and/or confirmed by the counterparty. Changes in the fair value of the effective portion of the cash flow hedges are recorded as a component of accumulated other comprehensive income (loss), which is later transferred to the income statement as a component of commodity derivative income (loss) when the hedged transaction occurs. Changes in the fair value of derivatives that do not qualify as a hedge or are not designated as a hedge, as well as the ineffective portion of hedge derivatives, are recorded in commodity derivative income (loss) on the income statement. We determine hedge ineffectiveness based on changes during the period in the price differentials between the index price of the derivative contracts (which uses a NYMEX index in the case of oil hedges, and NYMEX and PG&E Citygate in the case of natural gas hedges) and the contract price for the point of sale for the cash flow that is being hedged. Hedge ineffectiveness occurs only if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change in the expected future cash flows on the hedged transaction. Ineffectiveness is recorded in earnings to the extent the cumulative changes in fair value of the actual derivative exceed the cumulative changes in fair value of the hypothetical derivative.

Changes in Fair Value

        The fair value of outstanding oil and natural gas commodity derivative instruments and the change in fair value that would be expected from a $5.00 per Bbl increase in the price of oil and a $1.00 per MMBtu increase in the price of natural gas are shown in the table below (in millions):

	September 30, 2006
	Fair Value	Effect of $5.00/Bbl and $1.00/MMbtu Price Increases
Effective portion of derivatives designated as cash flow hedges	$(4.8)	$(19.4)
Derivatives not designated as hedging instruments and the ineffective portion of derivatives designated as cash flow hedges	$(9.3)	$(27.8)

        The fair value of the swaps and option contracts are estimated based on quoted prices from independent reporting services compared to the contract price of the agreement, and approximate the cash gain or loss that would have been realized if the contracts had been closed out at period end. All hedge positions offset physical positions exposed to the cash market. None of these offsetting physical positions are included in the above table. Price risk sensitivities were calculated by assuming across-the-board increases in price of $5.00 per Bbl for oil and $1.00 per MMBtu for natural gas regardless of term or historical relationships between the contractual price of the instruments and the underlying commodity price. In the event of actual changes in prompt month prices equal to the assumptions, the fair value of our derivative portfolio would typically change by less than the amount shown in the table due to lower volatility in out-month prices. In the event of actual changes in all months equal to the assumptions, the fair value of our derivative portfolio would typically change by less than the amount shown in the table due to the fact that many of the changes would be within the range of our derivative collars where the movement in fair value would typically be less than the changes in commodity prices.

        With respect to oil, we had, as of September 30, 2006, NYMEX put options with a weighted average strike price of $48.11 per Bbl on 3,500 Bbl/d for 2006 oil production. With respect to natural gas, we had, as of September 30, 2006, put options with a weighted average strike price of $6.00 per MMBtu on 6,000 MMBtu/d for 2006 natural gas production. These put options cost an average of $2.83 per Bbl and $0.46 per MMBtu (a total of $4.6 million), which was paid when the put options were contracted. The fair value of the put options is not included in the fair value of derivatives in the table above.

        See note 5 to our financial statements for a discussion of our long-term debt as of December 31, 2005 and September 30, 2006.

Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of operations are based upon financial statements that have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We have identified certain accounting policies as being of particular importance to the presentation of our financial position and results of operations and which require the application of significant judgment by our management. We analyze our estimates, including those related to oil and natural gas revenues, oil and natural gas properties, fair value of derivative instruments, income taxes and contingencies and litigation, and base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies and estimates affect our more significant judgments and estimates used in the preparation of our financial statements:

Reserve Estimates

        Our estimates of oil and natural gas reserves, by necessity, are projections based on geologic and engineering data, and there are uncertainties inherent in the interpretation of such data as well as in the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulation of oil and natural gas that is difficult to measure. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. Estimates of economically recoverable oil and natural gas reserves and future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions governing future oil and natural gas prices, future operating costs, severance, ad valorem and excise taxes, development costs and workover and remedial costs, all of which may vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net cash flows expected therefrom may vary substantially. Any significant variance in the assumptions could materially affect the estimated quantity and value of the reserves, which could affect the carrying value and the rate of depletion of the oil and natural gas properties. For example, oil and natural gas price changes affect the estimated economic lives of oil and natural gas properties and therefore cause reserve revisions. Our July 31, 2006 estimate of net proved oil and natural gas reserves totaled 94,452 MBOE. Had oil and natural gas prices been 10% lower as of the date of the estimate, our total oil and natural gas reserves would have been 1.7% lower. In addition, our proved reserves are concentrated in a relatively small number of wells. At July 31, 2006, 22% of our proved reserves were concentrated in our twelve largest wells. As a result, any changes in proved reserves attributable to such individual wells could have a significant effect on our total reserves. Actual production, revenues and expenditures with respect to our reserves will likely vary from estimates, and such variances may be material.

Oil and Natural Gas Properties, Depletion and Full Cost Ceiling Test

        We follow the full cost method of accounting for oil and natural gas properties. Under this method, all productive and nonproductive costs incurred in connection with the acquisition of, exploration for and exploitation and development of oil and natural gas reserves are capitalized. Such capitalized costs include lease acquisition, geological and geophysical work, delay rentals, drilling, completing and equipping oil and natural gas wells, and salaries, benefits and other internal salary related costs directly attributable to these activities. Proceeds from the disposition of oil and natural gas properties are generally accounted for as a reduction in capitalized costs, with no gain or loss recognized. Depletion of the capitalized costs of oil and natural gas properties, including estimated future development and capitalized asset retirement costs, is provided for using the equivalent unit-of-production method based upon estimates of proved oil and natural gas reserves. The capitalized costs are amortized over the life of the reserves associated with the assets, with the amortization being expensed as depletion in the period that the reserves are produced. This depletion expense is calculated by dividing the period's production volumes by the estimated volume of reserves associated with the investment and multiplying the calculated percentage by the capitalized investment. Changes in our reserve estimates will therefore result in changes in our depletion expense per unit. For example, a 10% reduction in our estimated reserves as of December 31, 2005 would have resulted in an increase of approximately $0.69 per BOE in our depletion expense rate during 2005. Costs associated with production and general corporate activities are expensed in the period incurred. Interest costs related to unproved properties and properties under development are also capitalized to oil and natural gas properties. Unproved property costs not subject to amortization consist primarily of leasehold and seismic costs related to unproved areas. Costs are transferred into the amortization base on an ongoing basis as the properties are evaluated and proved reserves established or impairment determined. We will continue to evaluate these properties and costs will be transferred into the amortization base as undeveloped areas are tested. Unproved oil and natural gas properties are not amortized, but are assessed for impairment either individually or on an aggregated basis using a comparison of the carrying values of the unproved properties to net future cash flows.

        Capitalized costs of oil and natural gas properties may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10%. Application of the ceiling test generally requires pricing future revenue at the unescalated prices in effect as of the last day of the relevant quarter, including the effects of cash flow hedges, and requires a write down for accounting purposes if the ceiling is exceeded. At December 31, 2005, our net capitalized costs did not exceed the ceiling. We last incurred a write down due to the ceiling test at the end of 1998, at which time our net capitalized cost exceeded the ceiling by $6.5 million, net of income tax effects, and we recorded a write down of our oil and natural gas properties in that amount.

Asset Retirement Obligations

        Effective January 1, 2003, we adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"). SFAS 143 provides that, if the fair value for asset retirement obligations can be reasonably estimated, the liability should be recognized in the period when it is incurred. Oil and natural gas producing companies incur this liability upon acquiring or drilling a well. Under the method prescribed by SFAS No. 143, the retirement obligation is recorded as a liability at its estimated present value at the asset's inception, with the offsetting charge to property cost. Periodic accretion of discount of the estimated liability is recorded in the income statement. Prior to adoption of SFAS No. 143, we accrued for future abandonment costs of wells and related facilities through our depreciation calculation in accordance with Regulation S-X Rule 4-10 and industry practice. This method resulted in recognition of the obligation over the life of the property on a unit-of-production basis, with the estimated obligation netted in property cost as part of the accumulated depreciation, depletion and amortization balance.

        Our asset retirement obligation primarily represents the estimated present value of the amount we will incur to plug, abandon and remediate our properties at the end of their productive lives, in accordance with applicable laws. We have determined our asset retirement obligation by calculating the present value of estimated cash flows related to each liability. The discount rates used to calculate the present value varied depending on the estimated timing of the relevant obligation, but typically ranged between 6% and 8%. We periodically review the estimate of costs to plug, abandon and remediate our properties at the end of their productive lives. This includes a review of both the estimated costs and the expected timing to incur such costs. We believe most of these costs can be estimated with reasonable certainty based upon existing laws and regulatory requirements and based upon wells and facilities currently in place. Any changes in regulatory requirements, which changes cannot be predicted with reasonable certainty, could result in material changes in such costs. Changes in the reserve estimates as discussed above and the economic life of oil and natural gas properties could affect the timing of such costs and accordingly the present value of such costs.

Income Tax Expense

        Income taxes reflect the tax effects of transactions reported in the financial statements and consist of taxes currently payable plus deferred income taxes related to certain income and expenses recognized in different periods for financial and income tax reporting purposes. Deferred income tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when assets are recovered or settled. Deferred income taxes are also recognized for tax credits that are available to offset future income taxes. Deferred income taxes are measured by applying current tax rates to the differences between financial statement and income tax reporting. We have not recognized a valuation allowance against our net deferred taxes because we believe that it is more likely than not that the net deferred tax assets will be realized based on estimates of our future operating income.

Derivative Instruments

        Under SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended, we reflect the fair market value of our derivative instruments on our balance sheet. Our estimates of fair value are determined by obtaining independent market quotes from third parties, as well as utilizing a Black-Scholes option valuation model that is based upon underlying forward price curve data, a risk-free interest rate and estimated volatility factors. Changes in commodity prices will result in substantially similar changes in the fair value of our commodity swap agreements, and in substantially similar changes in the fair value of our commodity collars to the extent the changes are outside the floor or cap of our collars.

Other Accounting Matters

Push-Down Accounting

        During 2004, our Chairman and CEO, Timothy Marquez, increased his beneficial ownership of our outstanding stock from 41% to 100%. Mr. Marquez acquired 53% of the shares of common stock then outstanding from two of our former officers and their respective affiliates in a transaction that closed on July 12, 2004. On December 22, 2004, we merged with a corporation the sole stockholder of which was the Marquez Trust. In the merger, the trust acquired the remaining 6% of our common stock and as a result now owns all of our outstanding common stock.

        As a result of Mr. Marquez obtaining control of over 95% of the common stock on December 22, 2004, SEC Staff Accounting Bulletin No. 54 requires the acquisition by Mr. Marquez to be "pushed-down," meaning our post-transaction condensed consolidated balance sheet and the condensed consolidated statements of operations and cash flows reflect a new basis of accounting. The pre-transaction condensed consolidated statements of operations and cash flows are presented on a historical basis.

Acquisition of Marquez Energy

        Because Marquez Energy was a company under common control since July 12, 2004, our financial statements and production information include Marquez Energy from July 1, 2004 (results during the period between July 1 and July 12, 2004 were de minimis). The acquisition was accounted for in a manner similar to a pooling of interests whereby the historical results of Marquez Energy were combined with our financial results. Accordingly, of the total purchase price for Marquez Energy of $16.8 million, $9.8 million was charged to equity for the excess of the purchase price over Mr. Marquez' historical basis (net of deferred tax assets of $3.7 million), oil and natural gas properties were written up by $3.7 million to fair value for amounts paid to minority interests, and equity was credited for $0.4 million to eliminate the minority interests in Marquez Energy. The production information included in this prospectus also includes Marquez Energy from July 1, 2004. However, Marquez Energy's proved reserves as of December 31, 2004 are not included in our proved reserves as of that date.

Recent Accounting Pronouncements

        In December 2004, the FASB issued Statement of Accounting Standard 153, Exchanges of Nonmonetary Assets ("SFAS 153"), an amendment of Accounting Principles Board ("APB") Opinion 29 that eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. We do not expect SFAS 153 to have a material effect on our consolidated financial position or results of operations.

        In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations ("FIN 47"). FIN 47 clarifies the definition and treatment of conditional asset retirement obligations as discussed in FASB Statement No. 143, Accounting for Asset Retirement Obligations. A conditional asset retirement obligation is defined as an asset retirement activity in which the timing and/or method of settlement are dependent on future events that may be outside the control of the company. FIN 47 states that a company must record a liability when incurred for conditional asset retirement obligations if the fair value of the obligation is reasonably estimable. FIN 47 is intended to provide more information about long-lived assets and future cash outflows for these obligations and more consistent recognition of these liabilities. FIN 47 is effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have any impact on the financial statements because we do not have any conditional asset retirement obligations that we have not accrued for.

        In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. Statement 154 changes the requirements for the accounting and reporting of a change in accounting principle. APB Opinion No. 20 previously required that most voluntary changes in an accounting principle be recognized by including the cumulative effect of the new accounting principle in net income of the period of the change. SFAS No. 154 now requires retrospective application of changes in an accounting principle to prior period financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The Statement is effective for fiscal years beginning after December 15, 2005. We adopted SFAS No. 154 effective January 1, 2006 and the adoption could have a material impact on our financial position and results of operations if we have an accounting change.

        In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments—an Amendment of FASB Statements No. 133 and 140 ("SFAS 155"). This statement amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities and resolves issues addressed in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interest in Securitized Financial Assets." This Statement (i) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (ii) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, (iii) establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (iv) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and (v) eliminates restrictions on a qualifying special-purpose entity's ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument. The standard also requires a presentation within the financial statements that identifies those hybrid financial instruments for which the fair value election has been applied and information on the income statement impact of the changes in fair value of those instruments. We are required to apply SFAS 155 to all financial instruments acquired, issued or subject to a remeasurement event beginning January 1, 2007, although early adoption is permitted as of the beginning of an entity's fiscal year. We are evaluating the provisions of SFAS 155. The effects of adopting of SFAS 155 on our financial statements are not known at this time.

        In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). The adoption of FIN 48 is not expected to have a material impact on our consolidated financial position or results of operations. The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax positions. The interpretation is effective for fiscal years beginning after December 15, 2006.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS No. 157"). SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. We have not yet determined the impact, if any, the implementation of SFAS No. 157 may have on our consolidated financial statements.

        In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for the first annual period ending after November 15, 2006. We are currently evaluating the impact of adopting SAB 108 on our financial statements.

BUSINESS AND PROPERTIES

        We are an independent energy company primarily engaged in the acquisition, exploration, exploitation and development of oil and natural gas properties. Since our founding in 1992, our core areas of focus have been offshore and onshore California. We believe that California's numerous large oil and natural gas fields and limited number of well capitalized, independent operators present us with an attractive niche market opportunity. Our principal properties are located offshore southern California, onshore in California's Sacramento Basin and along the Gulf Coast of Texas, and are characterized by long reserve lives, predictable production profiles and substantial opportunities for further exploitation and development, including numerous relatively low risk drilling locations. Our strategy is to:

  •
  leverage our experience, expertise and relationships in California;

  •
  exploit our multi-year inventory of drilling locations;

  •
  acquire properties with low-risk exploitation and development opportunities at attractive prices;

  •
  reduce unit operating costs by increasing reserves and production; and

  •
  pursue relatively low-risk, opportunistic exploration activities.

        We have grown to become one of the largest independent oil and natural gas companies in California based on production volumes. In furtherance of our growth strategy, we acquired TexCal for $456 million in cash on March 31, 2006. As a result of the transaction, we have strengthened our position as the most active driller in the Sacramento Basin, a principal growth area for us, and have reestablished our presence in Texas. According to reserve reports prepared by NSAI and DeGolyer & MacNaughton, we had proved reserves of approximately 94.5 MMBOE as of July 31, 2006, of which 57% were oil and 57% were proved developed. The PV-10 value of our pro forma proved reserves as of that date was approximately $1.7 billion. Our definition of PV-10, and a reconciliation of a standardized measure of discounted future net cash flows to PV-10, is set forth in "Non-GAAP Financial Measures and Reconciliations" beginning on page 11. Our average net production in the third quarter of 2006 was 16,962 BOE/d, implying a proved reserves to production ratio of 15.3 years.

Our History

        Timothy Marquez, our Chairman and CEO, founded our company in 1992 together with a business associate. We acquired the Whittier and Santa Clara Avenue fields in 1994, the Beverly Hills field in 1995 and the Willows, Grimes and Big Mineral Creek fields in 1996. In 1997, we purchased the South Ellwood field, our first offshore property. We operated with very limited equity capital until 1998, when we issued $60 million of preferred stock to two affiliates of Enron Corp. We completed four additional acquisitions the same year. In 1999, we acquired three additional offshore properties, including the Sockeye field. In 2001, we were named by Inc. magazine as one of the 200 fastest-growing private companies in the United States.

        In June 2002, in connection with a dispute between us and the Enron affiliates, Mr. Marquez's business associate, our former CFO and the directors nominated by the Enron affiliates gained control of the board of directors. The board then terminated Mr. Marquez's employment and appointed Mr. Marquez's business associate as CEO. In May 2004, he and the former CFO agreed to sell all their stock in the company to Mr. Marquez, and Mr. Marquez returned as CEO in June 2004. Following his purchase of shares from his business associate and the former CFO, Mr. Marquez owned approximately 94% of our outstanding common stock. In November 2004, we repurchased all of our preferred stock from the Enron affiliates. In December 2004, we issued $150.0 million of our senior notes and effected a merger pursuant to which the Marquez Trust acquired all of our outstanding common stock. Since Mr. Marquez's return as CEO, we have returned to our historical policy of devoting substantial resources to exploration, exploitation and development projects on our properties. Our exploration, exploitation and development capital expenditures rose from $23.2 million in 2004 to $83.6 million in 2005. In addition, since Mr. Marquez's return, we have completed eight acquisitions, including TexCal, for a total purchase price of $489 million.

Our Strengths and Strategy

        Our principal competitive strengths and the key elements of our business strategy are described in "Summary—Our Strengths" and "Summary—Our Strategy," respectively.

Description of Properties

        The following table summarizes our proved reserves by area and related information as of July 31, 2006, as derived from reserve reports prepared by NSAI and DeGolyer & MacNaughton.

	Proved Reserves (MMBOE)	% of Total Reserves	% Oil	PV-10 Value ($MM)	% of Total PV-10
Coastal California
South Ellwood	23.1	24.4%	82%	$490.0	28.8%
Santa Clara Federal Unit	13.5	14.3%	95%	$342.9	20.2%
Dos Cuadras	3.6	3.8%	84%	$49.9	2.9%
Onshore	2.4	2.5%	93%	$51.3	3.0%
Sacramento Basin
Greater Grimes	23.6	24.9%	—	$321.5	18.9%
Willows	2.2	2.4%	—	$31.4	1.8%
Other	2.7	2.9%	—	$29.7	1.8%
Texas
Hastings Complex	13.4	14.2%	100%	$180.8	10.6%
Constitution	2.0	2.1%	45%	$70.0	4.1%
Other	8.0	8.5%	30%	$134.5	7.9%

Total	94.5	100%	56.7%	$1,701.8	100%

Coastal California

        South Ellwood Field.    The South Ellwood field is located in state waters approximately two miles offshore California in the Santa Barbara channel. We conduct our operations in the field from platform Holly. We acquired our interest from Mobil Oil Corporation in 1997. Since that time, we have made numerous operational enhancements to the field, including an additional well, reworks of existing wells and upgrades at the platform and the associated onshore treatment facility. We operate the field and have a 100% working interest.

        The South Ellwood field is approximately seven miles long and is part of a regional east-west trend of similar geologic structures running along the northern flank of the Santa Barbara channel and extending to the Ventura basin. This trend encompasses several fields that, over their respective lifetimes, are each expected to produce over 100 million barrels of oil, according to the California Division of Oil, Gas, and Geothermal Resources. The Monterey formation is the primary oil reservoir in the field, producing sour oil with a gravity of approximately 21 degrees. As of September 30, 2006, we had 19 producing wells and three injection wells in the field. During September 2006, average net production at the field was 3,180 Bbl/d of oil and 2,305 Mcf/d of natural gas. We completed an exploration well on platform Holly to the Sespe formation in the second half of 2005. This well is currently producing at marginal rates. A second exploration well was completed in 2006 to the north flank of the Monterey formation. This well was dry and will be converted into a water injection well in the future. In the fourth quarter of 2006, we plan to install electric submersible pumps on four wells on the platform. We completed four workovers in the field in the first nine months of 2006, of which three were successful.

        We own processing and transportation facilities at South Ellwood, including a common carrier pipeline, an onshore facility, a pier and a marine terminal. We conduct two-phase separation on the drilling platform and the oil/water emulsion is transported by pipeline to the onshore facility for separation. The oil is then transported to the marine terminal via the common carrier pipeline. From the marine terminal, the oil is transported by barge. Title to the oil is transferred when the barge completes delivery. Oil produced at the South Ellwood field has been transported by barge since operations at the field commenced in 1966. At this time, the barge is the only means available to us for delivery of oil produced from the field. The barge is owned and operated by a third party with whom we have a long-term service contract. The barge has historically delivered the oil primarily to Long Beach, California for purchase by Shell. However, Shell informed us in August 2006 that it was not willing to accept further deliveries from this barge at its Long Beach terminal. In response to Shell's decision, we have sold recent shipments of oil production from the field to a refinery in the San Francisco area on a shipment-by-shipment basis. That refinery is not obligated to accept more than one additional delivery of approximately 53,000 Bbls. Moreover, the average price we received from the sales to that refinery was approximately $15.31 less per Bbl than we received from Shell, and the associated transportation costs were approximately $0.59 higher per Bbl (in each case based on sales through September 30, 2006). We are evaluating potential alternative delivery and sales arrangements, including entering into a long-term contract with a buyer other than Shell. We are also pursuing the possibility of using an onshore pipeline instead of a barge, but construction of the pipeline would require governmental approvals and would not be completed before 2008 at the earliest. Any alternative arrangement for delivery and sale of the production may require time to implement and may require us to accept lower prices for our production from the field and/or incur higher transportation costs. See "Risk Factors—Risks Related to Our Business and the Oil and Natural Gas Industry—The marketability of our production is dependent upon gathering systems, transportation facilities and processing facilities that we do not control. For our largest field, we rely on one barge to transport production from the field. When these facilities or systems are unavailable, our operations can be interrupted and our revenues reduced." Natural gas produced at the field is transported by common carrier pipeline.

        In October, 2006, the barge by which we deliver oil produced from the South Ellwood field was involved in a minor collision with a tugboat and was out of service for repair and inspection for approximately two weeks. Because we have limited storage capacity for oil produced from the field, we were required to significantly curtail production at the field during the period in which the barge was unavailable.

        In addition to our processing and transportation facilities, we operate, and have a 78% interest in, two seep tents located in the vicinity of the drilling platform. These tents capture naturally seeping natural gas from the ocean floor at a net rate of approximately 200 Mcf/d. The captured natural gas is transported to the onshore facility by a separate pipeline. The seep tents have helped to reduce air emissions and contain the flow of naturally occurring natural gas seeps onto the Santa Barbara coastline.

        Santa Clara Federal Unit.    The Santa Clara Federal Unit is located approximately ten miles offshore in the Santa Barbara channel near Oxnard, California. Our operations in the unit are conducted from two platforms, platform Gail in the Sockeye field and platform Grace in the Santa Clara field. We acquired our interest in the unit and the associated facilities from Chevron in February 1999. Production is transported via pipeline to Los Angeles, California. We operate the field and have a 100% working interest.

        The Sockeye field structure is a northwest/southeast trending anticline bounded to the north and south by fault systems. The field produces from multiple stacked reservoirs ranging from the Monterey, at about 4,000 feet, to the Upper Juncal at approximately 12,000 feet. Other formations include the Upper Topanga, Lower Topanga and Sespe. As of September 30, 2006, we had 18 producing wells and seven active injection wells in the field. The primary producing horizons initially were the Monterey and Upper Sespe. More recently, recompletions in the Upper Topanga horizon have accounted for a larger share of production. The oil produced from the Monterey and Upper Topanga is sour with gravities ranging from 12 to 18 degrees. The Lower Topanga and Sespe horizons produce sweet crude with gravities of 26 to 30 degrees. During September 2006, average net production at the field was 3,665 Bbl/d of oil and 687 Mcf/d of natural gas.

        We believe that additional drilling opportunities exist in the Sockeye field and have identified approximately ten locations for potential drilling and three recompletion opportunities. In the first nine months of 2006, we drilled two exploration wells and two development wells in the Sockeye field. Both of the development wells were successful. Of the exploration wells, one was dry and the other is a discovery well that is currently producing at gross rates of approximately 200 to 250 Bbl/d. The discovery well is the first horizontal well drilled to the Monterey M2 formation. In addition, 3D seismic surveys have identified structures to the south and southwest which are fault-separated from the current development and untested. Using current technology, these structures can be reached from platform Gail and could provide additional drilling locations.

        Chevron shut in production at platform Grace in 1997, and we currently use it as a launching and receiving facility for pipeline cleaning devices and as an interconnecting pipeline to transport oil and natural gas produced from platform Gail to our onshore plant. We are evaluating the possible return of platform Grace to production through the redrilling of selected wells and upgrades to facilities. We do not currently expect to generate significant production from the platform before the second half of 2007 at the earliest. In March 2003, we granted an option to Crystal Energy LLC to lease or purchase platform Grace for use as a liquid natural gas, or LNG, terminal. In March 2006, Crystal Energy assigned its interest in the option agreement to Clearwater Port LLC, that agreement was terminated and we entered into a new agreement with Clearwater. Under the new agreement, Clearwater has an option to purchase or lease platform Grace for use as an LNG terminal. The option will become exercisable on January 1, 2008 and will expire on March 1, 2012. If Clearwater exercises the option, we will cease any exploration, exploitation and development activities then conducted from the platform and Clearwater will commence construction of its LNG facility. Clearwater's right to exercise the option is subject to, among other things, its receipt of certain regulatory approvals relating to the construction and operation of its LNG facility and the satisfaction of certain financial requirements. If the option is exercised, Clearwater will pay us an annual fee during the period in which the LNG facility is being constructed. This annual fee will initially be $6 million, and will increase over time to a potential maximum of $10 million. Following the commencement of operations at the facility, Clearwater will pay us an annual fee based on the amount of LNG processed, produced or stored at the facility. The fee will be equal to approximately $12 million for the first 800,000 MMBtu/d and $0.04 per MMBtu for volumes in excess of 800,000 MMBtu/d on an average annual basis.

        Dos Cuadras Field.    The Dos Cuadras field is located in federal waters approximately five miles offshore California in the Santa Barbara channel. We acquired our 25% non-operated working interest in the western two-thirds of the field from Chevron in February 1999. We have working interests ranging from approximately 17.5% to 25% in the associated onshore facility and pipelines. The field is operated by DCOR, LLC. Production is transported via pipeline to Los Angeles, California. As of September 30, 2006, there were 91 producing wells and 19 injection wells in the field. During September 2006, average net production at the field was 753 Bbl/d of oil and 542 Mcf/d of natural gas.

        Onshore Coastal California.    Our onshore properties in the coastal California region include the Beverly Hills West field, which is located in Beverly Hills, California. All drilling and production operations at the field are conducted from a 0.6 acre surface location adjacent to the campus of Beverly Hills high school. We acquired our interest in the field from Wainoco Oil & Gas Company in

1995. We operate the field and have a 100% working interest. Another onshore field in the coastal California region is the Santa Clara Avenue field, which is located in Ventura County, California. We acquired our interest in this field in 1994 and 1996 from three other operators. We operate the field and have working interests ranging from 43% to 100%. During September 2006, aggregate average net production from our onshore coastal California properties was 414 Bbl/d of oil and 372 Mcf/d of natural gas.

Sacramento Basin

        In terms of historical production, the Sacramento Basin is one of California's most prolific onshore natural gas producing areas not associated with oil production, containing nine of the state's ten largest natural gas fields by that measure. It is located near northern California natural gas markets and has substantial natural gas gathering infrastructure and pipeline capacity. It is approximately 210 miles long and 60 miles wide and contains a variety of different geologic plays. We were the most active driller in the basin in 2005 and we believe that, on a pro forma basis as of December 31, 2005, we had the largest acreage position in the area. We are also one of the largest producers in the area, with average net production of 38,074 Mcf/d in September 2006. We own 3D seismic data covering 500 square miles in the basin and are in the process of analyzing the data to identify additional exploration, exploitation and development opportunities on our properties. We believe this data will also help us assess acquisition opportunities in the basin. In the first nine months of 2006, we drilled and completed 43 new wells (including one non-operated well) and completed 23 successful workovers and recompletions in the basin. In addition, we drilled seven dry holes, including one non-operated well and one that failed due to mechanical problems that prevented the well from reaching the geologic objective. We currently have three drilling rigs and two completion/workover rigs under contract in the basin.

        Willows and Greater Grimes Fields.    The Willows and Greater Grimes fields are located in Colusa, Glenn and Sutter Counties north of Sacramento, California. Our combined lease position in these fields was 138,208 net acres as of September 30, 2006, including 115,190 net acres acquired in the TexCal transaction. We operate substantially all of the fields and have an average working interest of 60%.

        Natural gas production in the Greater Grimes field is from the Forbes, Kione and Guinda formations and production in the Willows field is from the Forbes and Kione formations. Depths range from 2,800 feet in the Willows field to 8,900 feet in the Greater Grimes field. We had 275 producing wells and two injection wells in the fields as of September 30, 2006.

        At the time we acquired our initial interests in the fields from Mobil Oil Corporation in 1996, production was approximately 5,400 Mcf/d. As a result of significant acquisition, exploration, exploitation and development activities in the fields since mid-2004, average net production rose to approximately 33,139 Mcf/d in September 2006. To date, we have focused primarily on the Greater Grimes field, where we drilled 48 wells and completed 41 from June 2004 through September 2006. We completed 16 infill wells in the Willows field in the first nine months of 2006. We completed 42 workovers in the fields in 2005 and 29 in the first nine months of 2006. We believe that there are significant additional opportunities for infill drilling and workovers in the fields and in surrounding areas.

        Other Sacramento Basin.    We have a number of other fields in the Sacramento Basin, located in Solano, Contra Costa, San Joaquin and Colusa Counties. We operate each of these fields and have working interests ranging from 42% to 100%. As of September 30, 2006, we had a total of 83 active producing wells and one injection well in these fields. We believe that the fields will provide us with exploration, exploitation and development opportunities that are similar to those found in the Willows and Greater Grimes fields. Total average net production from the fields was approximately 4,934 Mcf/d in September 2006.

Texas

        Hastings Complex.    Our largest property in Texas is the Hastings complex, which encompasses approximately 6,624 net acres located approximately 30 miles south of Houston in Brazoria County. The Hastings complex is comprised of the West Hastings Unit, the East Hastings field and the Hastings field. We have an 89% working interest in the West Hastings Unit and 100% working interests in the East Hastings field and the Hastings field. We operate the entire complex.

        The Hastings complex produces light, sweet crude oil with a gravity of 30.6 degrees and is characterized by long-life, stable production. The fields in the complex produce from multiple Miocene and Frio reservoirs at depths ranging from 2,000 to 6,100 feet. As of September 30, 2006, we had 122 producing wells in the complex. During September 2006, average net production from the complex was approximately 2,328 Bbl/d of oil. We are currently in the process of returning approximately 30 idle wells to production and upgrading artificial lift systems on approximately 20 additional wells. We completed 80 workovers in the complex in the second and third quarters of 2006. We also purchased six square miles of 3D seismic data covering a portion of the complex to help us evaluate additional drilling opportunities. In addition, we plan to a pursue a water injection project in selected fault blocks.

        On November 8, 2006, we entered into an option agreement with a subsidiary of Denbury Resources relating to a potential CO2 enhanced recovery project in the Hastings complex. Pursuant to the agreement, Denbury will pay us $50.0 million for an option to acquire our interest in the West Hastings Unit, the East Hastings field and certain related property for use in an enhanced recovery project in which we will have a continuing interest. The grant of the option, and Denbury's obligation to make the option payment, is contingent upon (i) the approval of the option agreement by lenders under our revolving credit facility and (ii) Denbury confirming that there are no material title or environmental defects affecting the properties based on its currently ongoing diligence review, in each case by December 1, 2006. Of the total option payment, $37.5 million will be paid upon the satisfaction of the foregoing conditions, $7.5 million will be paid in November 2007 and the remaining $5.0 million will be paid in November 2008. Denbury may not exercise the option until September 2008. The initial exercise period will end in October 2009, subject to Denbury's right to extend it for successive one-year periods until 2016 for an annual extension fee of $30.0 million.

        Following the exercise of the option, Denbury will either purchase the properties subject to the option or enter into a volumetric production payment arrangement with us with respect to the properties. The purchase price or volumetric production payment will be based on the value of the properties as determined with respect to the net proved reserves associated with the properties based on then-existing operations and NYMEX forward strip pricing, subject to certain adjustments. The $50.0 million option payment will not be deducted from the purchase price or payment. Contemporaneously with its exercise of the option, Denbury will commit to a development plan for the properties that will call for it to make capital expenditures of at least $178.7 million over five years. Denbury will either resell the properties to us at a discount or make additional payments to us if recovery operations do not meet certain development milestones by the third anniversary of the date the option exercise is given effect. During the term of the option, we will not enter into or amend any agreement in a manner that would have a material adverse effect on Denbury's rights under the option agreement. Each of us and Denbury will have a right of first refusal with respect to any proposed sale or transfer by the other of its interests under the option agreement. The option agreement also establishes an area of mutual interest with respect to us and Denbury in specified areas adjacent to the properties.

        Following the exercise of the option, we will retain an overriding royalty interest of 2.0% in production from the properties. We will also have the right to back in to a working interest of approximately 22.3% in the CO2 project after Denbury recoups (i) its operating costs relating to the project and a portion of the purchase price and (ii) 130% of its capital expenditures made on the project. We will continue our operations on the properties until the option is exercised. The success of any CO2 enhanced recovery project is subject to numerous risks and uncertainties, including those relating to the geologic suitability of the properties for such a project and the availability of an economic and reliable supply of CO2.

        Constitution Field.    The Constitution field is located in Jefferson County, Texas. We operate part of the field and have working interests ranging from 25% to 100%. The field produces oil with a gravity of 47.8 degrees and natural gas from the Yegua reservoir at depths ranging from 13,500 feet to 15,300 feet. As of September 30, 2006, there were two producing wells in the field. During September 2006, average net production from the field was approximately 148 Mcf/d of natural gas and 42 Bbl/d of oil. We are currently in the process of acquiring 3D seismic data covering 13 square miles of the field. Subject to further evaluation of this data, we plan to drill two wells in the field in late 2006 or early 2007.

        Other.    Our other Texas properties encompass a total of 16,171 net acres in the southern Gulf Coast region. Our average working interest in these fields is 92% and we operate substantially all of our production there. As of September 30, 2006, there were a total of 70 producing wells in these fields. Total average net production from the fields in September 2006 was 345 Bbl/d of oil and 2,885 Mcf/d of natural gas. In the fourth quarter of 2006, we plan to drill one well in our Giddings field. In addition, we are preparing to shoot 13.5 square miles of 3D seismic data in our Liberty South field. To date in 2006, we have drilled two wells in our Word field.

Oil and Natural Gas Reserves

        The following table sets forth our net proved reserves for the dates indicated on a historical and pro forma basis. Our reserve estimates as of December 31, 2003 are based on a reserve report prepared by Ryder Scott, our reserve estimates as of December 31, 2004 and 2005 are based on reserve reports prepared by NSAI and our reserve estimates as of July 31, 2006 are based on reserve reports prepared by NSAI and DeGolyer & MacNaughton. Proved reserves as of each date indicated reflect all acquisitions and dispositions completed as of that date. The pro forma column combines our historical estimates of net proved oil and natural gas reserves as of December 31, 2005 with those of TexCal as determined by DeGolyer & MacNaughton as of that date. The reserve estimates were based upon those engineers' review of production histories and other geological, economic, ownership and engineering data.

	December 31,			Pro Forma as of December 31, 2005
					July 31, 2006
	2003	2004(1)	2005
Net proved reserves (end of period)
Oil (MBbl)
Developed	31,423	28,035	24,154	36,973	39,428
Undeveloped	15,334	11,900	11,146	13,002	14,137

Total	46,757	39,935	35,300	49,975	53,565

Natural gas (MMcf)
Developed	51,112	49,418	53,390	81,947	84,467
Undeveloped	15,473	20,458	20,663	92,208	160,856

Total	66,585	69,876	74,053	174,155	245,323

Total proved reserves (MBOE)	57,855	51,581	47,642	79,000	94,452

(1)
Does not include reserves of Marquez Energy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Other Accounting Matters—Acquisition of Marquez Energy." The amount shown does include 3.4 MMBOE of proved reserves attributable to the Big Mineral Creek field, which we sold on March 31, 2005.

        As of July 31, 2006, our proved reserves totaled 94,452 MBOE (56.7% proved developed), comprised of 53,565 MBbl of oil (56.7% of the total) and 245,323 MMcf of natural gas, and had an estimated proved reserves to production ratio of 15.3 years.

        Proved reserves are estimates of oil and natural gas to be recovered in the future. Proved developed reserves are proved reserves that are expected to be recovered from existing wells with existing equipment and operating methods. Proved undeveloped reserves are proved reserves that are expected to be recovered from new wells drilled to known reservoirs, or from existing wells where relatively major expenditure is required for completion.

        Reservoir engineering is a subjective process of estimating the sizes of underground accumulations of oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing and production subsequent to the date of the estimate may justify revision of such estimate. Future prices received for the sale of oil and natural gas will likely be different from those used in preparing these reports. The amounts and timing of future operating and development costs may also differ from those used. Accordingly, reserve estimates are often different, and may differ materially, from the quantities of oil and natural gas that are ultimately recovered.

        Future prices received for production and costs may vary, perhaps significantly, from the prices and costs assumed for purposes of these estimates. The present value shown should not be construed as the current market value of the reserves. The 10% discount factor used to calculate present value is not necessarily the most appropriate discount rate. The present value, no matter what discount rate is used, is materially affected by assumptions as to the timing of future production that may prove to be inaccurate. For properties that we operate, expenses exclude our share of overhead charges. In addition, the calculation of estimated future net revenues does not take into account the effect of various cash outlays, including, among other things, general and administrative costs, interest expense and income taxes.

Production, Prices and Costs

        The following table sets forth certain information regarding our average net production volumes, average sales prices realized and certain expenses associated with sales of oil and natural gas for the periods indicated on a historical and pro forma basis. We urge you to read this information in conjunction with the information contained in our financial statements and related notes included elsewhere in this prospectus. The information set forth below is not necessarily indicative of future results.

	Historical				Pro Forma
				Nine Months ended September 30, 2006(2)			Nine Months ended September 30, 2006
	Year ended December 31,
					Year ended December 31, 2005
	2003	2004(1)	2005(1)
Production Volume
Natural gas (MMcf)	5,607	5,826	7,588	9,895	12,442		11,701
Oil (MBbls)	3,114	3,101	2,953	2,478	3,728		2,669
MBOE	4,049	4,072	4,218	4,127	5,802		4,619
Daily Average Production Volume
Natural gas (Mcf/d)	15,362	15,918	20,789	43,150	33,938		42,861
Oil (Bbl/d)	8,532	8,472	8,090	9,877	10,104		9,777
BOE/d	11,092	11,125	11,555	17,069	15,760	(3)	16,920

Oil Price per Bbl Produced (in dollars)
Realized price before commodity derivative loss	$26.29	$34.69	$45.66	$58.66	$47.52	$58.89
Realized commodity derivative loss	(2.39)	(5.47)	(7.46)	(9.26)	(6.49)	(8.52)

Net realized	$23.90	$29.22	$38.20	$49.40	$41.03	$50.37

Natural Gas Price per Mcf Produced (in dollars)
Realized price before commodity derivative gain (loss)	$5.06	$5.77	$7.45	$6.14	$7.76	$6.60
Realized commodity derivative gain (loss)	(0.50)	(0.11)	(0.11)	0.32	(0.15)	0.27

Net realized	$4.56	$5.66	$7.34	$6.46	$7.61	$6.87

Average Sale Price per BOE(4)	$24.69	$30.42	$39.55	$45.04	$42.63	$46.42
Expense per BOE
Production expenses(5)	$11.27	$12.17	$12.81	$15.16	$13.14	$14.96
Transportation expenses	0.69	0.72	0.62	0.54	0.48	0.49
Depreciation, depletion and amortization	3.99	4.05	5.14	10.14	9.55	11.03
General and administrative expense(6)	2.87	2.77	3.79	4.74	3.44	4.57
Interest expense, net(6)	0.52	0.56	3.24	8.55	9.73	9.87

(1)
Amounts shown include Marquez Energy from July 1, 2004. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Other Accounting Matters—Acquisition of Marquez Energy."

(2)
Includes information for TexCal from March 31, 2006, the date of acquisition. Daily average production volumes shown represent (i) second and third quarter 2006 production from TexCal properties divided by 183 days plus (ii) production from other Venoco properties for the first three quarters of 2006 divided by 273 days.

(3)
Excludes production from the Big Mineral Creek field, which we sold in March 2005. Average net production from the field was 547 BOE/d in the first quarter of 2005, or 135 BOE/d for 2005 as a whole.

(4)
Amounts shown are based on oil and natural gas sales, net of inventory changes and realized commodity derivative losses, divided by sales volumes.

(5)
Production expenses are comprised of oil and natural gas production expenses and production taxes.

(6)
Net of amounts capitalized.

Drilling Activity

        The following table sets forth information with respect to development and exploration wells we drilled from January 1, 2003 through September 30, 2006 on a historical basis (including Marquez Energy from the time we acquired it in March 2005). The number of gross wells is the total number of wells we participated in, regardless of our ownership interest in the wells. Fluid injection wells for waterflood and other enhanced recovery projects are not included as gross wells. The number of net wells is the sum of fractional working interests we own in our gross wells expressed as whole numbers and fractions thereof. A producing well is a well found to be capable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well. A dry well is not a producing well.

	Development Wells Drilled
	2003	2004	2005	2006(1)
Producing
Gross	—	4.0	16.0	16.0
Net	—	3.8	7.9	11.9
Dry
Gross	—	—	1.0	1.0
Net	—	—	0.2	0.7
	Exploration Wells Drilled
	2003	2004	2005	2006(1)
Producing
Gross	—	2.0	3.0	33.0
Net	—	1.4	1.9	23.4
Dry
Gross	—	1.0	5.0	9.0
Net	—	0.5	3.2	7.8

(1)
Through September 30, 2006.

        The information above should not be considered indicative of future drilling performance, nor should it be assumed that there is any correlation between the number of productive wells drilled and the amount of oil and natural gas that may ultimately be recovered.

Oil and Natural Gas Wells

        The following table details our working interests in producing wells as of September 30, 2006. Well counts include wells with multiple completions. Wells are classified as oil or natural gas wells according to the predominant production stream.

	Gross producing wells	Net producing wells	Average working interest
Oil	346	260.8	75.4%
Natural gas	367	234.0	63.8%

Total	713	494.8	69.4%

Acreage

        The following table summarizes our estimated developed and undeveloped leasehold acreage as of September 30, 2006. Developed acreage is assigned to producing wells. Undeveloped acreage is acreage held under lease, permit, contract or option that is not assigned to a producing well, including leasehold interests identified for exploratory drilling. Gross acres refers to the total number of acres in which we own a working interest. Net acres refers to gross acres multiplied by our fractional working interest. We have excluded acreage in which our interest is limited to a royalty or overriding royalty interest.

	Developed		Undeveloped(1)		Total
Area
	Gross	Net	Gross	Net	Gross	Net
Coastal California
South Ellwood	1,543	1,543	6,174	6,174	7,717	7,717
Santa Clara Federal Unit	8,640	8,640	25,920	23,040	34,560	31,680
Dos Cuadras	881	219	4,994	1,241	5,875	1,460
Paredon(2)	—	—	5,812	4,096	5,812	4,096
Onshore	1,722	1,340	26,957	18,250	28,679	19,590

Sacramento Basin	143,705	125,966	71,344	55,673	215,048	181,639
Texas	23,352	18,959	5,772	5,090	29,123	24,050

Total	179,842	156,668	146,973	113,565	326,814	270,233

(1)
Ninety percent of our historical undeveloped leasehold acreage is, by the terms of the applicable lease(s), held by production from the other producing wells and is not subject to expiry unless production ceases. The Paredon leases, totaling a net 4,096 acres, are subject to expiry in 2013 and 2014.

(2)
Paredon is a non-producing prospect and there are no proved reserves associated with the property.

Legal Proceedings

        In the ordinary course of our business, we are named, from time to time, as a defendant in various legal proceedings. We maintain liability insurance and believe that our coverage is reasonable in view of the legal risks to which our business is ordinarily subject.

Beverly Hills Litigation

        Between June 2003 and April 2005, six lawsuits were filed against us and certain other energy companies in the Los Angeles County Superior Court by persons who attended Beverly Hills High School or who are citizens of Beverly Hills/Century City or visitors to that area during the time period running from the 1930s to date. There are approximately 1,000 plaintiffs (including plaintiffs in two related lawsuits in which we have not been named) who claim to be suffering from various forms of cancer or other illnesses, fear they may suffer from such maladies in the future, or are related to persons who have suffered from cancer or other illnesses. Plaintiffs allege that exposure to substances in the air, soil and water that originated from either oil-field or other operations in the area are the cause of the cancers and other maladies. We have owned an oil and natural gas facility adjacent to the school since 1995. For the majority of the plaintiffs, their alleged exposures occurred before we owned the facility. It is anticipated that additional plaintiffs may be added to the litigation over time. All cases have been consolidated before one judge. The judge has ordered that all of the cases be stayed except for an initial trial group consisting of twelve "representative" plaintiffs. A trial for the initial trial group is set for late November 2006. We believe that the claims made in the suits are without merit, but we cannot predict the outcome of the suits. We are vigorously defending the actions, and will continue to do so until they are resolved. We also have defense and indemnity obligations to certain other defendants in the actions who have asserted claims for indemnity for events occurring after we acquired the property in 1995. In addition, certain defendants have made claims for indemnity for events occurring prior to 1995, which we are disputing. We cannot predict the cost of defense and indemnity obligations at the present time.

        One of our insurers is currently paying for the defense of these lawsuits under a reservation of its rights. Three other insurers that provided insurance coverage to us (the "Declining Insurers") have taken the position that they are not required to provide coverage for losses arising out of, or to defend against, the lawsuits because of a pollution exclusion contained in their policies. The Beverly Hills School District (the "District"), as an additional insured on those policies, brought a declaratory relief action against two of those insurers in Los Angeles County Superior Court. In November 2005, the court ruled in favor of one of the insurers. The District is appealing that decision. On July 10, 2006, the same Los Angeles County Superior Court denied a motion for summary judgment brought by another of the insurers against the District on the issue of the duty to defend. On February 10, 2006, we filed our own declaratory relief action against the Declining Insurers in Santa Barbara County Superior Court seeking a determination that those insurers have a duty to defend us in the lawsuits. The policy issued by the insurer that is currently providing defense of the lawsuits contains a pollution exclusion similar to that at issue in the actions brought against the Declining Insurers. However, we have no reason to believe that the insurer currently providing defense of these actions will cease providing such defense. If it does, and we are unsuccessful in enforcing our rights in any subsequent litigation, we may be required to bear the costs of the defense, and those costs may be material. If it is ultimately determined that the pollution exclusion or another exclusion contained in one or more of our policies applies, we will not have the protection of those policies with respect to any damages or settlement costs ultimately incurred in the lawsuits.

        In accordance with SFAS No. 5, Accounting for Contingencies, we have not accrued for a loss contingency relating to the Beverly Hills litigation because we believe that, although unfavorable outcomes in the proceedings may be reasonably possible, we do not consider them to be probable or reasonably estimable. If one or more of these matters are resolved in a manner adverse to us, and if insurance coverage is determined to not be applicable, their impact on our results of operations, financial position and/or liquidity could be material.

Personal Injury Claims

        In February 2006, a complaint was filed in Santa Barbara Superior Court against us on behalf of a boy who had been severely injured after falling from a cliff located on property jointly owned by us and another company. The complaint asserts that we are responsible for the boy's injuries and that the boy is entitled to damages, including reimbursement of past medical expenses, future expenses, loss of earning capacity and general damages. We believe that we have no liability in this matter and intend to defend the action vigorously.

        On March 31, 2006, a complaint was filed in District Court in Madison County, Texas against a subsidiary of ours by the widow of an individual who was fatally injured while working as a gauger/pumper at a well operated by the subsidiary. The cause of the accident is still being investigated.

Regulatory Environment

        Our oil and natural gas exploration, production and transportation activities are subject to extensive regulation at the federal, state and local levels. These regulations relate to, among other things, environmental and land use matters, conservation, safety, pipeline use, the drilling and spacing of wells, well stimulation, transportation, and forced pooling and protection of correlative rights among interest owners. The following is a summary discussion of some key regulations that affect our operations.

Environmental and Land Use Regulation

        A wide variety of environmental and land use regulations apply to companies engaged in the production and sale of oil and natural gas. These regulations have been changed frequently in the past, and in general, these changes have imposed more stringent requirements that increase operating costs and/or require capital expenditures in order to remain in compliance. We believe that our business operations are in substantial compliance with current laws and regulations. Failure to comply with these requirements can result in civil and/or criminal fines and liability for non-compliance, clean-up costs and other environmental damages. It is also possible that unanticipated developments or changes in law could require us to make environmental expenditures significantly greater than those we currently expect.

        California Environmental Quality Act ("CEQA").    CEQA is California legislation that requires consideration of the environmental impacts of proposed actions that may have a significant effect on the environment. CEQA requires the responsible governmental agency to prepare an environmental impact report that is made available for public comment. The responsible agency is also required to consider mitigation measures. The party requesting agency action bears the expense of the report.

        We are currently in the CEQA process in connection with, among other things, our requested renewal of the state lease for the marine terminal at the South Ellwood field. A public draft of the environmental impact report relating to the request has been issued and the issuance of a final report is pending.

        We may be required to undergo the CEQA process for other lease renewals and other proposed actions by state and local governmental authorities that meet specified criteria. At a minimum, the CEQA process delays, and adds expense to, the process of obtaining new leases, permits and lease renewals.

        Discharges to Waters.    The Federal Water Pollution Control Act of 1972, as amended (the "Clean Water Act"), and comparable state statutes impose restrictions and controls on the discharge of produced waters and other oil and natural gas wastes into regulated waters and wetlands. These controls have generally become more stringent over the years, and it is possible that additional restrictions will be imposed in the future. These laws prohibit the discharge of produced waters and sand, drilling fluids, drill cuttings and other substances related to the oil and natural gas industry into onshore, coastal and offshore waters without appropriate permits.

        The Clean Water Act also regulates stormwater discharges from industrial properties and construction activities and requires separate permits and implementation of a stormwater management plan establishing best management practices, training, and periodic monitoring with respect to covered activities. Certain operations are also required to develop and implement "Spill Prevention, Control, and Countermeasure" plans or facility response plans to address potential oil spills. Certain exemptions from some Clean Water Act requirements have been created or broadened pursuant to the Energy Policy Act of 2005.

        The Clean Water Act provides for civil, criminal and administrative penalties for unauthorized discharges of oil, hazardous substances and other pollutants. It also imposes substantial potential liability for the costs of removal or remediation associated with discharges of oil or hazardous substances. State laws governing discharges to water also provide varying civil, criminal and administrative penalties and impose liabilities in the case of a discharge of petroleum or its derivatives, or other hazardous substances, into regulated waters.

        Oil Spill Regulations.    The Oil Pollution Act of 1990, as amended, or OPA, amends and augments the provisions of the Clean Water Act relating to oil spills, imposing potentially unlimited liability on responsible parties, without regard to fault, for the costs of cleanup and other damages resulting from an oil spill in U.S. waters. Responsible parties include (i) owners and operators of onshore facilities and pipelines and (ii) lessees or permittees of offshore facilities. In addition, the OPA requires parties responsible for offshore facilities to provide financial assurance in the amount of $35 million, which can be increased to $150 million in some circumstances, to cover potential OPA liabilities.

        Regulations imposed by the Minerals Management Service, or MMS, also require oil spill response plans and oil spill financial assurance from offshore oil and natural gas operations, whether operating in state or federal offshore waters. These regulations were designed to be consistent with the OPA and other similar requirements. Under MMS regulations, operators must join a cooperative that makes oil spill equipment available to its members. The California Department of Fish and Game, Office of Oil Spill Prevention and Response, or OSPR, has adopted overlapping oil spill prevention regulations. We have complied with these OPA, MMS and OSPR requirements by adopting an offshore oil spill contingency plan and becoming a member of Clean Seas, LLC, a cooperative entity operated with other offshore operators to prevent and respond to oil spills in the offshore region in which we operate.

        Air Emissions.    Our operations are subject to local, state and federal regulations governing emissions of air pollution. Local air quality districts are responsible for much of the regulation of sources of air pollutants in California. California requires new and modified stationary sources of air pollutants to obtain permits prior to commencing construction. Major sources of air pollutants are subject to more stringent, federally-based permitting requirements. Because of the severity of the ozone (smog) problems in portions of California, the state has the most severe restrictions on the emissions of volatile organic compounds, or VOCs, and nitrogen oxides, or NOx, of any state. Producing wells, natural gas plants and electric generating facilities all generate VOCs and NOx. Some of our producing wells are in counties that are designated as nonattainment for ozone and are therefore potentially subject to restrictive emission limitations and permitting requirements. California also operates a stringent program to control hazardous (toxic) air pollutants, and this program could result in the required installation of additional controls. Administrative enforcement actions for failure to comply strictly with air pollution regulations or permits are generally resolved by payment of monetary fines and correction of any identified deficiencies. Alternatively, regulatory agencies could require us to forego construction, modification or operation of certain air emission sources. Air emissions from oil and natural gas operations also are regulated by oil and natural gas permitting agencies, including the MMS, the State Lands Commission and other local agencies.

        Waste Disposal.    We currently own or lease a number of properties that have been used for production of oil and natural gas for many years. Although we believe the prior owners and/or operators of those properties utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties that we currently own or lease. State and federal laws applicable to oil and natural gas wastes and properties have become more stringent. Under new laws, we could be required to remediate property, including groundwater, containing or impacted by previously disposed wastes (including wastes disposed of or released by prior owners or operators) or to perform remedial well plugging operations to prevent future, or mitigate existing, contamination.

        We may generate wastes, including "solid" wastes and "hazardous" wastes, that are subject to the federal Resource Conservation and Recovery Act, or RCRA, and comparable state statutes, although certain oil and natural gas exploration and production wastes currently are exempt from regulation as hazardous wastes under RCRA. The EPA has limited the disposal options for certain wastes that are designated as hazardous wastes under RCRA. Furthermore, it is possible that certain wastes generated by our oil and natural gas operations that currently are exempt from regulation as hazardous wastes may in the future be designated as hazardous wastes, and therefore be subject to more rigorous and costly operating, disposal and clean-up requirements. State and federal oil and natural gas regulations also provide guidelines for the storage and disposal of solid wastes resulting from the production of oil and natural gas, both onshore and offshore.

        Superfund.    Under some environmental laws, such as the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, also known as CERCLA or the Superfund law, and similar state statutes, responsibility for the entire cost of cleanup of a contaminated site, as well as natural resource damages, can be imposed upon current or former site owners or operators, or upon any party who released one or more designated substances ("hazardous substances") at the site, regardless of the lawfulness of the original activities that led to the contamination. CERCLA also authorizes the EPA and, in some cases, third parties to take actions in response to threats to the public health or the environment and to seek to recover from the potentially responsible parties the costs of such action. Although CERCLA generally exempts petroleum from the definition of hazardous substances, in the course of our operations we may have generated and may generate wastes that fall within CERCLA's definition of hazardous substances. We may also be an owner or operator of facilities at which hazardous substances have been released by previous owners or operators. We may be responsible under CERCLA for all or part of the costs of cleaning up facilities at which such substances have been released and for natural resource damages. We have not, to our knowledge, been identified as a potentially responsible party under CERCLA, nor are we aware of any prior owners or operators of our properties that have been so identified with respect to their ownership or operation of those properties.

        Abandonment, Decommissioning and Remediation Requirements.    Federal, state and local regulations provide detailed requirements for the abandonment of wells, closure or decommissioning of production and transportation facilities and the environmental restoration of operations sites. MMS regulations, coupled with applicable lease and permit requirements and each property's specific development and production plan, prescribe the requirements for decommissioning our federally leased offshore facilities. The California State Lands Commission, or CSLC, and the California Department of Conservation, Division of Oil, Gas and Geothermal Resources, or DOGGR, are the principal state agencies responsible for regulating the drilling, operation, maintenance and abandonment of all oil and natural gas wells in the state, whether onshore or offshore. MMS regulations require federal leaseholders to post performance bonds. See "—Potentially Material Costs Associated with Environmental Regulation of Our Oil and Natural Gas Operations—Plugging and Abandonment Costs" for a discussion of our principal obligations relating to the abandonment and decommissioning of our facilities.

        California Coastal Act.    The California Coastal Act regulates the conservation and development of California's coastal resources. The California Coastal Commission (the "Coastal Commission") works with local government to make permit decisions for new developments in certain coastal areas and reviews local coastal programs, such as land use restrictions. The Coastal Commission also works with the California State Office of Oil Spill Prevention and Response to protect against and respond to coastal oil spills. The Coastal Commission has direct regulatory authority over offshore oil and natural gas development within the state's three mile jurisdiction and has authority, through the Federal Coastal Zone Management Act, over federally permitted projects that affect the state's coastal zone resources. We conduct activities that may be subject to the California Coastal Act and the jurisdiction of the Coastal Commission.

Potentially Material Costs Associated with Environmental Regulation of Our Oil and Natural Gas Operations

        Significant potential costs relating to environmental and land use regulations associated with our existing properties and operations include those relating to (i) plugging and abandonment of facilities, (ii) clean-up costs and damages due to spills or other releases and (iii) civil penalties imposed for spills, releases or non-compliance with applicable laws and regulations. As is customary in the oil and natural gas industry, we typically have contractually assumed, and may assume in the future, regulatory obligations relating to plugging and abandonment, clean-up and other environmental costs in connection with our acquisition of operating interests in fields, and these costs can be significant.

        Plugging and Abandonment Costs.    Our operations, and in particular our offshore platforms and related facilities, are subject to stringent abandonment and closure requirements imposed by the MMS and the state of California. With respect to the Santa Clara Federal Unit, Chevron retained most of the abandonment obligations relating to the platforms and facilities when it sold the fields to us in 1999. We are responsible for abandonment costs relating to the wells and to any expansions or modifications we made following our acquisition of the fields. We also agreed to assume from Chevron all abandonment obligations associated with its 25% interest in the infrastructure (but not the wells) in the Dos Cuadras field. We agreed to assume all of the abandonment costs relating to the operations, including platform Holly, in the South Ellwood field when we purchased it from Mobil Oil Corporation in 1997.

        As described in note 13 to our financial statements, we have estimated the present value of our aggregate asset retirement obligations to be $22.6 million as of December 31, 2005 and $35.4 million as of September 30, 2006. These figures reflect the expected future costs associated with site reclamation, facilities dismantlement and plugging and abandonment of wells. The discount rates used to calculate the present value varied depending on the estimated timing of the obligation, but typically ranged between 6% and 8%. Actual costs may exceed our estimates. Our financial statements do not reflect any reserves relating to other environmental obligations.

        Under a variety of applicable laws and regulations, including CERCLA, RCRA and MMS regulations, we could in some circumstances be held responsible for abandonment and clean-up costs relating to our operations, both onshore and offshore, notwithstanding contractual arrangements that assign responsibility for those costs to other parties.

        Clean-up Costs.    We currently have two onshore facilities with known environmental contamination. Our onshore facility at the South Ellwood field is known to have hydrocarbon contamination. We are currently required to provide quarterly monitoring reports to the county. Because oil occurs naturally in the area, regulators have not yet determined the appropriate level of clean-up for this facility. We expect that we will generally be permitted to defer remedial actions with respect to the facility until we cease operations there, and our present intention is to continue using it for the foreseeable future. We currently estimate that the cost of a clean-up of the facility will be between $2.0 and $5.0 million. These costs are included in the asset retirement obligation shown in our financial statements. For the purpose of calculating the asset retirement obligation, we estimated that the facility has a remaining useful life of 20 years. The onshore oil and natural gas plant associated with the Santa Clara Federal Unit is also known to have hydrocarbon contamination. Chevron is contractually obligated to remediate the contamination that was present at the time we purchased the property upon the closure of that facility. We will be responsible for the clean-up of any additional contamination. To our knowledge, no such additional contamination has occurred. Accordingly, we do not currently expect to incur any remediation costs in connection with this facility.

        Penalties for Non-Compliance.    We believe that our operations are in material compliance with all applicable oil and natural gas, safety, environmental and land use laws and regulations, and we work diligently to ensure continuing compliance. However, from time to time we receive notices of noncompliance with Clean Air Act and other requirements from relevant regulatory agencies.

        We received an Order of Abatement from the Santa Barbara County Air Pollution Control District, or SBCAPCD, in 1999 regarding odor complaints and hydrogen sulfide (H2S) emissions from our operations in the South Ellwood field. That order required us to implement various odor prevention measures, conduct safety audits, adopt a quality assurance plan and take certain other actions. The requirements set forth in the order have been or are being satisfied. Since 2001, we have received several Notices of Violation, or NOVs, from SBCAPCD for minor air quality violations at the South Ellwood field, but those NOVs have been or are expected to be resolved for minimal civil penalties. SBCAPCD's air quality regulations are among the most stringent in the country. We believe that our working relationship with SBCAPCD is generally good.

        We have received several NOVs related to air emissions from our Beverly Hills operations from the South Coast Air Quality Management District, or SCAQMD. These NOVs were resolved pursuant to a settlement agreement reached in October 2003. In June 2004, SCAQMD issued an additional NOV to us for fugitive natural gas emissions from wellhead components following an unplanned, automated electrical shutdown at the Beverly Hills field. That NOV remains unresolved, but we expect the matter to be resolved without a major financial penalty or other material impact. A June 2004 Air

Toxics Inventory Report and Health Risk Assessment conducted by us and submitted to SCAQMD for the Beverly Hills facilities concluded that the air emissions from these operations do not exceed applicable risk or action levels and are typical of the ambient air in the Los Angeles air basin.

        On November 18, 2004, there was a natural gas and oil release from a wellhead on platform Gail. Our investigation of this release has been completed and the U.S. Coast Guard and the MMS have indicated that they are satisfied with our response. The MMS issued two NOVs that require us to take certain minor remedial actions and, in March 2006, informed us that it is seeking to impose a fine of $30,000 in connection with the release. The Coast Guard has indicated that it will not impose any financial penalty on us with respect to the release.

        On February 24, 2005, a minor release of water containing some oil occurred from our Beverly Hills facility. The release was contained quickly, but a small amount of water and oil sprayed off-site. We notified the appropriate agencies following the release. We do not expect that significant financial or other penalties will be assessed with respect to the release.

        In 2005, we received a total of 13 NOVs from applicable regulatory agencies, including those described above. Of this total, ten have been resolved without significant financial or other penalties. We received one NOV in the first nine months of 2006, which is currently pending. We do not expect to incur significant penalties with respect any outstanding NOV.

Other Regulation

        The pipelines we use to gather and transport our oil and natural gas are subject to regulation by the U.S. Department of Transportation, or DOT, under the Hazardous Liquids Pipeline Safety Act of 1979, as amended, or HLPSA, and the Pipeline Safety Act of 1992, which relate to the design, installation, testing, construction, operation, replacement and management of pipeline facilities. Under the Pipeline Safety Act, the Research and Special Programs Administration of DOT is authorized to require certain pipeline modifications as well as operational and maintenance changes. We believe our pipelines are in substantial compliance with HLPSA and the Pipeline Safety Act. Nonetheless, significant expenses could be incurred if new or additional safety requirements are implemented.

        The rates, terms and conditions applicable to the interstate transportation of natural gas by pipelines are regulated by the Federal Energy Regulatory Commission, or FERC, under the Natural Gas Act, as well as the Natural Gas Policy Act. Since 1985, FERC has implemented regulations intended to increase competition within the natural gas industry by making natural gas transportation more accessible to natural gas buyers and sellers on an open-access, non-discriminatory basis.

        The rates, terms, and conditions applicable to the interstate transportation of oil by pipelines are also regulated by FERC under the Interstate Commerce Act. FERC has implemented a simplified and generally applicable ratemaking methodology for interstate oil pipelines to fulfill the requirements of Title VIII of the Energy Policy Act of 1992, comprised of an indexing system to establish ceilings on interstate oil pipeline rates. FERC has announced several important transportation-related policy statements and rule changes, including a statement of policy and final rule issued February 25, 2000 concerning alternatives to its traditional cost-of-service rate-making methodology to establish the rates interstate pipelines may charge for their services. The final rule revises FERC's pricing policy and current regulatory framework to improve the efficiency of the market and further enhance competition in natural gas markets.

        With respect to transportation of natural gas on the Outer Continental Shelf, or OCS, FERC requires, as a part of its regulation under the Outer Continental Shelf Lands Act, or OCSLA, that all pipelines provide open and non-discriminatory access to both owner and non-owner shippers.

        Our OCS leases in federal waters are administered by the MMS and require compliance with detailed MMS regulations and orders. Under certain circumstances, the MMS may require any of our operations on federal leases to be suspended or terminated. Any such suspension or termination could materially and adversely affect our financial condition and operations.

        Our offshore leases in state waters or "tidelands" (within three miles of the coastline) are administered by the state of California and require compliance with certain regulations of the CLSC and DOGGR. The CSLC serves as the lessor of our state offshore leases and is charged with overseeing leasing, exploration, development and environmental protection of the state tidelands.

        Commencing with the Cunningham-Shell Act of 1955, California has enacted several pieces of legislation that withhold state tidelands from oil and natural gas leasing. The Cunningham-Shell Act protected an area of tidelands offshore Santa Barbara County that stretches west from Summerland Bay to Coal Oil Point, and included waters offshore the unincorporated area of Montecito, the City of Santa Barbara, and the University of California at Santa Barbara. It also protected the state tidelands around the islands of Anacapa, Santa Cruz, Santa Rosa, and San Miguel. In 1994, California enacted the California Sanctuary Act which, with three exceptions, prohibits leasing of any state tidelands for oil and natural gas development. Oil and natural gas leases in effect as of January 1, 1995 are unaffected by this legislation until such leases revert back to the state, at which time they will become part of the California Coastal Sanctuary. This legislation does not restrict our existing state offshore leases or our current or planned future operations.

        The safety of our operations is primarily regulated by the MMS, the CSLC, the Coast Guard and the Occupational Safety and Health Administration ("OSHA"). We believe our facilities and operations are in substantial compliance with the applicable requirements of those agencies. In the event different or additional safety measures are required in the future, we could incur significant expenses to meet those requirements.

Operating Hazards and Insurance

        The oil and natural gas business involves a variety of operating risks, such as those described under "Risk Factors—Risks Related to Our Business and the Oil and Natural Gas Industry—Our Business Involves Significant Operating Risks That Could Affect Our Production and Could Be Expensive To Remedy." In accordance with industry practice, we maintain insurance against some, but not all, potential risks and losses. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, it could adversely affect us.

Title to Properties

        We believe that we have satisfactory title to all of our material assets. Title to our properties is subject to encumbrances in some cases, such as customary interests generally retained in connection with acquisition of real property, customary royalty interests and contract terms and restrictions, liens under operating agreements, liens related to environmental liabilities associated with historical operations, liens for current taxes and other burdens, easements, restrictions and minor encumbrances customary in the oil and natural gas industry. However, we believe that none of these liens, restrictions, easements, burdens and encumbrances materially detract from the value of our properties or from our interest in those properties or materially interfere with our use of those properties in the operation of our business. We believe that we have obtained sufficient right-of-way grants and permits from public authorities and private parties for us to operate our business in all material respects as described in this prospectus. Our debt agreements are secured by liens on substantially all of our oil and natural gas properties and other assets. See "Description of Indebtedness."

Marketing and Major Customers

        Markets for oil and natural gas are volatile and are subject to wide fluctuations depending on numerous factors beyond our control, including seasonality, economic conditions, foreign imports, political conditions in other energy producing countries, OPEC market actions, and domestic government regulations and policies. All of our oil production is sold to competing buyers, including large oil refining companies and independent marketers. In the year ended December 31, 2005, approximately 68% and 29% of our oil production was sold to ConocoPhillips and Shell Trading (US) Co., respectively, pursuant to agreements with pricing based on the NYMEX WTI price minus a fixed differential and/or California posted prices plus fixed premiums. In the year ended December 31, 2005, TexCal sold approximately 44% of its oil production to BP/Amoco, 23% to Gulfmark Energy, 16% to Teppco and 12% to Sunoco. TexCal's sales were made pursuant to agreements with pricing based on WTI posted prices plus spot, monthly premiums.

        In California, we sell substantially all of our natural gas production to large marketing companies pursuant to agreements that provide for monthly index pricing and/or daily pricing. In the year ended December 31, 2005, we sold 51% and 27% of our California natural gas production to Enserco Energy, Inc. and Chevron, respectively. In the year ended December 31, 2005, TexCal sold 72% and 21% of its California natural gas production to Chevron Natural Gas and Enserco Energy, Inc., respectively. In Texas, we sell substantially all of our natural gas production to large marketing companies pursuant to long term agreements using a combination of monthly index pricing and market adjustments. In the year ended December 31, 2005, TexCal sold approximately 48% of its Texas natural gas production to ETC Texas Pipeline, 28% to Houston Pipeline Company and 11% to Duke Energy Field Services.

Competition

        The oil and natural gas business is highly competitive in the search for and acquisition of additional reserves and in the sale of oil and natural gas. Our competitors principally consist of major and intermediate sized integrated oil and natural gas companies, independent oil and natural gas companies and individual producers and operators. Our competitors include Plains Exploration & Production Company and Berry Petroleum Company. In particular, we compete for property acquisitions and for the equipment and labor required to operate and develop our properties. These competitors may be able to pay more for properties and may be able to define, evaluate, bid for and purchase a greater number of properties than we can. Ultimately, our future success will depend on our ability to develop or acquire additional reserves at costs that allow us to remain competitive.

Offices

        We currently lease approximately 23,000 square feet of office space in Denver, Colorado, where our principal office is located. The lease for the Denver office expires in 2013. We lease an additional 39,000 square feet of office space in Carpinteria, California from 6267 Carpinteria Avenue, LLC. The lease for the Carpinteria office will expire in 2019. As described in "Certain Relationships and Related Transactions," 6267 Carpinteria Avenue, LLC was a wholly owned subsidiary of ours prior to March 2006, when we paid a dividend consisting of 100% of the membership interests in 6267 Carpinteria Avenue, LLC to our then-sole stockholder. The lease remains in effect following the payment of the dividend. We also lease approximately 28,500 square feet of office space in Houston, where we maintain a regional office. We believe that our office facilities are adequate for our current needs and that additional office space can be obtained if necessary.

Employees

        As of September 30, 2006, we had approximately 250 full-time employees, none of whom were party to collective bargaining arrangements.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth certain information with respect to our directors and executive officers as of September 30, 2006.

Name	Age	Position
Timothy Marquez	48	Chairman and Chief Executive Officer
William Schneider	45	President
David B. Christofferson	58	Chief Financial Officer
Mark DePuy	51	Senior Vice President, Chief Operating Officer
Terry L. Anderson	59	General Counsel and Secretary
Douglas J. Griggs	47	Chief Accounting Officer
J. Timothy Brittan(1)	51	Director
J.C. "Mac" McFarland(1)(2)	59	Director
Ed O'Donnell(3)	52	Director
Eloy Ortega(1)(3)	55	Director
Joel L. Reed(2)(3)	55	Director
Glen C. Warren, Jr.(2)	50	Director

(1)
Member of the compensation committee.

(2)
Member of the audit committee.

(3)
Member of the corporate governance/nominating committee.

        Timothy Marquez co-founded Venoco in September 1992 and served as our CEO from our formation until June 2002. He founded Marquez Energy in 2002 and served as its CEO until we acquired it in March 2005. Mr. Marquez returned as our Chairman, CEO and President in June 2004. See "Certain Relationships and Related Transactions—Ownership and Related Disputes and Transactions." Mr. Marquez has a B.S. in petroleum engineering from the Colorado School of Mines. Mr. Marquez began his career with Unocal Corporation, where he worked for 13 years managing assets offshore California and in the North Sea and performing other managerial and engineering functions.

        William Schneider became our President in January 2005. Prior to joining us, Mr. Schneider was a managing director at BMO Capital Markets (formerly known as Harris Nesbitt), an investment bank, where he focused on mergers and acquisitions in the energy industry. He joined BMO Capital Markets in February 2001. From January 1998 to January 2001, he worked in the Energy Investment Banking division of Donaldson, Lufkin & Jenrette. Mr. Schneider's experience also includes service in Smith Barney's Energy Investment Banking division. Before entering investment banking, Mr. Schneider held a variety of engineering and corporate positions at Unocal for over 12 years. Mr. Schneider holds an M.B.A. in Finance from U.C.L.A. and a B.S. in petroleum engineering from the Colorado School of Mines.

        David B. Christofferson became our CFO in November 2004. Mr. Christofferson was CFO of Marquez Energy from November 2002 until joining our company in his current capacity. Prior to joining Marquez Energy, Mr. Christofferson served as General Counsel and CFO of Esenjay Exploration, Inc. (f/k/a Frontier Natural Gas Corporation), a NASDAQ-listed company, from 1988 until May 2002. Between May and November 2002, he was a private consultant. Mr. Christofferson holds B.A. and J.D. degrees from the University of Oklahoma and a Master of Divinity degree from Phillips University (now a part of the University of Tulsa).

        Mark DePuy became our Vice President, Northern Assets, in August 2005 and was promoted to Senior Vice President and Chief Operating Officer in January 2006. Prior to joining us, he spent

27 years with Unocal in a variety of domestic and international operating and business planning roles, most recently as a corporate planning manager for worldwide operations. With Unocal, Mr. DePuy spent 13 years working on operations onshore and offshore coastal California. He has an M.B.A. from U.C.L.A. and a B.S. in petroleum engineering from the Colorado School of Mines.

        Terry L. Anderson is our General Counsel and Secretary. Mr. Anderson joined us in March 1998 and served as General Counsel until June 2002. From July 2002 to August 2004, Mr. Anderson was in private practice in Santa Barbara, California. He returned in his current capacities in August 2004. Mr. Anderson holds a B.S. in petroleum engineering and a J.D. from the University of Southern California. Mr. Anderson was Vice President and General Counsel of Monterey Resources, Inc., a NYSE-listed company, from August 1996 to January 1998. Prior to that, he was chief transactional attorney for Santa Fe Energy Resources in Houston, Texas. Mr. Anderson is licensed to practice law in Texas and California.

        Douglas J. Griggs was appointed as our Chief Accounting Officer in January 2006. Mr. Griggs is a certified public accountant with twenty-five years of accounting and financial management experience, including 13 years with Ernst & Young LLP. From January 2003 through December 2005, he was an independent consultant in the areas of finance, accounting, project management and Sarbanes-Oxley compliance. From 1997 to December 2002, he served as Chief Financial Officer for Engineered Data Products, Inc. Mr. Griggs has an accounting degree from the University of Northern Iowa.

        J. Timothy Brittan has been a director of Venoco since May 2003 and has 25 years experience in the oil and natural gas industry. He has served as the President of Infinity Oil & Gas, Inc., an exploration and production company, since July 1989. Mr. Brittan attended the Colorado School of Mines.

        J.C. "Mac" McFarland has been a director of Venoco since June 2004. He has 28 years of experience in the oil and natural gas industry with McFarland Energy, Inc., a NASDAQ-listed company, where he was CEO from 1991 until its sale in 1997. Since 1997, he has been a consultant with McFarland Advisers, Inc. He served on the boards of NYSE-listed Huntway Refining from 1988 to 2001 and privately-held Gotland Oil, Inc. from 2000 to 2001. He was President of the California Independent Petroleum Association from 1996 to 1998. Mr. McFarland earned a degree in finance and accounting from the University of California at Berkeley and is a certified public accountant.

        Ed O'Donnell has been a director of Venoco since June 2004. He was also a member of our board of directors from May 2001 to December 2002, and from May 2003 to August 2003. In addition, from 1997 to March 2001, he served as Vice President and, from April 2001 to June 2002, as the President of our domestic division. He took a sabbatical from July 2002 to March 2003, and was an independent small business consultant from April 2003 to July 2004. Since June 2004, he has served as Executive Director and General Manager of Old Mission Santa Barbara, a non-profit organization. He also provides consulting services to us on a part-time basis. In addition, in February 2006, he became the Chief Operating Officer of P-Squared Development, LLC, a firm that provides consulting services to non-profit organizations. In April 2006, he also became the CEO of Gong Zhu Enterprises, a provider of products and services to small retail businesses. He has 20 years of experience with Unocal, including as Asset Manager. Mr. O'Donnell holds a B.S. in petroleum engineering from Montana Tech, an M.S. in petroleum engineering from the University of Southern California and an M.B.A. from Pepperdine University.

        Eloy Ortega has been a director of Venoco since June 2004. He is the President and CEO of Promerica Bank, a Los Angeles-based bank. He was President and CEO of Business First National Bank in Santa Barbara, California from October 1999 until September 2005. From 1998 until 1999, Mr. Ortega served as President and CEO of City Commerce Bank. He has over 30 years of experience in the banking industry and has a degree in finance from New Mexico State University.

        Joel L. Reed has been a director of Venoco since August 2005 and currently serves as our lead independent director. He previously served as a director of Venoco from September 1998 to March 2002. Starting in 1994, Mr. Reed was a partner of a predecessor entity of, and later co-founded, Relational Group, an investment banking firm that included Relational Investors and Relational Advisors. In late 2005, Relational Advisors separated from Relational Group and became RA Capital Advisors, a member of RA Capital Group. Mr. Reed currently serves as RA Capital Group's lead principal. He is also a founder of Titan Investment Partners, a private equity firm. Mr. Reed was the CFO and later President and CEO of Wagner & Brown Ltd. of Midland, Texas, a privately owned group of companies engaged in energy, real estate, manufacturing, agribusiness and investment services, from 1984 to 1994. From 1981 to 1984, Mr. Reed was a member of the founding group of Ensource, Inc., a NYSE-listed company, as well as its controller and CFO. A graduate of Oklahoma State University, Mr. Reed holds bachelor's and master's degrees in accounting and is a certified public accountant (inactive).

        Glen C. Warren, Jr. has been a director of Venoco since June 2004 and has more than 22 years experience in the oil and natural gas industry. He is the President, CFO and a director of Antero Resources Corporation, where he has served in those capacities since June 2002. From November 2001 until June 2002, he was a Managing Director with Concert Energy Advisors. From July 1998 until February 2001, he served as the Executive Vice President and CFO, and as a director, of Pennaco Energy. He took a sabbatical from March to October 2001. He has served as a director of Diamond Foods, Inc. since July 2005. Mr. Warren holds a B.A. in interdisciplinary science and a J.D. from the University of Mississippi and an M.B.A. from U.C.L.A.

Classified Board of Directors

        Our certificate of incorporation provides that our directors are divided into three classes, each serving staggered three-year terms. As a result, stockholders will elect a portion of our board of directors each year. The initial terms of directors in Class I expired at the annual meeting of stockholders held in May 2006 and each of those directors was reelected for a new three-year term. The initial terms of directors in Class II will expire at the annual meeting of stockholders to be held in 2007 and the initial terms of directors in Class III will expire at the annual meeting of stockholders to be held in 2008. Currently, the Class I directors are Messrs. O'Donnell and Brittan, the Class II directors are Messrs. Ortega and Warren and the Class III directors are Messrs. Marquez, McFarland and Reed. The division of our board of directors into classes could delay or prevent a change of control of our company. See "Description of Capital Stock—Certain Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws."

Board Committees

        Our bylaws provide that our board of directors may designate one or more board committees. We currently have an audit committee, a compensation committee and a corporate governance/nominating committee. The composition and primary responsibilities of each committee are described below. Each committee operates pursuant to a charter approved by our board of directors. Each member of these committees is independent as defined under the rules of the New York Stock Exchange and applicable SEC rules.

Audit Committee

        Our audit committee's primary function is to oversee our accounting and financial reporting processes and our systems of internal accounting and financial controls, select and retain our outside auditors and facilitate communication among the outside auditors, management and our board of directors. Among other things, the audit committee:

  •
  is responsible for the appointment, compensation and retention of our outside auditors and reviews and evaluates the auditors' qualifications, independence and performance;

  •
  oversees the auditor's audit work and reviews and pre-approves all audit and non-audit services to be performed by the auditors;

  •
  reviews and approves the planned scope of our annual audit;

  •
  reviews our financial statements and discusses with management and the outside auditors the results of the annual audit and the review of our quarterly financial statements; and

  •
  reviews and approves all proposed transactions that would require disclosure pursuant to Item 404 of Regulation S-K or any other transaction involving us and any other person where the parties' relationship is not arms'-length.

        Our audit committee is comprised of Messrs. McFarland (chair), Warren and Reed. Our board of directors has determined that Mr. McFarland qualifies as an "audit committee financial expert" as defined under the rules of the SEC.

Compensation Committee

        Our compensation committee's primary function is to evaluate, approve, administer and interpret our compensation and benefit policies as they affect our executive officers. Among other things, the compensation committee:

  •
  reviews and approves corporate goals and objectives relevant to compensation of our CEO;

  •
  evaluates the performance of the CEO in light of those goals and objectives;

  •
  sets the compensation of the CEO; and

  •
  makes recommendations to the board of directors with respect to the compensation of executive officers other than the CEO.

        Our compensation committee is comprised of Messrs. Ortega (chair), Brittan and McFarland.

Corporate Governance/Nominating Committee

        Our corporate governance/nominating committee's primary function is to assist our board of directors by identifying individuals qualified to become members of the board and by advising the board with respect to corporate governance matters. Among other things, the corporate governance/nominating committee:

  •
  seeks out and identifies individuals qualified to become directors;

  •
  recommends to our board of directors candidates for nomination as directors; and

  •
  monitors and oversees matters of corporate governance, including by developing and recommending corporate governance guidelines applicable to us and monitoring our compliance with those guidelines.

        Our corporate governance/nominating committee is comprised of Messrs. Reed (chair), Ortega and O'Donnell.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the board of directors or compensation committee of any entity an executive officer of which serves as a member of our board of directors or compensation committee. Ed O'Donnell, who was a member of our compensation committee during 2005, was an officer of our company from 1997 to 2002 and currently provides consulting services to us on a part-time basis. Mr. O'Donnell resigned from the compensation committee, and was appointed to the corporate governance/nominating committee, in February 2006.

Executive Compensation

Summary Compensation Table

        As of December 31, 2005, Timothy Marquez was our CEO, and our four other most highly compensated executive officers during 2005 were William Schneider, David Christofferson, Terry Anderson and Gregory Schrage. Mr. Schrage is our Vice President of Asset Development. We refer to these officers in this prospectus as the named executive officers. The following table sets forth the compensation we paid to the named executive officers for services rendered in 2004 and 2005.

		Annual Compensation
Name and Principal Position						Securities Underlying Options(#)	All Other Compensation($)
	Year	Salary($)		Bonus($)(1)
Timothy Marquez, Chairman and CEO	2005 2004	361,542 191,637	(3)	578,000 33,034		— —	9,329 7,621	(2) (4)
William Schneider, President	2005 2004	255,952 —		163,773 —	(5)	1,471,162.5 —	9,329 —	(6)
David Christofferson, CFO	2005 2004	221,040 27,000	(3)	66,312 32,400		547,500 —	7,660 —	(7)
Terry Anderson, General Counsel and Secretary	2005 2004	212,853 95,333	(3)	63,856 28,600		262,500 —	7,660 38,935	(8) (9)
Gregory Schrage, VP—Asset Development	2005 2004	183,613 155,036		37,016 38,759		262,500 —	17,579 5,067	(10) (11)

(1)
We generally pay bonuses in the year following the year in which they were earned. Unless otherwise noted, bonus amounts shown are reported for the year in which they were earned, though they may have been paid in the following year.

(2)
Amount shown is comprised of $660 in insurance premiums and $1,669 in health club dues, in each case paid on Mr. Marquez's behalf, and a $7,000 matching contribution under our 401(k) plan.

(3)
Amount shown represents salary paid for the portion of the year in which the officer was employed by us.

(4)
The amount is comprised of a one-time housing allowance payment of $4,381 and a $3,240 matching contribution under our 401(k) plan.

(5)
Amount shown includes a $25,000 a signing bonus.

(6)
Amount shown is comprised of $660 in insurance premiums and $1,669 in health club dues, in each case paid on Mr. Schneider's behalf, and a $7,000 matching contribution under our 401(k) plan.

(7)
Amount shown is comprised of $660 in insurance premiums paid on Mr. Christofferson's behalf and a $7,000 matching contribution under our 401(k) plan.

(8)
Amount shown is comprised of $660 in insurance premiums paid on Mr. Anderson's behalf and a $7,000 matching contribution under our 401(k) plan.

(9)
Amount shown is comprised of $32,760 in fees paid for legal services provided by Mr. Anderson in June and July 2004 prior to the commencement of his employment with us and a $6,175 matching contribution under our 401(k) plan.

(10)
Amount shown is comprised of $660 in insurance premiums paid on Mr. Schrage's behalf, $7,849 in respect of vacation time forgone, a $7,000 matching contribution under our 401(k) plan and $2,071 in respect of stock options that were terminated in connection with the merger described in "Certain Relationships and Related Transactions—Ownership and Related Disputes and Transactions—Merger with Marquez Trust."

(11)
Amount shown is comprised of a housing allowance awarded to Mr. Schrage of $1,050 and a $4,017 matching contribution under our 401(k) plan.

Option Grants in Last Fiscal Year

        The following table sets forth information regarding the granting of stock options to the named executive officers during 2005. The percentage of total options set forth below is based on an aggregate of 4,013,662.5 options granted to employees in 2005.

					Potential Realizable Value at Assumed Annual Rates of Share Price Appreciation for Option Term(2)
	Number of Securities Underlying Options Granted (#)(1)	Percent of Total Options Granted to Employees In Fiscal Year	Individual Grants
Name			Exercise Price ($/Sh)	Expiration Date	5%($)	10%($)
Timothy Marquez	—	—	—	—	—	—
William Schneider	1,144,237.5	28.0%	6.00	March 1, 2015	$27,512,000	$43,839,000
	163,462.5	4.0%	7.33	March 1, 2015	3,712,000	6,045,000
	163,462.5	4.0%	8.67	March 1, 2015	3,494,000	5,827,000
David Christofferson	412,500	10.2%	6.00	March 1, 2015	9,918,000	15,804,000
	67,500	1.7%	7.33	March 1, 2015	1,533,000	2,496,000
	67,500	1.7%	8.67	March 1, 2015	1,433,000	2,406,000
Terry Anderson	262,500	6.5%	6.00	March 1, 2015	6,311,000	10,057,000
Gregory Schrage	225,000	5.6%	6.00	March 1, 2015	5,410,000	8,620,000
	18,750	0.5%	7.33	March 1, 2015	426,000	693,000
	18,750	0.5%	8.67	March 1, 2015	401,000	668,000

(1)
The options vest over four years, with 20% of the options vested on the grant date and 20% of the options vesting on each subsequent anniversary of the grant date. See "—Stock Option Plans—2000 Stock Incentive Plan" for additional information concerning the terms of the options.

(2)
The amounts shown reflect hypothetical gains that could be achieved for the options if exercised at the end of the option term. These amounts represent assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant. Potential realizable values in the table above are calculated by:

•
Multiplying the number of shares of our common stock subject to the option by an assumed initial public offering price per share of $20.00.

•
Assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rates shown in the table for the entire 10-year term of the option.

•
Subtracting from that result the total option exercise price.

        The 5% and 10% assumed rates of appreciation are suggested by the rules of the SEC and do not represent our estimate or projection of the future common stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

Fiscal Year-End Option Values

        The following table provides option exercise information for the named executive officers. No options were exercised during 2005. The table shows the number of exercisable and unexercisable options held at December 31, 2005. The "Value of Unexercised In-the-Money Options" shown in the table represents an amount equal to the difference between an assumed initial public offering price of $20.00 per share and the option exercise price, multiplied by the number of unexercised in-the-money options. These calculations do not take into account the effect of any taxes that may be applicable to the option exercises.

	Number of Securities Underlying Unexercised Options At Fiscal Year-End (#)		Value of Unexercised In-the-Money Options at Fiscal Year-End ($)
Name
	Exercisable	Unexercisable	Exercisable	Unexercisable
Timothy Marquez	—	—	—	—
William Schneider	294,232.5	1,176,930.0	3,988,485	15,953,940
David Christofferson	109,500.0	438,000.0	1,479,000	5,916,000
Terry Anderson	52,500.0	210,000.0	735,000	2,940,000
Gregory Schrage	52,500.0	210,000.0	720,000	2,880,000

Employment Agreements

        During 2005, we entered into employment agreements with Timothy Marquez, William Schneider, David Christofferson, Greg Schrage, Terry Anderson and Mark DePuy, and nonqualified stock option agreements with each of those officers other than Mr. Marquez. In July 2005, we amended the agreements with Messrs. Schneider, Christofferson, Schrage, Anderson and DePuy.

        Each employment agreement provides that the officer will receive a specified base salary and will have a specified annual target bonus under an incentive compensation plan. Each agreement further provides that if a change of control of our company occurs and (i) the officer's employment is terminated (other than for specified types of misconduct) or (ii) he resigns for "good reason" (as that term is defined in the agreement), he will be entitled to a cash payment equal to three times his annual base salary and bonus and certain other benefits. Mr. Marquez's agreement also provides that he will be entitled to such payment and benefits if he resigns without good reason during the 30-day period that begins six months after a change of control occurs. If we terminate the officer's employment prior to the expiration of the term of the agreement (initially December 31, 2006), other than following a change of control and unless the termination results from misconduct by the officer, he will be entitled to a payment approximately equal to two times his annual base salary and bonus. Each employment agreement also provides that we will indemnify the officer in respect of certain claims brought against him in connection with his service with the company. The following table summarizes certain information relating to each of the employment agreements. In the case of Messrs. Schrage and Anderson, the amounts shown under "Base Salary" reflect salary increases that took effect on June 1, 2005. In the case of Mr. DePuy, the amounts shown reflect changes made in connection with his promotion to Senior Vice President and Chief Operating Officer in January 2006. We entered into substantially similar employment agreements with four additional officers in 2005 and the first quarter of 2006.

Officer	Effective Date of Agreement	Base Salary	Target Bonus (% of base)
Timothy Marquez	March 1, 2005	$366,000	65%
William Schneider	Feb. 5, 2005	285,000	65%
Mark DePuy	Aug. 15, 2005	225,000	40%
David Christofferson	March 1, 2005	216,000	40%
Greg Schrage	March 1, 2005	194,260	25%
Terry Anderson	March 1, 2005	216,320	25%

        Pursuant to his employment agreement, Mr. DePuy received a signing bonus of $50,000 and receives a monthly mortgage assistance payment of $2,500. His monthly mortgage assistance payment will be increased to $3,500 when he relocates to the Santa Barbara/Ventura area.

        In addition, the employment agreements with Messrs. Schneider, Christofferson, Schrage, Anderson and DePuy (and, in each case, a contemporaneously executed nonqualified stock option agreement), provide for the grant of options to the relevant officer pursuant to our 2000 stock incentive plan. See "—Stock Option Plans."

Director Compensation

        From January to August 2005, we paid each of our non-employee directors a fee of $10,000 per quarter, plus a quarterly fee of $1,250 for each committee assignment and $1,000 for each board or committee meeting attended. In August 2005, we implemented a new fee structure pursuant to which we pay each of our non-employee directors an annual fee of $25,000, plus an annual fee of $10,000 for service on the audit committee, an annual fee of $5,000 for service on any other board committee and $1,000 for each board or committee meeting attended. In addition, in some circumstances committee members may be compensated for time directly spent on committee matters other than attendance at meetings, in amounts not to exceed $3,000 per quarter.

        In August 2005, we approved the grant of 45,000 options to each of our non-employee directors pursuant to our 2000 stock incentive plan and entered into a related nonqualified stock option agreement with each of those directors. The per share exercise price for each option was $10.67.

        In January 2006, we entered into a consulting agreement with Mr. O'Donnell. Pursuant to the agreement, Mr. O'Donnell provides up to 25 hours per month of consulting services to us through December 31, 2006 in consideration for a one-time consulting fee of $80,000.

Stock Option Plans

        We maintain two stock incentive plans, a 2000 stock incentive plan (the "2000 plan") and a 2005 stock incentive plan (the "2005 plan"). To date, we have granted options to purchase a total of 4,253,662.5 shares of our common stock under the plans, approximately 39% of which are currently vested. The options have a weighted average exercise price of $7.58 per share. No additional awards will be made under the 2000 plan. Currently, 1,460,000 shares of common stock are available for issuance under the 2005 plan. Promptly following the completion of this offering, we expect to grant options to purchase up to an additional 500,000 shares of common stock to our non-executive officer employees under the 2005 stock incentive plan. The exercise price of these options will be the offering price. Twenty percent of the options will vest upon grant, and an additional 20% will vest on each of the first four anniversaries of the grant date.

        The following table sets forth certain information with respect to all currently outstanding options granted under the 2000 plan and the 2005 plan. No options granted under either plan have been exercised.

Officer/Director	Date of Award	Options Granted	Exercise Price
William Schneider	March 1, 2005	1,144,237.5	$6.00
		163,462.5	7.33
		163,462.5	8.67
David Christofferson	March 1, 2005	412,500.0	6.00
		67,500.0	7.33
		67,500.0	8.67
Greg Schrage	March 1, 2005	225,000.0	6.00
		18,750.0	7.33
		18,750.0	8.67
Roger Hamson	March 1, 2005	225,000.0	6.00
		18,750.0	7.33
		18,750.0	8.67
Terry Anderson	March 1, 2005	262,500.0	6.00
Mark DePuy	Aug. 15, 2005	93,750.0	12.00
		93,750.0	13.33
	Jan. 23, 2006	100,000.0	20.00
J. Timothy Brittan	Aug. 26, 2005	45,000.0	10.67
J.C. "Mac" McFarland	Aug. 26, 2005	45,000.0	10.67
Ed O'Donnell	Aug. 26, 2005	45,000.0	10.67
Eloy Ortega	Aug. 26, 2005	45,000.0	10.67
Joel Reed	Aug. 26, 2005	45,000.0	10.67
Glen C. Warren, Jr.	Aug. 26, 2005	45,000.0	10.67
Others		890,000.0	7.96	(1)

Total		4,253,662.5	7.58	(1)(2)

(1)
Represents the weighted average exercise price.

(2)
As described above, we expect to grant options to purchase up to an additional 500,000 shares of common stock promptly following the completion of this offering.

2000 Stock Incentive Plan

        The 2000 plan provides for grants of nonqualified stock options and restricted stock to our employees, officers, directors and consultants. Pursuant to the terms of the 2000 plan, either the board of directors or a designated board committee may administer the plan, including by determining which eligible participants will receive awards, when awards will be granted, the terms of awards and the number of shares that will be subject to awards. The 2000 plan is administered by our board of directors. The board has limited the number of shares of common stock that may be made subject to options awarded under the 2000 plan to the number of shares underlying the options that are currently outstanding. As a result, we do not expect to make any additional awards under the 2000 plan. Unless terminated sooner by our board of directors, the 2000 plan will terminate on the tenth anniversary of the date it was adopted.

        Options granted pursuant to the 2000 plan expire ten years after the date of grant. The 2000 plan provides that the exercise price of options must generally be at least 85% of the fair market value of the underlying common stock on the date of grant. The exercise prices of all options granted under the plan were equal to or greater than the fair market value of the underlying stock on the date of grant as determined by the company, taking into account minority and other discounts we deemed appropriate.

The 2000 plan provides that the number of shares purchasable upon exercise of an option, and the exercise price, will be adjusted to reflect the terms of any reclassification, stock split, merger or similar transaction.

        All awards under the 2000 plan have been granted pursuant to substantially similar nonqualified stock option agreements. Pursuant to the plan and the agreements, options vest over four years, with 20% of the options vested on the grant date and 20% of the options vesting on each subsequent anniversary of the grant date. The plan and the agreements provide that all options will become immediately vested following a change of control of our company. The agreements with employee option holders provide that all the holder's options will become immediately vested if we terminate the holder's employment, unless the termination is for specified types of misconduct. The agreements with director option holders provide that any unvested options will terminate when the director's service to the company ceases.

        In June and July 2006, we amended our nonqualified stock option agreements with each person granted options under the 2000 plan. The amendment changes the definition of "change in control" for the purposes of the agreement such that a change in control in our company will be deemed to occur if (i) any person or group other than Timothy Marquez (or a member of his family) becomes a beneficial owner of more than 50% of our voting stock, (ii) our stockholders approve a merger involving us (unless the merger meets certain specified criteria), (iii) our stockholders approve a plan to liquidate our company or to sell all or substantially all of our assets or (iv) Timothy Marquez (together with members of his family) is no longer the largest beneficial owner of our voting securities and Mr. Marquez is no longer our CEO or Chairman. We also entered into a bonus payment agreement with each option holder pursuant to which, when we pay a dividend on our common stock, the holder will be entitled to receive a payment equal to the dividend that would have been paid on the shares of common stock underlying his options had those options been exercised as of the record date relating to the dividend. The agreement specifies that such payment will be made whether the dividend in question is in the form of cash or property.

        Each nonqualified stock option agreement contains provisions (i) limiting the transferability of shares of common stock acquired upon the exercise of options, (ii) giving us a right of first refusal if any of those shares are proposed to be transferred, (iii) allowing the holder of those shares to cause us to repurchase them for fair market value in certain circumstances, (iv) giving holders "tag-along" rights with respect to those shares in the event of certain sales of stock by Timothy Marquez or his affiliates and (v) giving Mr. Marquez and his affiliates "drag-along" rights with respect to those shares in connection with such sales. The 2000 plan also contains a provision that allows us to repurchase shares of common stock acquired upon the exercise of options for their fair market value in certain circumstances. Each of the provisions described in this paragraph will terminate on the date our common stock is registered under the Exchange Act and listed on a national securities exchange.

        As discussed above, we believe that the exercise prices of all options granted under the 2000 plan were equal to or greater than the fair market value of the underlying stock on the date of grant. If it were subsequently determined that the exercise prices of some or all of the options were less than fair market value, we could be required to record a compensation expense reflecting the difference between the exercise price and fair market value. If the difference were determined to be significant with respect to some or all of the options, the adverse impact of the resulting compensation charge on our net income for the year ended December 31, 2005 could be material.

2005 Stock Incentive Plan

        The 2005 plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock and stock appreciation rights to our employees, officers, directors and consultants. Pursuant to the terms of the 2005 plan, either the board of directors or a board committee is authorized to administer the plan, including by determining which eligible participants will receive awards, when awards will be granted and the terms and amounts of awards. The 2005 plan is administered by our compensation committee. The 2005 plan was amended and restated in May 2006. As amended and restated, the 2005 plan provides for the issuance of up to 1.7 million shares of common stock pursuant to awards under the plan. Unless terminated sooner by our board of directors, the 2005 plan will terminate on the tenth anniversary of the date of the adoption of the amended and restated plan. No awards were granted under the plan in 2005. To date in 2006, we have granted options to purchase a total of 240,000 shares of common stock to three of our officers under the plan. Those options have a weighted average exercise price of $16.58. Promptly following the completion of this offering, we expect to grant options to purchase up to an additional 500,000 shares of common stock to our non-executive officer employees. The exercise price of these options will be the offering price.

        Each award under the 2005 plan has been or will be made pursuant to an award agreement that specifies the terms of the award, including the vesting schedule, if any. We expect that options granted under the 2005 plan will generally vest over a four year period, with 20% of the options vested on the date of grant and 20% of the options vesting on each subsequent anniversary of the grant date. The compensation committee will have the authority to accelerate any vesting requirements or time-based limitations on exercisability of options or other awards. Stock options granted pursuant to the 2005 plan will generally expire ten years after the date of grant. The exercise price of incentive stock options will generally be at least equal to the fair market value of the underlying common stock on the date of grant. The exercise price of nonqualified stock options will generally be at least equal to 85% of the fair market value of the underlying common stock on the date of grant, except that the exercise price of nonqualified stock options granted to our CEO and our four other most highly compensated officers will generally be at least equal to the fair market value of the underlying common stock. If a holder of options granted under the plan terminates his employment with or service to our company, his options will, subject to certain exceptions, automatically expire. If we terminate the option holder's employment with or service to us without cause, the holder may generally exercise any vested options for a period of 180 days following the termination.

        In the event of a change of control of our company, our compensation committee will generally accelerate the exercisability of all options granted under the 2005 plan such that they may be exercised in full upon or immediately prior to the completion of the transaction or event that results in the change of control, although the committee will have the discretion to take certain different or additional actions in those circumstances, including by arranging for cash settlement of stock awards granted under the plan. For purposes of the plan, a "change of control" will be deemed to occur if (i) any person or group other than Timothy Marquez (or a member of his family) becomes a beneficial owner of more than 50% of our voting stock, (ii) our stockholders approve a merger involving us (unless the merger meets certain specified criteria), (iii) our stockholders approve a plan to liquidate our company or sell all or substantially all of our assets or (iv) Timothy Marquez (together with members of his family) is no longer the largest beneficial owner of our voting securities and Mr. Marquez is no longer our CEO or Chairman. The 2005 plan further provides that the number of shares purchasable upon exercise of an option granted under the plan, and the exercise price, will be adjusted to reflect the terms of any reclassification, stock split or similar transaction.

        The board of directors or the compensation committee may amend the 2005 plan at any time, subject to shareholder approval requirements imposed by the Internal Revenue Code, Rule 16b-3 under the Exchange Act and applicable stock exchange or Nasdaq rules.

Indemnification

        We maintain directors' and officers' liability insurance. Our certificate of incorporation includes provisions limiting the liability of directors and officers and indemnifying them under certain circumstances. We have also entered into indemnification agreements with each of our directors providing the directors with additional assurances in a manner consistent with Delaware law. As noted in "—Executive Compensation—Employment Agreements," we have employment agreements with certain of our officers that also provide for indemnification in some circumstances.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Ownership and Related Disputes and Transactions

Background

        From mid-2002 until June 2004, our ownership structure and management was affected by a number of related disputes among Timothy Marquez, a business associate of Mr. Marquez's who co-founded our company with Mr. Marquez, our former CFO, and certain affiliates of Enron that formerly held our preferred stock. Our company was founded in 1992 by Messrs. Marquez and his business associate. Prior to 1998, when two affiliates of Enron made a $60 million equity investment in our company, Mr. Marquez, his business associate and the former CFO were our principal stockholders.

Dispute with Enron Affiliates and Change in Management

        In 2001, following failed negotiations concerning the Enron affiliates' request that we repurchase their equity interest, a dispute arose between the company's management and the Enron affiliates concerning the qualifications of certain individuals nominated by the Enron affiliates to become members of our board of directors. In March 2002, in connection with this dispute, Mr. Marquez's business associate, the former CFO and the Enron affiliates gained control of the board of directors. In June 2002, the board of directors terminated the employment of Mr. Marquez, who had been CEO since the company's formation, and replaced him with his business associate.

Filing of Marquez Actions

        After being terminated, Mr. Marquez filed a suit against the company in the Santa Barbara, California Superior Court, asserting that he had been wrongfully terminated and that the company had breached his employment agreement. The company incurred a $6.0 million charge against its 2003 earnings with respect to the settlement of this action. The company filed a cross-claim in the action to recover from Mr. Marquez the principal and accrued interest claimed due under a written promissory note dated December 11, 2000, which represented indebtedness of approximately $1.4 million. Mr. Marquez also filed a stockholders' derivative action in the U.S. District Court for the Central District of California based on his claim that his business associate, the former CFO and certain other directors had breached their fiduciary duties by approving the payment of cash dividends on the preferred stock held by the Enron affiliates.

Settlement of Marquez Actions and Willows and Grimes Transactions

        In February 2004, before either the employment action or the derivative action went to trial, the parties agreed to settle both actions. The settlement agreement relating to the derivative action provided for a dismissal of the action without payment of funds by the company or the defendants. Court approval of the settlement of the derivative action was obtained in December 2004.

        With respect to the employment action, Mr. Marquez, the company and the Enron-nominated directors entered into a settlement agreement that provided for a payment of $300,000 to Mr. Marquez in exchange for a mutual release and dismissal of the action. That payment was made in March 2004 and the action was dismissed with prejudice. Pursuant to a separate agreement, Mr. Marquez provided to the company a new promissory note dated February 1, 2004, in the principal amount of approximately $1.4 million, and the company cancelled and returned the original note.

        In connection with the aforementioned settlement, the company also agreed to sell its Willows and Grimes fields to Marquez Energy, a company controlled by Mr. Marquez, for approximately $13.8 million. The agreement governing that transaction, which we refer to as the sale agreement, provided that the sale, when completed, would have retroactive effect from February 1, 2004. Both the company and Marquez Energy believed the fair market value of the properties to be higher than the contemplated sale price; the difference between the sale price and the actual value of the properties was intended to be partial compensation to Mr. Marquez for agreeing to the dismissal of the employment action. The sale agreement also provided that the company would pay legal fees incurred by Marquez Energy and Mr. Marquez in connection with the transaction. In this regard, the company made a payment of $700,000 to counsel for Mr. Marquez in March 2004. In the sale agreement, the company's obligation to sell the properties was made subject to the condition that it obtain a new credit facility. In the event this condition was not satisfied or waived by May 24, 2004, the company would be obliged to pay Marquez Energy a termination fee, subject to offset in the amount of the new Marquez promissory note (to the extent not then repaid). The agreement further provided that even after Marquez Energy's receipt of the termination fee, it would have the option of extending the effectiveness of the agreement until August 20, 2004 by depositing $1,500,000 in escrow.

        The company did not obtain a new credit facility during the requisite period and the sale of the Willows and Grimes fields did not occur. Accordingly, on May 25, 2004, the company paid Marquez Energy a termination fee of $4.5 million, of which $3.1 million was paid in cash and $1.4 million in the form of the issuance to Marquez Energy of a note in that amount by Mr. Marquez and the related cancellation of Mr. Marquez's note to the company. Discussions ensued concerning Marquez Energy's exercise of its option to extend the effectiveness of the agreement. As a result of these discussions, on August 17, 2004, the company and Marquez Energy entered into a memorandum of settlement pursuant to which Marquez Energy relinquished all of its rights to acquire the Willows and Grimes properties in return for a cash payment of $500,000 plus the right to participate in the development of future reserves, other than currently identified proved reserves, in the Willows and Grimes fields. This agreement was formalized in a participation rights agreement executed in September 2004. Because of negotiations concerning the company's prospective acquisition of Marquez Energy, the parties agreed to suspend the effectiveness of the agreement pending the outcome of those negotiations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Acquisitions and Divestitures—Acquisition of Marquez Energy." No value was assigned to the agreement in determining the price the company paid to acquire Marquez Energy.

Sale of Stock from Mr. Marquez's Business Associate and the Former CFO to Marquez

        In May 2004, Mr. Marquez's business associate and the former CFO, together with certain of their respective affiliates, agreed to sell all of their stock in the company to Mr. Marquez. The sales occurred in a transaction that closed in July 2004. Mr. Marquez returned as our CEO in June 2004. Following the transaction, Mr. Marquez owned approximately 94% of our outstanding common stock.

Repurchase of Preferred Stock from Enron Affiliates

        On November 4, 2004, the company purchased the preferred stock held by the Enron affiliates (which constituted all of our outstanding preferred stock) for $72.0 million. At the closing of the transaction, the company and certain of its affiliates (including Mr. Marquez and Marquez Energy), executed a mutual release with the Enron affiliates and certain of their affiliates (collectively referred to as the Enron parties). Pursuant to the release, the company and its affiliates released the Enron parties from any claims by the company or its affiliates based on facts arising at or prior to the closing and the Enron parties released the company and its affiliates from any such claims by them. Claims that may arise under the sale and purchase agreement governing the transaction are not covered by the release.

Merger with Marquez Trust

        On December 22, 2004, the company merged with a corporation the sole stockholder of which was the Marquez Trust, a trust controlled by our CEO, Timothy Marquez, and his wife. In the merger, the company paid an aggregate of $5.4 million in cash for 2,212,208 shares of our common stock. The merger resulted in an increase in Mr. Marquez's beneficial ownership of our common stock from 94% to 100%.

Real Property Dividends and Related Transactions

        In 2006, we have paid dividends on our common stock consisting of (i) a 51-acre parcel of real property located in Carpinteria (referred to as the bluffs property), (ii) an option to acquire an additional interest in land associated with the bluffs property if, as a result of current negotiations, we acquire that interest and (iii) 100% of the membership interests in our wholly-owned subsidiary 6267 Carpinteria Avenue, LLC. As described below, we have entered into certain agreements with the Marquez Trust in connection with these dividends. We believe that the terms of these ancillary agreements are as favorable to us as could have been obtained through arms' length negotiations with an unaffiliated party. We have paid to each holder of outstanding options granted under our 2000 stock incentive plan a bonus with respect to those dividends. The amount of the bonus was equal to the amount the option holders would have received if we had paid a cash dividend of equal value and the options held by such holders had been exercised, or approximately $1.2 million in the aggregate.

The Bluffs Property

        The bluffs property is located on the coast in Carpinteria, California. The property consists of a 100% interest we hold in 46 acres and a 50% interest we hold in an adjacent ten acres that is used primarily for parking (the parking area). The current zoning status of the property is "industrial coastal dependent." We conduct some minor processing activities on the property. Our facilities are currently spread over approximately 15 acres of the property. We estimate that the current value of the property is approximately $5.0 million.

        In August 2006, in connection with the contemplated dividends, we entered into a dividend distribution agreement with the Marquez Trust and an affiliate of the trust, and a ground lease and development agreement with the affiliate. Under the ground lease, which has a 20-year term, we will lease the bluffs property for $1.00 per year. The development agreement provides that an affiliate of the trust will have the right to cause us to consolidate our operations on the property such that the operations will occupy no more than two acres. If the affiliate exercises this right, we will have two years to obtain the governmental consents necessary to effect the consolidation, and one year from the date of our receipt of those consents to complete the consolidation. The option may be exercised at any time within sixty days of the second anniversary of the date of the agreement (the first option period), within sixty days of the third anniversary of that date (the second option period), and at any time after the fourth anniversary of that date (the third option period). If the option is exercised in the first option period, the affiliate will pay us a fee of $3.0 million when the consolidation is completed. If the option is exercised in the second option period, the affiliate will pay us a fee of $2.0 million when the consolidation is completed. No fee will be payable if the option is exercised in the third option period. Following consolidation, we will have the right to occupy the two acre site for $1.00 per year for as long as we conduct oil and natural gas operations there. We do not believe that the consolidation will have an adverse effect on our operations. However, we currently estimate that the cost of effecting the consolidation would be approximately $10 million. We will be required to pay property taxes on the entire property until the consolidation is completed, at which time we would become responsible only for taxes relating to the two acre site. At the time of the consolidation, we would be required to obtain a release of the lien on the property referred to above. We could obtain the release by increasing our abandonment bond relating to the property by $8.5 million. It is possible that permitting issues may preclude us from timely consolidating to the two acre site, if and when we are requested to do so. In such event, we will be required to pay rent at a market rate (based on current zoning) for space we occupy in excess of the two acres. It is possible that development of the property adjacent to the two acre site may affect our operations resulting in costs and constraints that we do not currently experience.

The Parking Area

        We are currently in negotiations to acquire the 50% interest in the parking area that we do not already own. Pursuant to the dividend distribution agreement, if we acquire that interest, the Marquez Trust will have a three-year option to acquire the interest for the price we pay for it plus interest. We expect the purchase price for the interest to be approximately $250,000. Following exercise of the option, we would retain the right to use a portion of the parking area for our operations and for third parties who use the pier located on the property for so long as the pier remains in existence.

Office Building Dividend

        The principal asset of 6267 Carpinteria Avenue, LLC is the office building we lease in Carpinteria, California. 6267 Carpinteria Avenue, LLC acquired the office building in December 2004 for $14.2 million. It financed a portion of the purchase with a $10.0 million loan secured by a lien on the office building. The loan is non-recourse to us and we are not responsible for repayment of the loan. In connection with the purchase of the building, we agreed to indemnify the lender against certain liabilities principally relating to environmental matters and certain violations of the applicable loan documents. Pursuant to an indemnity and guaranty agreement entered into in connection with the dividend, the Marquez Trust has agreed to indemnify us against certain costs we may incur with respect to those indemnification obligations. We paid a fee of $100,000 to obtain the lender's consent to the dividend. We estimate that the value of the office building, net of the amount outstanding on the loan, was approximately $4.9 million at the time the dividend was paid.

        We and 6267 Carpinteria Avenue, LLC are parties to a lease pursuant to which we lease the office building from 6267 Carpinteria Avenue, LLC for $1.1 million per year. The payment of the dividend had no effect on our rights and obligations as set forth in the lease. The lease, which was entered into in 2001 and was amended in 2004, provides that the annual rent will increase by 10% in 2009 and by an additional 10% in 2014. We are also responsible for reimbursing 6267 Carpinteria Avenue, LLC for certain building operating expenses. The lease will expire in 2019.

Other Related Party Transactions

        William Schneider, our President, was a managing director at BMO Capital Markets (formerly known as Harris Nesbitt) prior to joining our company. During the period of Mr. Schneider's employment with BMO Capital Markets, that firm provided certain investment banking services to us as described in "Underwriting."

        In November 1999, while Ed O'Donnell was an officer of our company, we loaned him $100,000 to assist him in financing the purchase of a home. The rate of interest on the loan was 6% per annum. We forgave the principal and accrued interest on the loan in January 2003. As described in "Management—Directors and Executive Officers," Mr. O'Donnell is currently one of our directors and provides consulting services to us on a part-time basis.

        See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Acquisitions and Divestitures—Acquisition of Marquez Energy" and "Shares Eligible for Future Sale—Registration Rights Agreement."

PRINCIPAL AND SELLING STOCKHOLDERS
AND BENEFICIAL OWNERSHIP OF MANAGEMENT

        The following table sets forth information as of September 30, 2006 regarding ownership of our common stock by the selling stockholders, our directors, our executive officers and our directors and executive officers as a group. Prior to the completion of this offering, the selling stockholders are the only record holders of our common stock. The selling stockholders are:

  •
  the Marquez Trust, the trustees of which are Timothy Marquez, our Chairman and CEO, and his wife Bernadette Marquez; and

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  the Denver Foundation, a community charitable foundation to which the Marquez Trust donated 2,500,000 shares of our common stock on August 18, 2006. Timothy and Bernadette Marquez advise the Denver Foundation with respect to certain matters regarding the use of funds held by the Denver Foundation, but do not beneficially own the shares of our common stock held by the foundation.

        Beneficial ownership has been determined in accordance with applicable SEC rules, pursuant to which a person is deemed to be the beneficial owner of securities if he or she has or shares voting power or investment power with respect to such securities or has the right to acquire beneficial ownership within 60 days. Unless otherwise indicated, to our knowledge, the persons listed in the following table have sole voting and investment power with respect to the shares indicated. The address of our directors and executive officers is 370 17th Street, Suite 2950, Denver, Colorado 80202-1370. The percentages shown below are based on 32,692,500 shares of common stock issued and outstanding as of September 30, 2006. The amount shown for each selling stockholder reflects shares owned of record and the amount shown for each executive officer and each director, in each case other than Timothy

Marquez, reflects shares issuable upon the exercise of currently vested options. Beneficial ownership representing less than one percent is denoted with an asterisk.

	Beneficial Ownership Prior to Offering				Beneficial Ownership After Offering
Name of Beneficial Owner			Shares Being Offered
	Shares	Percent			Shares	Percent
Selling Stockholders
Marquez Trust(1)	27,692,500	84.7%	1,250,000		26,442,500	61.9%
The Denver Foundation(2)	2,500,000	7.6%	1,250,000		1,250,000	2.9%
Executive Officers
Timothy Marquez	30,192,500	92.4%	0	(3)	28,942,500	67.8%
William Schneider	588,465	1.8%	0		588,465	1.4%
David Christofferson	219,000	*	0		219,000	*
Mark DePuy	95,000	*	0		95,000	*
Terry Anderson	105,000	*	0		105,000	*
Douglas Griggs	8,000	*	0		8,000	*
Non-Employee Directors
J. Timothy Brittan	18,000	*	0		18,000	*
J.C. "Mac" McFarland	18,000	*	0		18,000	*
Ed O'Donnell	18,000	*	0		18,000	*
Eloy Ortega	18,000	*	0		18,000	*
Joel Reed	18,000	*	0		18,000	*
Glen Warren	18,000	*	0		18,000	*
All directors and executive officers as a group	31,315,965	92.6%	0	(3)	30,065,965	68.6%

(1)
If the underwriters exercise in full their right to purchase additional shares, the Marquez Trust will own 26,255,000 shares following the offering, or 59.4% of the total.

(2)
If the underwriters exercise in full their right to purchase additional shares, the Denver Foundation will own 1,062,500 shares following the offering, or 2.4% of the total.

(3)
Mr. Marquez is not offering any shares in his individual capacity. As described above, however, he is a trustee of the Marquez Trust, which is offering shares. Mr. Marquez's beneficial ownership following the offering will be reduced to the extent of sales by the Marquez Trust. The amounts shown for Mr. Marquez also include 2,500,000 shares of common stock held by the Marquez Foundation, a private charitable foundation established by Mr. Marquez and his wife. The Marquez Foundation is not offering shares in this offering.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of:

  •
  200 million shares of common stock, par value $.01 per share, of which 42,692,500 shares will be issued and outstanding following the completion of this offering; and

  •
  20 million shares of preferred stock, par value $.01 per share, of which no shares will be issued and outstanding following the completion of this offering.

        The rights of our stockholders will be governed by Delaware law, our amended and restated certificate of incorporation and our bylaws. The following is a summary of the material terms of our capital stock. For additional information regarding our capital stock, please refer to the applicable provisions of Delaware law, our certificate of incorporation and our bylaws.

Common Stock

Dividend and Liquidation Rights

        Holders of our common stock may receive dividends when, as and if declared by our board of directors out of funds legally available for the payment of dividends. As a Delaware corporation, we may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which a dividend is declared and/or the preceding fiscal year. Section 170 of the Delaware General Corporation Law (the "DGCL") also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

        Our debt agreements restrict our ability to pay dividends on our common stock. In addition, when we pay dividends on our common stock, we are obligated to make a bonus payment to each holder of stock options granted under our 2000 stock incentive plan in an amount equal to the dividend that would have been paid on the shares of common stock underlying the holder's options had those options been exercised as of the record date relating to the dividend. See "Management—Stock Option Plans—2000 Stock Incentive Plan."

        In the event of our liquidation, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities.

        The right of holders of our common stock to receive dividends and distributions upon liquidation will be subject to the satisfaction of any applicable preference granted to the holders of any preferred stock that may then be outstanding.

Voting and Other Rights

        Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. The affirmative vote of at least 66 2/3% of our outstanding voting stock will be required to amend or repeal provisions of our certificate of incorporation relating to the number and classification of our directors, indemnification of officers and directors and certain other matters.

No Preemptive, Conversion or Redemption Rights

        The common stock has no preemptive, conversion or exchange rights and is not subject to further calls or assessment by us. There are no redemption, retraction, purchase for cancellation or sinking fund provisions applicable to the common stock.

Preferred Stock

        Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock. With respect to any series of preferred stock, our board of directors is authorized to determine the terms and rights of that series, including:

  •
  The designation of the series and the number of shares to constitute the series;

  •
  The dividend rate of the series, the conditions and dates upon which such dividends will be payable, the relation which such dividends will bear to the dividends payable on any other class or classes of stock, and whether such dividends will be cumulative or noncumulative;

  •
  Whether the shares of the series will be subject to redemption by us and, if made subject to such redemption, the times, prices and other terms and conditions of such redemption;

  •
  The terms and amount of any sinking fund provided for the purchase or redemption of the shares of the series;

  •
  Whether or not the shares of the series will be convertible into or exchangeable for shares of any other class or classes of stock, and, if provision is made for conversion or exchange, the times, prices, rates, adjustments and other terms and conditions of such conversion or exchange;

  •
  The extent, if any, to which the holders of shares of the series will be entitled to vote with respect to the election of directors or otherwise;

  •
  The restrictions, if any, on the issue or reissue of any additional shares of preferred stock of that series; and

  •
  The rights of the holders of the shares of the series upon the dissolution, liquidation, or winding up of the corporation.

        Except as otherwise required by law or by any stock exchange, the authorized shares of preferred stock and common stock will be available for issuance without further action by you.

        Although we have no intention at the present time of doing so, in the future we could issue a series of preferred stock that could impede the completion of a merger, tender offer or other takeover attempt. We will make any determination to issue preferred stock based on our judgment as to the best interests of our company and our stockholders. In so acting, we could issue preferred stock having terms that could discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their common stock over the then-current market price of the common stock.

Authorized but Unissued Capital Stock

        Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of certain stock exchanges generally require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future offerings, to raise additional capital or to facilitate acquisitions.

        One of the effects of the existence of unissued and unreserved common stock and preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at a premium to prevailing market prices.

Certain Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws

        Our certificate of incorporation and bylaws also contain provisions that we describe in the following paragraphs, which may delay, defer, discourage or prevent a change in control of our company, the removal of our existing management or directors, or an offer by a potential acquirer to our stockholders, including an offer by a potential acquirer at a price higher than the market price for the stockholders' shares.

Special Stockholders' Meetings

        Our certificate of incorporation provides that special meetings of the stockholders may be called only by the chairman of the board, the CEO or, upon the written request of a majority of the board of directors, any of our officers.

Classified Board of Directors

        Our certificate of incorporation provides that our board of directors is to be divided into three classes, designated as Class I, Class II and Class III. At each annual meeting of stockholders, successors to the directors whose terms expired at that annual meeting will be elected for a three-year term.

Board Vacancies to be Filled by Remaining Directors and Not Stockholders

        Our certificate of incorporation provides that any vacancies on our board will be filled by the affirmative vote of the majority of the remaining directors, even if such directors constitute less than a quorum. No such vacancy will be filled by our stockholders.

Requirements for Advance Notification of Stockholder Proposals and Director Nominations

        Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. These provisions may preclude stockholders from bringing matters before a stockholders' meeting or from making nominations for directors at a stockholders' meeting.

Action by Written Consent

        Under our certificate of incorporation, stockholders may take action by written consent only if the action is first approved by our board of directors.

No Cumulative Voting

        Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

Delaware Anti-Takeover Law

        Our company is a Delaware corporation subject to the provisions of Section 203 of the DGCL, an anti-takeover law. Generally, this statute prohibits a publicly-held Delaware corporation from engaging in a business combination with an "interested stockholder" for a period of three years after the date of the transaction in which such person became an interested stockholder, unless:

  •
  prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to this plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        A "business combination" includes a merger, consolidation, asset sale or other transaction resulting in a financial benefit to the stockholder. For purposes of Section 203, an "interested stockholder" is defined to include any person that is:

  •
  the owner of 15% or more of the outstanding voting stock of a corporation;

  •
  an affiliate or associate of a corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and

  •
  an affiliate or associate of the persons described above.

        We anticipate that the provisions of Section 203 may encourage parties interested in acquiring us to negotiate in advance with our board because the 66 2/3% stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that results in the stockholder becoming an interested stockholder. None of Mr. Marquez, his wife or the Marquez Trust will be deemed an interested stockholder for the purposes of Section 203.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock will be Computershare Trust Company, Inc.

SHARES ELIGIBLE FOR FUTURE SALE

General

        Prior to this offering, there has been no public trading market for our common stock. Sales of substantial amounts of common stock in the open market, or the perception that those sales could occur, could adversely affect prevailing market prices and could impair our ability to raise capital in the future through the sale of our equity securities.

        Upon completion of the offering, 42,692,500 shares of our common stock will be outstanding. All of the 12,500,000 shares sold in the offering, together with any shares sold upon exercise of the underwriters' option to purchase additional shares, will be freely tradable without restriction by persons other than our "affiliates," as that term is defined under Rule 144 under the Securities Act of 1933. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by or are under common control with us and may include our executive officers, directors and significant stockholders. The remaining shares of common stock will constitute "restricted securities" within the meaning of Rule 144 and may not be sold other than through registration under the Securities Act or pursuant to an exemption from registration. In addition, sales of these shares, and shares purchased by participants in the directed share program, will be subject to the restrictions on transfer contained in the lock-up agreements described below.

Rule 144

        In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner (other than an affiliate of ours) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding; or

  •
  the average weekly reported trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

        Sales under Rule 144 also are subject to manner of sale provisions, notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner (other than an affiliate of ours), is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. The holding period requirement will be satisfied for each of the selling stockholders.

Registration Rights Agreement

        We entered into a registration rights agreement with the Marquez Trust in August 2006. Pursuant to that agreement, the trust will have the right to demand that we register for resale some or all of its shares under the Securities Act, and will have the right to include some or all of its shares in registration statements we file, in each case subject to certain customary conditions, including the right of the underwriters to limit the number of shares included in any offering by us that is underwritten. The trust will have the right to cause us to effect up to three registrations on Form S-1 and an unlimited number of registrations on Form S-3. We will not, however, be required to effect more than two demand registrations in any 12-month period, and we will not be required to file a registration statement within 180 days of the completion of any underwritten offering of our securities. We will pay certain expenses in connection with any registration effected pursuant to the agreement, but the trust will pay the underwriting commissions and fees associated with the sale of its shares in any underwritten offering. The trust will not be entitled to exercise its rights under the registration rights agreement prior to the expiration of the lock-up period described below.

Lock-Up Agreements

        We, the selling stockholders, certain of our officers and each of our directors have agreed that, without the prior consent of each of Credit Suisse Securities (USA) LLC, Lehman Brothers Inc. and J.P. Morgan Securities Inc., we will not directly or indirectly offer, pledge, sell, hedge or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock for a period of 180 days after the date of this prospectus (a period that may be extended by up to 34 days in certain circumstances). Participants in our directed share program will be subject to substantially similar lock-up agreements. See "Underwriting."

Stock Options

        We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock underlying options granted, or to be granted, under our stock plans. We expect to file this registration statement promptly following the completion of this offering. Upon exercise of the options, shares registered under the Form S-8 registration statement will, subject to Rule 144 limitations applicable to affiliates, be available for sale in the open market, except to the extent that the shares are subject to the lock-up agreements described above.

DESCRIPTION OF INDEBTEDNESS

Revolving Credit Facility

        We entered into an amendment and restatement of our revolving credit facility on March 30, 2006 as part of the TexCal transaction. The revolving credit facility was further amended on May 2, 2006 and October 25, 2006. The revolving credit facility was provided by the Bank of Montreal, as administrative agent, Harris Nesbitt Corp., as lead arranger, Credit Suisse Securities (USA) LLC and Lehman Brothers Inc., as co-arrangers, and Credit Suisse, Cayman Islands Branch, and Lehman Commercial Paper Inc., as co-syndication agents. We borrowed $119.5 million under the revolving credit facility on March 31, 2006 to finance part of the purchase price for TexCal. The revolving credit facility provides for borrowings of up to $300.0 million, with a current borrowing base of $230.0 million. The revolving credit facility is secured by a first priority lien on substantially all of our oil and natural gas properties and other assets, including the stock of all of our subsidiaries, and is unconditionally guaranteed by each of our subsidiaries other than Ellwood Pipeline, Inc. The collateral also secures our obligations to hedging counterparties that are also lenders, or affiliates of lenders, under the revolving credit facility. We, along with the administrative agent under the revolving credit facility and the collateral trustee under the collateral trust agreement, entered into an intercreditor agreement dated as of March 31, 2006 that governs matters relating to the priority, enforcement and other rights relating to such security, including the order in which the proceeds of such security will be distributed, between the administrative agent under the revolving credit facility, as holder of the first priority lien on such security, and the collateral trustee, as holder of the second priority lien on such security. The revolving credit facility will mature on March 30, 2009, and may be prepaid at any time without penalty or premium at our option. The revolving credit facility is subject to mandatory prepayment in certain events, including (i) if, and to the extent that, outstanding borrowings exceed the borrowing base (including following a sale of assets) and (ii) in the event of a mandatory or optional prepayment of amounts borrowed under the second lien term loan facility using proceeds from the issuance of equity or debt or from an asset disposition to the extent necessary to reduce outstanding borrowings under the revolving credit facility to no greater than 75% of the borrowing base. The borrowing base will be redetermined twice each year in May and November, based on reserve reports prepared as of January 1 and July 1 of such year. In addition, we and the lenders may request a limited number of additional borrowing base redeterminations.

        Loans made under the revolving credit facility are designated, at our option, as either "Base Rate Loans" or "LIBO Rate Loans." Base Rate Loans bear interest at a floating rate equal to (i) the greater of Bank of Montreal's announced base rate and the overnight federal funds rate plus 0.5% plus (ii) an applicable margin ranging from 0.50% to 1.25%, based upon the percentage of the total borrowing base represented by outstanding borrowings. LIBO Rate Loans bear interest at (i) LIBOR plus (ii) an applicable margin ranging from 2.0% to 2.75%, also based upon utilization. A commitment fee ranging from 0.375% to 0.5% per annum is payable with respect to unused borrowing availability under the revolving credit facility. If we complete a qualifying IPO, the applicable margin for both Base Rate Loans and LIBO Rate Loans will decrease by 0.50%, and, if we do not complete a qualifying IPO by January 2, 2007, the applicable margin on those loans will increase by 0.25%. A "qualifying IPO" is defined as a firm commitment underwritten offering of capital stock pursuant to which we receive net cash proceeds (net of underwriting discounts and commissions) of at least $200.0 million.

        The revolving credit facility contains a number of restrictive and financial covenants and other terms customary in a credit facility secured by oil and natural gas properties. The covenants place restrictions and limitations on our ability to, among other things:

  •
  incur additional debt;

  •
  grant additional liens on our assets;

  •
  enter into transactions with our affiliates;

  •
  dispose of our assets or merge with another entity;

  •
  engage in other lines of business;

  •
  pay dividends;

  •
  make capital expenditures;

  •
  repurchase stock;

  •
  make a mandatory or optional prepayment of amounts borrowed under the second lien term loan facility;

  •
  enter into forward sales contracts outside the ordinary course of business covering oil or natural gas production;

  •
  sell or convey production payments or similar property interests; and

  •
  make certain investments or certain acquisitions of hydrocarbon interests or other assets.

        The revolving credit facility also prohibits us from amending the terms of the senior notes and the second lien term loan facility in any material respect or from prepaying or redeeming the senior notes other than with the proceeds of an equity offering. Financial covenants in the revolving credit facility require us to, among other things:

  •
  maintain a specified ratio of consolidated total debt to consolidated EBITDA (measured over a rolling four-quarter period and giving effect to the TexCal transaction);

  •
  maintain a ratio of current assets plus unused availability under the revolving credit facility to current liabilities, excluding the current portion of indebtedness outstanding under the revolving credit facility, of at least 1 to 1;

  •
  maintain a specified ratio of consolidated EBITDA to consolidated interest expense (measured over a rolling four-quarter period and giving effect to the TexCal transaction); and

  •
  for so long as the second lien term loan facility is outstanding, maintain a specified ratio of net present value of our properties to consolidated total debt.

        The revolving credit facility also prohibits us from entering into hedging transactions covering more than 80% of projected production from our proved developed producing oil and natural gas reserves. The facility requires us to maintain hedging contracts that cover a minimum of 50% of our projected oil and natural gas production.

        Events of default under the revolving credit facility include, among others:

  •
  our failure to make timely payments of principal and interest due under the revolving credit facility;

  •
  our breach of any representation or warranty or our failure to comply with any covenant under the revolving credit facility or with any material third party agreement;

  •
  our bankruptcy, insolvency or other similar event;

  •
  certain changes of control;

  •
  defaults under the second lien term loan facility or the senior note indenture;

  •
  default on other indebtedness in excess of $5 million;

  •
  material judgments against us in excess of $5 million;

  •
  loss of a material governmental license or permit; and

  •
  occurrence of a material adverse effect with respect to our operations, business, properties or financial condition.

        Upon the occurrence of an event of default under the revolving credit facility, the lenders may, among other things, terminate their commitments, declare our indebtedness immediately due and payable and foreclose on and sell our properties. We are seeking an amendment to the revolving credit agreement to permit us to pursue the transaction with Denbury.

Second Lien Term Loan Facility

        On March 30, 2006, we entered into the second lien term loan facility with Credit Suisse, Cayman Islands Branch, as administrative agent, Credit Suisse Securities (USA) LLC and Lehman Brothers Inc., as joint lead arrangers, Harris Nesbitt Corp., as co-arranger, and Lehman Brothers Inc., as syndication agent. The second lien term loan facility was amended and restated as of April 28, 2006. We borrowed $350.0 million under the second lien term loan facility on March 30, 2006 to finance part of the purchase price of the TexCal transaction.

        The second lien term loan facility is secured by second priority liens on the same collateral as the revolving credit facility. A collateral trust agreement has been entered into in order to provide, for the benefit of the holders of our senior notes, liens on our property that are equal and ratable with the liens securing the second lien term loan facility. Following this offering and the application of the proceeds as set forth in "Use of Proceeds," the senior notes will no longer be secured. See "—Senior Notes." Principal on the second lien term loan facility is payable on March 30, 2011. Offers to prepay the second lien term loan facility are required upon a sale of assets, a receipt of insurance or condemnation proceeds, issuance of capital stock (including the issuance of common stock in this offering), or an incurrence of indebtedness, subject to prior obligations to reduce borrowings under the revolving credit facility to specified levels and to compliance with restrictions in the revolving credit facility on payment of the second lien term loan facility. Mandatory prepayments with proceeds of an equity offering vary from zero to 50% of such net proceeds, depending on our consolidated leverage ratio at the time of such repayment. Any lender under the second lien term loan facility may decline to accept its pro rata share of any such mandatory prepayment. We may from time to time make optional prepayments on outstanding loans. Under the second lien term loan facility, optional prepayments made prior to March 30, 2007 are subject to a prepayment premium of 2%, declining to 1% after March 30, 2007 and until March 30, 2008.

        Base Rate Loans under the second lien term loan facility bear interest at a floating rate equal to (i) the greater of the announced base rate of the administrative agent and the overnight federal funds rate plus 0.50% plus (ii) an applicable margin ranging from 3.00% to 3.50%. LIBO Rate Loans under the second lien term loan facility bear interest at (i) LIBOR plus (ii) an applicable margin ranging from 4.00% to 4.50%. The applicable margin will decrease to the lower level upon completion of a qualifying IPO for as long as our consolidated leverage ratio is less than 3:1.

        The agreement governing the second lien term loan facility, as amended, contains substantially the same covenants, including financial covenants and events of default, as in the revolving credit facility, except that (i) the second lien term loan facility is less restrictive with respect to dispositions of assets, (ii) the general debt basket for the second lien term loan is $10.0 million, compared to $5.0 million for the revolving credit facility, (iii) the second lien term loan facility permits additional investments of up to $10.0 million and (iv) the second lien term loan facility permits the incurrence of up to $200.0 million of unsecured indebtedness if, among other things, no payments are required in respect of such indebtedness until six months after March 30, 2011.

Senior Notes

        We issued $150 million of our senior notes in December 2004. The notes bear interest at 8.75% per year and will mature on December 15, 2011. The notes represent senior obligations and rank pari passu with all of our existing and future senior indebtedness and senior to all of our existing and future subordinated indebtedness. The notes are unconditionally guaranteed, jointly and severally, by all of our subsidiaries other than Ellwood Pipeline, Inc., on a senior basis. The notes were issued as unsecured obligations subject to a covenant requiring that they be equally and ratably secured in the event of certain secured borrowings that do not constitute "permitted liens" (as defined). In accordance with this provision, on March 30, 2006, we entered into a collateral trust agreement the effect of which is to secure the notes equally and ratably with the second lien term loan facility.

        Under the indenture governing the notes, we may redeem the notes, in whole or in part, at any time on or after December 15, 2008, at a redemption price equal to 104.375% of the principal amount of the redeemed notes if the redemption occurs in the twelve-month period beginning on December 15, 2008, 102.188% of the principal amount if the redemption occurs in the twelve-month period beginning on December 15, 2009 and 100% of the principal amount if the redemption occurs on December 15, 2010 or later, in each case together with any accrued and unpaid interest to the date of redemption. In addition, before December 15, 2008, we may redeem all or part of the notes at a "make-whole" price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) the sum of the present values of (a) 104.375% of the principal amount and (b) the remaining scheduled payments of interest from the redemption date to December 15, 2008 discounted back to the redemption date on a semi-annual basis at an interest rate determined with reference to U.S. Treasury securities plus 50 basis points, plus, in the case of both (i) and (ii), accrued and unpaid interest to the redemption date.

        Before December 15, 2007, we may, at any time or from time to time, redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of certain public or private equity offerings at a redemption price of 108.75% of the principal amount of the notes, plus any accrued and unpaid interest, if at least 65% of the aggregate principal amount of the notes issued under the indenture remains outstanding immediately after such redemption and the redemption occurs within 120 days of the closing date of such equity offering.

        Upon the occurrence of a "change of control" of our company (as defined), each holder of notes may require us to repurchase all or a portion of its notes for cash at a price equal to 101% of the aggregate principal amount of those notes, plus any accrued and unpaid interest.

        The indenture governing the notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

  •
  make investments;

  •
  incur additional indebtedness or issue preferred stock;

  •
  create certain liens;

  •
  sell assets;

  •
  enter into agreements that restrict dividends or other payments from our restricted subsidiaries to us;

  •
  consolidate, merge or transfer all or substantially all of the assets of our company and our restricted subsidiaries taken as a whole;

  •
  engage in transactions with affiliates;

  •
  pay dividends or make other distributions on capital stock or subordinated indebtedness;

  •
  repurchase or redeem capital stock;

  •
  enter into different lines of business;

  •
  create unrestricted securities; and

  •
  enter into sale and leaseback transactions.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                        , 2006, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Lehman Brothers Inc. and J.P. Morgan Securities Inc. are acting as representatives and book-running managers, the following number of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Lehman Brothers Inc.
J.P. Morgan Securities Inc.
A.G. Edwards & Sons, Inc.
BMO Capital Markets Corp.

Total	12,500,000

        The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We and the selling stockholders have granted to the underwriters a 30-day option to purchase up to 1,875,000 additional shares at the initial public offering price less the underwriting discounts. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $                  per share. The underwriters and selling group members may allow a discount of $                  per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

        We have agreed to pay expenses incurred by the selling stockholders in connection with the offering, other than underwriting discounts. The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts Paid by Us	$	$	$	$
Expenses Payable by Us	$	$	$	$
Underwriting Discounts Paid by Selling Stockholders	$	$	$	$

        The underwriters will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

        We intend to use more than 10% of the net proceeds from the sale of shares to repay indebtedness owed by us to Credit Suisse, Cayman Islands Branch, Lehman Commercial Paper Inc. and Bank of Montreal, affiliates of certain of the underwriters. Accordingly, the offering is being made in compliance with the requirements of Rule 2710(h) of the National Association of Securities Dealers, Inc. Conduct Rules. This rule provides generally that if more than 10% of the net proceeds from the sale of stock, not including underwriting compensation, is paid to the underwriters or their affiliates, the initial public offering price of the stock may not be higher than that recommended by a "qualified independent underwriter" meeting certain standards. Accordingly, J.P. Morgan Securities Inc. is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the shares of common stock is no higher than the price recommended by J.P. Morgan Securities Inc.

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission, or exercise any right with respect to the filing of a registration statement under the Securities Act of 1933 (other than the registration statement on Form S-8 we intend to file following completion of this offering) relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC, Lehman Brothers Inc. and J.P. Morgan Securities Inc. for a period of 180 days after the date of this prospectus. The foregoing restrictions will not apply to private issuances of securities in connection with acquisitions (provided the recipients of such securities agree to be subject to similar restrictions) or to grants of awards under our existing stock incentive plans or the issuance of common stock upon the exercise of currently outstanding stock options. However, in the event that either (i) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (ii) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC, Lehman Brothers Inc. and J.P. Morgan Securities Inc. waive, in writing, such an extension.

        Except pursuant to this offering and the exercise of the over-allotment option, if any, certain of our officers, our directors and the selling stockholders have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC, Lehman Brothers Inc. and J.P. Morgan Securities Inc. for a period of 180 days after the date of this prospectus. However, in the event that either (i) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (ii) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC, Lehman Brothers Inc. and J.P. Morgan Securities Inc. waive, in writing, such an extension.

        The underwriters have reserved for sale at the initial public offering price up to 937,500 shares of our shares for sale under a directed share program to our officers, directors, employees and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. Participants in the directed share program will be subject to lock-up agreements with terms substantially similar to those described in the preceding paragraph.

        We and the selling stockholders have agreed to indemnify the underwriters and J.P. Morgan Securities Inc., in its capacity as a qualified independent underwriter, against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        We have applied to list the shares of our common stock on the New York Stock Exchange under the symbol "VQ". In connection with the listing of the common stock on the New York Stock Exchange, the underwriters have undertaken to sell at least the minimum number of shares to at least the minimum number of beneficial owners necessary to meet New York Stock Exchange listing requirements.

        We and our subsidiaries may from time to time enter into other investment banking relationships with the underwriters or their affiliates pursuant to which the underwriters will receive customary fees and will be entitled to reimbursement for all related reasonable disbursements and out-of-pocket expenses. We expect that any arrangement will include provisions for the indemnification of the underwriters against a variety of liabilities, including liabilities under the federal securities laws. Lehman Brothers Inc. and Harris Nesbitt Corp. (now BMO Capital Markets Corp.) acted as initial purchasers of our senior notes in December 2004 and received customary compensation in such capacity. Credit Suisse Securities (USA) LLC, Lehman Brothers Inc., BMO Capital Markets Corp. and certain of their respective affiliates are serving as agents, arrangers and lenders under our revolving credit agreement and our term loan agreement for which they have received customary compensation in such capacities. Pursuant to these credit facilities we have also agreed to indemnify such persons against a variety of liabilities and to reimburse certain expenses.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined by negotiation between us, the Marquez Trust and the underwriters. The principal factors to be considered in determining the initial public offering price include the following:

  •
  the general condition of the securities markets;

  •
  market conditions for initial public offerings;

  •
  the market for securities of companies in businesses similar to ours;

  •
  the history and prospects for the industry in which we compete;

  •
  our past and present operations and earnings and our current financial position;

  •
  the history of and prospects for our business;

  •
  an assessment of our management; and

  •
  other information included in this prospectus and otherwise available to the underwriters.

        There can be no assurance that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to this offering or that an active trading market will develop and continue after this offering.

        In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

        Each of the underwriters has represented, warranted and agreed as follows:

  (a)
  it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

  (b)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

  (c)
  it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        In relation to each Member State of the European Economic Area (each, a "Relevant Member State") that has implemented the Prospectus Directive (as defined below), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of securities to the public in that Relevant Member State at any time, (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b)  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; (c)  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or (d)  in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-UNITED STATES HOLDERS

        The following is a summary of material United States federal income and estate tax considerations relating to the purchase, ownership and disposition of our common stock by persons that are non-United States holders (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), administrative rulings and court decisions, all of which are subject to change, possibly on a retroactive basis. We undertake no obligation to update this summary in the future. This summary deals only with non-United States holders that will hold our common stock as "capital assets" (generally, property held for investment) and does not address tax considerations applicable to investors that may be subject to special tax rules, including financial institutions, tax-exempt organizations, insurance companies, qualified retirement plans or individual retirement accounts, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons that will hold the common stock as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes, regulated investment companies, real estate investment trusts, persons that have a "functional currency" other than the U.S. dollar, "controlled foreign corporations," "passive foreign corporations," corporations that accumulate earnings to avoid U.S. federal income tax, or partnerships or other pass-through entities or holders of an interest in such entities. Such persons should consult with their own tax advisors to determine the U.S. federal income and estate tax consequences that may be relevant to them. If a partnership holds the common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership (including an entity treated as a partnership for United States federal income tax purposes) holding our common stock, you should consult your tax advisor. Moreover, this summary does not discuss alternative minimum tax consequences, if any, or any state, local or foreign tax consequences to holders of the common stock. We have not sought any ruling from the Internal Revenue Service (the "IRS") with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

        As used in this discussion, a "non-United States holder" is a beneficial owner of common stock (other than a partnership) that for United States federal income tax purposes is not:

  •
  an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the "substantial presence" test under Section 7701(b) of the Code.

  •
  a corporation, or other entity taxable as a corporation for United States federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate whose income is subject to United States federal income taxation regardless of its source; or

  •
  a trust (i) if it is subject to the supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.

Distributions on Our Common Stock

        We have no plans to declare or pay any dividends on our common stock. However, if we do pay a dividend on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will constitute a return of capital that is applied against and reduces the non-United States holder's adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under "Gain on Disposition of Common Stock" below. Any dividend paid to a non-United States holder of common stock ordinarily will be subject to withholding of United States federal income tax at a rate of 30%, or such lower rate as may be specified under an applicable income tax treaty. In order to receive a reduced treaty rate, a non-United States holder must provide us with IRS Form W-8BEN or other appropriate version of Form W-8 certifying eligibility for the reduced rate.

        Dividends paid to a non-United States holder that are effectively connected with a trade or business conducted by the non-United States holder in the United States (and, where a tax treaty applies, are attributable to a permanent establishment maintained by the non-United States holder in the United States) generally will be exempt from the withholding tax described above and instead will be subject to United States federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if the non-United States holder were a resident of the United States. In such cases, we will not have to withhold U.S. federal income tax if the non-United States holder complies with applicable certification and disclosure requirements. In order to obtain this exemption from withholding tax, a non-United States holder must provide us with an IRS Form W 8ECI properly certifying eligibility for such exemption. Dividends received by a corporate non-United States holder that are effectively connected with a trade or business conducted by such corporate non-United States holder in the United States may also be subject to an additional branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

Gain on Disposition of Common Stock

        Generally, a non-United States holder will not be subject to United States federal income tax with respect to gain recognized upon the disposition of such non-United States holder's shares of common stock unless:

  •
  We are or have been a "United States real property holding corporation" ("USRPHC"), for U.S. federal income tax purposes (i.e., a domestic corporation whose trade or business and real property assets consist primarily of "United States real property interests") and, if our common stock is "regularly traded on an established securities market," the non-United States holder held, directly or constructively, at any time during the five-year period ending on the date of disposition or such shorter period that such shares were held, more than five percent of our common stock;

  •
  The non-United States holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

  •
  Such gain is effectively connected with the conduct by the non-United States holder of a trade or business within the United States (or, if a tax treaty applies, the gain is attributable to a United States permanent establishment maintained by the non-United States holder).

        With respect to the first bullet point above, we believe that we currently are, and expect to be for the foreseeable future, a USRPHC as a result of our interests in oil and natural gas assets that qualify as United States real property interests. However, when and for so long as our common stock is not "regularly traded on an established securities market," a non-United States shareholder will be taxable on gain recognized on the sale of our common stock. On the other hand, if and when our common stock is "regularly traded on an established securities market," a non-United States holder will be taxable on gain recognized on the sale of our common stock only if the non-United States holder actually or constructively holds more than 5% of such common stock at any time during the applicable period described in the first bullet point above. For so long as 100 or fewer people own 50% or more of our common stock, our common stock will be considered "regularly traded" only if it is traded on an established securities market located in the United States and is regularly quoted by brokers or dealers making a market in our common stock. Our common stock may be considered "regularly traded" upon the completion of this offering. Because the determination of whether our stock is "regularly traded" is a factual question, however, there can be no assurance that our stock will be "regularly traded" at that time. If a non-United States holder were subject to United States federal income tax as a result of our status as a USRPHC, any gain or loss on the disposition of the stock would be taken into account as if it were effectively connected with the conduct by the non-United States holder of a trade or business within the United States. Any such gain generally would be taxable to the non-United States holder at United States federal income tax rates applicable to capital gains, as described below.

        An individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset against U.S. source capital losses (even though the individual is not considered a resident of the United States).

        A non-U.S. holder described in the third bullet point above will be subject to United States federal income tax on the gain recognized from the sale under regular graduated U.S. federal income tax rates and, if it is a corporation, may be subject to the branch profits tax at a rate equal to 30% (or such lower rate as may be prescribed by an applicable treaty).

Tax Rates on Distributions and Capital Gains

        A distribution on common stock taxed as an effectively connected dividend may be eligible for the 15% maximum United States federal income tax rate that applies to dividends received by individuals before January 1, 2009. Effectively connected ordinary income generally is subject to a maximum United States federal income tax rate of 35%.

        Effectively connected long-term capital gains from the disposition of common stock by individuals subject to tax under regular graduated United States federal income tax rates are generally subject to a 15% maximum United States federal income tax rate for capital gains recognized before January 1, 2009. Deductions for capital losses are subject to limitations.

Federal Estate Taxes

        The estate of a non-United States holder of common stock may be subject to United States estate tax on the value of the common stock, which is considered United States situs property for such purposes. United States estate tax is imposed at graduated rates, the highest of which is currently 47%. An estate tax credit is currently available for the estates of non-residents, the effect of which is to exempt up to $60,000 of United States situs property. If the non-United States holder is a qualified resident of a country with which the United States maintains an estate tax treaty, an increased exemption from United States estate tax may be available.

Information Reporting and Backup Withholding

        Generally, we must report annually to the IRS and to each non-United States holder the amount of dividends paid to such holder, such holder's name and address, and the amount, if any, of tax withheld. Copies of the information returns reporting those dividends and amounts withheld may also be made available to the tax authorities in the country in which such holder resides under the provisions of any applicable tax treaty or exchange of information agreement.

        In general, backup withholding at the applicable rate (currently 28%) will not apply to dividends on our common stock paid by us or our paying agents, in their capacities as such, to a non-United States holder if such non-United States holder has provided the required certification and neither we nor our paying agent has actual knowledge or reason to know that the payee is a United States person.

        Information reporting and backup withholding generally will not apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements will apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a broker if the broker (i) is a United States person, (ii) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a "controlled foreign corporation" as to the United States, or (iv) is a foreign partnership that, at any time during its taxable year, is more than 50% (by income or capital interests) owned by United States persons or is engaged in the conduct of a trade or business in the United States, unless in any such case the broker has documentary evidence in its records that the beneficial owner is a non-United States holder and certain other conditions are met, or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of common stock by a United States office of a broker will be subject to both information reporting and backup withholding unless the holder certifies its non-United States holder status under penalties of perjury and the broker does not have actual knowledge or reason to know that the payee is a United States person, or otherwise establishes an exemption.

        Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules will be allowed as a credit against the non-United States holder's United States federal income tax liability and any excess may be refundable if the proper information is provided to the IRS.

LEGAL MATTERS

        Davis Graham & Stubbs LLP will pass upon the validity of the common stock on our behalf. Certain matters with respect to United States law will be passed upon by Akin Gump Strauss Hauer & Feld, LLP on behalf of the underwriters.

EXPERTS

        Our financial statements as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of SFAS No. 143, "Accounting for Asset Retirement Obligations," on January 1, 2003) and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The financial statements of TexCal Energy (LP) LLC and its predecessor, included in this prospectus, have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of SFAS No. 143 "Accounting for Asset Retirement Obligations" on January 1, 2003), and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

        Estimates of our oil and natural gas reserves and related information as of December 31, 2005 and December 31, 2004 included in this prospectus have been derived from engineering reports prepared by Netherland, Sewell & Associates, Inc. Estimates of our oil and natural gas reserves and related information as of December 31, 2003 included in this prospectus have been derived from engineering reports prepared by Ryder Scott Company, L.P. Estimates of our oil and natural gas reserves and related information as of July 31, 2006 included in this prospectus have been derived from an engineering report prepared by DeGolyer & MacNaughton with respect to certain of our properties and an engineering report prepared by Netherland, Sewell & Associates, Inc. with respect to the remainder. The estimates have been so included in reliance upon the reports of those firms given upon their authority as experts in petroleum engineering.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. Statements made in this prospectus regarding the contents of any contract or other documents are summaries of the material terms of the contract or document. With respect to each contract or document filed as an exhibit to the registration statement, reference is made to the corresponding exhibit. In addition, we are required to file periodic and current reports and other information with the SEC by reason of the registration of our senior notes under the Securities Act. For further information pertaining to us and to the common stock offered by this prospectus, reference is made to the registration statement and those periodic and current reports, including the exhibits and schedules thereto, copies of which may be inspected without charge at the Public Reference Room of the SEC at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for information regarding the operation of the Public Reference Room. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information that is filed electronically with the SEC. The web site can be accessed at www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Venoco, Inc.:
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2004 and 2005 and September 30, 2006 (unaudited)
Consolidated Statements of Operations for the Years Ended December 31, 2003, 2004 and 2005 and the Nine Months Ended September 30, 2005 and 2006 (unaudited)
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2003, 2004 and 2005 and the Nine Months Ended September 30, 2005 and 2006 (unaudited)
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2003, 2004 and 2005 and the Nine Months Ended September 30, 2006 (unaudited)
Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2004 and 2005 and the Nine Months Ended September 30, 2005 and 2006 (unaudited)
Notes to Consolidated Financial Statements
TexCal Energy (LP) LLC:
Independent Auditor's Report
Consolidated Balance Sheets as of December 31, 2004 and 2005 (Successor)

Consolidated Statements of Operations for the Year Ended December 31, 2003 (Predecessor), the Nine Months Ended September 30, 2004 (Predecessor), from Inception (October 1, 2004) to December 31, 2004 (Successor) and for the Year Ended December 31, 2005 (Successor)

Consolidated Statements of Capital Deficit for the Year Ended December 31, 2003 (Predecessor), the Nine Months Ended September 30, 2004 (Predecessor), and Statements of Members' Equity from Inception (October 1, 2004) to December 31, 2004 (Successor) and for the Year Ended December 31, 2005 (Successor)

Consolidated Statements of Cash Flows for the Year Ended December 31, 2003 (Predecessor), the Nine Months Ended September 30, 2004 (Predecessor), from Inception (October 1, 2004) to December 31, 2004 (Successor) and for the Year Ended December 31, 2005 (Successor)
Notes to Consolidated Financial Statements

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Venoco, Inc.
Denver, Colorado

        We have audited the accompanying consolidated balance sheets of Venoco, Inc. and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Venoco, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 13 to the consolidated financial statements, the Company implemented the provision of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, on January 1, 2003.

/s/ DELOITTE & TOUCHE LLP

Denver, Colorado
April 5, 2006

VENOCO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except shares amounts)

	December 31,
			September 30, 2006
	2004	2005
	(Successor)	(Successor)	(Successor) (unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$54,715	$9,389	$17,059
Accounts receivable, net of allowance for doubtful accounts of $100, $759 and $1,218 at December 31, 2004 and 2005 and September 30, 2006, respectively	17,755	29,841	42,327
Inventories	1,079	1,753	2,349
Prepaid expenses and other current assets	3,431	4,351	7,016
Notes receivable—officers	1,420	—	6,810
Income tax receivable	3,906	4,107	—
Deferred income taxes	209	8,611	—
Commodity derivatives	5,300	3,391	11,270

Total current assets	87,815	61,443	86,831

PROPERTY, PLANT AND EQUIPMENT, AT COST:
Oil and natural gas properties (full cost method, of which $3,732, $2,275 and $4,515 for unproved properties were excluded from amortization at December 31, 2004 and 2005 and September 30, 2006, respectively)	214,842	269,922	862,057
Drilling equipment	7,594	7,947	10,490
Other property and equipment	25,857	27,424	12,039

Total property, plant and equipment	248,293	305,293	884,586
Accumulated depletion, depreciation and amortization	(49,730)	(71,517)	(113,133)

Net property, plant and equipment	198,563	233,776	771,453

OTHER ASSETS:
Commodity derivatives	4,855	69	9,892
Deferred loan costs	6,596	5,658	17,336
Other	1,053	1,612	3,661

Total other assets	12,504	7,339	30,889

TOTAL ASSETS	$298,882	$302,558	$889,173

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$18,984	$31,134	$53,451
Undistributed revenue payable	4,774	2,155	15,983
Interest payable	401	720	14,990
Current maturities of long-term debt	127	126	2,085
Commodity derivatives	1,520	26,397	13,538
Repurchase of common stock	5,316	—	—

Total current liabilities	31,122	60,532	100,047

LONG-TERM DEBT	163,542	178,943	678,811
DEFERRED INCOME TAXES	32,208	34,807	34,807
COMMODITY DERIVATIVES	—	11,992	11,171
ASSET RETIREMENT OBLIGATIONS	23,184	22,649	35,439
OTHER LONG-TERM LIABILITIES	—	—	1,117

Total liabilities	250,056	298,224	861,392

COMMITMENTS AND CONTINGENCIES
MINORITY INTEREST	387	—	—
STOCKHOLDERS' EQUITY:
Common stock, $.01 par value (200,000,000 shares authorized; 32,692,500 shares issued and outstanding at December 31, 2004 and 2005 and September 30, 2006)	327	327	327
Additional paid-in capital	31,085	20,976	22,120
Retained earnings (accumulated deficit)	15,104	(3,785)	8,629
Accumulated other comprehensive income (loss)	1,923	(13,184)	(3,295)

Total stockholders' equity	48,439	4,334	27,781

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$298,882	$302,558	$889,173

See notes to consolidated financial statements.

VENOCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Years Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
	(Predecessor)	(Predecessor)	(Successor)	(Successor)	(Successor)
				(unaudited)
REVENUES:
Oil and natural gas sales	$109,754	$139,961	$191,092	$134,668	$203,269
Commodity derivative gains (losses)—realized	(10,272)	(17,589)	(22,870)	(15,442)	(19,764)
Commodity derivative gains (losses)—unrealized	—	(1,096)	(34,725)	(44,241)	13,413
Other	5,253	5,457	4,456	2,867	4,709

Total revenues	104,735	126,733	137,953	77,852	201,627

EXPENSES:
Oil and natural gas production	45,617	49,567	54,038	38,030	62,567
Transportation expense	2,785	2,915	2,596	1,680	2,239
Depletion, depreciation and amortization	16,161	16,489	21,680	15,127	41,847
Accretion of abandonment liability	1,401	1,482	1,752	1,311	1,768
General and administrative, net of amounts capitalized	11,632	11,272	16,007	10,654	19,566
Litigation settlement	6,000	—	—	—	—
Amortization of deferred loan costs	370	3,050	1,755	1,341	2,570
Interest, net	2,125	2,269	13,673	10,181	35,300

Total expenses	86,091	87,044	111,501	78,324	165,857

Income (loss) before income taxes, minority interest and cumulative effect of change in accounting principle	18,644	39,689	26,452	(472)	35,770
INCOME TAXES:
Current	3,838	5,479	13,000	11,537	(200)
Deferred	4,038	10,609	(2,700)	12,180	14,300

Total income taxes	7,876	16,088	10,300	(643)	14,100

Net income (loss) before minority interest and cumulative effect of change in accounting principle	10,768	23,601	16,152	171	21,670
Minority interest in Marquez Energy	—	95	42	42	—

Income before cumulative effect of change in accounting principle	10,768	23,506	16,110	129	21,670
Cumulative effect of change in accounting principle, net of tax	411	—	—	—	—

Net income (loss)	11,179	23,506	16,110	129	21,670
Preferred stock dividends	(8,465)	(7,134)	—	—	—
Excess of carrying value over repurchase price of preferred stock	—	29,904	—	—	—

Net income applicable to common equity	$2,714	$46,276	$16,110	$129	$21,670

Basic earnings (loss) per common share:
Income (loss) before cumulative effect of change in accounting principle	$0.07	$1.33	$0.49	$—	$0.66
Cumulative effect of change in accounting principle	0.01	—	—	—	—

Total	$0.08	$1.33	$0.49	$—	$0.66

Diluted earnings (loss) per common share:
Income (loss) before cumulative effect of change in accounting principle	$0.07	$0.48	$0.49	$—	$0.63
Cumulative effect of change in accounting principle	0.01	—	—	—	—

Total	$0.08	$0.48	$0.49	$—	$0.63

See notes to consolidated financial statements.

VENOCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	Years Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
	(Predecessor)	(Predecessor)	(Successor)	(Successor)	(Successor)
				(unaudited)
Net income (loss)	$11,179	$23,506	$16,110	$129	$21,670
OTHER COMPREHENSIVE INCOME (LOSS), NET OF INCOME TAX:
Hedging activities:
Reclassification adjustments for settled contracts(1)	1,655	1,293	(410)	161	2,696
Changes in fair value of outstanding hedging positions(2)	(1,244)	1,943	(14,697)	(23,087)	7,193

Other comprehensive income (loss)	411	3,236	(15,107)	(22,926)	9,889

Comprehensive income	$11,590	$26,742	$1,003	$(22,797)	$31,559

(1)
Net of tax (benefit) of $1,018, $849, $(270), $106 and $1,797 for the years ended December 31, 2003, 2004 and 2005, and the nine months ended September 30, 2005 and 2006, respectively.

(2)
Net of tax (benefit) of $(800), $1,276, $(9,686), $(15,197) and $4,795 for the years ended December 31, 2003, 2004 and 2005, and the nine months ended September 30, 2005 and 2006, respectively.

See notes to consolidated financial statements.

VENOCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands)

	Common Stock		Treasury Stock				Accumulated Other Comprehensive Income (Loss)
					Additional Paid-in Capital	Retained Earnings (Deficit)
	Shares	Amount	Shares	Amount				Total
BALANCE AT JANUARY 1, 2003 (Predecessor)	35,890	$359	984	$(1,500)	$(12)	$2,236	$(1,724)	$(641)
Comprehensive income:
Reclassification adjustment for settled contracts, net of tax	—	—	—	—	—	—	1,655	1,655
Change in value of derivatives, net of tax	—	—	—	—	—	—	(1,244)	(1,244)
Net income	—	—	—	—	—	11,179	—	11,179
Preferred stock dividends	—	—	—	—	—	(8,465)	—	(8,465)

BALANCE AT DECEMBER 31, 2003 (Predecessor)	35,890	359	984	(1,500)	(12)	4,950	(1,313)	2,484
Comprehensive income:
Reclassification adjustment for settled contracts, net of tax	—	—	—	—	—	—	1,293	1,293
Change in value of derivatives, net of tax	—	—	—	—	—	—	1,943	1,943
Net income	—	—	—	—	—	23,506	—	23,506
Excess of carrying value over repurchase price of preferred stock	—	—	—	—	29,904	—	—	29,904
Marquez Energy equity, net of minority interest	—	—	—	—	1,736	1,356	—	3,092
Preferred stock dividends	—	—	—	—	—	(7,134)	—	(7,134)
Purchase accounting adjustments	(3,197)	(32)	(984)	1,500	(543)	(7,574)	—	(6,649)

BALANCE AT DECEMBER 31, 2004 (Successor)	32,693	327	—	—	31,085	15,104	1,923	48,439
Comprehensive income:
Reclassification adjustment for settled contracts, net of tax	—	—	—	—	—	—	(410)	(410)
Change in value of derivatives, net of tax	—	—	—	—	—	—	(14,697)	(14,697)
Distribution payments to Marquez Energy member, net of minority interest	—	—	—	—	(645)	—	—	(645)
Payment of dividends to shareholder	—	—	—	—	—	(35,000)	—	(35,000)
Marquez Energy acquisition adjustment	—	—	—	—	(9,464)	1	—	(9,463)
Net income	—	—	—	—	—	16,110	—	16,110

BALANCE AT DECEMBER 31, 2005 (Successor)	32,693	$327	—	$—	$20,976	$(3,785)	$(13,184)	$4,334
Comprehensive income:
Reclassification adjustment for settled contracts, net of tax (unaudited)	—	—	—	—	—	—	2,696	2,696
Change in value of derivatives, net of tax (unaudited)	—	—	—	—	—	—	7,193	7,193
Distributions to shareholder (unaudited)	—	—	—	—	—	(9,256)	—	(9,256)
Share-based payments, net of tax (unaudited)	—	—	—	—	1,144	—	—	1,144
Net income (unaudited)	—	—	—	—	—	21,670	—	21,670

BALANCE AT SEPTEMBER 30, 2006 (Successor) (unaudited)	32,693	$327	—	$—	$22,120	$8,629	$(3,295)	$27,781

See notes to consolidated financial statements.

VENOCO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
	(Predecessor)	(Predecessor)	(Successor)	(Successor)	(Successor)
				(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$11,179	$23,506	$16,110	$129	$21,670
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion, depreciation and amortization	16,161	16,489	21,680	15,127	41,847
Accretion of abandonment liability	1,401	1,482	1,752	1,311	1,768
Cumulative effect of change in accounting principle	(411)	—	—	—	—
Deferred income taxes (benefit)	4,038	10,609	(2,700)	(12,180)	14,300
Share-based compensation	—	—	—	—	1,845
Amortization of deferred loan costs	370	3,050	1,755	1,341	2,570
Amortization of bond discounts	—	—	137	103	424
Minority interest in undistributed earnings	—	95	42	42	—
Unrealized commodity derivative losses and amortization of premiums	(2,691)	1,095	36,936	45,900	(7,875)
Other	(287)	(102)	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(1,032)	(976)	(12,739)	(9,418)	1,749
Inventories	93	(118)	(674)	(705)	(596)
Prepaid expenses and other current assets	(839)	(241)	(873)	(3,547)	(712)
Income tax receivable	(322)	(2,721)	(201)	8,637	(2,902)
Other assets	(114)	(3)	(559)	(25)	(2,076)
Accounts payable and accrued liabilities	5,567	(2,592)	410	5,175	24,858
Undistributed revenue payable	(1,392)	1,445	(2,619)	369	2,252
Other liabilities	(164)	(1,198)	(92)	—	—
Net premiums paid on derivative contracts	—	(6,511)	(18,434)	(18,434)	(2,079)

Net cash provided by operating activities	31,557	43,309	39,931	33,825	97,043

CASH FLOWS FROM INVESTING ACTIVITIES:
Expenditures for oil and natural gas properties	(10,753)	(16,346)	(88,293)	(59,183)	(135,061)
Expenditures for drilling equipment	—	(22)	(353)	(173)	(2,254)
Expenditures for other property and equipment	(32)	(239)	(1,460)	(1,144)	(2,460)
Purchase of new building	—	(14,653)	—	—	—
Proceeds from sale of oil and natural gas properties	1	1,526	44,619	44,619	3,031
Proceeds from sale of other property and equipment	16	228	—	—	—
Acquisition of TexCal Energy, net of cash acquired	—	—	—	—	(447,519)
Acquisition of Marquez Energy, LLC	—	(672)	(14,628)	(14,628)	—
Notes receivable—officers	237	2,188	1,420	1,370	—

Net cash used in investing activities	(10,531)	(27,990)	(58,695)	(29,139)	(584,263)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	—	272,397	59,000	39,000	524,529
Principal payments on long-term debt	(23,333)	(159,654)	(43,737)	(43,706)	(15,033)
Increase in deferred loan costs	—	(9,653)	(817)	(664)	(14,180)
Purchase of preferred stock and unpaid dividends	—	(72,000)	—	(43,706)	(15,033)
Dividend paid to shareholder	—	—	(35,000)	(35,000)	(426)
Contributions from Marquez Energy members	—	500	—	—	—
Distribution payments to Marquez Energy members	—	(611)	(707)	(707)	—
Repurchase of common shares	—	—	(5,301)	(5,301)	—

Net cash (used in) provided by financing activities	(23,333)	30,979	(26,562)	(46,378)	494,890

Net (decrease) increase in cash and cash equivalents	(2,307)	46,298	(45,326)	(41,692)	7,670
Cash and cash equivalents, beginning of period	10,724	8,417	54,715	54,715	9,389

Cash and cash equivalents, end of period	$8,417	$54,715	$9,389	$13,023	$17,059

Supplemental Disclosure of Cash Flow Information—
Cash paid during the year for:
Interest	$2,958	$2,524	$14,223	$7,474	$20,185
Income taxes	$4,160	$8,200	$13,400	$2,900	$2,702
Supplemental Disclosure of Noncash Activities—
Accretion of preferred stock issuance fees	$272	$204	$—	—	—
Decrease (increase) in accrued capital expenditures	$(1,721)	$5,222	$11,899	$7,941	$2,105
Distributions of land and building	$—	$—	$—	$—	$18,399
Distribution of building note payable	$—	$—	$—	$—	$9,857

        On January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations". There was no impact on the Company's cash flows as a result of adopting this statement. See Note 13 for disclosure of the non-cash items recorded in the consolidated financial statements due to adoption of this statement.

See notes to consolidated financial statements.

VENOCO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2004, AND 2005 AND
NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2006 (UNAUDITED)

1.    ORGANIZATION AND NATURE OF OPERATIONS

        General—Venoco, Inc. (the "Company"), a Delaware corporation, is engaged in the business of acquiring interests in, and exploring for and developing, oil and natural gas properties with a focus offshore and onshore California.

        Condensed Consolidated Financial Statements—The condensed unaudited consolidated financial statements for the nine months ended September 30, 2005 and 2006 have been prepared in accordance with U.S. generally accepted accounting principles for interim financial reporting. All significant intercompany balances and transactions have been eliminated in consolidation. In the opinion of management, all material adjustments considered necessary for a fair presentation of the Company's interim results have been reflected. The results for interim periods are not necessarily indicative of annual results.

        Stock Split—All common share amounts in the accompanying financial statements have been adjusted to reflect the one-for-1,000 reverse stock split effected on February 10, 2005 and the one-for-7,500 stock split effected on November 8, 2005.

        New Company Basis—During 2004, the Company's CEO, Tim Marquez, increased his ownership in the Company from 41% to 100%. In a transaction that closed on July 12, 2004, Mr. Marquez paid an aggregate of $16.2 million in cash for 18,509,468 shares of common stock of the Company (representing 53% of the common stock then outstanding) from two of the Company's former officers and their respective affiliates. On December 22, 2004, the Company merged with a corporation the sole stockholder of which was a trust controlled by Mr. Marquez. In the merger, the Company paid an aggregate of $5.4 million in cash for 2,212,208 shares of common stock. The merger resulted in an increase in Mr. Marquez's beneficial ownership of the Company's common stock from 94% to 100%.

        As a result of Mr. Marquez obtaining control of over 95% of the common stock of the Company on December 22, 2004, SEC Staff Accounting Bulletin No. 54 requires the acquisition by Mr. Marquez to be "pushed-down," meaning the post-transaction financial statements of the acquired entity reflect a new basis of accounting. Due to the de minimis impact on the Company's results of operations for the nine-day period ended December 31, 2004, the new company basis of accounting has been applied to the Company's financial statements as of December 31, 2004.

        The purchase price paid as a result of each transaction described above has been allocated to the underlying assets and liabilities based upon Mr. Marquez's acquired interests (53% on July 12, 2004 and 6% on December 22, 2004) in the respective fair market values of assets and liabilities at the date of each transaction. Accordingly, adjustments have been made to the historical values of assets and liabilities which reflect Mr. Marquez's acquisition of the common stock of the Company that he did not already own. Fair value was determined using a variety of valuation methods, including third party appraisals.

        The following represents the estimated values attributable to the assets acquired and liabilities assumed in Mr. Marquez's acquisition of the remaining 59% ownership in the Company. These values include the historical values attributable to Mr. Marquez's predecessor basis (in thousands).

Consideration paid for 18,509,468 common shares (53% of the total outstanding) on July 12, 2004	$16,185
Consideration paid to minority shareholders as a result of statutory merger for 2,212,208 common shares (6% of the total outstanding) on December 22, 2004	5,439

Total purchase price	$21,624

Allocation of purchase price:
Current assets	$83,791
Oil and natural gas properties	161,892
Other property, plant and equipment	19,049
Land	10,303
Other non-current assets	12,468

287,503

Current liabilities	29,689
Long term debt	158,858
Deferred incomes taxes	32,208
Asset retirement obligation	22,408

243,163

Net assets	44,340
Historical net assets attributable to non-selling interests (Predecessor basis for Mr. Marquez's 41% ownership of the Company as of June 30, 2004)	(22,716)

Fair value of net assets acquired	$21,624

        Marquez Energy Acquisition—On March 21, 2005, the Company acquired Marquez Energy, a Colorado limited liability company that was majority-owned and controlled by Tim Marquez. Because of the common ownership of Marquez Energy and the Company, this acquisition has been recorded in a manner similar to a pooling-of-interests. Common control occurred in July 2004 when Tim Marquez acquired an additional 53% of the Company's common stock bringing his common stock holdings to 94%. The Company's financial statements have been adjusted to give effect to the acquisition of Marquez Energy as if it had occurred in July 2004. In addition, because of the common control, Tim Marquez's historical basis in Marquez Energy has been carried over and the excess purchase price of $9.4 million, net of deferred taxes, has been charged directly to equity. Oil and natural gas properties were written up to their pro rata fair values for amounts paid to minority interests. Due to the de minimis impact on Marquez Energy's results of operations for the ten-day period following the closing, the acquisition was recorded as if it had occurred on March 31, 2005.

        The following table summarizes the recording of the Marquez Energy acquisition (in thousands).

Write up of oil and natural gas properties to fair value—amount paid to minority interests	$3,652
Deferred income tax asset	3,658
Charge to equity for excess of purchase price over Mr. Marquez's historical basis, net of deferred taxes	9,831
Credit to equity for elimination of minority interest	(367)

Total purchase price	$16,774

        The Company's 2004 statement of operations has been adjusted to add Marquez Energy operations from July 2004 forward. Operations of Marquez Energy alone for the six months ended December 31, 2004 consisted of the following (in thousands):

Natural gas sales	$2,501
Other revenues	322

Total revenues	2,823

Operating expenses	787
D, D &A	148
G&A and other	786
Minority interest	95

Total expenses	1,816

Net income	$1,007

        The Marquez Energy acquisition added proved reserves of approximately 2.0 MMBOE (unaudited) as of December 31, 2004 based on a reserve report prepared by Netherland, Sewell and Associates, Inc. (NSAI). The $16.8 million purchase price for Marquez Energy was based on members' equity per Marquez Energy's unaudited December 31, 2004 balance sheet as adjusted to reflect the value of its oil and natural gas properties (as determined by NSAI as of December 31, 2004) and certain other adjustments. For the purpose of calculating the purchase price, the following values were assigned to Marquez Energy's proved reserves (unaudited): (i) $1.75/Mcfe for its proved developed producing reserves, (ii) $1.00/Mcfe for its proved developed non-producing reserves and (iii) $0.75/Mcfe for its proved undeveloped reserves. Pursuant to the purchase agreement, NSAI conducted a supplemental evaluation of the Marquez Energy properties as of year-end 2005, and NSAI or another nationally recognized engineering firm will conduct a further supplemental evaluation as of year-end 2006. In the event the year-end 2006 evaluation attributes proved reserves to the Marquez Energy properties as of December 31, 2004 in excess of those reflected in NSAI's initial report, an additional payment will be made to the former holders of interests in Marquez Energy pursuant to the same formula, subject to a maximum aggregate price of $25 million. No additional payments were due as of December 31, 2005 based on the evaluation performed by NSAI at year-end 2005.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany balances and transactions have been eliminated in consolidation.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's most significant financial estimates are based on remaining proved oil and natural gas reserves. Estimates of proved reserves are key components of the Company's depletion rate for oil and natural gas properties and the full cost ceiling test limitation. See Note 15—Supplemental Information on Oil and Natural Gas Exploration, Development and Production Activities (Unaudited).

        Business Segment Information—The Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise that engage in activities from which the Company may earn revenues and incur expenses.

        The Company operates in one segment as each of its operating areas have similar economic characteristics and each meets the criteria for aggregation as defined in SFAS No. 131. All of the Company's operations involve the exploration, development and production of oil and natural gas and currently all operations are located in the United States. The Company has a single, company-wide management team that administers all properties as a whole rather than as discrete operating segments. The Company tracks only basic operational data by area and does not maintain separate financial statement information by area. The chief decision maker measures financial performance as a single enterprise and not on an area-by-area basis. Throughout the year, the chief decision maker freely allocates capital resources on a project-by-project basis across the Company's entire asset base to maximize profitability without regard to individual areas or segments.

        Concentration of Credit Risk—The Company's accounts receivable result from oil and natural gas sales to major oil and intrastate gas pipeline companies and to joint venture partners that own interests in properties operated by the Company. For the year ended December 31, 2003, the Company's oil and natural gas sales to three major customers represented 46 percent, 27 percent and 12 percent of the Company's total revenues. For the year ended December 31, 2004, the Company's oil and natural gas sales to three major customers represented 48 percent, 27 percent and 11 percent of the Company's total revenues. For the year ended December 31, 2005, the Company's oil and natural gas sales to three major customers represented 48 percent, 20 percent and 15 percent of the Company's total revenues. The Company recorded an allowance for doubtful accounts as of December 31, 2004 and 2005 of $0.1 million and $0.8 million, respectively, for customer accounts. As of December 31, 2005, 27%, 14%, and 12% of the total accounts receivable balance was receivable from the Company's three major customers.

        Revenue Recognition and Gas Imbalances—The Company records revenues from sales of natural gas and crude oil when title to the customer has transferred as defined in related sales contracts. This generally occurs when a barge completes delivery, oil or natural gas has been delivered to a refinery or a pipeline, or has otherwise been transferred to a customer's facilities or possession. Oil revenues are generally recognized based on actual volumes of oil produced. Title to oil sold is typically transferred at the wellhead, except in the case of the South Ellwood field, where title is transferred when the barge that transports production from the field completes delivery.

        The Company uses the entitlement method of accounting for natural gas revenues. Under this method, revenues are recognized based on actual production of natural gas. The Company incurs production gas volume imbalances in the ordinary course of business. Net deliveries in excess of entitled amounts are recorded as liabilities, while net under-deliveries are reflected as assets. Imbalances are reduced either by subsequent recoupment of over- and under-deliveries or by cash settlement, as required by applicable contracts. Production imbalances are valued at the lowest of (1) the price in effect at the time of production, (2) the current market value, or (3) if a contract is in-hand, the contract price. The Company's production imbalances were not material at December 31, 2004 and 2005.

        Other revenues primarily include amounts received from purchasers of oil production to reimburse the Company for transportation and barge expenses. Transportation expense, net of pipeline tariff, is excluded from production expenses and is reflected separately as transportation expense.

        Cash and Cash Equivalents—Cash and cash equivalents consist of cash and liquid investments with an original maturity of three months or less.

        Inventories—Included in inventories are oil field materials and supplies, stated at the lower of cost or market, cost being determined by the first-in, first-out method.

        Oil and Natural Gas Properties—The Company's oil and natural gas producing activities are accounted for using the full cost method of accounting. Accordingly, the Company capitalizes all costs incurred in connection with the acquisition of oil and natural gas properties and with the exploration for, and development of, oil and natural gas reserves. Proceeds from the disposition of oil and natural gas properties are accounted for as adjustments to the full cost pool, with no gain or loss recognized unless the adjustment would significantly alter the relationship between capitalized costs and proved reserves.

        Depletion of the capitalized costs of oil and natural gas properties, including estimated future development and abandonment costs, is provided for using the equivalent unit-of-production method based upon estimates of proved oil and natural gas reserves. Depletion expense for the years ended December 31, 2003, 2004, and 2005 was $13.8 million, $14.8 million, and $20.5 million, respectively ($3.42, $3.63, and $4.85, respectively, per equivalent barrel of oil).

        Unproved property costs not subject to amortization consist primarily of leasehold costs related to unproved areas. Costs are transferred into the amortization base on an ongoing basis as the properties are evaluated and proved reserves established or impairment determined. Costs of dry holes are transferred to the amortization base immediately upon determination that the well is unsuccessful. The Company will continue to evaluate these properties and costs which will be transferred into the amortization base as the undeveloped areas are tested. Impairment losses of $0.6 million, $0.1 million, and $0 were recorded for the years ended December 31, 2003, 2004 and 2005, respectively, in respect of foreign properties. Interest costs capitalized as part of unproved property costs were $0.3 million and $0.4 million for the years ended December 31, 2003 and 2004, respectively. No interest costs were capitalized in 2005.

        In accordance with the full cost method of accounting, the net capitalized costs of oil and natural gas properties are subject to a ceiling based upon the related estimated future net revenues, discounted at 10 percent, net of tax considerations, plus the lower of cost or estimated fair value of unproved properties. The ceiling test is calculated using oil and natural gas prices in effect as of the balance sheet date. The Company uses derivative financial instruments that qualify for cash flow hedge accounting under SFAS No. 133 to hedge against the volatility of crude oil and natural gas prices, and in accordance with Securities and Exchange Commission guidelines, the Company includes estimated future cash flows from its hedging program in the ceiling test calculation. At December 31, 2004 and 2005, the Company's net capitalized costs did not exceed the ceiling.

        General and Administrative Costs and Expenses—Under the full cost method of accounting, the Company capitalizes a portion of general and administrative expenses that are directly identified with acquisition, exploration and development activities. These capitalized costs include salaries, employee benefits, costs of consulting services and other specifically identifiable costs and do not include costs related to production operations, general corporate overhead or similar activities. The Company capitalized general and administrative costs of $3.2 million, $2.3 million, and $2.5 million directly related to its acquisition, exploration and development activities during 2003, 2004 and 2005, respectively.

        Drilling Equipment and Other Property and Equipment—Drilling equipment and other property and equipment, which includes buildings, leasehold improvements, office and other equipment, are stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets, ranging from 3 to 25 years. Depreciation and amortization expense for the years ended December 31, 2003, 2004 and 2005 was $1.7 million, $1.6 million and $1.2 million, respectively.

        Derivative Financial Instruments—The Company enters into derivative contracts, primarily collars, swaps and option contracts, to hedge future crude oil and natural gas production in order to mitigate the risk of market price fluctuations. On January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Under SFAS No. 133, all derivative instruments are recorded on the balance sheet at fair value. If the derivative does not qualify as a hedge or is not designated as a hedge, the gain or loss on the derivative is recognized currently in earnings as a component of oil and natural gas revenues. To qualify for hedge accounting, the derivative must qualify either as a fair value hedge, cash flow hedge or foreign currency hedge. Currently, the Company has designated certain derivatives as cash flow hedges for accounting purposes and the remaining discussion will relate exclusively to this type of derivative instrument. If the derivative qualifies for hedge accounting, the gain or loss on the derivative is deferred in Accumulated Other Comprehensive Income (Loss) ("OCI"), a component of Stockholders' Equity, to the extent the hedge is effective. Gains and losses are reclassified from OCI to the income statement as a component of total natural gas revenues in the period the hedged production occurs.

        In order to qualify for hedge accounting, the relationship between the hedging instrument and the hedged item must be highly effective in achieving the offset of changes in cash flows attributable to the hedged risk both at the inception of the contract and on an ongoing basis. The Company measures effectiveness on a quarterly basis. Hedge accounting is discontinued prospectively when a hedge instrument is no longer considered highly effective. Gains and losses deferred in OCI related to cash flow hedges that are determined to be no longer highly effective remain unchanged until the related product is delivered. If it is determined that it is probable that a hedged forecasted transaction will not occur, deferred gains or losses on the hedging instrument are recognized in earnings immediately.

        The Company determines hedge ineffectiveness based on changes during the period in the price differentials between the index price of the derivative contracts (which uses a New York Mercantile Exchange ("NYMEX") index in the case of oil hedges, and NYMEX and PG&E Citygate in the case of natural gas hedges) and the contract price for the point of sale for the cash flow that is being hedged. Hedge ineffectiveness occurs only if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change in the expected future cash flows on the hedged transaction. Ineffectiveness is recorded in earnings to the extent the cumulative changes in fair value of the actual derivative exceed the cumulative changes in fair value of the hypothetical derivative.

        Fair Value of Financial Instruments—The Company's financial instruments consist primarily of cash equivalents, accounts receivable and payable, derivatives, notes receivable from related parties and long-term debt. The carrying values of cash equivalents and accounts receivable and payable are representative of their fair values due to their short-term maturities. It is not practical to determine the fair value of notes receivable due to the related-party nature of the transactions. As of December 31, 2005, the carrying value of long-term debt approximates its fair value because the stated rate of interest approximates the market rate. See Note 4 for information regarding derivatives.

        Income Taxes—Deferred income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in income tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred income tax assets is reduced, if necessary, by a valuation allowance.

        Environmental—The Company is subject to extensive federal, state and local environmental laws and regulations. These laws and regulations, which regularly change, regulate the discharge of materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Liabilities for expenditures of a non-capital nature are recorded when environmental assessment and/or remediation is probable and the costs can be reasonably estimated. Such liabilities are generally recorded at their undiscounted amounts unless the amount and timing of payments is fixed or reliably determinable. The Company believes that it is in material compliance with existing laws and regulations.

        Earnings Per Share—Statement of Financial Accounting Standards No. 128, Earnings Per Share, requires presentation of "basic" and "diluted" earnings per share. Basic net income per common share of stock is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding during each period.

        Diluted net income per common share of stock is calculated by dividing adjusted net income by the weighted average of common shares outstanding, including the effect of other dilutive securities. Adjusted net income is calculated using the if-converted method and, for periods in which shares of the Company's mandatorily redeemable convertible non-participating preferred stock were outstanding, is derived by adding dividends paid or accrued on such preferred stock back to net income and then adjusting for nondiscretionary items that (i) are based on income and (ii) would have changed had the preferred shares been converted at the beginning of the period. Potentially dilutive securities of the Company consist of outstanding in-the-money options to purchase the Company's common stock and shares into which the preferred stock may be converted.

        The treasury stock method is used to measure the dilutive impact of stock options. The following table details the weighted average dilutive and anti-dilutive securities related to stock options for the periods presented:

	Years ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
	(Predecessor)	(Predecessor)	(Successor)	(Successor)	(Successor)
				(unaudited)
Dilutive	21,945	—	2,272,239	1,586,842	3,826,161
Anti-dilutive	480,731	335,764	816,553	490,288	375,926

        The dilutive effect of stock options is considered in the detailed calculation below.

        Shares associated with the conversion feature of the preferred stock are accounted for using the if-converted method as described above. A total of 14,528,638 potentially dilutive shares related to the preferred stock were included in the calculation of diluted net income per common share for the year ended December 31, 2004 and a total of 17,217,379 potentially dilutive shares related to the preferred stock were excluded from the calculation of diluted net income per share for the year ended December 31, 2003 because they were not dilutive. In November 2004, the Company repurchased all of the outstanding preferred stock.

        The following table sets forth the calculation of basic and diluted earnings per share (in thousands except per share amounts):

	Year ended December 31,			Nine months ended September 30,
	2003	2004	2005	2005	2006
	(Predecessor)	(Predecessor)	(Successor)	(Successor)	(Successor)
				(unaudited)
Net income (loss) attributable to common shareholders	$2,714	$46,276	$16,110	$129	$21,670
Adjustments to net income for dilution:
Add: Preferred stock dividend if convertible preferred stock converted to equity	8,465	7,134	—	—	—
Deduct: Excess of carrying value over repurchase price of preferred stock	—	(29,904)	—	—	—

Net income (loss) adjusted for the effect of dilution	$11,179	$23,506	$16,110	$1,962	$21,670

Basic weighted average common shares outstanding	34,906	34,858	32,693	32,693	32,693
Add: dilutive effect of stock options	8	—	286	38	1,575
Add: dilutive effect of convertible preferred stock	—	14,529	—	—	—

Diluted weighted average common shares outstanding	34,914	49,387	32,979	32,731	34,268

Basic earnings (loss) per common share	$0.07	$1.33	$0.49	$—	$0.66
Diluted earnings (loss) per common share	$0.07	$0.48	$0.49	$—	$0.63

        Stock-Based Compensation—The Company grants stock options to employees and non-employee directors. Until December 31, 2005, the Company accounted for stock-based compensation using the intrinsic value recognition and measurement principles prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations. No compensation cost was recorded prior to January 1, 2006 as all stock options had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. The following table illustrates the pro forma effect on net income and earnings per common share if the Company had recognized compensation expense for all options granted based upon the estimated fair value on the grant date under the fair value methodology prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation" (in thousands except per share amounts):

	Year ended December 31,
				Nine months ended September 30, 2005
	2003	2004	2005
	(Predecessor)	(Predecessor)	(Successor)	(Successor) (unaudited)
Net income (loss) as reported	$2,714	$46,276	$16,110	$129
Add: Stock-based compensation expense included in the income statement, net of related tax effects	—	—	—	—
Less: Total stock based compensation expense determined under the fair value method for all awards, net of related tax effects	(62)	(62)	(2,300)	(1,969)

Pro forma net income (loss)	$2,652	$46,214	$13,810	$(1,840)

Basic income (loss) per share:
As reported	$0.07	$1.33	$0.49	$—
Pro forma	$0.06	$1.33	$0.42	$(0.06)
Diluted income (loss) per share:
As reported	$0.07	$0.48	$0.49	$—
Pro forma	$0.06	$0.47	$0.42	$(0.06)

        For purposes of the pro forma disclosures, the estimated fair values of the options are amortized to expense over the options' vesting periods.

        Reclassifications—Transportation revenues of $1,454,000 and $1,541,000 for the years ended December 31, 2004 and 2003 were reclassified from transportation expenses to other revenues in the Consolidated Statement of Operations to conform to the current year presentation. This reclassification had no impact on net income or stockholders' equity as previously reported.

  New Accounting Standards

        In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations ("FIN 47"). FIN 47 clarifies the definition and treatment of conditional asset retirement obligations as discussed in FASB Statement No. 143, Accounting for Asset Retirement Obligations. A conditional asset retirement obligation is defined as an asset retirement activity in which the timing and/or method of settlement are dependent on future events that may be outside the control of the company. FIN 47 states that a company must record a liability when incurred for conditional asset retirement obligations if the fair value of the obligation is reasonably estimable. FIN 47 is intended to provide more information about long-lived assets and future cash outflows for these obligations and more consistent recognition of these liabilities. FIN 47 is effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have any impact on the Company's financial statements because the Company does not have any conditional asset retirement obligations that it has not accrued for.

        In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. Statement 154 changes the requirements for the accounting and reporting of a change in accounting principle. APB Opinion No. 20 previously required that most voluntary changes in an accounting principle be recognized by including the cumulative effect of the new accounting principle in net income of the period of the change. SFAS No. 154 now requires retrospective application of changes in an accounting principle to prior period financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The Statement is effective for fiscal years beginning after December 15, 2005. The Company adopted SFAS No. 154 effective January 1, 2006 and the adoption could have a material impact on its financial position and results of operations if the Company has an accounting change.

        In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140 ("SFAS 155"). This statement amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities and resolves issues addressed in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interest in Securitized Financial Assets." This Statement: (a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; (b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133; (c) establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and, (e) eliminates restrictions on a qualifying special-purpose entity's ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument. The standard also requires presentation within the financial statements that identifies those hybrid financial instruments for which the fair value election has been applied and information on the income statement impact of the changes in fair value of those instruments. The Company is required to apply SFAS 155 to all financial instruments acquired, issued or subject to a remeasurement event beginning January 1, 2007, although early adoption is permitted as of the beginning of an entity's fiscal year. The Company is evaluating the provisions of SFAS 155. The effects of adopting of SFAS 155 on the Company's financial statements are not known at this time.

        In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). The adoption of FIN 48 is not expected to have a material impact on the Company's consolidated financial position or results of operations. The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax positions. The interpretation is effective for fiscal years beginning after December 15, 2006.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS No. 157"). SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. The Company has not yet determined the impact, if any, the implementation of SFAS No. 157 may have on the consolidated financial statements of the Company.

        In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for the first annual period ending after November 15, 2006. The Company is currently evaluating the impact of adopting SAB 108 on its financial statements.

3.    ACQUISITIONS AND SALES OF PROPERTIES

        TexCal Energy Acquisition.    On March 31, 2006, the Company acquired 100% of the members' interest in TexCal Energy (LP) LLC (the "TexCal Acquisition"), an independent exploration and production company with properties in Texas and California, for approximately $456.8 million in cash and related financing costs of $14.4 million. TexCal had proved reserves of 31.4 MMBOE as of December 31, 2005 according to a reserve report prepared by TexCal's independent engineers. TexCal's operations are located entirely onshore and are concentrated in the Gulf Coast region of Texas and in the Sacramento Basin in California. The Company financed the acquisition through loans advanced under a second amendment and restatement of its existing revolving credit facility and a new senior secured second lien term loan facility. The purchase price was allocated to assets and liabilities, adjusted for tax effects, based on their estimated fair values at the date of acquisition. The acquisition was accounted for using the purchase method of accounting and has been included in the consolidated financial statements of Venoco as of the date of the acquisition.

        The cash consideration paid for the TexCal Acquisition was preliminarily allocated as follows (in thousands):

Purchase Price Allocation
Current assets	$25,834
Oil and natural gas properties	459,732
Other non-current assets	1,018
Current liabilities	(22,052)
Long-term asset retirement obligations	(7,722)

Cash consideration	$456,810

        Union Island.    In December 2005, the Company purchased the Union Island pipeline, a 32-mile natural gas pipeline running from the Union Island field to a location near Pittsburg, California, for $6.1 million.

        Willows-Beehive.    In September 2005, the Company acquired a 100% working interest in the Willows-Beehive Bend Gas Field, a 100% working interest in the Bounde Creek Gas Field and a 65% working interest in the Arbuckle Field for an aggregate net price of $10.1 million in cash. The Company operates all of the fields, which are located in the Sacramento Basin in California.

        In January 2006, the Company sold 35% of the interests it acquired in the Willows-Beehive Bend and Bounde Creek gas fields for $3.0 million. No gain was recognized from the sale for financial reporting purposes. The Company applied the proceeds of the sale to reduce the capitalized cost of oil and natural gas properties.

        The Company entered into an agreement pursuant to which it will sell its interests in the Arbuckle field and its remaining interests in the Bounde Creek and Beehive Bend fields and purchase additional interests in the Willows and Grimes fields and the Grizzly Island area of mutual interest. The Company will pay net cash consideration of approximately $9.75 million in the transaction, which is expected to close in December 2006.

        Big Mineral Creek.    In February 2005, the Company entered into a purchase and sale agreement to sell its interest in the Big Mineral Creek field ("BMC"), located in Grayson County, Texas. The sales price was $45 million, subject to adjustments that, among other things, gave economic effect to the transaction as of February 1, 2005. The closing of the transaction occurred on March 31, 2005. In order to facilitate a like-kind exchange of the Company's BMC property under Section 1031 of the Internal Revenue Code, the proceeds from the sale of $44.6 million were deposited with a qualified intermediary. The Company acquired qualified replacement properties of approximately $15.6 million prior to the 180 day deadline, which expired on September 27, 2005. Included in the Company's qualified replacement properties acquired was a portion of the Marquez Energy properties. The Company has deferred a portion of the gain on sale of the BMC property under the provisions of section 1031 of the Internal Revenue Code. However, since the qualified replacement property acquired is less than the proceeds from the sale of the BMC property, the Company recognized for tax purposes a gain on the sale of the BMC property of approximately $27.9 million and incurred an associated tax liability of $11.1 million. In accordance with its accounting policies, the Company did not recognize a gain on sale for financial reporting purposes, but applied the proceeds to reduce the capitalized cost of its oil and natural gas properties.

        Patagonia.    In March 2004, the Company sold its subsidiary Venoco Patagonia, Ltd., a Bermuda corporation, for $0.2 million. The $0.2 million sales price was comprised of cash of $0.1 million and payment of liabilities of $0.1 million. The gain recognized on the sale of the subsidiary was immaterial to the financial statements of the Company.

        North and South Afton.    In February 2004, the Company sold its interest in the North and South Afton, California, gas properties for a net sales price of approximately $1.5 million. In accordance with its accounting policies, the Company did not recognize any gain or loss on the transaction, but applied the net sales proceeds to reduce the capitalized cost of its oil and natural gas properties.

4.    HEDGING AND DERIVATIVE FINANCIAL INSTRUMENTS

        The Company utilizes swap, collar agreements and option contracts to hedge the effect of price changes on a portion of its future oil and natural gas production. The objective of the Company's hedging activities and the use of derivative financial instruments is to achieve more predictable cash flows. While the use of these derivative instruments limits the downside risk of adverse price movements, they also limit future revenues from favorable price movements. The use of derivatives also involves the risk that the counterparties to such instruments will be unable to meet the financial terms of such contracts.

        The components of commodity derivative losses in the consolidated income statements are as follows (in thousands):

	Year ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
	(Predecessor)	(Predecessor)	(Successor)	(Successor)	(Successor)
				(unaudited)
Realized commodity derivative (losses)	$(10,272)	$(17,589)	$(22,870)	$(15,442)	$(19,764)

Unrealized commodity derivative gains (losses):
Change in fair value of derivatives that do not qualify for hedge accounting	—	1,539	(36,000)	(47,266)	13,599
Ineffective portion of derivatives qualifying for hedge accounting	—	(2,635)	1,275	3,025	(186)

Total unrealized commodity derivative gains (losses)	—	(1,096)	(34,725)	(44,241)	13,413

Total realized and unrealized commodity derivative gains (losses)	$(10,272)	$(18,685)	$(57,595)	$(59,683)	$(6,351)

        The estimated fair values of derivatives included in the consolidated balance sheets at December 31, 2004 and 2005 and September 30, 2006 are summarized below. The increase in the net derivative liability from December 31, 2004 to December 31, 2005 is primarily attributable to the effect of rising oil and natural gas prices, partially offset by cash settlements of derivatives during the period. The decrease in the net derivative liability from December 31, 2005 to September 30, 2006 is primarily attributable to the effect of decreasing oil and natural gas prices and the addition of natural gas puts and collars and cash settlements of derivatives during the period, partially offset by the addition of oil collars (in thousands):

	December 31, 2004	December 31, 2005	September 30, 2006
	(Successor)	(Successor)	(Successor) (unaudited)
Derivative assets:
Oil derivative contracts	$6,775	$1,899	$1,627
Gas derivative contracts	3,380	1,561	19,535
Derivative liabilities:
Oil derivative contracts	(1,383)	(26,540)	(18,323)
Gas derivative contracts	(137)	(11,849)	(6,386)

Net derivative asset (liability)	$8,635	$(34,929)	$(3,547)

        As of December 31, 2005, an unrealized derivative fair value loss of $21.8 million ($13.2 million after tax), related to cash flow hedges, was recorded in accumulated other comprehensive loss, and as of September 30, 2006, an unrealized derivative fair value loss of $5.4 million ($3.3 million after tax), related to cash flow hedges, was recorded in accumulated other comprehensive loss. Based on the estimated fair values of derivative contracts that qualify for cash flow hedge accounting at September 30, 2006, the Company expects to reclassify net losses of $3.1 million ($1.9 million after tax) out of accumulated other comprehensive loss into earnings during the next twelve months. However, actual gains or losses may vary materially based on actual prices at the contract settlement dates.

        Crude Oil Agreements.    As of September 30, 2006, the Company has entered into option, swap and collar agreements to receive average minimum and maximum New York Mercantile Exchange (NYMEX) West Texas Intermediate (WTI) prices as summarized below. Location and quality differentials attributable to the Company's properties are not included in the following prices. The agreements provide for monthly settlement based on the differential between the agreement price and the actual NYMEX crude oil price.

	Minimum		Maximum
	Barrels/day	Avg. Prices	Barrels/day	Avg. Prices
Crude oil hedges at September 30, 2006 for production:
October 1 - December 31, 2006	10,500	$47.85	7,000	$59.86
January 1 - December 31, 2007	7,313	$49.72	6,115	$71.58
January 1 - December 31, 2008	4,950	$54.43	4,950	$75.38
January 1 - December 31, 2009	4,580	$53.94	4,580	$76.78

        Natural Gas Agreements.    As of September 30, 2006, the Company had entered into option, swap and collar agreements to receive average minimum and maximum PG&E Citygate prices as follows:

	Minimum		Maximum
	MMBtu/Day	Avg. Prices	MMBtu/Day	Avg. Prices
Natural gas hedges at September 30, 2006 for production:
October 1 - December 31, 2006	27,000	$7.19	21,000	$10.71
January 1 - December 31, 2007	21,000	$7.42	15,436	$11.46
January 1 - December 31, 2008	13,500	$8.00	11,947	$12.24
January 1 - December 31, 2009	9,500	$7.61	9,500	$12.10

        The Company entered into derivative contracts for options that contain provisions for the deferral of the payment or receipt of premiums until the period of production for which the derivative contract relates. Both the derivative and the net liability for the payment of premiums were recorded at their fair values at the inception of the derivative contracts. The premiums for the derivative contract options contain an implicit interest rate factor for the difference in the derivative's fair value at inception and the liability for payment of premiums. The Company recorded $4.3 million for the net derivative premiums payable at September 30, 2006 (including $3.1 million in accounts payable and accrued liabilities and $1.2 million in long-term liabilities), net of the discount which will be amortized into interest expense over the term of the related contracts.

        As of December 31, 2005 and September 30, 2006, the Company had entered into a forward sales contract with a gas purchaser under which it is obligated for physical delivery of specified volumes of gas with a floor price. As this contract provides for physical delivery of the gas, it is not considered a derivative because it has been designated as a normal sale. The transaction will be recorded in the financial statements when the associated delivery occurs. The Company has also contracted for the sale of 2,000 Mcf per day at a floor price of $4.85 per Mcf for the period October 1, 2005 to December 31, 2006.

        In October 2006, the Company entered into two NYMEX oil collars for a total of 4,500 Bbls per day of 2010 production at average minimum and maximum prices of $60.00 and $72.96, respectively, and a NYMEX gas collar for 10,000 MMBtus of 2010 natural gas production at minimum and maximum prices of $7.00 and $10.35, respectively, with a $0.22 PG&E basis swap to convert the NYMEX gas collar to a PG&E Citygate location at minimum and maximum prices of $7.22 and $10.57, respectively.

        The Company entered into an interest rate swap transaction during the quarter ended June 30, 2006 to lock in its interest cost on $200 million of borrowings under the second lien term loan facility at a fixed rate of 9.9225%, including a 4.5% margin, through May 2008. The Company pays a fixed interest rate of 5.4225% and receives a floating interest rate based on the three-month LIBOR rate. Settlements are made quarterly beginning August 2006. The Company has not designated this interest rate swap as a hedge. The fair value of the interest rate swap of $1.0 million at September 30, 2006 has been recorded in other assets with a corresponding credit for the unrealized gain to interest expense.

5.    LONG-TERM DEBT

        As of the dates indicated, our long term debt consisted of the following (in thousands):

	December 31, 2004	December 31, 2005	September 30, 2006
	(Successor)	(Successor)	(Successor) (unaudited)
Revolving credit agreement due March 2009	$—	$20,000	$179,529
Second lien term loan due March 2011	—	—	350,000
8.75% senior notes due December 2011	149,043	149,180	149,282
Marquez Energy credit agreement, terminated in 2005	4,684	—	—
5.79% mortgage on office building due January 2015	9,942	9,889	—

Total long-term debt	163,669	179,069	678,811
Less: current portion of long-term debt	(127)	(126)	—

Long-term debt, net of current portion	$163,542	$178,943	$678,811

        Senior notes.    On December 20, 2004, the Company issued $150.0 million in 8.75% senior notes (the "senior notes") due December 2011. Interest on the senior notes is due each June 15 and December 15 beginning June 15, 2005. The senior notes are senior obligations and contain covenants that, among other things, limit the Company's ability to make investments, incur additional debt, issue preferred stock, create liens or sell assets. The senior notes were issued as unsecured obligations, but became secured equally and ratably with the second lien term loan on March 30, 2006.

        Proceeds from the sale of the senior notes were used to repay $98.7 million the Company had borrowed against its $102 million Senior Secured Facility (the "Senior Facility") obtained in November 2004. Initial proceeds of $100.7 million from borrowings under the Senior Facility in 2004 were used to purchase all of the mandatorily redeemable convertible preferred stock plus accrued dividends at a cost of $72 million and to repay outstanding borrowings of $27.3 million under the Company's former $150.0 million senior secured revolving/term credit facility entered into in November 2000. In December 2004, the amended and restated Senior Facility became a revolving credit agreement with no associated term loan facility ("revolving credit agreement"). At December 31, 2005, the revolving credit agreement had a borrowing base of $80 million, was secured by a first priority lien on substantially all of the Company's oil and natural gas properties and other assets, including the stock of all of the Company's subsidiaries, and was unconditionally guaranteed by each of the Company's subsidiaries other than Ellwood Pipeline, Inc. and 6267 Carpinteria Avenue, LLC. The collateral also secured the Company's obligations to hedging counterparties that were also lenders, or affiliates of lenders, under the revolving credit agreement. As of December 31, 2005, the Company had available borrowing capacity of $59.5 million (net of $0.5 million in outstanding letters of credit). The revolving credit agreement, which was due to mature on November 4, 2007, was amended and restated in connection with the TexCal Acquisition.

        TexCal Acquisition Financing.    The Company financed the TexCal Acquisition through loans advanced under a second amendment and restatement of the revolving credit agreement and a new senior secured second lien term loan facility. On March 30, 2006, the Company borrowed $350 million pursuant to the second lien term loan facility. The Company entered into the second amendment and restatement of the revolving credit agreement on March 30, 2006. On March 31, 2006, the Company borrowed approximately $119.5 million under the amended revolving credit agreement to finance the remainder of the TexCal purchase price and related financing costs of approximately $14.4 million. The term loan facility was amended and restated as of April 28, 2006 and the revolving credit agreement was further amended on May 2, 2006. The following summarizes certain terms of the credit facilities as amended.

        The amended revolving credit facility has an aggregate maximum loan amount of $300 million and an initial borrowing base of $200 million. Principal on the second lien term loan facility is payable on March 30, 2011, and principal on the revolving credit facility is payable on March 30, 2009. Pursuant to mandatory prepayment provisions set forth in the credit facilities, substantially all of the proceeds of asset sales and additional borrowings (except for certain unsecured borrowings and additional borrowings under the revolving credit facility), and up to 50% of the proceeds of equity issuances, must be used to reduce amounts outstanding under one or both facilities. The Company may from time to time make optional prepayments on outstanding loans. Under the second lien term loan facility, optional prepayments made prior to March 30, 2008 are subject to a prepayment premium. The revolving credit facility is secured by a first priority lien on substantially all of the Company's assets and is guaranteed by each of its subsidiaries other than Ellwood Pipeline, Inc. The second lien term loan facility is secured by second priority liens on the same collateral as the revolving credit agreement. A collateral trust agreement has been entered into in order to provide, for the benefit of the holders of the senior notes, liens on the Company's property that are equal and ratable with the liens securing the second lien term loan facility. At such time as all liens securing outstanding indebtedness under the revolving credit agreement and the second lien term loan facility constitute "Permitted Liens" (as defined in the indenture governing the notes), the collateral trust agreement will be terminated and the senior notes will no longer be secured obligations, but will be effectively junior in right of payment to the indebtedness under the revolving credit facility and the second lien term loan facility to the extent of the value of the collateral securing those facilities.

        Loans made under the revolving credit agreement and the second lien term loan facility are designated, at the Company's option, as either "Base Rate Loans" or "LIBO Rate Loans." Base Rate Loans under the revolving credit agreement bear interest at a floating rate equal to (i) the greater of Bank of Montreal's announced base rate and the overnight federal funds rate plus 0.50% plus (ii) a margin ranging from zero to 0.75%, based upon utilization. LIBO Rate Loans under the revolving credit agreement bear interest at (i) LIBOR plus (ii) a margin ranging from 1.50% to 2.25%, based upon utilization. A commitment fee ranging from 0.375% to 0.5% per annum is payable with respect to unused borrowing availability under the facility.

        Base Rate Loans under the second lien term loan facility bear interest at a floating rate equal to (i) the greater of the administrative agent's announced base rate and the overnight federal funds rate plus 0.50% plus (ii) a margin ranging from 3.00% to 3.50%. LIBO Rate Loans under the second lien term loan facility bear interest at (i) LIBOR plus (ii) a margin ranging from 4.00% to 4.50%. In each case, the applicable margin depends on the Company's consolidated leverage ratio and whether the Company has completed a public equity offering.

        The revolving credit agreement and the second lien term loan facility contain customary representations, warranties, events of default, indemnities and covenants, including financial covenants that require the Company to maintain specified ratios of EBITDA to interest expense, current assets to current liabilities, debt to EBITDA and PV-10 to total debt. The Company was in compliance with all debt covenants as of December 31, 2005 and September 30, 2006.

        Subsequent to September 30, 2006, the Company entered into an additional amendment to its revolving credit facility. The amendment, entered into on October 25, 2006, provided for, among other things, an increase in the borrowing base from $200.0 million to $230.0 million and an increase in the interest rate applicable to amounts borrowed under the facility of 0.5%. The interest rate will decline by 0.5% following the completion of a public offering of equity securities if the Company's net proceeds from the offering are at least $200.0 million. The facility as amended imposes certain restrictions on acquisitions of oil and natural gas assets, capital expenditures and cash dividends prior to completion of such an offering, and required the Company to enter into derivative contracts covering 75% of its anticipated production from proved developed producing reserves in 2010 at specified prices.

        Marquez Energy Credit Agreement.    At December 31, 2004, Marquez Energy (which merged with the Company on March 21, 2005) had a $5.0 million revolving credit facility with a bank. Interest accrued at the bank's prime rate plus 1 percent. The agreement was collateralized by Marquez Energy's oil and natural gas properties and was guaranteed by Marquez Energy's principal shareholder and president. The Company repaid the outstanding borrowings of $3.2 million and terminated this facility on March 21, 2005.

        Mortgage.    On December 9, 2004, 6267 Carpinteria Avenue, LLC ("6267 Carpinteria"), a wholly-owned subsidiary of the Company, purchased an office building in Carpinteria, California for $14.2 million. The purchase was financed in part by a secured 5.79% $10 million promissory note due January 1, 2015. The promissory note provided for a monthly payment of $58,612 beginning February 1, 2005 and continuing through December 1, 2014. The balance of unpaid principal and all accrued but unpaid interest was due and payable on January 1, 2015. On March 22, 2006, the Company paid a dividend consisting of 100% of the membership interests in 6267 Carpinteria to its sole stockholder, a trust controlled by the Company's CEO. The obligation for the 5.79% mortgage on the office building owned by 6267 Carpinteria was transferred to the sole stockholder in connection with the dividend.

        Scheduled annual maturities of long-term debt were as follows at the dates indicated:

Year Ending December 31 (in thousands):	December 31, 2005	September 30, 2006
		(unaudited)
2006	$126	$—
2007	20,134	—
2008	142	—
2009	151	179,529
2010	160	—
2011 and after	158,356	499,282

	$179,069	$678,811

6.    INCOME TAXES

        The Company accounts for income taxes under SFAS No. 109 "Accounting for Income Taxes". SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. The components of deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2004	2005
	(Predecessor)	(Successor)
Deferred income tax assets:
Accrued liabilities	$408	$786
Unrealized hedging losses	—	22,070
Bad debts	—	303
State tax benefit	441	1,053
Alternative minimum tax credits	4,910	12
Net operating loss carryforwards	6	—
Other	418	175

	6,183	24,399
Deferred income tax liabilities:
Oil and natural gas properties	36,475	38,636
Prepaid expenses	845	1,260
Unrealized hedging gains	862	—

	38,182	39,896

Net deferred income tax liabilities	31,999	15,497

Net current deferred tax asset	209	8,611

Noncurrent deferred tax liability	$32,208	$24,108

        The Company's provision for income taxes is composed of the following (in thousands):

	2003	2004	2005
	(Predecessor)	(Predecessor)	(Successor)
Current:
Federal	$2,878	$4,229	$9,700
State	960	1,250	3,300
Deferred	4,038	10,609	(2,700)

Total provision for income taxes	$7,876	$16,088	$10,300

        A reconciliation of the Company's federal statutory rate (35% in 2005, 35% in 2004 and 34% in 2003) to the Company's effective income tax rate is as follows (in thousands):

	2003	2004	2005
	(Predecessor)	(Predecessor)	(Successor)
Income tax expense at federal statutory rate	$6,339	$13,506	$9,200
State income taxes	875	1,791	1,300
Other	662	791	(200)

	$7,876	$16,088	$10,300

7.    NOTES RECEIVABLE—EMPLOYEES

        Notes receivable—employees consists of amounts due from employees of the Company. The notes bear interest at 6 percent per annum. Certain notes will be forgiven after a period of employment ranging from three to six years. Those notes are being amortized and recognized as compensation expense over the term of the note. If an employee is terminated before the term of the note expires, the employee is obligated to pay the unamortized amount on the note. The Company has on occasion in the past forgiven the remaining unamortized amount on certain notes. If the Company forgives the remaining unamortized amount of the employee note, the amount forgiven is charged to compensation expense. The unamortized amount of employee notes receivable was $60,000 and $46,000 at December 31, 2005 and 2004, respectively. These employee notes receivable, net of the amount amortized to compensation expense, are included in other assets on the Company's consolidated balance sheet. The Company periodically reviews employee notes receivable for collectibility and has determined that no reserve for uncollectible notes is necessary.

8.    STOCK OPTION PLANS

        During 2005, the Company entered into non-qualified stock option agreements with certain employees and officers of the Company other than Mr. Marquez. Total options granted in 2005 and through September 30, 2006 were 4,253,663 with a weighted average exercise price of $7.58 ($6.00 to $20.00). The options vest over a four year period, with 20% vesting on the grant date and 20% vesting on each subsequent anniversary of the grant date. The options will become immediately vested following a change in control of the Company. The agreements with employee option holders generally provide that all of the holder's options will vest if the Company terminates the holder's employment, unless the termination is for specified types of misconduct. The agreements with director option holders provide that any unvested options will terminate when the director's service to the Company ceases.

        Options under a prior plan were previously granted to employees and non-employee directors. On December 22, 2004, the Company's CEO, Timothy Marquez, effected a "short form" merger pursuant to Delaware law, the effect of which was to retire 78,188 options for cash of $0.24 per share (the difference between the exercise price of $2.22 per share and the $2.46 per share merger consideration) and to terminate 325,327 options that were out of the money. The Company recorded $19,000 as compensation expense for the year ended December 31, 2004, representing the amount paid to retire the options. The prior option plan was terminated as a result of the merger and the Company had no outstanding or exercisable stock options at December 31, 2004.

Share-Based Payments

        Prior to January 1, 2006, the Company accounted for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under APB Opinion No. 25, no compensation expense was recognized for stock options issued to employees if the grant price equaled or exceeded the market price on the date of the option grant. Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised), "Share-Based Payment" ("SFAS 123R") using the modified prospective method. Under this method, compensation cost is recorded for all unvested stock options beginning in the period of adoption and prior period financial statements are not restated. Under the fair value recognition provisions of SFAS 123R, stock-based compensation is measured at the grant date based on the value of the awards and the value is recognized on a straight-line basis over the requisite service period (usually the vesting period). SFAS 123R also requires the recognition of the equity component of deferred compensation as additional paid-in capital.

        In accordance with the provisions of SFAS 123R, total stock-based compensation cost in the amount of $1.8 million was recorded as general and administrative expense for the nine months ended September 30, 2006. SFAS 123R requires the Company to estimate forfeitures in calculating the cost related to stock-based compensation as opposed to recognizing these forfeitures and the corresponding reduction in expense as they occur. The cumulative adjustment from adopting SFAS 123R as of January 1, 2006 to include estimated forfeitures in the calculation was not material and had no impact on earnings per share.

        The following summarizes the Company's stock option activity for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2006:

	Year Ended December 31,
							Nine Months Ended September 30, 2006
	2003		2004		2005
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
							(unaudited)
Outstanding, start of period	744,773	$3.24	403,515	$3.48	—	—	4,013,663	$7.04
Granted		—	—		4,013,663	$7.04	240,000	16.58
Exercised	—		(78,188)	$2.22	—	—	—	—
Cancelled	(341,258)	$2.96	(325,327)	$3.78	—	—	—	—

Outstanding, end of period	403,515	$3.48	—	—	4,013,663	$7.04	4,253,663	$7.58

Exercisable, end of period	267,966	$3.73	—	—	802,732	$7.04	1,653,465	$7.58
Weighted average grant-date fair value of options granted during the period		$—		$—		$2.78		$5.79

        Additional information related to options outstanding at September 30, 2006 is as follows (unaudited):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted- Average Exercise Prices	Number Exercisable	Weighted Average Exercise Prices
$6.00–$7.33	2,995,200	8.4 years	$6.12	1,198,080	$6.12
$8.00–$8.68	560,963	8.5 years	$8.33	224,385	$8.33
$10.67–$13.33	497,500	8.9 years	$11.53		$11.51
$15.00–$20.00	200,000	9.4 years	$17.50	40,000	$17.50

	4,253,663	8.5 years	$7.58	1,653,465	$7.32

        The fair value of each option is estimated on the grant date using the Black-Scholes option valuation model. Option valuation models require the input of highly subjective assumptions, including the expected volatility of the price of the underlying stock. The Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, it is management's opinion that the valuations afforded by the existing models are different from the value that the options would realize if traded in the market.

        The following assumptions were used during 2005 and the nine months ended September 30, 2005 and 2006 to compute the weighted average fair market value of options granted during the periods presented:

		Nine Months Ended September 30,
	Year Ended December 31, 2005
		2005	2006
		(unaudited)
Expected option life	5 years	5 years	7 years
Risk free interest rates	3.7%-4.2%	3.97%	4.32%
Estimated volatility	76%	76%	61%
Dividend yield	0.0%	0.0%	0.0%

        The expected life of the options is based, in part, on historical exercise patterns of the holders of options with similar terms with consideration given to how historical patterns may differ from future exercise patterns based on current or expected market conditions and employee turnover. On January 1, 2006, the Company began calculating the expected life of options granted using the "simplified method' set forth in Staff Accounting Bulletin 107 (average of vesting period and the term of the option). The risk free interest rate was based on the U.S. Treasury yield curve in effect at the time of grant. The expected volatility was based on the historical volatility of other public companies with characteristics similar to the company for the past five years.

        As of September 30, 2006, there was $5.7 million of total unrecognized compensation cost related to stock options which is expected to be amortized over a weighted-average period of 2.5 years.

9.    COMMITMENTS AND CONTINGENCIES

        Leases—The Company has entered into agreements to lease office space from third parties. As of December 31, 2005, future minimum lease payments under operating leases that have initial or remaining non-cancelable terms in excess of one year are $191,000, $190,000 and $65,000 in 2006, 2007 and 2008, respectively. Net rent expense incurred on office space leased from third parties was $1.0 million, $1.2 million and $0.9 million in 2003, 2004 and 2005, respectively.

10.    401(k) PLAN

        The Company has established a qualified cash or deferred arrangement under Internal Revenue Code Section 401(k) covering substantially all employees. Under the plan, the employees may elect to contribute a portion of their eligible compensation, not to exceed specified annual limitations, to the plan and the Company may elect to match a percentage of the employee's contribution. The Company made matching contributions to the plan totaling $0.4 million, $0.4 million, and $0.7 million in 2003, 2004, and 2005, respectively.

11.    PREFERRED STOCK AND SHAREHOLDERS' EQUITY

        The Company issued 6,000 shares of mandatorily redeemable convertible non-participating preferred stock in 1998 for $10,000 per share. The shares were mandatorily redeemable in 2009 at $10,000 per share and accrued dividends at an 8 percent annual cash dividend rate, payable quarterly. In November 2004, the Company repurchased all of the outstanding preferred stock, consisting of 6,000 shares of preferred stock plus accrued and unpaid dividends, for $72 million. At the time of the purchase of the preferred stock, the Company had recorded preferred stock and accrued but unpaid dividends net of unamortized issuance costs of $101.9 million. Additional paid-in capital was increased by the excess of the carrying value of the preferred stock over the repurchase price of $29.9 million.

        On January 3, 2005, a dividend of $35 million was paid to the Company's sole stockholder, a trust controlled by the Company's CEO, from the proceeds of the issuance of the senior notes.

        On March 22, 2006, the Company paid a dividend consisting of 100% of its membership interest in 6267 Carpinteria to its sole stockholder, a trust controlled by the Company's CEO. 6267 Carpinteria owns the office building and related land used by the Company in Carpinteria, California. At the date of the dividend, 6267 Carpinteria had net assets of $4.7 million, including $0.4 million in cash and land and building with a net book value of $13.4 million, and a note payable of $9.9 million.

        During the third quarter of 2006, the Company declared and paid a dividend on its common stock consisting of (i) approximately 51 acres of real property located in Carpinteria, California and (ii) an option to acquire additional interests in land associated with such real property if, as a result of current negotiations, the Company acquires that interest. In connection with the dividend, the Company entered into certain agreements with its then-sole stockholder and an affiliate of the stockholder, including a ground lease and a development agreement relating to the property. Under the ground lease, which has a 20-year term, the Company will lease the property for use in its oil and gas operations. The stockholder's affiliate has the right to require the Company to consolidate its operations at a future date. If consolidation is requested, subject to obtaining necessary permits, the area under lease will be reduced to the footprint of the consolidated site. The Company estimates that the cost of effecting the consolidation will be approximately $10 million. The lease for the consolidated site will terminate when the Company no longer has oil and gas operations in the area, up to a maximum of 99 years. At the date the dividend was paid, the interest conveyed had an appraised value equal to the value of the dividend of $5.0 million. The net remaining book value of the retained leasehold interest of $5.3 million will be amortized over the expected life of the lease.

12.    LITIGATION

Beverly Hills Litigation

        Eight lawsuits have been filed by persons who are graduates of the Beverly Hills High School or citizens of Beverly Hills/Century City or visitors to that area from the time period running from the 1930s to date. Six of these lawsuits name the Company as a defendant. There are approximately 1,000 plaintiffs who claim they are suffering from various forms of cancer or some other medical ailment, fear they may suffer from such maladies in the future, or are related in some manner to someone that suffered from cancer (e.g. heirs or spouses). Plaintiffs' claims are based on alleged exposure to levels of some substances in the air, soil and water which derive from either oil field or other operations in the area. The Company has owned an oil and natural gas facility adjacent to the school since 1995. For the majority of the plaintiffs, their alleged exposures occurred before the Company owned the facility. It is anticipated that additional plaintiffs may be added to the litigation over time. The Company has defense and indemnity obligations to certain other defendants in the actions. Management believes that the claims made in the suits are without merit and the Company intends to defend against the claims vigorously. However, the Company cannot predict, at this time, the outcome of the suits. All cases are consolidated before one judge. The judge has ordered that all of the cases be stayed except for a test case consisting of twelve plaintiffs. The trial date for the twelve "test" plaintiffs has been moved to late November 2006.

        One of the Company's insurers is currently paying for the defense of these lawsuits under a reservation of its rights. Three other insurers that provided insurance coverage to the Company (the "Declining Insurers") have taken the position that they are not required to provide coverage relating to the lawsuits because of a pollution exclusion contained in their policies. The Beverly Hills School District (the "District"), as an additional insured on those policies, brought a declaratory relief action against two of those insurers in Los Angeles County Superior Court. In November 2005, the court ruled in favor of one of the insurers. The District is appealing that decision. On July 10, 2006, the same Los Angeles County Superior Court denied a motion for summary judgment by another of the insurers against the District on the issue of the duty to defend. On February 10, 2006, the Company filed its own declaratory relief action against the Declining Insurers in Santa Barbara County Superior Court seeking a determination that those insurers have a duty to defend the Company in the lawsuits. The policy issued by the insurer that is currently providing defense of the lawsuits contains a pollution exclusion similar to that at issue in the action brought by the District. However, the Company has no reason to believe that the insurer currently providing defense of these actions will cease providing such defense. If it does, and the Company is unsuccessful in enforcing its rights in any subsequent litigation, the Company may be required to bear the costs of the defense, and those costs may be material. If it is ultimately determined that the pollution exclusion or another exclusion contained in one or more of the Company's policies applies, the Company will not have the protection of those policies with respect to any damages or settlement costs ultimately incurred in the lawsuits.

        The Company cannot predict the cost of defense and indemnity obligations, if any, at the present time. In accordance with SFAS No. 5, Accounting for Contingencies, the Company has not accrued for a loss contingency relating to the Beverly Hills litigation because it believes that, although unfavorable outcomes in the proceedings may be possible, they are not considered by management to be probable or reasonably estimable. If one or more of these matters are resolved in a manner adverse to the Company, and if insurance coverage is determined to not be applicable, their impact on the Company's results of operations, financial position and/or liquidity could be material.

Personal Injury Claims

        On February 23, 2006, a complaint was filed in Santa Barbara Superior Court against the Company on behalf of a boy who was severely injured after falling from a cliff located on property jointly owned by the Company and another company. The complaint asserts that the Company is responsible for the boy's injuries and that the boy is entitled to damages, including reimbursement of past medical expenses, future expenses, loss of earning capacity and general damages. The Company believes that it has no liability in this matter and intends to defend itself vigorously. In accordance with SFAS No. 5,

Accounting for Contingencies, the Company has not accrued for a loss contingency related to this claim because it believes that, although an unfavorable outcome may be possible, such an outcome is not considered by management to be probable.

        On March 31, 2006, a complaint was filed in District Court in Madison County, Texas against a subsidiary of the Company by the widow of an individual who was fatally injured while working as a gauger/pumper at a well operated by the subsidiary. The cause of the accident is still being investigated. The Company believes that it has insurance coverage with respect to the accident.

Litigation by former directors and former preferred stockholders

        In December 2004, a lawsuit was filed against the Company by two of its former directors and the former preferred shareholders. The claim was for indemnification of attorneys' fees and expenses incurred in defending the former directors in litigation filed by the former CEO in connection with the termination of his employment from the Company. At December 31, 2004, the Company accrued $750,000 with respect to this matter in accordance with SFAS No. 5, Accounting for Contingencies. The Company settled this litigation for $700,000 in July 2005. The case was dismissed in August 2005.

Former Chief Operating Officer (COO) Litigation and Appraisal Request

        In December 2004, a former COO of the Company filed a lawsuit against the Company and its CEO in Santa Barbara County Superior Court, claiming that the Company breached his employment agreement and wrongfully failed to pay him wages due, primarily in connection with stock bonuses. In April 2005, the former COO, in connection with the merger effected on December 22, 2004 and described in Note 1, filed a Petition for Appraisal in the Delaware Court of Chancery requesting an appraisal of the shares he held, as well as those shares which were the subject of the employment agreement dispute. The Company accrued $56,000 in compensation costs with respect to these matters as of December 31, 2004, which is the amount it believed represented the amount due under the agreement. In August 2005, the Company and the former COO agreed to settle the lawsuit for amounts accrued in the financial statements and the actions filed were dismissed.

Related Party Litigation

        In 2002, the Chief Executive Officer ("CEO") of the Company was terminated by the Board of Directors and subsequently filed a wrongful termination/breach of contract lawsuit and a shareholder derivative action against the Company and its directors. The Company asserted a cross-complaint for enforcement of a written promissory note made by the CEO to the Company. On February 23, 2004, the Company reached a settlement to resolve all litigation with the former CEO. As part of the settlement, the Company made a payment of $0.3 million to the former CEO and he agreed to repay the promissory note. The Company subsequently cancelled the promissory note totaling $1.4 million (notes receivable—officers at December 31, 2004) and the former CEO issued a new note in the same amount to Marquez Energy (the "Purchaser"), an affiliate of the former CEO, as described further below.

        Also on February 23, 2004, as part of the settlement with the former CEO, the Company entered into a Purchase and Sale Agreement (PSA) with the Purchaser to sell the Company's Willows and

Grimes, California, gas properties effective February 1, 2004 for a cash consideration of $13.8 million, reduced by the operating results from the properties through the close of the sale. Both the Company and the Purchaser believed the fair value of the gas properties to be higher than $13.8 million. The Company did not meet certain conditions to close the sale by May 24, 2004 as was required under the terms of the PSA and was therefore required to pay a $4.5 million termination fee to the Purchaser, of which $3.1 million was paid in cash and $1.4 million in the form of the issuance to the Purchaser of a note in that amount by the former CEO and the related cancellation of the former CEO's note to the Company. Additionally, the Company was required to pay an additional fee of $0.7 million related to the sale. The settlement cost, termination fee and the additional fee are included in accrued liabilities and have been expensed in the accompanying consolidated financial statements for the year 2003. Following the May 24, 2004 payments the Purchaser had the option of depositing, in escrow, $1.5 million to effectively extend the closing date to August 20, 2004. In May 2004, the Purchaser notified the Company of its intention to exercise its option to extend the closing date.

        On August 17, 2004, as part of the settlement with the former CEO, the Company and Purchaser entered into a Memorandum of Settlement pursuant to which Purchaser relinquished all of its rights to acquire the Willows and Grimes properties in return for a cash payment of $0.5 million, plus the right to participate in the development of future reserves, other than currently identified proved reserves, in the Willows and Grimes fields. The settlement payment of $0.5 million is included in accrued liabilities and has been expensed in the accompanying consolidated financial statements for the year 2003.

Other

        In addition, the Company is subject to other claims and legal actions that may arise in the ordinary course of business. The Company believes that the ultimate liability, if any, with respect to these other claims and legal actions will not have a material effect on the Company's consolidated financial position, results of operations or liquidity.

13.    ASSET RETIREMENT OBLIGATIONS

        The Company's asset retirement obligations primarily represent the estimated present value of the amounts expected to be incurred to plug, abandon and remediate producing properties (including removal of certain onshore and offshore facilities in California) at the end of their productive lives in accordance with applicable state and federal laws.

        Prior to January 1, 2003, the Company recognized the cost to abandon its oil and natural gas properties over their productive lives on a unit-of-production basis. Effective January 1, 2003, the Company adopted the provisions of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations ("SFAS No. 143"). SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred, with a corresponding increase in the carrying amount of the related long lived asset. Upon adoption of SFAS No. 143 in the first quarter of 2003, the Company recorded a $12.4 million increase in oil and natural gas properties, a net decrease of $6.9 million in accumulated depletion, depreciation and amortization expense, an asset retirement obligation of $18.6 million, and recognized an after-tax gain of $0.4 million representing the cumulative effect of the change in accounting principle. Subsequent to initial measurement, the Company determines asset retirement obligations by calculating the present value of estimated cash flows related to plug and abandonment liabilities. The asset retirement liability is accreted to its present value each period and the capitalized asset retirement cost is depleted over the productive life of the related assets. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or decrease in the asset retirement obligation and the related capitalized asset retirement costs. Capitalized costs are depleted as a component of the full cost pool using the units-of production method.

        The following table summarizes the activities for the Company's asset retirement obligations for the years ended December 31, 2004 and 2005 and the nine months ended September 30, 2006 (in thousands):

	2004	2005	September 30, 2006
	(Successor)	(Successor)	(Successor) (unaudited)
Asset retirement obligations at beginning of period	$19,248	$23,390	$22,757
Revisions of estimated liabilities	1,914	(3,083)	2,594
Liabilities incurred	865	1,267	9,896
Liabilities settled	(119)	(569)	(6)
Accretion expense	1,482	1,752	1,770

Asset retirement obligations at end of period	23,390	22,757	37.011
Less: current asset retirement obligations (classified with accounts payable and accrued liabilities)	(206)	(108)	(1,572)

Long-term asset retirement obligations	$23,184	$22,649	$35,439

        Discount rates used to calculate the present value vary depending on the estimated timing of the obligation, but typically range between 6% and 8%. The 2004 revisions of estimated liabilities primarily relate to an updated MMS study for abandonment costs for offshore platforms. The 2005 revisions primarily relate to extensions in the timing of obligations based on reserve evaluations. Liabilities incurred in the nine months ended September 30, 2006 include $8.9 million of asset retirement obligations attributable to the acquisition of TexCal.

14.    QUARTERLY FINANCIAL DATA (UNAUDITED)

        The following is a summary of the unaudited financial data for each quarter for the years ended December 31, 2004 and 2005 (in thousands except per share data):

	Three Months Ended
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
Year Ended December 31, 2004:
Revenues	$29,102	$29,047	$32,978	$35,606
Net income (loss) attributable to common stock	3,663	3,412	4,830	34,371
Add: Preferred stock dividend	2,116	2,116	2,116	786
Deduct: Excess carrying value over repurchase price of preferred stock	—	—	—	(29,904)

Net income adjusted for effect of dilution	$5,779	$5,528	$6,946	$5,253

Basic earnings per common share	$0.10	$0.10	$0.14	$1.09
Diluted earnings per common share	$0.10	$0.10	$0.13	$0.14
	Three Months Ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
Year Ended December 31, 2005:
Revenues	$13,957	$40,370	$23,525	$60,101
Net income (loss)	$(6,818)	$8,780	$(1,833)	$15,981
Basic earnings (loss) per common share	$(0.21)	$0.27	$(0.06)	$0.49
Diluted earnings (loss) per common share	$(0.21)	$0.27	$(0.06)	$0.48

        Operating results for the quarter ended December 31, 2005 improved compared to prior quarters in 2005 due to unrealized hedging gains on derivative contracts and slightly improved oil and natural gas prices realized. The Company recorded net unrealized gains on derivative contracts of $9.5 million for the quarter ended December 31, 2005 vs. unrealized losses on derivative contracts of $44.2 million for nine months ended September 30, 2005. Future operating results may continue to fluctuate because of the effects that changing commodity prices have on unrealized gains and losses on derivative contracts. In addition, average sales prices per BOE, net of realized hedging losses, were $46.38 for the quarter ended December 31, 2005 vs. average sales prices per BOE of $37.24 for the nine months ended September 30, 2005.

15.    SUPPLEMENTAL INFORMATION ON OIL AND NATURAL GAS EXPLORATION, DEVELOPMENT AND PRODUCTION ACTIVITIES (UNAUDITED)

        The following information concerning the Company's natural gas and oil operations has been provided pursuant to Statement of Financial Accounting Standards No. 69, Disclosures about Oil and Gas Producing Activities. At December 31, 2005, the Company's oil and natural gas producing activities were conducted onshore within the continental United States and offshore in federal and state waters off the coast of California. The evaluations of the oil and natural gas reserves at December 31, 2005 and 2004 were estimated by independent petroleum reserve engineers, Netherland, Sewell & Associates, Inc. The evaluations of the oil and natural gas reserves as of December 31, 2003 were estimated by independent petroleum reserve engineers, Ryder Scott Company, L.P. The following does not include information relating to Marquez Energy for 2004, which is not material.

Capitalized Costs of Oil and Natural Gas Properties

	As of December 31,
	2003	2004		2005
	(in thousands)
Properties not subject to amortization:
Unevaluated costs(1)	$6,764	$384		$2,275
Deposit for purchase of Marquez Energy, LLC(2)	—	2,000		—

	6,764	2,384	(3)	2,275
Properties subject to amortization	241,608	205,134		267,647

Total capitalized costs	248,372	207,518		269,922
Accumulated depreciation, depletion and amortization	(89,603)	(45,626)		(66,218)

Net capitalized costs	$158,769	$161,892		$203,704

(1)
Unevaluated costs represent amounts the Company excludes from the amortization base until proved reserves are established or impairment is determined. The Company estimates that the remaining costs will be evaluated within one year.

(2)
Amount relates to a deposit made by the Company to the selling members of Marquez Energy in connection with the acquisition of Marquez Energy.

(3)
The supplemental information does not include Marquez Energy in 2004. The amount disclosed on the face of the balance sheet (see page F-3 for properties not subject to amortization) does include unproved capital costs from Marquez Energy of $933.

Capitalized Costs Incurred

        Costs incurred for oil and natural gas exploration, development and acquisition are summarized below. Costs incurred during the years ended December 31, 2003, 2004 and 2005 include capitalized interest expense and general and administrative costs related to acquisition, exploration and development of natural gas and oil properties of $3.5 million, $2.7 million and $2.5 million, respectively. Costs incurred also include asset retirement costs incurred of $12.4 million, $1.9 million and $1.3 million during the years ended December 31, 2003, 2004 and 2005, respectively. Asset retirement costs incurred in 2003 include $12.4 million related to the adoption of SFAS No. 143 on January 1, 2003.

	For the year ended December 31,
	2003	2004	2005
	(in thousands)
Property acquisition and leasehold costs
Unevaluated property	$633	$129	$1,891
Deposit for purchase of Marquez Energy	—	2,000	—
Proved property	115	165	10,636
Exploration costs	1,291	2,213	20,592
Development costs	19,422	20,634	62,082

Total costs incurred	$21,461	$25,141	$95,201

Estimated Net Quantities of Natural Gas and Oil Reserves

        The following table sets forth the Company's net proved reserves, including changes, and proved developed reserves (all within the United States) at the end of each of the three years in the periods ended December 31, 2003, 2004 and 2005.

	Crude Oil, Liquids and Condensate (MBbls)			Natural Gas (MMcf)
	2003	2004	2005	2003	2004	2005
Beginning of the year reserves	56,112	46,757	39,935	73,428	66,585	69,876
Revisions of previous estimates	(6,964)	(7,357)	(318)	(3,185)	(9,090)	(6,083)
Extensions, discoveries and improved recovery	723	3,636	1,580	1,949	18,638	7,240
Purchases of reserves in place	—	—	2	—	—	13,390
Production	(3,114)	(3,101)	(2,953)	(5,607)	(5,366)	(7,588)
Sales of reserves in place	—	—	(2,946)	—	(891)	(2,782)

End of year reserves	46,757	39,935	35,300	66,585	69,876	74,053

Proved developed reserves:
Beginning of year	34,782	31,423	28,035	53,687	51,112	49,418
End of year	31,423	28,035	24,154	51,112	49,418	53,390

        The Company's estimated proved reserves at year-end December 31, 2005 were approximately 3.9 MMBOE lower than at December 31, 2004. The reduction was due primarily to the Company's sale of the Big Mineral Creek property (partially offset by net reserve acquisitions during the year), depletion that occurred as a result of production and other adjustments based on reservoir information.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves

        The following summarizes the policies used in the preparation of the accompanying oil and natural gas reserve disclosures, standardized measures of discounted future net cash flows from proved oil and natural gas reserves and the reconciliations of standardized measures from year to year. The information disclosed, as prescribed by the Statement of Financial Accounting Standards No. 69, is an attempt to present the information in a manner comparable with industry peers.

        The information is based on estimates of proved reserves attributable to the Company's interest in oil and natural gas properties as of December 31 of the years presented. These estimates were prepared by independent petroleum engineers. Proved reserves are estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

        The standardized measure of discounted future net cash flows from production of proved reserves was developed as follows:

  (1) Estimates are made of quantities of proved reserves and future periods during which they are expected to be produced based on year-end economic conditions.

  (2) The estimated future cash flows are compiled by applying year-end prices of crude oil and natural gas relating to the Company's proved reserves to the year-end quantities of those reserves.

  (3) The future cash flows are reduced by estimated production costs, costs to develop and produce the proved reserves and abandonment costs, all based on year-end economic conditions.

  (4) Future income tax expenses are based on year-end statutory tax rates giving effect to the remaining tax basis in the oil and natural gas properties, other deductions, credits and allowances relating to the Company's proved oil and natural gas reserves.

  (5) Future net cash flows are discounted to present value by applying a discount rate of 10%.

        The standardized measure of discounted future net cash flows does not purport, nor should it be interpreted, to present the fair value of the Company's oil and natural gas reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs and a discount factor more representative of the time value of money and the risks inherent in reserve estimates.

        The standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves is as follows and does not include cash flows associated with hedges outstanding at each of the respective reporting dates.

	As of December 31,
	2003	2004	2005
	(in thousands)
Future cash inflows	$1,594,980	$1,982,599	$2,456,617
Future production costs	(811,821)	(826,527)	(876,858)
Future development costs	(103,218)	(146,096)	(163,476)
Future income taxes	(234,777)	(376,618)	(516,416)

Future net cash flows	445,164	633,358	899,867
10% annual discount for estimated timing of cash flows	(186,687)	(229,306)	(334,482)

Standardized measure of discounted future net cash flows	$258,477	$404,052	$565,385

        The following table summarizes changes in the standardized measure of discounted future net cash flows.

	As of December 31,
	2003	2004	2005
	(in thousands)
Beginning of the year	$322,981	$258,477	$404,052
Revisions to previous estimates:
Changes in prices and production costs	(60,766)	298,394	332,940
Revisions of previous quantity estimates	(53,586)	(115,876)	(28,544)
Changes in future development costs	7,894	(32,472)	(54,784)
Development costs incurred during the period	6,993	18,734	61,404
Extensions, discoveries and improved recovery, net of related costs	7,492	88,056	59,733
Sales of oil and natural gas, net of production costs	(62,842)	(86,752)	(137,054)
Accretion of discount	48,394	39,658	65,308
Net change in income taxes	22,848	(110,920)	(79,418)
Sale of reserves in place	—	(1,317)	(73,081)
Purchases of reserves in place	—	—	47,046
Production timing and other	19,069	48,070	(32,217)

End of year	$258,477	$404,052	$565,385

16.    GUARANTOR FINANCIAL INFORMATION

        In connection with the issuance of the senior notes in December 2004, BMC, Ltd., Whittier Pipeline Corp. and 217 State Street, Inc. ("Guarantors") fully and unconditionally guaranteed, on a joint and several basis, the Company's obligations under the senior notes. On March 31, 2005, Marquez Energy became a Guarantor of the senior notes. The Company had two subsidiaries, 6267 Carpinteria and Ellwood Pipeline, Inc., that have not been Guarantors, and 6267 Carpinteria ceased being a subsidiary on March 22, 2006 (the "Non-Guarantor Subsidiaries"). On November 1, 2005, the Company merged Marquez Energy and 217 State Street with and into Venoco, Inc., leaving BMC and Whittier as the only Guarantors until the TexCal Acquisition. On March 31, 2006, TexCal and its four subsidiaries became Guarantors. All Guarantors are 100% owned by the Company.

        The following are condensed consolidating statements of operations for the Company for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006; condensed consolidating balance sheets as of December 31, 2004 and 2005 and September 30, 2006; and condensed consolidating statements of cash flows for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006. The condensed consolidating financial information for 2003 and 2004 has been revised to reflect the guarantor and non-guarantor status of the Company's subsidiaries at December 31, 2005.

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS—

YEAR ENDED DECEMBER 31, 2003 (Predecessor)

(in thousands)

	Venoco, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
REVENUES:
Oil and natural gas	$102,642	$7,112	$—	$—	$109,754
Commodity derivative losses—realized	(10,272)	—	—	—	(10,272)
Commodity derivative losses—unrealized	—	—	—	—	—
Other	3,980	—	5,868	(4,595)	5,253

Total revenues	96,350	7,112	5,868	(4,595)	104,735

EXPENSES:
Oil and natural gas production	42,650	1,928	1,039	—	45,617
Transportation expense	7,115	—	—	(4,330)	2,785
Depletion, depreciation, amortization and impairment	14,670	818	673	—	16,161
Accretion of abandonment liability	1,322	68	11	—	1,401
General and administrative, net of amounts capitalized	10,931	670	296	(265)	11,632
Litigation settlement	6,000	—	—	—	6,000
Amortization of deferred loan costs	370	—	—	—	370
Interest, net	3,124	—	(999)	—	2,125

Total expenses	86,182	3,484	1,020	(4,595)	86,091

Equity in subsidiary income	4,726	—	—	(4,726)	—

Income before income taxes and cumulative effect of change in accounting principle	14,894	3,628	4,848	(4,726)	18,644
Income tax expense	4,295	1,533	2,048	—	7,876

Net income before cumulative effect of change in accounting principle	10,599	2,095	2,800	(4,726)	10,768

Cumulative effect of change in accounting principle, net of tax	580	(169)	—	—	411

Net income	$11,179	$1,926	$2,800	$(4,726)	$11,179

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS—

YEAR ENDED DECEMBER 31, 2004 (Predecessor)

(in thousands)

	Venoco, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
REVENUES:
Oil and natural gas	$131,263	$8,698	$—	$—	$139,961
Commodity derivative losses—realized	(17,589)	—	—	—	(17,589)
Commodity derivative losses—unrealized	(1,096)	—	—	—	(1,096)
Other	4,079	58	5,946	(4,626)	5,457

Total revenues	116,657	8,756	5,946	(4,626)	126,733

EXPENSES:
Oil and natural gas production	46,027	2,031	1,509	—	49,567
Transportation expense	7,285	—	—	(4,370)	2,915
Depletion, depreciation, amortization and impairment	15,529	787	173	—	16,489
Accretion of abandonment liability	1,389	71	22	—	1,482
General and administrative, net of amounts capitalized	10,685	630	213	(256)	11,272
Amortization of deferred loan costs	3,050	—	—	—	3,050
Interest, net	3,663	—	(1,394)	—	2,269

Total expenses	87,628	3,519	523	(4,626)	87,044

Equity in subsidiary income	6,216	—	—	(6,216)	—

Income before income taxes	35,245	5,237	5,423	(6,216)	39,689
Income tax expense	11,644	2,246	2,198	—	16,088

Income before minority interest in Marquez Energy	23,601	2,991	3,225	(6,216)	23,601
Minority interest in Marquez Energy	95	—	—	—	95

Net income	$23,506	$2,991	$3,225	$(6,216)	$23,506

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS—

YEAR ENDED DECEMBER 31, 2005 (Successor)

(in thousands)

	Venoco, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
REVENUES:
Oil and natural gas sales	$186,130	$4,962	$—	$—	$191,092
Commodity derivative losses—realized	(22,870)	—	—	—	(22,870)
Commodity derivative losses—unrealized	(34,725)	—	—	—	(34,725)
Other	3,283	21,670	7,110	(27,607)	4,456

Total revenues	131,818	26,632	7,110	(27,607)	137,953

EXPENSES:
Oil and natural gas production	51,751	547	1,740	—	54,038
Transportation expense	6,817	—	—	(4,221)	2,596
Depletion, depreciation, amortization and impairment	21,070	313	297	—	21,680
Accretion of abandonment liability	1,663	67	22	—	1,752
General and administrative, net of amounts capitalized	16,950	125	654	(1,722)	16,007
Amortization of deferred loan costs	15,621	(665)	(1,283)	—	13,673
Interest, net	1,755	—	—	—	1,755

Total expenses	115,627	387	1,430	(5,943)	111,501

Equity in subsidiary income	5,987	—	—	(5,987)	—

Income before income taxes	22,178	26,245	5,680	(27,651)	26,452
Income tax provision (benefit)	6,026	10,221	2,211	(8,158)	10,300

Income before minority interest	16,152	16,024	3,469	(19,493)	16,152
Minority interest in Marquez Energy	(42)	—	—	—	(42)

Net income	$16,110	$16,024	$3,469	$(19,493)	$16,110

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2005 (Successor) (Unaudited)

(in thousands)

	Venoco, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
REVENUES:
Oil and natural gas sales	$131,436	$3,232	$—	$—	$134,668
Commodity derivative losses (realized)	(15,442)	—	—	—	(15,442)
Commodity derivative losses (unrealized)	(44,241)	—	—	—	(44,241)
Other	2,349	21,670	5,364	(26,516)	2,867

Total revenues	74,102	24,902	5,364	(26,516)	77,852

EXPENSES:
Oil and natural gas production	36,535	494	1,001	—	38,030
Transportation expense	5,234	—	—	(3,554)	1,680
Depletion, depreciation and amortization	14,615	294	218	—	15,127
Accretion of abandonment liability	1,242	53	16	—	1,311
General and administrative, net of amounts capitalized	11,675	124	419	(1,564)	10,654
Amortization of deferred loan costs	1,341	—	—	—	1,341
Interest, net	11,761	(665)	(915)	—	10,181

Total expenses	82,403	300	739	(5,118)	78,324

Equity in subsidiary income	4,726			(4,726)	—

Income before income taxes	(3,575)	24,602	4,625	(26,124)	(472)
Income tax provision (benefit)	(3,746)	9,751	1,834	(8,482)	(643)

Income before minority interest in Marquez Energy	171	14,851	2,791	(17,642)	171
Minority interest in Marquez Energy	42	—	—	—	42

Net income	$129	$14,851	$2,791	$(17,642)	$129

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2006 (Successor) (Unaudited)

(in thousands)

	Venoco, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
REVENUES:
Oil and natural gas sales	$147,968	$55,301	$—	$—	$203,269
Commodity derivative losses (realized)	(19,764)	—	—	—	(19,764)
Commodity derivative losses (unrealized)	13,413	—	—	—	13,413
Other	4,042	49	4,007	(3,389)	4,709

Total revenues	145,659	55,350	4,007	(3,389)	201,627

EXPENSES:
Oil and natural gas production	40,657	20,481	1,429	—	62,567
Transportation expense	4,887	181	—	(2,829)	2,239
Depletion, depreciation and amortization	29,661	12,071	115	—	41,847
Accretion of abandonment liability	1,376	375	17	—	1,768
General and administrative, net of amounts capitalized	19,069	787	270	(560)	19,566
Amortization of deferred loan costs	2,570	—	—	—	2,570
Interest, net	37,138	(248)	(1,590)	—	35,300

Total expenses	135,358	33,647	241	(3,389)	165,857

Equity in subsidiary income	15,281	—	—	(15,281)	—

Income before income taxes	25,582	21,703	3,766	(15,281)	35,770
Income tax provision (benefit)	3,912	8,682	1,506	—	14,100

Net income	$21,670	$13,021	$2,260	$(15,281)	$21,670

CONDENSED CONSOLIDATING BALANCE SHEETS

AT DECEMBER 31, 2004 (Successor)

(in thousands)

	Venoco, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$54,665	$—	$50	$—	$54,715
Accounts receivable	17,210	—	545	—	17,755
Inventories	1,079	—	—	—	1,079
Prepaid expenses and other current assets	3,244	—	187	—	3,431
Notes receivable—officers	1,420	—	—	—	1,420
Income tax receivable	3,906	—	—	—	3,906
Deferred income taxes	209	—	—	—	209
Commodity derivatives	5,300	—	—	—	5,300

TOTAL CURRENT ASSETS	87,033	—	782	—	87,815

PROPERTY, PLANT & EQUIPMENT, NET	158,562	24,846	15,155	—	198,563
COMMODITY DERIVATIVES	4,855	—	—	—	4,855
INVESTMENTS IN AFFILIATES	56,495	—	—	(56,495)	—
DEFERRED LOAN COSTS	6,596	—	—	—	6,596
OTHER	1,053	—	—	—	1,053

TOTAL ASSETS	$314,594	$24,846	$15,937	$(56,495)	$298,882

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$19,038	$—	$347	$—	$19,385
Undistributed revenue payable	4,774	—	—	—	4,774
Current maturities of long-term debt	—	—	127	—	127
Commodity derivatives	1,520	—	—	—	1,520
Repurchase of common stock	5,316	—	—	—	5,316

TOTAL CURRENT LIABILITIES	30,648	—	474	—	31,122

LONG-TERM DEBT	153,727	—	9,815	—	163,542
DEFERRED INCOME TAXES	32,208	—	—	—	32,208
ASSET RETIREMENT OBLIGATIONS	21,526	1,236	422	—	23,184
INTERCOMPANY PAYABLES (RECEIVABLES)	27,659	(14,128)	(13,531)	—	—

TOTAL LIABILITIES	265,768	(12,892)	(2,820)	—	250,056

Minority interest in Marquez Energy	387	—	—	—	387
TOTAL STOCKHOLDERS' EQUITY	48,439	37,738	18,757	(56,495)	48,439

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$314,594	$24,846	$15,937	$(56,495)	$298,882

CONDENSED CONSOLIDATING BALANCE SHEETS

AT DECEMBER 31, 2005 (Successor)

(in thousands)

	Venoco, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$9,041	$—	$348	$—	$9,389
Accounts receivable	29,253	490	98	—	29,841
Inventories	1,753	—	—	—	1,753
Commodity derivatives	3,391	—	—	—	3,391
Prepaid expenses and other current assets	3,894	—	457	—	4,351
Income taxes receivable	4,107	—	—	—	4,107
Deferred income taxes	8,611	—	—	—	8,611

TOTAL CURRENT ASSETS	60,050	490	903	—	61,443

PROPERTY, PLANT & EQUIPMENT, NET	222,798	17,756	14,868	(21,646)	233,776
COMMODITY DERIVATIVES	69	—	—	—	69
INVESTMENTS IN AFFILIATES	69,651	—	—	(69,651)	—
OTHER	7,270	—	—	—	7,270

TOTAL ASSETS	$359,838	$18,246	$15,771	$(91,297)	$302,558

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$31,784	10	60	—	$31,854
Undistributed revenue payable	2,155	—	—	—	2,155
Current maturities of long-term debt	—	—	126	—	126
Commodity derivatives	26,397	—	—	—	26,397

TOTAL CURRENT LIABILITIES	60,336	10	186	—	60,532

LONG-TERM DEBT	169,180	—	9,763	—	178,943
DEFERRED INCOME TAXES	24,108	—	—	—	24,108
ASSET RETIREMENT OBLIGATIONS	21,507	701	441	—	22,649
INTERCOMPANY PAYABLES (RECEIVABLES)	68,381	(49,325)	(19,056)	—	—
OTHER LIABILITIES	11,992	—	—	—	11,992

TOTAL LIABILITIES	355,504	(48,614)	(8,666)	—	298,224

TOTAL STOCKHOLDERS' EQUITY	4,334	66,860	24,437	(91,297)	4,334

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$359,838	$18,246	$15,771	$(91,297)	$302,558

CONDENSED CONSOLIDATING BALANCE SHEETS

AT SEPTEMBER 30, 2006 (Successor) (Unaudited)

(in thousands)

	Venoco, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$9,143	$7,845	$71	$—	$17,059
Accounts receivable	24,318	17,890	119	—	42,327
Inventories	2,289	60	—	—	2,349
Prepaid expenses and other current assets	5,460	1,556	—	—	7,016
Income taxes receivable	6,810	—	—	—	6,810
Commodity derivatives	11,270	—	—	—	11,270

TOTAL CURRENT ASSETS	59,290	27,351	190	—	86,831

PROPERTY, PLANT & EQUIPMENT, NET	306,138	486,025	954	(21,664)	771,453
COMMODITY DERIVATIVES	9,892	—	—	—	9,892
INVESTMENTS IN AFFILIATES	551,693	—	—	(551,693)	—
OTHER	20,183	814	—	—	20,997

TOTAL ASSETS	$947,196	$514,190	$1,144	$(573,357)	$889,173

LIABILITIES AND STOCKHOLDERS EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$43,529	$9,922	$—	$—	$53,451
Undistributed revenue payable	2,717	9,882	(3,384)	—	15,983
Interest payable	14,995	(5)	—	—	14,990
Deferred income taxes	2,085	—	—	—	2,085
Commodity derivatives	13,538	—	—	—	13,538

TOTAL CURRENT LIABILITIES:	76,864	19,799	(3,384)	—	100,047

LONG-TERM DEBT	678,811	—	—	—	678,811
DEFERRED INCOME TAXES	34,807	—	—	—	34,807
COMMODITY DERIVATIVES	11,171	—	—	—	11,171
ASSET RETIREMENT OBLIGATIONS	26,337	8,644	458	—	35,439
INTERCOMPANY PAYABLES (RECEIVABLES)	90,308	(56,773)	(33,535)	—	—
OTHER LONG-TERM LIABILITIES	1,117	—	—	—	1,117

TOTAL LIABILITIES	919,415	(28,330)	(29,693)	—	861,392

TOTAL STOCKHOLDERS' EQUITY	27,781	542,520	30,837	(573,357)	27,781

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$947,196	$514,190	$1,144	$(573,357)	$889,173

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003 (Predecessor)

(in thousands)

	Venoco, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
OPERATING ACTIVITIES
Net cash provided by operating activities	$21,770	$4,524	$5,263	$—	$31,557
CASH FLOWS FROM INVESTING ACTIVITIES:
Expenditures for oil and natural gas properties	(9,180)	(595)	(978)	—	(10,753)
Expenditures for other property and equipment	(32)	—	—	—	(32)
Proceeds from sale of oil and natural gas properties	1	—	—	—	1
Proceeds from sale of other property and equipment	16	—	—	—	16
Notes receivable—officers and employees	237	—	—	—	237

Net cash used in investing activities	(8,958)	(595)	(978)	—	(10,531)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from intercompany borrowings	8,177	(3,929)	(4,248)	—	—
Principal payments on long-term debt	(23,333)	—	—	—	(23,333)

Net cash used in financing activities	(15,156)	(3,929)	(4,248)	—	(23,333)

Net (decrease) increase in cash and cash equivalents	(2,344)	—	37	—	(2,307)
Cash and cash equivalents, beginning of year	10,716	—	8	—	10,724

Cash and cash equivalents, end of year	$8,372	$—	$45	$—	$8,417

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004 (Predecessor)

(in thousands)

	Venoco, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
OPERATING ACTIVITIES
Net cash provided by operating activities	$32,092	$6,094	$5,123	$—	$43,309
CASH FLOWS FROM INVESTING ACTIVITIES:
Expenditures for oil and natural gas properties	(15,449)	(684)	(213)	—	(16,346)
Expenditures for other property and equipment	(245)	(16)	—	—	(261)
Purchase of new building	—	—	(14,653)	—	(14,653)
Proceeds from sale of oil and natural gas properties	1,526	—	—	—	1,526
Proceeds from sale of other property and equipment	—	—	228	—	228
Acquisition of Marquez Energy	(672)	—	—	—	(672)
Notes receivable—officers and employees	2,188	—	—	—	2,188

Net cash used in investing activities	(12,652)	(700)	(14,638)	—	(27,990)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from intercompany borrowings	5,815	(5,394)	(421)	—	—
Proceeds from long-term debt	262,397	—	10,000	—	272,397
Principal payments on long-term debt	(159,595)	—	(59)	—	(159,654)
Increase in deferred loan costs	(9,653)	—	—	—	(9,653)
Purchase of preferred stock and unpaid dividends	(72,000)	—	—	—	(72,000)
Contributions from Marquez Energy members	500	—	—	—	500
Distribution payments to Marquez Energy members	(611)	—	—	—	(611)

Net cash (used in) provided by financing activities	26,853	(5,394)	9,520	—	30,979

Net increase in cash and cash equivalents	46,293	—	5	—	46,298
Cash and cash equivalents, beginning of period	8,372	—	45	—	8,417

Cash and cash equivalents, end of period	$54,665	$—	$50	$—	$54,715

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005 (Successor)

(in thousands)

	Venoco, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
OPERATING ACTIVITIES
Net cash provided by operating activities	$27,873	$6,174	$5,884	$—	$39,931
CASH FLOWS FROM INVESTING ACTIVITIES:
Expenditures for oil and natural gas properties	(72,217)	(16,068)	(8)	—	(88,293)
Expenditures for other property and equipment	(1,813)	—	—	—	(1,813)
Proceeds from sale of oil and natural gas properties	—	44,619	—	—	44,619
Acquisition of Marquez Energy, LLC	(14,628)	—	—	—	(14,628)
Notes receivable—officers and employees	—	1,420	—	—	1,420

Net cash (used in) provided by investing activities	(88,658)	29,971	(8)	—	(58,695)
Net proceeds from (repayments of) intercompany borrowings	37,869	(32,344)	(5,525)	—	—
Proceeds from long-term debt	59,000	—	—	—	59,000
Principal payments on long-term debt	(39,000)	(4,684)	(53)	—	(43,737)
Increase in deferred loan costs	(817)	—	—	—	(817)
Payments of dividends	(35,000)	—	—	—	(35,000)
Distribution payments to Marquez Energy member	—	(707)	—	—	(707)
Repurchase common stock	(5,301)	—	—	—	(5,301)

Net cash (used in) provided by financing activities	16,751	(37,735)	(5,578)	—	(26,562)

Net (decrease) increase in cash and cash equivalents	(44,034)	(1,590)	298	—	(45,326)
Cash and cash equivalents, beginning of period	53,075	1,590	50	—	54,715

Cash and cash equivalents, end of period	$9,041	$—	$348	$—	$9,389

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30, 2005 (Successor) (Unaudited)

(in thousands)

	Venoco, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
OPERATING ACTIVITIES:
Net cash provided by operating activities	$24,633	$4,504	$4,688	$—	$33,825
CASH FLOWS FROM INVESTING ACTIVITIES:
Expenditures for oil and natural gas properties	(49,826)	(9,349)	(8)	—	(59,183)
Acquisition of Marquez Energy, LLC	(14,628)	—	—	—	(14,628)
Proceeds from sale of oil and natural gas properties	—	44,619	—	—	44,619
Notes receivable—officers and employees	(50)	1,420	—	—	1,370
Expenditures for property and equipment and other	(1,317)	—	—	—	(1,317)

Net cash provided by (used in) investing activities	(65,821)	36,690	(8)	—	(29,139)

Net proceeds from (repayments of) intercompany borrowings	3,978	(974)	(3,004)	—	—
Proceeds from long-term debt	39,000	—	—	—	39,000
Principal payments on long-term debt	(43,684)	—	(22)	—	(43,706)
Distribution payments to Marquez Energy members	(707)	—	—	—	(707)
Dividend paid to shareholder	(35,000)	—	—	—	(35,000)
Repurchase of common shares	(5,301)	—	—	—	(5,301)
Deferred loan costs	(664)	—	—	—	(664)

Net cash used in financing activities	(42,378)	(974)	(3,026)	—	(46,378)

Net increase (decrease) in cash and cash equivalents	(83,566)	40,220	1,654	—	(41,692)
Cash and cash equivalents, beginning of period	54,665	—	50	—	54,715

Cash and cash equivalents, end of period	$(28,901)	$40,220	$1,704	$—	$13,023

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30, 2006 (Successor) (Unaudited)

(in thousands)

	Venoco, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
OPERATING ACTIVITIES:
Net cash provided by (used in) operating activities	$100,970	$(1,655)	$(2,272)	$—	$97,043
CASH FLOWS FROM INVESTING ACTIVITIES:
Expenditures for oil and natural gas properties	(111,584)	(23,477)	—	—	(135,061)
Proceeds from sale of oil and natural gas properties	—	3,031	—	—	3,031
Investment in Texcal, net of cash acquired	(456,810)	9,291	—	—	(447,519)
Expenditures for property and equipment and other	(4,653)	(61)	—	—	(4,714)

Net cash used in investing activities	(573,047)	(11,216)	—	—	(584,263)

Net proceeds from (repayments of) intercompany borrowings	(22,744)	20,716	2,028	—	—
Proceeds from long-term debt	524,529	—	—	—	524,529
Principal payments on long-term debt	(15,000)	—	(33)	—	(15,033)
Dividend paid to shareholder	(426)	—	—	—	(426)
Deferred loan costs	(14,180)	—	—	—	(14,180)

Net cash provided by financing activities	472,179	20,716	1,995	—	494,890

Net increase (decrease) in cash and cash equivalents	102	7,845	(277)	—	7,670
Cash and cash equivalents, beginning of period	9,041	—	348	—	9,389

Cash and cash equivalents, end of period	$9,143	$7,845	$71	$—	$17,059

INDEPENDENT AUDITORS' REPORT

To the Unitholders and Board of Directors
TexCal Energy (LP) LLC
Wilmington, Delaware

        We have audited the accompanying consolidated balance sheets of TexCal Energy (LP) LLC ("Successor") as of December 31, 2004 and 2005, and the related consolidated statements of operations, members' equity and cash flows for the period from the Successor's inception of operations (October 1, 2004) through December 31, 2004 and for the year ended December 31, 2005, and the statements of operations, capital deficit and cash flows of Tri-Union Development Corporation ("Predecessor" as described in Note 1 of the notes to consolidated financial statements) for the year ended December 31, 2003 and for the period from January 1, 2004 to September 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the Successor consolidated financial statements referred to above present fairly, in all material respects, the financial position of TexCal Energy (LP) LLC at December 31, 2004 and 2005, and the results of its operations and its cash flows for the period from the Successor's inception of operations (October 1, 2004) through December 31, 2004 and for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the Predecessor consolidated financial statements referred to above present fairly, in all material aspects, the results of operations and cash flows of the Predecessor for the year ended December 31, 2003 and for the period from January 1, 2004 to September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Notes 1 and 2 to the consolidated financial statements, effective October 1, 2004, the Successor acquired a majority of the operations of the Predecessor in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial statements for the period after the acquisition are presented on a different cost basis than that for the periods before the acquisition and, therefore, are not comparable.

        As discussed in Note 6 to the consolidated financial statements, effective January 1, 2003, the Predecessor changed its method of accounting for asset retirement obligations.

/s/ BDO SEIDMAN, LLP

BDO Seidman, LLP

Houston, Texas
March 23, 2006

TEXCAL ENERGY (LP) LLC

CONSOLIDATED BALANCE SHEETS

(In thousands)

	Successor December 31,
	2004	2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6,595	$20,845
Restricted cash	1,087	1,110
Accounts receivable, net of allowance for doubtful accounts of $1,335 and $605 at December 31, 2004 and 2005, respectively	6,265	16,934
Prepaid expenses and other current assets	1,013	1,687
Commodity derivatives	—	101

Total current assets	14,960	40,677

PROPERTY, PLANT AND EQUIPMENT, AT COST:
Oil and natural gas properties—full cost method	124,020	144,160
Other property and equipment	419	704

Total property, plant, and equipment	124,439	144,864
Accumulated depletion, depreciation and amortization	(1,726)	(12,442)

Net property, plant, and equipment	122,713	132,422

OTHER ASSETS:
Deferred loan costs, net	309	209
Other	1,661	809

Total other assets	1,970	1,018

TOTAL ASSETS	$139,643	$174,117

LIABILITIES AND MEMBERS' EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$8,554	$10,672
Undistributed revenue payable	8,720	12,093
Accrued interest	62	25
Members' distributions	—	2,432
Commodity derivatives	4,033	—

Total current liabilities	21,369	25,222
LONG-TERM DEBT	9,000	—
ASSET RETIREMENT OBLIGATIONS	6,837	7,816

Total liabilities	37,206	33,038
COMMITMENTS AND CONTINGENCIES
MEMBERS' EQUITY:
Members' units	98,000	98,000
Accumulated earnings	4,437	43,079

Total members' equity	102,437	141,079

TOTAL LIABILITIES AND MEMBERS' EQUITY	$139,643	$174,117

See accompanying notes to consolidated financial statements.

TEXCAL ENERGY (LP) LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	Predecessor		Successor
	Year Ended December 31, 2003	Nine Months Ended September 30, 2004	Inception to December 31, 2004	Year Ended December 31, 2005
REVENUES:
Oil and natural gas sales	$41,673	$31,688	$11,353	$82,336
Commodity derivative losses (realized)	(8,865)	(11,716)	(6,201)	(3,210)
Commodity derivative losses (unrealized)	(3,910)	(88)	7,207	2,975
Other	280	309	44	1,069

Total revenues	29,178	20,193	12,403	83,170

EXPENSES:
Oil and natural gas production	16,485	11,706	4,808	22,201
Transportation expense	839	520	20	172
Depletion, depreciation and amortization	6,460	4,173	1,727	10,745
Accretion of abandonment liability	3,047	1,942	132	527
General and administrative, net of amounts capitalized	6,596	3,879	1,048	3,975
Amortization of deferred loan costs	3,572	—	21	117
Interest, net	16,291	11	210	828

Total expenses	53,290	22,231	7,966	38,565

Income (loss) before reorganization costs, cumulative effect of change in accounting principle and income taxes	(24,112)	(2,038)	4,437	44,605
Reorganization costs	963	6,597	—	—

Income (loss) before cumulative effect of change in accounting principle and income taxes	(25,075)	(8,635)	4,437	44,605
Benefit for income taxes	—	18,745	—	—

Income (loss) before cumulative effect of change in accounting principle	(25,075)	10,110	4,437	44,605
Cumulative effect of change in accounting principle	11,460	—	—	—

Net (loss) income	$(36,535)	$10,110	$4,437	$44,605

See accompanying notes to consolidated financial statements.

TEXCAL ENERGY (LP) LLC

CONSOLIDATED STATEMENTS OF CAPITAL DEFICIT AND MEMBERS' EQUITY

(In thousands, except per share amounts)

	Class A Common Stock		Class B Common Stock
					Additional Paid in Capital	Accumulated Deficit
	Shares	Amount	Shares	Amount			Total
Predecessor:
Balance, December 31, 2002	445,000	$4	65,000	$1	$26,066	$(53,176)	$(27,105)
Net loss	—	—	—	—	—	(36,535)	(36,535)

Balance, December 31, 2003	445,000	4	65,000	1	26,066	(89,711)	(63,640)
Net income	—	—	—	—	—	10,110	10,110

Balance, September 30, 2004	445,000	$4	65,000	$1	$26,066	$(79,601)	$(53,530)

	Members' Units
			Accumulated Earnings
	Units	Amount		Total
Successor:
Issuance of members' units at inception (October 1, 2004)	118,125	$98,000	$—	$98,000
Net income	—	—	4,437	4,437

Balance at December 31, 2004	118,125	98,000	4,437	102,437
Net income	—	—	44,605	44,605
Members' distributions	—	—	(5,964)	(5,964)

Balance at December 31, 2005	118,125	$98,000	$43,078	$141,078

See accompanying notes to consolidated financial statements.

TEXCAL ENERGY (LP) LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Predecessor		Successor
	Year Ended December 31, 2003	Nine Months Ended September 30, 2004	Inception to December 31, 2004	Year Ended December 31, 2005
CASH FLOW FROM OPERATING ACTIVITIES:
Net (loss) income	$(36,535)	$10,110	$4,436	$44,605
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Benefit for income taxes	—	(18,745)	—	—
Cumulative effect of change in accounting principle	11,460	—	—	—
Depletion, depreciation and amortization	6,461	4,173	1,727	10,745
Accretion of abandonment liability	3,047	1,942	132	527
Amortization of bond discounts	4,152	—	—	—
Amortization of deferred loan costs	3,571	—	21	117
Provision for doubtful accounts	194	459	—	448
Reorganization costs, net	963	6,597	—	—
Commodity derivative losses (gains)	12,776	11,804	(1,006)	235
Other	307	(24)	18	(32)
Changes in assets and liabilities, net of acquired assets and liabilities:
Accounts receivable	(638)	474	(542)	(10,638)
Prepaid expenses and other current assets	1,274	1,068	(57)	(697)
Other assets	1,299	150	(119)	378
Accounts payable and other liabilities	(15,928)	2,420	(2,387)	5,131
Pre-petition liabilities subject to compromise	35,849	122	—	—
Asset retirement obligation	(8,478)	(1,270)	—	(375)

Net cash provided by operating activities before reorganization items	19,774	19,280	2,223	50,444

OPERATING CASH FLOWS FROM REORGANIZATION
Items:
Bankruptcy related professional fees paid	(1,213)	(5,413)	—	—

Net cash provided by operating activities	18,561	13,867	2,223	50,444

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash related to acquisition of assets and liabilities	—	—	3,246	—
Expenditures for oil and natural gas properties	(4,714)	(926)	(1,210)	(22,131)
Expenditures for other property and equipment	(130)	(40)	(69)	(359)
Proceeds from sale of oil and natural gas properties	301	20	—	3,250
Proceeds from sale of other property and equipment	30	4	—	70
Cash settlements on commodity derivatives	(8,085)	(11,606)	(6,265)	(4,369)

Net cash used in investing activities	(12,598)	(12,548)	(4,298)	(23,539)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	—	—	9,000	2,000
Principal payments on long-term debt	—	—	—	(11,000)
Deferred loan costs	—	—	(330)	(16)
Payment of other liabilities	(1,798)	—	—	—
Members' distributions	—	—	—	(3,639)

Net cash provided by (used in) financing activities	(1,798)	—	8,670	(12,655)

Net increase in cash and cash equivalents	4,165	1,319	6,595	14,250
Cash and cash equivalents—beginning of period	1,542	5,706	—	6,595

Cash and cash equivalents—end of period	$5,707	$7,025	$6,595	$20,845

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$20	$10	$220	$749
Asset retirement obligation costs and liabilities	$14,082	$(51)	$7,242	$1,258
Reorganization costs accrued in accounts payable and accrued liabilities	$293	$1,395	$—	$—
Supplemental disclosure of non-cash activities:
Accrued members' distribution	$—	$—	$—	$2,324

See accompanying notes to consolidated financial statements.

TEXCAL ENERGY (LP) LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Description of the Company and Basis of Presentation

Description of the Company

        TexCal Energy (LP) LLC (along with its subsidiaries, collectively the "Company" or the "Successor") is an independent oil and natural gas company. The Company's properties are comprised of a portion of the former business of Tri-Union Development Corporation ("TDC" or the "Predecessor"). The Company is engaged in the acquisition, operation and development of oil and natural gas properties located onshore in the Texas Gulf Coast region and in the Sacramento Basin of northern California.

        TexCal Energy (LP) LLC (the "Limited Partner") is a limited liability company formed in the State of Delaware in August 2003. The Limited Partner did not conduct any business activities until October 1, 2004. The Limited Partner has four subsidiaries, each of which is directly or indirectly wholly-owned. TexCal Energy (GP) LLC (the "General Partner") is a limited liability company formed in the State of Delaware and is directly wholly owned by the Limited Partner. The General Partner owns a .001% interest in three (3) subsidiaries, TexCal Energy North Cal L.P., TexCal Energy South Cal L.P. and TexCal Energy South Texas L.P., each of which is a partnership formed in the State of Texas in September 2004, hereinafter collectively referred to as "Subsidiaries," with the remaining 99.999% interest being owned by the Limited Partner. The Limited Partner is a privately held entity wholly owned by the former Noteholders of TDC (see Note 2).

Basis of Presentation

        The results of operations and cash flows and related disclosures for periods prior to October 1, 2004, the effective date of the transaction in which the Company acquired its properties from the Predecessor (the "Effective Date"), are presented as the results of the Predecessor. The financial position, results of operations and cash flows and related disclosures subsequent to the Effective Date as of and for the three months ended December 31, 2004 and for the year ended December 31, 2005 are those of the Successor.

        The consolidated financial statements of the Successor as of and from Inception (October 1, 2004) to December 31, 2004 and for the year ended December 31, 2005 reflect the acquisition of TDC under the purchase method of accounting in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations.

        The results of the Successor are not comparable to the results of the Predecessor as they are presented on a different cost basis from that for the periods before the Effective Date. Furthermore, all amounts contained within the Predecessor's consolidated financial statements for the year ended December 31, 2003 and the nine months ended September 30, 2004 include oil and natural gas properties located offshore in the shallow waters of the Gulf of Mexico which were not acquired by the Successor and costs related to the bankruptcy of the Predecessor.

        In accordance with GAAP, the Predecessor has applied American Institute of Certified Public Accountants' ("AICPA") Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7"), in preparing the Consolidated Financial Statements for the year ended December 31, 2003 and for the nine months ended September 30, 2004. SOP 90-7 requires that the financial statements, for periods subsequent to the Chapter 11 filing, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain revenues, expenses (including professional fees), realized gains and losses and provisions for losses that are realized or incurred in the bankruptcy proceedings are recorded in reorganization costs, net on the accompanying Consolidated Statements of Operations. As noted above, the Successor, which acquired certain assets and liabilities from the Predecessor, was not the debtor in bankruptcy, and, as such, did not apply SOP 90-7.

Note 2—Acquisition of Certain Assets and Liabilities

        The Successor was formed to acquire certain assets, liabilities and operations of TDC and its subsidiary, Tri-Union Operating Company ("TOC"). During 2003, TDC was in default on approximately $118 million of its 12.5% senior secured notes due 2006 (the "TDC Notes"). Unable to pay or restructure these obligations, on October 20, 2003, TDC and TOC filed for protection under Chapter 11 ("Current Bankruptcy Case") of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Texas, Houston Division. TDC filed a Plan of Reorganization immediately upon commencement of the case. TDC's Plan provided for a credit bid process pursuant to the terms of a Purchase and Sale Agreement ("PSA"). The PSA provided a structure under which the Company, in exchange for the TDC Notes contributed to it by the Noteholders, or any other qualified buyer bidding with cash, could purchase certain of TDC's and TOC's Texas onshore and California oil and natural gas assets and certain other assets in the form of cash, accounts receivable, prepaid expenses, furniture, fixtures and equipment, restricted cash balances and other assets net of certain liabilities in the form of accounts payable, accrued liabilities and a liability associated with hedge contracts (hereinafter referred to as the "Acquisition Assets and Liabilities"). The terms of the PSA required a minimum starting bid of $98 million. In August 2004, a structured one-day auction was held at which time the Company utilized $98 million of its TDC Notes to acquire the Acquisition Assets and Liabilities (the "Acquisition").

        Effective October 1, 2004 (date of "Inception"), TDC and TOC transferred to the Company their rights, title and interest in the Acquisition Assets and Liabilities pursuant to the terms of the PSA. The remaining assets, liabilities and operations of TDC and TOC relate to Texas offshore oil and natural gas operations that were not purchased by the Company. The holders of the TDC Notes received a number of issued and outstanding common units of the Limited Partner based on the proportionate amount of TDC Notes owned by them. Each holder of a $1,000 TDC Note was entitled to a single Class A common unit of the Limited Partner pursuant to the rights, preferences and limitations as set forth in the Amended and Restated Limited Liability Company Agreement of the Limited Partner ("LLC Agreement") dated as of September 30, 2004. As of December 31, 2004 and 2005, the Limited Partner had 118,125 units authorized and issued. Each holder of Class A common units of the Limited Partner is a member in the Limited Partner.

        The Company recorded the Acquisition Assets and Liabilities at their respective fair-market values as prescribed by SFAS 141, Accounting for Business Combinations. SFAS 141 prescribes the method whereby assets acquired in exchange transactions that trigger the initial recognition of the assets acquired and any liabilities assumed or incurred, and equity shares issued are recorded. Initial members' equity was recorded at the $98 million of notes used to acquire the Acquisition Assets and

Liabilities. The table below summarizes the assets and liabilities conveyed to or assumed by the Company and its Subsidiaries as of October 1, 2004, and their fair-market values (in thousands):

Current assets	$10,279
Oil and natural gas properties	115,569
Other non-current assets	1,909

Total acquisition assets	$127,757

Accounts payable and accrued liabilities	$18,453
Derivative contracts	11,304
Members' equity	98,000

Total acquisition liabilities and members' equity	$127,757

Note 3—Summary of Significant Accounting Policies

Consolidation Principles

        The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for all periods presented and include the accounts of the Company and its subsidiaries.

Use of Estimates

        The accompanying consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant assumptions are required in the quantification and valuation of proved oil and natural gas reserves, which as described herein may affect the amount at which oil and natural gas properties are recorded and related depreciation, depletion and amortization are calculated. Actual results could differ materially from these estimates.

Oil and Natural Gas Properties

        The Company follows the full cost method of accounting for oil and natural gas property acquisition, exploration and development activities. Under this method, all productive and nonproductive costs incurred in connection with the acquisition of, exploration for and development of oil and natural gas reserves for each cost center are capitalized. Capitalized costs include lease acquisitions, geological and geophysical work, delay rentals and the costs of drilling, completing and equipping oil and natural gas wells. Sales of oil and natural gas properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustment would significantly alter the relationship between capitalized costs and proved reserves. The Company operates within one cost center comprised of the United States of America.

        Capitalized costs of proved oil and natural gas properties are depleted on a unit of production method using estimated proved oil and natural gas reserves. The amortizable base used to calculate unit of production depletion includes estimated future development costs and dismantlement, restoration, and abandonment costs, net of estimated salvage values.

        Internal costs, including salaries, benefits and other salary related costs, which can be directly identified with acquisition, exploration or development activities are capitalized, while any costs related to production, general corporate overhead, or similar activities are charged to expense. Geological and geophysical costs not directly associated with a specific unevaluated property are included in the amortization base as incurred. Capitalized internal costs directly identified with the Predecessor's acquisition, exploration and development activities amounted to approximately $1,262,000 and $604,000 during the year ended December 31, 2003 and for the nine months ended September 30, 2004, respectively. Capitalized internal costs directly identified with the Successor's acquisition, exploration and development activities, and included in capitalized oil and natural gas properties amounted to approximately $201,000 and $769,000 for the period from Inception through December 31, 2004 and for the year ended December 31, 2005, respectively.

        The costs of unproved properties are excluded from amortization until the properties are evaluated, subject to an annual assessment of whether impairment has occurred. In determining whether impairment of unevaluated properties has occurred, management evaluates, among other factors, current oil and natural gas industry conditions, capital availability, primary lease terms of the properties, holding periods of the properties, and available geological and geophysical data. Any impairment assessed is added to the costs being amortized. Costs of drilling exploratory dry holes are included in the amortization base immediately upon determination that a well is dry. At December 31, 2004 and 2005, all of the Company's oil and natural gas properties were classified as evaluated and are included in the amortization base. The Company's proved oil and natural gas reserves were estimated by an independent petroleum engineering firm.

        The capitalized oil and natural gas property costs, less accumulated depreciation, depletion and amortization and related deferred income taxes, if any, are generally limited to an amount (the ceiling limitation) equal to the sum of (a) the present value of estimated future net revenues computed by applying current prices in effect as of the balance sheet date to estimated future production of proved oil and natural gas reserves, less estimated future expenditures (based on current costs) to be incurred in developing and producing the reserves using a discount factor of 10% and assuming continuation of existing economic conditions; and (b) the cost of investments in unevaluated properties excluded from the costs being amortized. No ceiling write down was recorded for any periods presented.

        General and administrative expenses are reported net of amounts allocated to working interest owners of the oil and natural gas properties operated by the Company, net of amounts charged for administrative and overhead costs and net of amounts capitalized pursuant to the full cost method of accounting.

Furniture, Fixtures and Equipment

        Furniture, fixtures and equipment are carried at cost. Depreciation is provided on the straight-line basis using estimated useful lives of three to ten years. At the time of a retirement or sale, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is recorded to other income. Maintenance and repairs are charged to expense as incurred. Renewals, betterments and expenditures that increase the value of the property or extend its useful life are capitalized.

Settlement Receivable

        During the second quarter of 2002, TDC participated in the successful drilling and completion of a well in Grimes County, Texas. The well was brought into production during the second quarter of 2002. The title to this well was in dispute with a former shareholder of TDC. TDC favorably resolved the title dispute during its Current Bankruptcy Case and entered into a settlement agreement, the terms of which require the disputing party to repay $1.1 million expended by TDC to drill and complete the well net of funds being held in an escrow account in the amount of $430,000 and $156,000 of suspended and unpaid royalties. TDC subsequently transferred its rights and interest in the settlement to the Company. The net receivable transferred to the Company was $826,000, which was subsequently reduced to $755,000 at December 31, 2004 and had a balance of $343,000 at December 31, 2005. The receivable is being repaid by the production proceeds, offset by lease operating expenses, from the well. Once the settlement receivable is paid in full, the Company will release title to the disputed interest.

Cash Equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

        Accounts receivable are customer obligations due under normal trade terms. The Company sells its oil and natural gas production to companies involved in the transportation and refining of oil and natural gas. The Company performs continuing credit evaluations of its customers' financial condition and although it generally does not require collateral, letters of credit may be required from customers in certain circumstances.

        Senior management reviews accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible in the overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available, the Company believes the allowance for doubtful accounts as of December 31, 2005 is adequate. However, actual write-offs might exceed the recorded allowance.

Financial Instruments and Concentration of Credit Risk

        Financial instruments that subject the Company to credit risk consist of accounts receivable. The receivables are primarily from companies in the oil and natural gas industry or from individual oil and natural gas investors. The Company had revenues from certain customers representing 10% or greater of total revenues were as follows:

	Predecessor		Successor
	Year Ended December 31, 2003	Nine Months Ended September 30, 2004	Inception to December 31, 2004	Year Ended December 31, 2005
Customer A	44%	52%	60%	23%
Customer B	8%	10%	13%	6%
Customer C	15%	3%	11%	—
Customer D	—	—	—	21%
Customer E	9%	14%	4%	20%
Customer F	—	—	—	12%

        Based on the general demand for oil and natural gas, the Company does not believe that a loss of any or all of these customers would have a material adverse effect on its financial condition or results of operations.

        In the case of receivables from joint interest owners, the Company may have the ability to offset amounts due against the participant's share of production from the related property.

        Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2004 and 2005, the Company had approximately $8.2 million and $22.1 million in excess of FDIC insured limits.

Fair Value of Financial Instruments

        The carrying values of cash and cash equivalents, accounts receivable, other assets and asset retirement obligations, as well as payables, approximate their fair values at December 31, 2004 and 2005 either due to the short term nature of the instrument or because the rates used to measure the instrument are reflective of current market rates. The fair value of the Company's credit facility is based on the current rates offered for debt with the same remaining maturities. The fair value and carrying value of the debt is $9.0 million and $0 at December 31, 2004 and December 31, 2005, respectively.

Income Taxes

  Successor

        The Limited Partner is a limited liability company. Consequently, its taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying consolidated financial statements.

        The Subsidiaries are limited partnerships. Consequently, they are not taxpaying entities for federal or state income tax purposes; accordingly, a provision for income taxes has not been recorded in the accompanying consolidated financial statements for the Subsidiaries. Partnership income or losses are reflected in the partners' individual or corporate income tax returns in accordance with their ownership percentages.

  Predecessor

        The Predecessor accounts for income taxes using the "liability method." Accordingly, deferred tax liabilities or assets are determined based on temporary differences between the financial statement and income tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates is recognized in income in the period such change occurs. A valuation allowance is provided for deferred tax assets to the extent realization is judged to be unlikely.

Revenue Recognition

        The Company uses the sales method of accounting for natural gas and crude oil revenues. Under this method, revenues are recognized based on actual volumes of oil and natural gas sold to purchasers. The volumes sold may differ from the volumes to which the Company is entitled based on its interests in the properties. These differences create imbalances that are recognized as a liability only when the estimated remaining reserves will not be sufficient to enable the under produced owner to recoup its entitled share through production. There are no significant balancing arrangements or obligations related to the Company's operations.

Derivative Transactions

        The Company accounts for derivatives in accordance with Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB No. 133", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" is in effect for the Company. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities measured at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. Derivatives that are not hedges are adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

        Currently, the Company has not designated any of its commodity price derivative contracts as hedges under FAS No. 133; therefore, the Company has recorded these contracts at their estimated fair values, and included the changes in their fair values in the accompanying consolidated statements of operations.

        If at any time, the commodity derivative contracts result in a value due from the counterparty, the Company could be exposed to credit risk in the event of nonperformance by the counterparty in the commodity price derivative contracts; however, the Company does not anticipate nonperformance by any counterparty.

Predecessor Reorganization Costs

        As a result of the Predecessor's Chapter 11 filings, the consolidated financial statements for the year ended December 31, 2003 and for the nine months ended September 30, 2004 have been prepared in accordance with SOP 90-7.

        Additionally, expenses incurred by the Predecessor as a result of its Chapter 11 reorganization have been presented separately in the consolidated statement of operations. This presentation is in accordance with SOP 90-7. The total amounts recorded for the year ended December 31, 2003 and for the nine months ended September 30, 2004 of $963,000 and $6,597,000, respectively, were comprised of the following amounts:

        Professional fees—The Predecessor was required to hire certain legal professionals to assist with its bankruptcy proceedings. These fees were $2,007,000 for the year ended December 31, 2003 and $6,647,000 for the nine months ended September 30, 2004.

        Claims Disposal—During the Predecessor's bankruptcy case, certain creditor claims were resolved. During the year ended December 31, 2003, $1,044,000 was recorded as a benefit to reorganization costs as a result of creditor claims disposal.

        Interest Income—During the nine months ended September 30, 2004, $50,000 of interest income was recorded as an offset to reorganization costs.

Note 4—Credit Facility

        On October 21, 2004, the Limited Partner, the General Partner and the Subsidiaries entered into a $50.0 million Revolving Line of Credit and Letter of Credit Facility Agreement ("Credit Facility"). The Credit Facility is secured by the oil and natural gas assets of the Company. The Credit Facility is subject to semi-annual borrowing base determinations. Initially the borrowing base was set at $25.0 million. The Credit Facility provides the Company with working capital to finance the acquisition and the development of its oil and natural gas assets. At the Company's option, interest accrues at prime rate less 25 basis points or LIBOR plus 275 basis points. Interest accrues at .375% on the unused portion of the Credit Facility. Interest is due semi-annually beginning December 31, 2004. The entire outstanding principal balance of the Credit Facility is due and payable three years from the effective date of the agreement, or on October 21, 2007. As of December 31, 2005 there was no outstanding principal balance.

        On October 21, 2004, a $14.4 million letter of credit was issued as collateral representing 130% of the marked-to-market liability of TDC's outstanding derivative contracts. At December 31, 2004, the outstanding letter of credit issued as collateral for the remaining hedge contracts had been reduced to $5.2 million. The Company pays a commitment fee of 2.75% on issued letters of credit. At December 31, 2005, the Company has one $250,000 letter of credit issued and outstanding. This letter of credit has been posted as collateral to the State of Texas for the Company's plugging and abandonment obligations.

        Among other requirements, the Credit Facility contains certain financial covenants requiring the Company to maintain a ratio of no less than 1.10 to 1.00 of current assets to current liabilities, as defined. Additionally, the Company is required to maintain tangible net worth, as defined, of no less than 80% of tangible net worth at closing, or $78,400,000, plus 50% of cumulative net income less the effects of the marked-to-market hedge contracts and TDC's restructuring costs assumed by the Company. Effective March 31, 2005, the Company's funded debt to EBITDA ratio, as defined, shall not exceed 3.5 to 1.00 and that ratio shall not exceed 3.00 to 1.00 thereafter. Funded debt is defined as the principal amount of all obligations of the borrowers under the facility, and the loans then outstanding with respect to the Credit Facility together with any outstanding letters of credit. Beginning with the quarter ended June 30, 2005, the Company's general and administrative costs may not exceed 20% of net operating income, as defined, for the relevant period on a consolidated basis. At December 31, 2004 and 2005, the Company was in compliance with all of the covenants in the Credit Facility.

Note 5—Derivative Financial Instruments

        The Company may use derivative instruments to manage its exposure to commodity prices. The Company's objectives for holding derivatives are to minimize risks using the most effective methods to eliminate or reduce the impact of this exposure. Currently, the Company has not designated any of its commodity price derivative contracts as hedges under FAS No. 133; therefore, the Company has recorded these contracts at their estimated fair values and included the changes in their fair values in the accompanying consolidated statements of operations.

  Successor

        At Inception, the Company assumed TDC's remaining commodity price derivative contracts, which had a marked-to-market liability of $11,304,000 on the date of Acquisition. At December 31, 2004, two months of TDC's commodity price derivative contracts remained outstanding and had a marked-to-market liability value of $4,033,000. The unrealized gain associated with these contracts in the amount of $1,006,000 is included in the unrealized gain on derivatives contracts in the accompanying December 31, 2004 consolidated statement of operations. As the assumed contracts matured during 2004 and 2005, the Company paid $6,266,000 and $4,485,000, respectively, to TDC's derivative counter-party. At December 31, 2005, all of the assumed TDC commodity price derivative contracts had been paid in full.

        In 2005 the Company placed additional commodity price derivative contracts with its hedge counter-party. At December 31, 2005, the Company had a receivable of $101,000 related to the settlement of its December 2005 commodity price derivative contract. In addition to the amounts paid for the assumed TDC contracts, the Company received $116,000 from its hedge counter-party in settlement of 2005 commodity price derivative contracts. At December 31, 2005, the Company had no commodity price derivative contracts in place against future production.

  Predecessor

        For the year ended December 31, 2003 and the nine months ended September 30, 2004, the Predecessor incurred losses on derivative contracts of $11,994,000 and $11,694,000, respectively. The estimated liability of $11,304,000 at September 30, 2004 associated with the oil and natural gas derivative contracts was assumed by the Company effective October 1, 2004 (see Note 2).

Note 6—Asset Retirement Obligation

        The Company follows SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 requires that the fair value of a liability for an asset's retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement cost is capitalized as part of the carrying value of the long-lived asset. Subsequently, the asset retirement cost is amortized to expense over the useful life of the asset. The asset retirement obligation recorded relates to the expected plugging and abandonment costs of oil and natural gas wells and the removal of pipeline, compressor and related production facilities. As a result of the acquisition of oil and natural gas properties from TDC on October 1, 2004, the Company recorded a current asset retirement obligation of $531,000, a long-term retirement obligation of $6,711,000 and an increase to oil and natural gas properties of $7,242,000 based on the present value of the obligation. The present value of the asset retirement obligation will be accreted to full value over the remaining useful life of the Company's oil and natural gas properties and production facilities. As of December 31, 2004 and 2005, the Company had $906,000 and $467,000, respectively, classified in other assets for restricted cash and bonds pledged for the future plugging and abandonment of its oil and natural gas wells and related production facilities.

  Successor

        The changes to the Company's asset retirement obligation from Inception to December 31, 2004 and for the year ended December 31, 2005 are summarized as follows (in thousands):

Asset retirement obligation liability recognized at Inception (October 1, 2004)(1)	$7,242
Accretion expense	132

Asset retirement obligation at December 31, 2004	7,374
Additions for new wells drilled	187
Accretion expense	526
Cash settlements for wells plugged and abandoned	(375)
Deletions for wells sold	(960)
Revisions to estimates	2,032

Asset retirement obligation at December 31, 2005	$8,784

(1)
The asset retirement obligation represents only obligations in respect of those properties acquired in the Acquisition, and is estimated based on variables relating specifically to the Successor, which differ from those variables used by the Predecessor in determining its asset retirement obligation.

        The current portion of asset retirement obligations of $537,000 and $968,000 at December 31, 2004 and 2005, respectively, is classified with accounts payable and accrued liabilities.

  Predecessor

        The adoption of SFAS 143 on January 1, 2003 resulted in the Predecessor recording a net-of-tax cumulative effect of change in accounting principle loss of $11,460,000, a current asset retirement obligation of $11,512,000, a long-term asset retirement obligation of $12,589,000 and an increase to oil and natural gas properties of $12,641,000.

        The changes to the Predecessor's asset retirement obligation for the year ended December 31, 2003 and for the nine months ended September 30, 2004 are summarized as follows (in thousands):

Balance at December 31, 2002	$—
Liability recognized upon adoption of SFAS 143	24,101
Additions for new wells drilled	22
Accretion expense	3,047
Cash settlements for wells plugged and abandoned	(8,478)
Revisions to estimates	1,418

Balance at December 31, 2003	20,110
Accretion expense	1,942
Cash settlements for wells plugged and abandoned	(1,270)
Revisions to estimates	(51)

Balance at September 30, 2004	$20,731

Note 7—Predecessor Income Taxes

        Deferred income taxes result from differences between the basis of assets and liabilities as measured for income tax and financial reporting purposes.

        The following reconciles statutory federal income tax with the provision for income tax for the year ended December 31, 2003 and the nine months ended September 30, 2004 (in thousands):

	2003	Nine Months ended September 30, 2004
Income tax benefit at statutory rate	$(12,422)	$(2,936)
Alternative minimum tax	—	—
Non-deductible expenses	3	1
Increase (decrease) in valuation allowance and other	12,419	(15,810)

Benefit for income taxes	$—	$(18,745)

        The benefit for income taxes for the nine months ended September 30, 2004 only relates to the expected utilization of approximately $54 million in net operating loss carryforwards from the transfer of certain oil and natural gas properties and liabilities by the Predecessor to the Successor on October 1, 2004 as more fully described in Note 2. The above benefit does not reflect any additional utilization of net operating loss carryforwards for the settlement of pre-petition liabilities in the bankruptcy proceedings.

Note 8—Commitments and Contingencies

Lease commitments

        The Successor has assumed certain of TDC's non-cancelable operating leases covering certain compression equipment and facilities and office space. Additionally, during 2005, the Company entered into a lease agreement for its current corporate office space. The following is a schedule of future minimum lease payments as of December 31, 2005 (in thousands):

Years Ending December 31,
2006	$920
2007	253
2008	274
2009	332
2010	186

$1,965

        Rent expense incurred by the Successor under operating leases amounted to $657,000 from Inception (October 31, 2004) to December 31, 2004 and $2,196,000 during the year ended December 31, 2005. Rent expense incurred by the Predecessor under operating leases amounted to $2,684,000 for the year ended December 31, 2003 and $1,697,000 for the nine months ended September 30, 2004.

  Litigation

        At December 31, 2005, the Company is a defendant in a lawsuit, assumed from TDC, for breach of contract. Another lawsuit, assumed from TDC, relating to joint interest disputes was settled during 2005.

        Arch W. Helton et al. v. Tri-Union Development Corporation, in the United States Bankruptcy Court for the Southern District of Texas, Houston Division; related to Helton v. Tri-Union, in the 80th Judicial District Court of Harris County, Texas. On May 28, 1997, Arch W. Helton and Helton Properties, Inc. and later joined by Linda Barnhill (collectively "Helton parties") filed a lawsuit against TDC alleging that TDC owed additional royalties on oil and natural gas produced beginning in February 1987 through the initiation of the lawsuit with respect to 18 acres of property in Alvin, Texas. As to the Helton parties' largest claim, TDC received a favorable decision from the Texas Railroad Commission, which has been upheld on appeal. After a trial conducted in August and September 2003, the bankruptcy court issued a ruling that resulted in the full avoidance of all of the plaintiffs' claims. The Helton parties have appealed this decision with the Fifth Circuit Court of Appeals ("Fifth Circuit"). A briefing schedule has not been set by the Fifth Circuit. Approximately $1.1 million has been segregated pursuant to bankruptcy court order in accordance with the initial plan of reorganization pending resolution of this claim. The Company acquired TDC's interest in and claim to the $1.1 million of escrowed funds and the right to defend against any further claims brought by the Helton parties. The Company intends to vigorously defend against the appeal by the Helton parties.

        Samson Lone Star Limited Partnership ("Samson"), et al v. Tri-Union Development Corporation, in the United States Bankruptcy Court for the Southern District of Texas, Houston Division. On August 31, 2004, Samson Lone Star Limited Partnership filed a lawsuit and a subsequent motion for a lifting and relief of the automatic stay, alleging that TDC's working interest in the Westbury Farms Gas Unit leases terminated because of TDC's alleged failure to consent to "save the lease" workover operations performed by Samson. TDC filed a response in opposition to the motion and engaged in discovery. The Company acquired TDC's interest in the leases and the right to defend against this matter. During August, 2005 the Company and Samson settled the lawsuit. Under the terms of the settlement agreement, all rights and interests of Tri-Union in the well, farmout leases, farmout agreement and assignments are assumed, assigned and transferred to the Company. Samson agreed to pay the Company $575,000, representing a portion of the net proceeds of production owed prior to July 1, 2005 based upon the Company's 25% working interest in the well. The Company's interest shall be a fully participating interest in the well and farmout leases. The Company shall be entitled to all net proceeds of or other funds from or attributable to its working interest in the well and farmout leases on and after July 1, 2005. Samson agreed to withdraw all claims in the bankruptcy cases and to consider all such claims resolved.

Potential litigation

        On February 24, 2006, James Cowan, a 38 year old man, was fatally injured while working as a gauger/pumper at a Company-operated well, the R. Casey No. 1 well in Madison County, Texas. Cowan was not hired or employed by the Company, but appears to have been working as a subcontractor for the Company's contract gauger/pumper. The Company entered into an agreement with the widow of James Cowan not to remove or alter the existing condition of certain equipment that may have been involved in the incident.

Regulatory and environmental contingencies

        The Company, as an owner and operator of oil and natural gas properties, is subject to various federal, state and local laws and regulations relating to discharge of materials into, and protection of, the environment. These laws and regulations may, among other things, impose liability on the lessee under an oil and natural gas lease for the cost of pollution clean-up resulting from operations and subject the lessee to liability for pollution damages. The Company maintains insurance coverage that it believes is customary in the industry, although it is not fully insured against all environmental risks.

        The Company is not aware of any environmental claims existing as of December 31, 2005, which would have a material impact on its financial position or results of operations. There can be no assurance, however, that current regulatory requirements will not change, or that past non-compliance with environmental laws will not be discovered on the Company's properties.

Note 9—Successor—Members' Equity

        The holders of all of the TDC Notes contributed their TDC Notes to the Limited Partner in exchange for issuance of Class A common units of the Limited Partner, based on the proportionate amount of TDC Notes contributed. Each holder of a $1,000 TDC Note was entitled to a single Class A common unit of the Limited Partner pursuant to the rights, preferences and limitations set forth in the Amended and Restated Limited Liability Company Agreement of the Limited Partner ("LLC Agreement") dated as of September 30, 2004. As of December 31, 2004 and 2005, the Limited Partner had 118,125 units authorized and issued. Each holder of Class A common units of the Limited Partner is a Member in the Limited Partner. No Member by virtue of having the status of a Member has any management power over the business and affairs of the Limited Partner.

        The Limited Partner is managed by a Board of Managers as provided in the LLC Agreement. The Board of Managers consists of five members. Each holder of 20% or more of the Class A common units outstanding has the right to designate the greater of one Manager or the equivalent of one-fifth of the total number of Managers for each 20% of the common units held. The number of Managers may be increased or decreased from time to time by vote of the Board. On December 2, 2004, a resolution of the Board of Managers approved a reduction of the required number of Managers to four.

        The Limited Partner owns a 100% interest in the General Partner. Further, the Limited Partner owns a 99.999% interest in each of the Subsidiaries. The business and affairs of the General Partner are managed under the direction of a Board of Managers consisting of the same four individuals constituting the Board of Managers of the Limited Partner. The General Partner owns a .001% interest in each of the Subsidiaries. The General Partner directs the business and affairs of the Subsidiaries.

Note 10—Predecessor—Capital Stock

        On June 13, 2001, the Predecessor increased its authorized share capital to 445,000 shares of class A common stock and 65,000 shares of class B common stock. The Predecessor also effected a 238.333:1 stock split of its class A common stock. The consolidated financial statements give retroactive effect to the stock split for all periods presented. In connection with the stock split, the par value of the class A common stock decreased from $1.00 to $0.01 per share. The par value of the class B common stock is $0.01. The Predecessor's confirmed Plan cancels any and all issued and outstanding Class A and B common stock (see Note 2).

Note 11—Supplemental Oil and Natural Gas Information (UNAUDITED)

        The following information concerning the Company's natural gas and oil operations has been provided pursuant to Statement of Financial Accounting Standards No. 69, Disclosures about Oil and Gas Producing Activities. The Company's oil and natural gas producing activities are conducted onshore within the continental United States. The Predecessor's activities were conducted onshore within the continental United States and offshore Texas. The evaluations of the oil and natural gas reserves at December 31, 2003, December 31, 2004 and December 31, 2005 were estimated by independent petroleum reserve engineers. The evaluations of the oil and natural gas reserves at September 30, 2004 were estimated using the December 31 independent petroleum reserve engineer estimates updated for internal production data.

Capitalized Costs of Oil and Natural Gas Properties

        For all periods presented, all of the Predecessors' and Successors' properties were evaluated and included in the amortization base (in thousands).

  Successor

	As of December 31,
	2004	2005
Properties subject to amortization—total capitalized costs	$124,020	$144,160
Accumulated depletion and amortization	(1,686)	(12,241)

	$122,334	$131,919

  Predecessor

	As of December 31, 2003	As of September 30, 2004
Properties subject to amortization—total capitalized costs	$149,800	$150,655
Accumulated depletion and amortization	(63,714)	(67,759)

	$86,086	$82,896

Oil and Natural Gas Related Costs

  Successor

        The following table sets forth information concerning costs incurred related to the Successor's oil and natural gas property acquisition, exploration and development activities in the United States for the period from Inception to December 31, 2004 and for the year ended December 31, 2005 (in thousands):

	Inception to December 31, 2004		Year ended December 31, 2005
Property acquisition—proved	$122,811	(1)	$—
Development costs	1,210		23,389	(2)
Proceeds from sales	—		(3,250)

	$124,021		$20,139

(1)
Includes $7,242 of asset retirement costs resulting from the Acquisition.

(2)
Includes asset retirement costs of $1,258, relating to new obligations incurred during the period, revisions to estimates and deletions for wells sold.

  Predecessor

        The following table sets forth information concerning costs incurred related to the Predecessor's oil and natural gas property acquisition, exploration and development activities in the United States for the year ended December 31, 2003 and for the nine months ended September 30, 2004 (in thousands):

	Year ended December 31, 2003	Nine Months ended September 30, 2004
Property acquisition—proved	$—	$—
Less—proceeds from sales of properties	(301)	(20)
Development costs(1)	18,796	874

	$18,495	$854

(1)
Includes asset retirement costs relating to new obligations incurred during the period and revisions to estimates. The total asset retirement costs included were $14,082 and $(52) for the year ended December 31, 2003 and the nine months ended September 30, 2004, respectively. Asset retirement costs incurred during 2003 include $12,641 related to the adoption of SFAS 143 on January 1, 2003.

Estimated Net Quantities of Natural Gas and Oil Reserves

  Successor

        The following table sets forth the Successor's net proved oil and natural gas reserves at December 31, 2005 and the changes in net proved oil and natural gas reserves for the period from Inception to December 31, 2004 and for the year ended December 31, 2005.

	Oil (Mbbls)	Gas (Mmcf)
Proved reserves:
Acquisition from TDC on September 30, 2004	14,133	77,948
Revisions of previous estimates	202	2,993
Production	(187)	(428)

Balance, December 31, 2004	14,148	80,513
Extensions, discoveries, and improved recoveries	379	26,812
Revisions of previous estimates	1,235	(2,369)
Sales of reserves in place	(313)	—
Production	(775)	(4,854)

Balance, December 31, 2005	14,674	100,102

Proved developed reserves at December 31, 2004	12,653	18,757

Proved developed reserves at December 31, 2005	12,819	28,557

        Of the Successor's total proved reserves as of December 31, 2004 and 2005, approximately 53% and 54%, respectively, were classified as proved developed producing, 4% and 2%, respectively, were classified as proved developed non-producing and 43% and 44%, respectively, were classified as proved undeveloped. All of the Successor's reserves are located in the continental United States.

  Predecessor

        The following table sets forth the Predecessor's net proved oil and natural gas reserves at December 31, 2003 and September 30, 2004 and the changes in net proved oil and natural gas reserves.

	Oil (Mbbls)	Gas (Mmcf)
Proved reserves:
Balance, December 31, 2002	16,935	85,662
Extensions, discoveries, and improved recoveries	25	3,016
Revisions of previous estimates	(1,442)	(1,792)
Production	(742)	(3,664)

Balance, December 31, 2003	14,776	83,222
Production	(545)	(1,985)

Balance, September 30, 2004	14,231	81,237

Proved developed reserves at December 31, 2003	13,275	24,719

Proved developed reserves at September 30, 2004	12,730	22,734

        Of the Predecessor's total proved reserves as of December 31, 2003 and September 30, 2004, approximately 54% and 52%, respectively, were classified as proved developed producing, 7% and 7%, respectively, were classified as proved developed non-producing and 39% and 41%, respectively, were classified as proved undeveloped. All of the Predecessor's reserves are located in the continental United States.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves

        The following summarizes the policies used in the preparation of the accompanying oil and natural gas reserve disclosures, standardized measures of discounted future net cash flows from proved oil and natural gas reserves and the reconciliations of standardized measures from year to year. The information disclosed, as prescribed by the Statement of Financial Accounting Standards No. 69, is an attempt to present the information in a manner comparable with industry peers.

        The information is based on estimates of proved reserves attributable to the Company's or the Predecessor's interest in oil and natural gas properties as of December 31 (or September 30) of the years presented. The December 31 estimates were prepared by independent petroleum engineers. Proved reserves are estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Estimates as of September 30, 2004 were developed using December 31 estimates from independent petroleum reserve engineers updated for internal production and pricing data and operating and development costs during the period.

        The standardized measure of discounted future net cash flows from production of proved reserves was developed as follows:

        (1)   Estimates are made of quantities of proved reserves and future periods during which they are expected to be produced based on period-end economic conditions.

        (2)   The estimated future cash flows are compiled by applying period-end prices of crude oil and natural gas relating to the Company's proved reserves to the period-end quantities of those reserves.

        (3)   The future cash flows are reduced by estimated production costs, costs to develop and produce the proved reserves and abandonment costs, all based on period-end economic conditions.

        (4)   Future income tax expenses are based on period-end statutory tax rates giving effect to the remaining tax basis in the oil and natural gas properties, other deductions, credits and allowances relating to the Company's proved oil and natural gas reserves.

        (5)   Future net cash flows are discounted to present value by applying a discount rate of 10%.

        The standardized measure of discounted future net cash flows does not purport, nor should it be interpreted, to present the fair value of the Company's oil and natural gas reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs and a discount factor more representative of the time value of money and the risks inherent in reserve estimates.

        The standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves is as follows and does not include cash flows associated with hedges outstanding at each of the respective reporting dates (in thousands).

  Successor

	As of December 31,
	2004	2005
Future cash inflows	$1,078,704	$1,684,326
Future production costs	(348,127)	(509,798)
Future development costs	(77,727)	(93,302)
Future income taxes	(195,966)	(355,107)

Future net cash flows	456,884	726,119
10% annual discount for estimated timing of cash flows	(236,440)	(351,555)

Standardized measure of discounted future net cash inflows	$220,444	$374,564

  Predecessor

	As of December 31, 2003	As of September 30, 2004
Future cash inflows	$948,078	$1,086,438
Future production costs	(314,924)	(302,699)
Future development costs	(79,782)	(78,856)
Future income taxes	(174,696)	(232,513)

Future net cash flows	378,676	472,370
10% annual discount for estimated timing of cash flows	(186,622)	(233,525)

Standardized measure of discounted future net cash inflows	$192,054	$238,845

        The following table summarizes changes in the standardized measure of discounted future net cash flows (in thousands).

  Successor

	As of December 31,
	2004	2005
Beginning of period	$214,084	$220,444
Revisions to previous estimates	9,306	14,842
Changes in prices and production costs	(24,022)	142,596
Changes in future development costs	15	17,775
Development costs incurred during the period	1,210	22,131
Extensions, discoveries and improved recovery, net of related costs	—	85,639
Sales of oil and natural gas, net of production costs	(6,525)	(59,962)
Accretion of discount	27,822	30,776
Net change in income taxes	28,232	(86,512)
Sales of reserves in place	(4,156)	—
Purchases of reserves in place	—	—
Production, timing and other	(25,522)	(13,165)

End of period	$220,444	$374,564

  Predecessor

	As of December 31, 2003	As of September 30, 2004
Beginning of period	$166,196	$192,054
Revisions to previous estimates	(18,765)	—
Changes in prices and production costs	36,081	85,805
Changes in future development costs	7,488	—
Development costs incurred during the period	6,154	874
Extensions, discoveries and improved recovery, net of related costs	2,740	7,439
Sales of oil and natural gas, net of production costs	(15,484)	(19,461)
Accretion of discount	24,167	35,436
Net change in income taxes	(10,688)	(29,384)
Sales of reserves in place	—	—
Purchases of reserves in place	—	—
Production, timing and other	(5,835)	(33,918)

End of period	$192,054	$238,845

GLOSSARY OF TECHNICAL TERMS

3D seismic	Geophysical data that depicts the subsurface strata in three dimensions. 3D seismic data typically provides a more detailed and accurate interpretation of the subsurface strata than two dimensional seismic data.
Anticline	An arch-shaped fold in rock in which rock layers are upwardly convex.
Bbl	One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to oil or other liquid hydrocarbon.
Bcf	One billion cubic feet of natural gas.
Bcfe	One billion cubic feet of natural gas equivalent, using the ratio of one barrel of crude oil, condensate or natural gas liquids to six Mcf of natural gas.
BOE	One stock tank barrel of oil equivalent, using the ratio of six Mcf of natural gas to one barrel of crude oil, condensate or natural gas liquids.
Btu	British thermal unit, the quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.
Completion	The installation of permanent equipment for the production of oil or natural gas.
Condensate	Hydrocarbons which are in a gaseous state under reservoir conditions but which become liquid at the surface and may be recovered by conventional separators.
/d	Per day.
Developed acreage	The number of acres which are allocated or assignable to producing wells or wells capable of production.
Development drilling or development wells
Drilling or wells drilled within the proved area of an oil or natural gas reservoir, as indicated by reasonable interpretation of available data, to the depth of a stratigraphic horizon known to be productive.
Dry well	A well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion of the well.
Exploitation and development activities	Drilling, facilities and/or production-related activities performed with respect to proved and probable reserves.
Exploration activities	The initial phase of oil and natural gas operations that includes the generation of a prospect and/or play and the drilling of an exploration well.

Exploration well
A well drilled to find and produce oil or natural gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir or to extend a known reservoir.
Finding and development costs	Capital costs incurred in the acquisition, exploration, development and revisions of proved oil and natural gas reserves divided by proved reserve additions.
Gross acres or gross wells	The total acres or wells, as applicable, in which a working interest is owned.
Infill drilling	Drilling of an additional well or wells below existing spacing to more adequately drain a reservoir.
Injection well	A well in which water is injected, the primary objective typically being to maintain reservoir pressure.
MBbl	One thousand barrels.
MBOE	One thousand BOEs.
Mcf
One thousand cubic feet of natural gas. For the purposes of this prospectus, this volume is stated at the legal pressure base of the state or area in which the reserves are located and at 60 degrees Fahrenheit.
Mcfe	One thousand cubic feet of natural gas equivalent, using the ratio of one barrel of crude oil, condensate or natural gas liquids to 6 Mcf of natural gas.
MMcf
One million cubic feet of natural gas. For the purposes of this prospectus, this volume is stated at the legal pressure base of the state or area in which the reserves are located and at 60 degrees Fahrenheit.
MMBbl	One million barrels.
MMBOE	One million BOEs.
MMBtu	One million British thermal units.
Natural gas liquids	Hydrocarbons found in natural gas which may be extracted as liquefied petroleum gas and natural gasoline.
Net acres or net wells	The gross acres or wells, as applicable, multiplied by the working interest owned.
NYMEX	The New York Mercantile Exchange.
Oil	Crude oil, condensate and natural gas liquids.
Pay zone	A geological deposit in which oil and natural gas is found in commercial quantities.
Producing well or productive well
A well that is producing oil or natural gas or that is capable of production, including natural gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities.

Proved developed non-producing reserves
Proved developed reserves that do not qualify as proved developed producing reserves, including reserves that are expected to be recovered from (i) completion intervals that are open at the time of the estimate, but have not started producing, (ii) wells that are shut-in because pipeline connections are unavailable or (iii) wells not capable of production for mechanical reasons.
Proved developed reserves
This term means "proved developed oil and gas reserves" as defined in Rule 4-10(a)(3) of SEC Regulation S-X, and refers to reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.
Proved developed reserves to production ratio	The ratio of proved developed reserves to total net production for the preceding 12 months.
Proved developed producing reserves	Reserves that are being recovered through existing wells with existing equipment and operating methods.
Proved reserves or proved oil and natural gas reserves
This term means "proved oil and gas reserves" as defined in Rule 4-10(a)(2) of SEC Regulation S-X and refers to the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.
Proved reserves to production ratio	The ratio of total proved reserves to total net production for the preceding 12 months or other specified period.
Proved undeveloped reserves
This term is defined in Rule 4-10(a)(4) of SEC Regulation S-X and refers to reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
PV-10
The present value of estimated future revenues to be generated from the production of proved reserves, net of estimated production and future development costs and future plugging and abandonment costs, using prices and costs as of the date of estimate without future escalation, without giving effect to hedging activities, non-property related expenses such as general and administrative expenses, debt service and depreciation, depletion, amortization and impairment and income taxes, and discounted using an annual discount rate of 10%. See page 12 of this prospectus.
Recompletion	The completion for production of an existing wellbore in a different formulation or producing horizon, either deeper or shallower, from that in which the well was previously completed.

Reserve life
The estimated productive life of a proved reservoir based upon the economic limit of such reservoir producing hydrocarbons in economic quantities, assuming certain price and cost parameters. For purposes of this prospectus, reserve life is determined on a BOE basis by dividing the estimated proved reserves and revisions of previous estimates, excluding property sales, at the end of the year by the oil and natural gas volumes produced during the year.
Secondary recovery
The second stage of hydrocarbon production during which an external fluid such as water or gas is injected into the reservoir through injection wells located in rock that has fluid communication with production wells. The purpose of secondary recovery is to maintain reservoir pressure and to displace hydrocarbons toward the wellbore.
Shut-in	A well suspended from production or injection but not abandoned.
Undeveloped acreage
The number of acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved oil and natural gas reserves.
Waterflood	A method of secondary recovery in which water is injected into the reservoir formation to displace residual oil.
Working interest
The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and to receive a share of production, subject to all royalties, overriding royalties and other burdens, all costs of exploration, development and operations and all risks in connection therewith.
Workover
Remedial operations on a well conducted with the intention of restoring or increasing production from the same zone, including by plugging back, squeeze cementing, reperforating, cleanout and acidizing.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following is a list of estimated expenses in connection with the issuance and distribution of the securities being registered:

SEC registration fee	$43,068
NASD filing fee	40,750
New York Stock Exchange listing fee	150,000
Printing expenses	600,000
Legal fees and expenses	900,000
Accounting fees and expenses	400,000
Engineering fees and expenses	300,000
Transfer agent fees	3,500
Blue sky fees and expenses	5,000
Miscellaneous	57,682

Total	$2,500,000

Item 14. Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law, or DGCL, authorizes a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, other than an action by or in the right of the corporation, because such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses, including attorneys' fees, actually and reasonably incurred in defense or settlement of any such pending, completed or threatened action or suit by or in the right of the corporation if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that, unless a court of competent jurisdiction otherwise provides, such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct. Article 10 of our certificate of incorporation generally provides that we will indemnify our directors and officers and certain other persons to the extent permitted by the DGCL. In addition, we have entered into an indemnification agreement with each of our directors, and an employment agreement with certain of our officers, pursuant to which we have agreed, in general, to indemnify those persons to the extent permitted by the DGCL.

        Section 145 of the DGCL also authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him. We maintain policies insuring our and our subsidiaries' officers and directors against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act of 1933, as amended.

        As permitted by the DGCL, Article 9 of our certificate of incorporation eliminates in certain circumstances the monetary liability of our directors for a breach of their fiduciary duty as directors. These provisions do not eliminate the liability of a director:

  •
  for a breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions by the director not in good faith;

  •
  for acts or omissions by the director involving intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the DGCL, which relates to the declaration of dividends and purchase or redemption of shares in violation of the DGCL; and

  •
  for any transaction from which the director derived an improper personal benefit.

Item 15. Recent Sales of Unregistered Securities

        On December 20, 2004, we sold $150.0 million in aggregate principal amount of our 8.75% senior notes due 2011 in a private placement. The notes were sold to Lehman Brothers Inc. and Harris Nesbitt Corp. (now BMO Capital Markets Corp.), as initial purchasers, in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of that act. The initial purchasers resold the notes to (i) "qualified institutional buyers," as that term is defined in Rule 144A under the Securities Act and (ii) non-U.S. persons in transactions outside the United States in reliance on Regulation S under the Securities Act. The notes were issued to the initial purchasers at 99.362% of par. See "Description of Indebtedness—Senior Notes." The notes were subsequently exchanged for substantially identical notes that were registered under the Securities Act pursuant to our Registration Statement on Form S-4/A filed on April 20, 2004.

        Between February 2005 and April 2006, we granted options to purchase a total of 4,253,662.5 shares of our common stock to our directors and certain members of management, in each case other than Timothy Marquez, our Chairman and CEO. See "Management—Stock Option Plans." The grant of the options was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of that act. The persons to whom options were granted represented their intention to acquire the options and underlying shares of common stock for investment only and not with a view to or for sale in connection with any unregistered distribution thereof. The grant of the options were made without general solicitation or advertising. In addition, the persons to whom options were granted had access to information concerning our company, including through our public filings with the SEC, comparable to the information that would have been provided in a registration statement had the grant of the options been registered.

Item 16. Exhibits and Financial Statement Schedules

  (a)
  Exhibits

        See the accompanying Exhibit Index.

  (b)
  Financial Statement Schedules

        All schedules are omitted because the required information is (i) not present, (ii) not present in amounts sufficient to require submission of the schedule or (iii) included in our financial statements.

Item 17. Undertakings

        The undersigned Registrant hereby undertakes:

          (a)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (b)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (c)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on this 14th day of November 2006.

VENOCO, INC.
By:	/s/ TIMOTHY M. MARQUEZ
	Name:	Timothy M. Marquez
	Title:	Chairman and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the dates set forth below.

Signature	Title	Date

/s/ TIMOTHY M. MARQUEZ Timothy M. Marquez	Chairman and Chief Executive Officer (Principal Executive Officer)	November 14, 2006
* David B. Christofferson	Chief Financial Officer (Principal Financial Officer)	November 14, 2006
* Douglas J. Griggs	Chief Accounting Officer (Principal Accounting Officer)	November 14, 2006
* J. Timothy Brittan	Director	November 14, 2006
* J.C. McFarland	Director	November 14, 2006
* Edward O'Donnell	Director	November 14, 2006
* Eloy U. Ortega	Director	November 14, 2006
* Joel L. Reed	Director	November 14, 2006
* Glen C. Warren, Jr.	Director	November 14, 2006
*By:	/s/ TIMOTHY M. MARQUEZ Timothy M. Marquez Attorney-in-Fact

Exhibit Index

Exhibit Number	Exhibit
1.1	Form of Underwriting Agreement.
2.1
Agreement and Plan of Merger, dated as of March 30, 2006, by and among TexCal Energy (LP) LLC, Venoco, Inc., Bicycle Acquisition Company, LLC and Member Rep LLC (incorporated by reference to Exhibit 2.1 to the Annual Report on Form 10-K of Venoco, Inc. filed on April 5, 2006).
3.1	Restated Certificate of Incorporation of Venoco, Inc. (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q of Venoco, Inc. filed on November 17, 2005).
3.2	Bylaws of Venoco, Inc. (incorporated by reference to Exhibit 3.2 to the Quarterly Report on Form 10-Q of Venoco, Inc. filed on November 17, 2005).
4.1	Specimen stock certificate.**
4.2
Indenture, dated as of December 20, 2004, by and among Venoco, Inc., the Guarantors party thereto and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-4 of Venoco, Inc. filed on March 31, 2005).
5.1	Legal Opinion of Davis Graham & Stubbs LLP.
10.1
Second Amended and Restated Credit Agreement, dated as of March 30, 2006, by and among Venoco, Inc. and Bank of Montreal, as Administrative Agent and Lead Syndication Agent, Harris Nesbitt Corp., as Lead Arranger, Credit Suisse Securities (USA) LLC and Lehman Brothers Inc., as Co-Arrangers, and Credit Suisse, Cayman Islands Branch and Lehman Commercial Paper Inc., as Co-Syndication Agents and Co-Documentation Agents (incorporated by reference to Exhibit 10.1 to the Annual Report on Form 10-K of Venoco, Inc. filed on April 5, 2006).
10.1.1
First Amendment to the Second Amended and Restated Credit Agreement, dated as of May 2, 2006, by and among Venoco, Inc., the Guarantors identified therein, Bank of Montreal, as Administrative Agent, Credit Suisse, Cayman Islands Branch and Lehman Commercial Paper Inc., as Co-Syndication Agents, and Fortis Capital Corp., as Documentation Agent.**
10.1.2
Second Amendment to the Second Amended and Restated Credit Agreement, dated as of October 25, 2006, by and among Venoco, Inc., the Guarantors identified therein, Bank of Montreal, as Administrative Agent, Credit Suisse, Cayman Islands Branch and Lehman Commercial Paper Inc., as Co-Syndication Agents, and Fortis Capital Corp., as Documentation Agent.**
10.2
Amended and Restated Term Loan Agreement, dated as of April 28, 2006, by and among Venoco, Inc., the Guarantors identified therein, Credit Suisse, Cayman Islands Branch, as Administrative Agent, Credit Suisse Securities (USA) LLC and Lehman Brothers Inc., as Joint Lead Arrangers, Harris Nesbitt Corp., as Co-Arranger, and Lehman Brothers Inc., as Syndication Agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Venoco, Inc. filed on May 4, 2006).
10.3
Collateral Trust Agreement, dated as of March 30, 2006, by and between Venoco, Inc. and Credit Suisse, Cayman Islands Branch, as Administrative Agent and Collateral Trustee (incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-K of Venoco, Inc. filed on April 5, 2006).

10.4
Contract of Affreightment, dated as of March 13, 1998, by and between Public Service Marine Inc. and Venoco, LLC (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-4 of Venoco, Inc. filed on March 31, 2005).
10.4.1
First Amendment to Contract of Affreightment, by and between Public Service Marine Inc. and Venoco, Inc. (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-4/A of Venoco, Inc. filed on April 20, 2005).
10.5
Platform Agreement, dated as of March 1, 2006, by and between Venoco, Inc. and Clearwater Port, LLC (incorporated by reference to Exhibit 10.6 to the Annual Report on Form 10-K of Venoco, Inc. filed on April 5, 2006).
10.6
Purchase and Sale Agreement, dated as of December 3, 2004, by and among Venoco, Inc. and Members of Marquez Energy LLC (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-4 of Venoco, Inc. filed on March 31, 2005).
10.6.1
Amendment to Sales Agreement, dated March 21, 2005, by and among Venoco, Inc. and Members of Marquez Energy, LLC (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-4 of Venoco, Inc. filed on March 31, 2005).
10.7	Venoco, Inc. 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form S-4 of Venoco, Inc. filed on March 31, 2005).
10.7.1
Form of Non-Qualified Stock Option Agreement for Non-Employee Directors Pursuant to the 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of Venoco, Inc. filed on November 17, 2005).
10.7.2
Form of Non-Qualified Stock Option Agreement for Non-Executive Officer Employees Pursuant to the 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q of Venoco, Inc. filed on November 17, 2005).
10.7.3
Form of Amendment to Nonqualified Stock Option Agreement Pursuant to the 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Venoco, Inc. filed on June 12, 2006).
10.7.4	Form of Bonus Payment Agreement Relating to the 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Venoco, Inc. filed on June 12, 2006).
10.8	Venoco, Inc. Amended and Restated 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Venoco, Inc. filed on May 12, 2006).
10.8.1	Form of Non-Qualified Stock Option Agreement Pursuant to the 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 the Current Report on Form 8-K of Venoco, Inc. filed on May 12, 2006).
10.9
Employment Agreement, dated as of May 4, 2005, by and between Venoco, Inc. and Timothy Marquez (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Venoco, Inc. filed on May 16, 2005).
10.10
Employment Agreement, dated as of January 25, 2005, by and between Venoco, Inc. and William Schneider (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-4 of Venoco, Inc. filed on March 31, 2005).
10.11
Non-Qualified Stock Option Agreement, dated as of May 4, 2005, by and between Venoco, Inc. and William Schneider (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q of Venoco, Inc. filed on May 16, 2005).

10.12
Employment Agreement, dated as of May 4, 2005, by and between Venoco, Inc. and David Christofferson (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Venoco, Inc. filed on May 16, 2005).
10.13
Non-Qualified Stock Option Agreement, dated as of May 4, 2005, by and between Venoco, Inc. and David Christofferson (incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q of Venoco, Inc. filed on May 16, 2005).
10.14
Employment Agreement, dated as of May 4, 2005, by and between Venoco, Inc. and Terry Anderson (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q of Venoco, Inc. filed on May 16, 2005).
10.15
Non-Qualified Stock Option Agreement, dated as of May 4, 2005, by and between Venoco, Inc. and Terry Anderson (incorporated by reference to Exhibit 10.10 to the Quarterly Report on Form 10-Q of Venoco, Inc. filed on May 16, 2005).
10.16
Employment Agreement, dated as of August 15, 2005, by and between Venoco, Inc. and Mark DePuy (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Venoco, Inc. filed on November 17, 2005).
10.17
Non-Qualified Stock Option Agreement, dated as of August 15, 2005, by and between Venoco, Inc. and Mark DePuy (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Venoco, Inc. filed on November 17, 2005).
10.18	Form of Amendment to Employment Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Venoco, Inc. filed on July 12, 2006).
10.19	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Venoco, Inc. filed on October 31, 2005).
10.20	Registration Rights Agreement by and between Venoco, Inc. and the Marquez Trust (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Venoco, Inc. filed on August 31, 2006).
10.21
Consulting Agreement, dated as of January 23, 2006, by and between Venoco, Inc. and Edward O'Donnell (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Venoco, Inc. filed on January 23, 2006).
10.22
Indemnity and Guaranty Agreement, dated as of March 22, 2006, by the Marquez Trust in favor of Venoco, Inc. (incorporated by reference to Exhibit 10.29 to the Annual Report on Form 10-K of Venoco, Inc. filed on April 5, 2006).
10.23
Assignment and Subordination of Master Lease and Consent of Master Tenant, dated as of December 9, 2004, by and among 6267 Carpinteria Avenue, LLC, Venoco, Inc. and German American Capital Corporation (incorporated by reference to Exhibit 10.30 to the Annual Report on Form 10-K of Venoco, Inc. filed on April 5, 2006).
10.24.1
Ground Lease, dated as of August 29, 2006, by and between Venoco, Inc. and Carpinteria Bluffs, LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Venoco, Inc. filed on August 31, 2006).
10.24.2
Development Agreement, dated as of August 29, 2006, by and between Venoco, Inc. and Carpinteria Bluffs, LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Venoco, Inc. filed on August 31, 2006).
10.24.3
Dividend Distribution Agreement, dated as of August 29, 2006, by and among Venoco, Inc., the Marquez Trust and Carpinteria Bluffs, LLC (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of Venoco, Inc. filed on August 31, 2006).

10.25
Option Agreement, dated as of November 1, 2006, by and between TexCal Energy South Texas, L.P. and Denbury Onshore, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Venoco, Inc. filed on November 9, 2006).
21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Annual Report on Form 10-K of Venoco, Inc. filed on April 5, 2006).
23.1	Consent of Deloitte & Touche LLP.
23.2	Consent of Netherland, Sewell & Associates, Inc.**
23.3	Consent of Ryder Scott Company, L.P.**
23.4	Consent of DeGolyer & MacNaughton.**
23.5	Consent of BDO Seidman, LLP.**
23.6	Consent of Davis Graham & Stubbs LLP (included in Exhibit 5.1).
24.1	Power of Attorney.**

**
Previously filed.